As filed with the Securities and Exchange Commission on July 10, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SUPERIOR BANCORP
(Exact Name of Registrant as Specified in its Charter)

Delaware	6711	63-1201350
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

17 North 20th Street
Birmingham, Alabama 35203
(205) 327-1400
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

C. Stanley Bailey
Chief Executive Officer
Superior Bancorp
17 North 20th Street
Birmingham, Alabama 35203
(205) 327-1400
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:
ROBERT E. LEE GARNER
Haskell Slaughter Young & Rediker, LLC
1400 Park Place Tower
2001 Park Place North
Birmingham, Alabama 35203
(205) 251-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.
If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier, effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities	Amount To Be	Offering Price	Aggregate	Amount of
To Be Registered	Registered(1)	Per Unit	Offering Price(2)	Registration Fee
Common Stock, par value $.001 per share	6,228,566		$28,311,115	$3,029.29

(1)	Represents the maximum amount of common stock, par value $.001 per share (“Superior Bancorp common stock”), of Superior Bancorp issuable upon the consummation of the merger of Kensington Bankshares, Inc. with and into Superior Bancorp, assuming the conversion of each outstanding share of common stock, par value $.01 per share (“Kensington Bankshares common stock”), of Kensington Bankshares, Inc. into 1.60 shares of Superior Bancorp common stock and the issuance of up to 291,766 shares of Superior Bancorp common stock in satisfaction of outstanding options to purchase Kensington Bankshares common stock.

(2)	In accordance with Rule 457(f)(2), the registration fee is based on the aggregate book value of the number of shares of common stock of Kensington Bankshares that will be received by the registrant pursuant to the merger.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further Amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

DATED JULY 10, 2006, SUBJECT TO COMPLETION

Superior Bancorp	Kensington Bankshares, Inc.

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

Each of the boards of directors of Superior Bancorp and Kensington Bankshares, Inc. has unanimously approved a transaction that will result in the merger of Kensington Bankshares with and into Superior Bancorp. The stockholders of Superior Bancorp and Kensington Bankshares are being asked to approve the merger at special meetings of the stockholders of each company.

If we complete the merger, Kensington Bankshares stockholders will be entitled to receive 1.60 shares of Superior Bancorp common stock for each share of Kensington Bankshares common stock they own, subject to the following provisions. If, on the date that all necessary consents and regulatory approvals for the merger have been received, the average closing price for ten trading days immediately preceding such date of Superior Bancorp common stock is less than $10.50 per share, then the majority of the entire board of Kensington Bankshares may vote to terminate the Agreement and Plan of Merger any time during the five-day period after the date that all consents and approvals have been received. If Kensington Bankshares exercises its option to terminate the merger agreement, Kensington Bankshares must give notice to Superior Bancorp. Superior Bancorp will then have the option of paying additional consideration in the form of Superior Bancorp common stock, cash or a combination of stock and cash so that the aggregate consideration per share is equal to $10.50. The parties cannot now predict whether or not Kensington Bancshares’ board of directors would exercise the right to terminate the merger agreement if these conditions are met or if Superior Bancorp would agree to pay additional consideration.

We expect that the merger will qualify as a reorganization under the Internal Revenue Code, in which case Kensington Bankshares stockholders will not recognize gain or loss for federal income tax purposes upon the exchange of their shares of Kensington Bankshares common stock for share of Superior Bancorp common stock. You should carefully read the description of material federal tax consequences beginning on page    of this joint proxy statement/prospectus and consult your own tax advisor.

We cannot complete the merger unless the stockholders of both companies approve the merger agreement. Each of our boards of directors unanimously recommends that you vote “FOR” the merger agreement and the merger.

Each of Superior Bancorp and Kensington Bankshares will hold a special meeting of its stockholders to approve the merger. The places, dates and times of the special meetings are as follows:

Superior Bancorp	Kensington Bankshares, Inc.

, 2006	, 2006

Superior Bancorp common stock is quoted on the NASDAQ National Market System under the ticker symbol “SUPR”.

YOUR VOTE IS IMPORTANT. Please take the time to vote on the proposals by completing and mailing the enclosed proxy card, even if you plan to attend the stockholders’ meeting.

This joint proxy statement/prospectus provides you with detailed information about the proposed merger. In addition, you may obtain information about Superior Bancorp from documents that Superior Bancorp has filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully. You should also consider carefully the risk factors we describe beginning on page    of this joint proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Shares of Superior Bancorp common stock are not bank accounts or deposits, are not federally insured by the FDIC and are not insured by any other state or federal agency.

This joint proxy statement/prospectus is dated          , 2006, and is first being mailed to stockholders of Superior Bancorp and Kensington Bankshares on or about          , 2006.

JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus incorporates by reference important business and financial information about Superior Bancorp and Kensington Bankshares from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from the appropriate company at the following address:

Superior Bancorp	Kensington Bankshares, Inc.
17 North 20th Street	13246 North Dale Murphy Highway
Birmingham, Alabama 35203	Tampa, Florida 33264
(205) 327-1400	(813) 961-6200
Attention: Tom Jung	Attention: William R. Bender, Jr.

Superior Bancorp files quarterly and annual reports with the Securities and Exchange Commission. You can obtain free copies of this information through the SEC website at http://www.sec.gov or through Superior Bancorp’s website at www.superiorbank.com.

Stockholders requesting documents should do so by           , 2006, in order to receive them before the special meetings. For additional information regarding where you can find more information about Superior Bancorp and Kensington Bankshares, see “Where You Can Find More Information” beginning on page   .

You should rely only on information provided in this joint proxy statement/prospectus. Neither Superior Bancorp nor Kensington Bankshares has authorized anyone else to provide you with different information. The information in this joint proxy statement/prospectus about Superior Bancorp and its subsidiaries has been supplied by Superior Bancorp, and the information in this joint proxy statement/prospectus about Kensington Bankshares and First Kensington Bank has been supplied by Kensington Bankshares. Although neither Superior Bancorp nor Kensington Bankshares has actual knowledge that would indicate that any statement or information (including financial statements) relating to the other party contained herein are inaccurate or incomplete, neither Superior Bancorp nor Kensington Bankshares warrants the accuracy or completeness of such statements or information as they relate to any other party. Superior Bancorp is not making an offer of these securities in any state or jurisdiction where the offer is not permitted. Neither Superior Bancorp nor Kensington Bankshares is soliciting proxies in any state where the solicitation of proxies is not permitted.

SUPERIOR BANCORP

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
to be held          , 2006
                    .m.

Birmingham, Alabama

NOTICE IS HEREBY GIVEN THAT Superior Bancorp will hold a special meeting of stockholders on          , 2006, at          .m. at           for the following purposes:

1. Merger. To consider and vote on an Agreement and Plan of Merger, dated as of March 6, 2006, under which Kensington Bankshares, Inc., a Florida bank holding company, will merge with and into Superior Bancorp, a Delaware-chartered thrift holding company. The merger agreement, which describes the merger in more detail, is included in the accompanying joint proxy statement/prospectus as Annex A.

2. Other Business. To transact such other business as may properly come before the special meeting or any postponement or adjustments of the special meeting.

Only stockholders of record at the close of business on          , 2006 will be entitled to notice of and to vote at Superior Bancorp special meeting or any adjournments or postponements thereof. The approval of the merger agreement requires the approval of the holders of a majority of the shares of Superior Bancorp common stock outstanding and entitled to vote at the meeting.

The board of directors of Superior Bancorp unanimously recommends that holders of Superior Bancorp common stock vote “FOR” the proposals listed above.

It is important that your shares be represented at the special meeting regardless of the number of shares you own. Even if you plan to attend the special meeting, we urge you to complete, sign and date the enclosed proxy card and return it in the envelope provided as promptly as possible. If you attend the special meeting, you may vote either in person or by proxy. You may revoke any proxy you give at any time before its exercise in the manner described in the joint proxy statement/prospectus.

By Order of the Board of Directors,

C. Stanley Bailey
Chief Executive Officer

          , 2006
Birmingham, Alabama

KENSINGTON BANKSHARES, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
to be held          , 2006
          .m.

Tampa, Florida

NOTICE IS HEREBY GIVEN THAT Kensington Bankshares, Inc. will hold a special meeting of stockholders on          , 2006, at          .m. at          for the following purposes:

1. Merger. To consider and vote on an Agreement and Plan of Merger, dated as of March 6, 2006, under which Kensington Bankshares will merge with and into Superior Bancorp, a Delaware-chartered thrift holding company, headquartered in Birmingham, Alabama. The merger agreement, which describes the merger in more detail, is included in the accompanying joint proxy statement/prospectus as Annex A.

2. Other Business. To transact such other business as may properly come before the special meeting or any postponement or adjustments of the special meeting.

Only stockholders of record at the close of business on          , 2006 will be entitled to notice of and to vote at the Kensington Bankshares special meeting or any adjournments or postponements thereof. The approval of the merger agreement requires the approval of the holders of a majority of the shares of the Kensington Bankshares common stock outstanding and entitled to vote at the meeting.

Stockholders of Kensington Bankshares have a right to dissent from the proposed merger and obtain payment in cash of the appraised or fair value of their shares of Kensington Bankshares common stock by complying with the applicable provisions of Florida law. The full text of Sections 607.1301 through 607.1320 of the Florida Statutes, which describes the procedures to be followed by stockholders who choose to dissent under Florida law, are included as Annex B to the joint proxy statement/prospectus and should be read carefully.

The board of directors of Kensington Bankshares unanimously recommends that holders of Kensington Bankshares common stock vote “FOR” the proposals listed above.

It is important that your shares be represented at the special meeting regardless of the number of shares you own. Even if you plan to attend the special meeting, we urge you to complete, sign and date the enclosed proxy card and return it in the envelope provided as promptly as possible. If you attend the special meeting, you may vote either in person or by proxy. You may revoke any proxy you give at any time before its exercise in the manner described in the joint proxy statement/prospectus.

By Order of the Board of Directors,

Gerald K. Archibald
Chairman, Chief Executive Officer and President

          , 2006
Tampa, Florida

DO NOT SEND STOCK CERTIFICATES WITH YOUR PROXY CARD.

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What are Superior Bancorp and Kensington Bankshares proposing at the special meetings?

A:	At the special meetings, the stockholders of each company will be asked to vote for a proposal to approve the Agreement and Plan of Merger between Superior Bancorp and Kensington Bankshares by which Kensington Bankshares will be merged with and into Superior Bancorp.

Q:	What should I do now?

A:	After carefully reviewing this document, please indicate on your proxy card how you want to vote and sign and date your proxy card. Mail your signed proxy card in the enclosed return envelope as soon as possible to ensure that your shares are represented at the applicable special meeting.

If you sign, date and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger agreement and the merger. If you do not sign and send in your proxy and if you do not attend and cast your vote in person at the applicable special meeting, it will have the same effect as a vote against the merger agreement and the merger.

Q:	What vote is required to approve the merger?

A:	Approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of each of the Kensington Bankshares common stock and Superior Bancorp common stock.

Q:	What do the Superior Bancorp and Kensington Bankshares boards of directors recommend?

A:	The boards of directors of Superior Bancorp and Kensington Bankshares have both unanimously approved and adopted the merger and the merger agreement. Accordingly, the boards of directors of both Superior Bancorp and Kensington Bankshares unanimously recommend that their stockholders vote “FOR” approval of the merger agreement and the merger.

Q:	What will Kensington Bankshares stockholders receive in the merger?

A:	Kensington Bankshares stockholders will receive 1.60 shares of Superior Bancorp common stock for each share of Kensington Bankshares common stock, subject to adjustment as provided in the merger agreement.

Q:	What happens to options previously granted by Kensington Bankshares with respect to the merger?

A:	All outstanding Kensington Bankshares options will be cancelled and option holders will receive shares of Superior Bancorp common stock based on a formula as described in the merger agreement. It is a condition to the closing of the merger that each holder of a Kensington Bankshares option shall have executed an agreement to cancel such option as of the effective date of the merger and receive shares of Superior Bancorp common stock in exchange therefor. See “The Merger — The Merger Agreement — Treatment of Kensington Bankshares Stock Options” on page .

Q:	Is the Kensington Bankshares merger conditioned on the consummation of the proposed merger of Community Bankshares, Inc. with Superior Bancorp?

A:	No. The Kensington Bankshares merger is not conditioned on the completion of the Community Bancshares merger. Each merger is independent of the other.

Q:	Will Kensington Bankshares stockholders be able to trade Superior Bancorp common stock they receive pursuant to the merger?

A:	Yes. Superior Bancorp common stock issued pursuant to the merger will be registered under the Securities Act of 1933 and will be listed on the NASDAQ National Market System under the ticker symbol “SUPR”. All shares of Superior Bancorp common stock that you receive pursuant to the merger will generally be freely transferable unless you are deemed an affiliate of Kensington Bankshares at the time of the merger. Affiliates of Kensington Bankshares may, however, be able to freely sell the shares they receive pursuant to the merger, subject to the terms of any “lock-up” agreement and any applicable securities regulations. See “The Merger — Resale of Superior Bancorp Common Stock by Affiliates” on page .

iv

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to Kensington Bankshares or Superior Bancorp, as appropriate, at the address below, before the special meeting. Third, you can attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, we will send you written instructions on exchanging your Kensington Bankshares stock certificates for Superior Bancorp stock certificates.

Q:	When do you expect the merger to be completed?

A:	We expect to complete the merger in the third or fourth quarter of 2006. However, we cannot assure you when or if the merger will occur. We must first obtain the approvals of our respective stockholders and the necessary regulatory approvals and various conditions specified in the merger agreement must be satisfied or waived.

Q:	Who can help answer my questions?

A:	If you have more questions about the merger or the special meetings or if you need additional copies of this joint proxy statement/prospectus, you should contact:

Superior Bancorp	Kensington Bankshares, Inc.
17 North Twentieth Street	13246 North Dale Mabry Highway
Birmingham, Alabama 35203	Tampa, Florida 33264
Attention: Investor Relations — Tom Jung	Attention: William R. Bender, Jr.
Telephone: (205) 327-1400	Telephone: (813) 961-6200

v

SUMMARY OF JOINT PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. For a more complete understanding of this merger and for a more complete description of the legal terms of the merger agreement, you should carefully read this entire joint proxy statement/prospectus and the documents to which we have referred you. This will help you to understand the merger and related matters fully and their legal terms.

The Companies
(See pages    and  )

Superior Bancorp
17 North 20th Street
Birmingham, Alabama 35203
(205) 327-1400

Superior Bancorp is a Delaware-chartered thrift holding company, headquartered in Birmingham, Alabama. Superior Bancorp was known as The Banc Corporation until May 18, 2006, when its stockholders approved the change of its corporate name to Superior Bancorp. Superior Bancorp offers a broad range of banking and related services through Superior Bank (formerly known as The Bank), its principal subsidiary. Superior Bank is a federal savings bank with a total of 26 branches, 19 locations throughout the state of Alabama and seven locations along Florida’s panhandle. Superior Bank also has loan production offices in Montgomery, Alabama, Tallahassee, Florida and Panama City, Florida. At March 31, 2006, Superior Bancorp had assets of approximately $1.432 billion, loans of approximately $989.6 million, deposits of approximately $1.078 billion and stockholders’ equity of approximately $105.8 million.

On April 29, 2006, Superior Bancorp and Community Bancshares, Inc. entered into a definitive agreement under which Community Bancshares will merge with and into Superior Bancorp in a stock transaction valued at approximately $99 million based on current market prices of Superior Bancorp common stock. Under the terms of the merger agreement, Superior Bancorp has agreed to issue 0.8974 shares of its common stock for each share of Community Bancshares common stock, subject to adjustment as provided in the merger agreement. In addition, Community Bankshares stockholders could receive a special cash dividend of up to $0.50 per share, with a maximum of $4.4 million in the aggregate, payable, and consummation of the transaction subject to, various conditions specified in the merger agreement. Completion of the merger is subject to approval of the transaction by the stockholders of both companies, to the receipt of required regulatory approvals and to the satisfaction of usual and customary closing conditions. There can be no assurance if or when the Community Bancshares merger will be consummated.

As used in this joint proxy statement/prospectus, the term “Superior Bancorp” refers to Superior Bancorp and its subsidiaries and affiliates, including Superior Bank, unless the context requires otherwise.

Kensington Bankshares, Inc.
13246 North Dale Mabry Highway
Tampa, Florida 33264
(813) 961-6200

Kensington Bankshares is a Florida-chartered bank holding company, headquartered in Tampa, Florida. First Kensington Bank (“Kensington Bank”), a wholly-owned subsidiary of Kensington Bankshares, is a Florida-chartered independent community bank. Kensington Bank serves nine communities in the Tampa Bay area, Spring Hill, Brooksville, New Port Richey, Port Richey, Sun City, Tampa, Wesley Chapel and Clearwater and recently opened a new full-service branch in Palm Harbor. At March 31, 2006, Kensington Bankshares had assets of approximately $339.9 million, loans of approximately $137.2 million, deposits of approximately $298.2 million and stockholders’ equity of approximately $28.3 million.

As used in this joint proxy statement/prospectus, the term “Kensington Bankshares” refers to Kensington Bankshares and its sole subsidiary, Kensington Bank, unless the context requires otherwise.

The Special Meetings
(See page   )

Superior Bancorp will hold a special meeting of stockholders on          , 2006, at          .m., local time, at          , Birmingham, Alabama.

Kensington Bankshares will hold a special meeting of stockholders on          , 2006, at          .m., local time, at          , Tampa, Florida.

At each special meeting, stockholders will be asked to vote on a proposal to approve and adopt the merger agreement providing for the merger of Kensington Bankshares with and into Superior Bancorp and on any other business that properly arises during the special meeting.

The Merger
(See page   )

If the conditions for completing the merger are satisfied, Kensington Bankshares will merge with and into Superior Bancorp. Superior Bancorp will be the surviving corporation and Kensington Bankshares will cease to exist. In connection with the merger, we anticipate that on or after the effective date of the merger, Superior Bank will purchase substantially all of the assets of and assume substantially all of the liabilities of Kensington Bank.

We have attached the merger agreement to this joint proxy statement/prospectus as Annex A. The merger agreement is the legal document that establishes the terms and conditions of the merger, and you should read the entire merger agreement carefully.

Board of Directors of the Surviving Corporation
(See page   )

After the effective time of the merger, the boards of directors of Superior Bancorp and its subsidiaries, including Superior Bank, will consist of those persons serving before the effective time. After the effective date of the merger, but not later than December 31, 2006, Superior Bancorp has agreed to appoint to its board of directors one individual who will be a representative of the Tampa-area market who is mutually satisfactory to the boards of directors of Superior Bancorp and Kensington Bankshares.

Reasons for the Merger
(See page   )

In reaching its decision to approve and adopt the merger agreement, the board of directors of Superior Bancorp considered a number of factors as generally supporting its decision, including the following:

•	the high growth market available in central Florida;

•	the growth potential in Florida for a billion-dollar financial institution;

•	the numerous customer relationships in the Tampa market;

•	the expected impact on future earnings of the combined companies;

•	the expected impact on stockholder value of the combined companies;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with Kensington Bankshares; and

•	the opinion of Sandler O’Neill & Partners that the consideration to be received by Kensington Bankshares stockholders pursuant to the merger agreement is fair from a financial point of view to Superior Bancorp.

In reaching its decision to approve and adopt the merger agreement, the board of directors of Kensington Bankshares considered a number of factors as generally supporting its decision, including the following:

•	the value of the consideration to be received by Kensington Bankshares stockholders relative to the value of its common stock;

•	certain information concerning the financial condition, results of operations and business prospects of Superior Bancorp;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with Superior Bancorp;

•	the alternatives to the merger, including remaining an independent institution;

•	the competitive and regulatory environment for financial institutions generally;

•	the fact that the merger will enable Kensington Bankshares stockholders to exchange their shares of common stock for shares of common stock of a financial institution, the stock of which is publicly traded on the NASDAQ National Market System, and that the consideration will be received tax-free; and

•	the opinion of Alex Sheshunoff & Co. Investment Banking, LP that the consideration to be received by Kensington Bankshares stockholders pursuant to the merger agreement is fair from a financial point of view.

Boards of Directors of Superior Bancorp and Kensington Bankshares Recommend Stockholder Approval

Each of the boards of directors of Superior Bancorp and Kensington Bankshares believes that the merger is in the best interests of its respective company and its respective stockholders and recommends that stockholders vote “FOR” the approval of the merger agreement and the merger.

Opinion of Superior Bancorp’s Financial Advisor
(See page   )

Sandler O’Neill & Partners, L.P. delivered a written opinion to the board of directors of Superior Bancorp to the effect that, as of March 6, 2006, and subject to various assumptions and limitations in its opinion, the consideration for which shares of Kensington Bankshares common stock will be exchanged in the merger is fair from a financial point of view to Superior Bancorp stockholders. The opinion will be reconfirmed no earlier than five days prior to the mailing of this joint proxy statement/prospectus and the opinion will not have been withdrawn prior to the effective time of the merger.

The opinion is attached to this joint proxy statement/prospectus as Annex C. You should read the entire opinion carefully in connection with your consideration of the merger.

Opinion of Kensington Bankshares’ Financial Advisor
(See page   )

Alex Sheshunoff & Co. Investment Banking, LP delivered a written opinion to the board of directors of Kensington Bankshares to the effect that, as of March 3, 2006, and subject to various assumptions and limitations in its opinion, the consideration for which shares of Kensington Bankshares common stock will be exchanged in the merger is fair from a financial point of view to Kensington Bankshares stockholders. The opinion will be reconfirmed no earlier than five days prior to the mailing of this joint proxy statement/prospectus and the opinion will not have been withdrawn prior to the effective time of the merger.

The opinion is attached to this joint proxy statement/prospectus as Annex D. You should read the entire opinion carefully in connection with your consideration of the merger.

Vote Required

To approve the merger, a majority of the outstanding shares of Kensington Bankshares common stock entitled to vote at the special meeting and a majority of the outstanding shares of Superior Bancorp common stock entitled to vote at the special meeting must vote “for” the merger agreement and the merger.

Kensington Bankshares Stockholders Will Receive Shares of Superior Bancorp Common Stock
(See page   )

When the merger is completed, Kensington Bankshares stockholders will have the right to receive 1.60 shares of Superior Bancorp common stock in exchange for each share of Kensington Bankshares common stock they own, subject to the following provisions. If, on the date that all necessary consents and regulatory approvals for the merger have been received, the average closing price for ten trading days immediately preceding such date of Superior Bancorp common stock is less than $10.50 per share, then the majority of the entire board of Kensington Bankshares may vote to terminate the merger agreement any time during the five-day period after the date all consents and approvals have been received. If Kensington Bankshares exercises its option to terminate the merger agreement, Kensington Bankshares must give notice to Superior Bancorp. Superior Bancorp will have the option of paying additional consideration in the form of Superior Bancorp common stock, cash or a combination of both so that the aggregate consideration per share is equal to $10.50. The parties cannot predict whether Kensington Bancshares’ board of directors would exercise the right to terminate the merger agreement if these conditions are met nor whether Superior Bancorp would agree to pay additional consideration.

Kensington Bankshares Optionholders Will Receive Shares of Superior Bancorp Common Stock
(See page   )

At the effective time of the merger, all outstanding options will be cancelled, and each holder of a Kensington Bankshares option will be entitled to receive the number of shares of Superior Bancorp common stock equal to the amount resulting when the number of options held by a holder is multiplied by the per option value ($18.2880 less the exercise price of such option) and the result is divided by $11.43. If a fractional share exists, the number of shares of Superior Bancorp common stock to be issued will be equal to the whole number obtained by rounding down to the nearest whole number.

For example, if you hold 1,000 options with an exercise price of $7.50, you would receive

1,000 (18.2880−7.50)
11.43

or 943 shares of Superior Bancorp common stock.

As a further example, if you hold 1,000 options with an exercise price of $8.50, you would receive

1,000 (18.2880−8.50)
11.43

or 856 shares of Superior Bancorp common stock.

It is a condition to the closing of the merger that each holder of a Kensington Bankshares option has entered into an agreement to cancel his or her option as of the effective date of the merger in exchange for the consideration described above.

Listing of Superior Bancorp Common Stock
(See page   )

Superior Bancorp common stock issued pursuant to the merger will be registered under the Securities Act of 1933 and will be listed on the NASDAQ National Market System under the ticker symbol “SUPR”. Shares of Superior Bancorp common stock that Kensington Bankshares stockholders will receive will be freely transferable unless the stockholder is an affiliate of Kensington Bankshares at the time of the merger. Affiliates of Kensington Bankshares may, however, be able to freely sell the shares they receive in the merger subject to the terms of any lock-up agreement and any applicable securities regulations.

Other Interests of Officers and Directors of Kensington Bankshares in the Merger
(See page   )

You should be aware that the officers and directors of Kensington Bankshares, who are also stockholders of Kensington Bankshares, have interests in the merger that are different from or in addition to your interests. If the merger is consummated, Gerald K. Archibald, currently the Chairman, Chief Executive Officer and President of Kensington Bankshares, has agreed to provide consulting services to Superior Bancorp. William R. Bender, Jr., the Secretary/Treasurer of Kensington Bankshares, and Arthur E. Williams, Senior Vice President and Chief Operations Officer of Kensington Bankshares, have each agreed to maintain an employment relationship with Superior Bancorp. In addition, Kensington Bankshares is obligated to provide extended coverage under its officers and directors liability insurance policy for four years following the effective date of the merger, and Superior Bancorp has agreed to indemnify the current officers and directors of Kensington Bankshares for a period of four years following the effective date of the merger.

Share Ownership of Directors and Executive Officers
(See page   )

As of          , 2006, the directors and executive officers of Superior Bancorp beneficially owned and were entitled to vote approximately           shares, or approximately     % of the outstanding shares, of Superior Bancorp common stock. Superior Bancorp’s directors have unanimously approved the merger agreement and are expected to vote all shares of Superior Bancorp common stock for which they have voting power in favor of the merger agreement and the merger.

As of          , 2006, the directors and executive officers of Kensington Bankshares beneficially owned and were entitled to vote approximately           shares, or approximately     % of the shares of Kensington Bankshares common stock. The directors and executive officers of Kensington Bankshares and Kensington Bank holding voting power with respect to an aggregate of 849,468 shares of Kensington Bankshares common stock, comprising approximately 23% of the total of Kensington Bankshares common stock, have agreed in writing to vote all shares of Kensington Bankshares common stock for which they have voting power in favor of the merger agreement and the merger.

Conditions to the Completion of the Merger
(See page   )

In order to complete the merger, Superior Bancorp and Kensington Bankshares must satisfy a number of mutual conditions, including the following:

•	the merger agreement will have been approved by the Superior Bancorp stockholders and the Kensington Bankshares stockholders;

•	no litigation, order or other actions will be pending or threatened to restrain or prohibit the merger;

•	all necessary regulatory approvals and consents will have been received from the Office of Thrift Supervision, SEC and other regulatory agencies;

•	all other consents required for the consummation of the merger will have been obtained for the prevention of a default under any contract or permit which if not obtained is reasonably likely to have a material adverse effect;

•	the registration statement filed with the SEC with respect to the shares of Superior Bancorp common stock to be received by the Kensington Bankshares stockholders will have been declared effective and will not be subject to a stop order and no other proceedings will be threatened or pending by any state or federal agency; and

•	an opinion will have been provided by Balch & Bingham LLP regarding the tax aspects of the merger.

The obligation of Superior Bancorp to complete the merger is subject to the satisfaction of the following conditions, among others:

•	all representations and warranties of Kensington Bankshares will be true and correct in all material respects;

•	Kensington Bankshares will have performed in all material respects all agreements and covenants required by the merger agreement;

•	there will have been no material adverse changes in the business, operations or financial condition of Kensington Bankshares;

•	Kensington Bankshares will have provided certain closing certificates with respect to the merger and the financial and regulatory condition of Kensington Bankshares and its subsidiaries;

•	Kensington Bankshares’ legal counsel will have provided an opinion as required by the merger agreement;

•	Kensington Bankshares will have used its best efforts to obtain an agreement from its directors, executive officers and affiliates regarding the sale and disposition of such person’s stock;

•	Superior Bancorp will have received prior to the mailing of this joint proxy statement/prospectus a letter from Sandler O’Neill & Partners, L.P. reconfirming its opinion as of the date of the merger agreement that the exchange ratio is fair to the stockholders of Superior Bancorp from a financial point of view, and the opinion will not have been withdrawn as of the effective time of the merger;

•	on the effective date of the merger, Kensington Bank will have maintained satisfactory ratings and compliance with the requisite regulatory agencies as required in the merger agreement;

•	each of the officers and directors of Kensington Bankshares will have delivered a letter to Superior Bancorp to the effect that that he or she is not aware of any claims he or she may have against Kensington Bankshares;

•	the board of directors of Superior Bancorp will have made no determination that the merger has become impractical because of any state of war, declaration of a banking moratorium or a general suspension of trading of Superior Bancorp common stock on the NASDAQ National Market System;

•	Kensington Bankshares will have taken all necessary action to cancel all options as provided for in the merger agreement; and

•	Kensington Bankshares will have complied, to the reasonable satisfaction of Superior Bancorp, with any applicable reporting obligations to any governmental agency and will have obtained all necessary consents.

The obligations of Kensington Bankshares are subject to the satisfaction or waiver of the following conditions:

•	all representations and warranties of Superior Bancorp will be true and correct in all material respects;

•	Superior Bancorp will have performed in all material respects all agreements and covenants required by the merger agreement;

•	Superior Bancorp will have provided certain closing certificates with respect to the merger and the financial and regulatory condition of Superior Bancorp and its subsidiaries;

•	there will have been no material adverse changes in the business, operations or financial condition of Superior Bancorp;

•	Kensington Bankshares will have received opinions from Balch & Bingham LLP and Haskell Slaughter Young & Rediker, LLC, as required by the merger agreement;

•	Kensington Bankshares will have received prior to the mailing of this joint proxy statement/prospectus a letter from Alex Sheshunoff & Co. Investment Banking, LP reconfirming its opinion as of the date of the merger agreement that the exchange ratio is fair to the stockholders of Kensington Bankshares from a financial point of view, and the opinion will have not been withdrawn prior to the effective time of the merger;

•	the shares of Superior Bancorp common stock to be issued in the merger will have been approved for listing on the NASDAQ National Market System;

•	the board of directors of Kensington Bankshares will have made no determination that the merger has become impractical because of any state of war, declaration of a banking moratorium or a general suspension of trading of Superior Bancorp common stock on the NASDAQ National Market System; and

•	Superior Bank will have maintained satisfactory ratings and compliance with the requisite regulatory agencies as required in the merger agreement.

Except for stockholder approval and other legal and regulatory requirements, any condition to the merger may be waived by the company entitled to assert the condition.

Regulatory Approvals
(See page   )

The merger of Kensington Bankshares with Superior Bancorp and related acquisition of Kensington Bank must be approved by the Office of Thrift Supervision and the Florida Office of Financial Regulation. Superior Bancorp has filed on May 19, 2006, all of the required notices and applications with the Office of Thrift Supervision and the Florida Office of Financial Regulation.

No Solicitation By Kensington Bankshares
(See page   )

Kensington Bankshares has agreed that it will not initiate or encourage any discussions regarding a business combination of Kensington Bankshares with any other party.

Termination of the Merger Agreement
(See page   )

The boards of directors of Superior Bancorp and Kensington Bankshares may agree to mutually terminate the merger agreement without completing the merger even after their respective stockholders approve the merger. In addition, either Superior Bancorp or Kensington Bankshares can terminate the merger agreement even after their respective stockholders approve the mergerif any of the following occurs:

•	The other party is in material breach of its representations or warranties under the merger agreement, the breach has not been or cannot be cured within 30 days after notice of the breach, and the breach would provide the non-breaching party the ability to refuse to consummate the merger;

•	The other party is in material breach of any of its covenants or other agreements under the merger agreement, and as a result of such breach, one of the conditions to the merger cannot be satisfied or cured within 30 days after notice of the breach; or

•	The merger is not completed by December 31, 2006.

Kensington Bankshares may terminate the merger agreement in any of the following events:

•	if its board of directors, as advised in writing by its legal counsel, determines that it is required to do so to comply with its fiduciary duties to Kensington Bankshares stockholders to consider an alternate proposal; or

•	if its board of directors determines by majority vote that at any time during the five-day period commencing on the date that all regulatory approvals and consents are received (the determination date) that, on the determination date, the ten-day average closing price of Superior Bancorp common stock is less than $10.50. Kensington Bankshares must give Superior Bancorp notice of its election to terminate and Superior Bancorp will have the option to pay additional consideration in stock, cash or a combination of both so that the aggregate consideration is equal to $10.50 per share. If Superior Bancorp elects to pay such additional consideration within the five day period, the merger agreement will not terminate.

Superior Bancorp may terminate the merger agreement if more than 10% of the stockholders of Kensington Bankshares exercise dissenters’ rights of appraisal.

Termination Fees
(See page   )

Either Superior Bancorp and Kensington Bankshares may be required to pay a termination fee under certain circumstances.

If Kensington Bankshares enters into a letter of intent, agreement in principle or definitive agreement regarding an acquisition proposal with any third party (other than Superior Bancorp or any of its subsidiaries) before the earlier of (1) the effective date of the merger or (2) the termination of the merger agreement, or if Kensington Bankshares receives an acquisition proposal from a third party (other than Superior Bancorp or any of its subsidiaries) prior to the termination of the merger agreement by Superior Bancorp pursuant to the merger agreement, and the merger is not closed, then Kensington Bankshares is obligated under the merger agreement to pay Superior Bancorp a termination fee of $2,100,000.

If the merger agreement is terminated by Superior Bancorp because more than 10% of stockholders of Kensington Bankshares exercise their dissenters’ rights of appraisal, Superior Bancorp will pay Kensington Bankshares, upon demand, a termination fee of $420,000 to compensate Kensington Bankshares for its costs and expenses associated with the transaction.

Community Bancshares Transaction

The merger is independent of the proposed merger of Community Bancshares with and into Superior Bancorp, and accordingly, the consummation of, or the failure to consummate, the Community Bancshares merger will have no impact on either Superior Bancorp’s or Kensington Bancshares’ obligation to complete the merger.

Accounting Treatment
(See page   )

The merger will be accounted for using the purchase method of accounting for financial reporting purposes.

Material Federal Income Tax Consequences
(See page   )

Superior Bancorp and Kensington Bankshares expect that the merger will qualify as a reorganization under the Internal Revenue Code. If the merger does qualify as a reorganization, Kensington Bankshares stockholders will generally not recognize gain or loss for federal income tax purposes upon the exchange of their shares of Kensington Bankshares common stock for Superior Bancorp common stock. The tax consequences of the merger to you will depend on the facts of your own situation. You are advised to consult your tax advisor as to the tax consequences of the merger to you.

Dissenters’ Rights of Appraisal of Kensington Bankshares Stockholders
(See page   )

If you are a Kensington Bankshares stockholder, you have the right to dissent from the merger under Florida law and receive payment in cash of the “fair value” of your shares of Kensington Bankshares common stock if you do not vote in favor of the merger agreement and the merger and give written notice (satisfying the requirements of Florida law) to Kensington Bankshares before the special meeting that you plan to exercise dissenters’ rights of appraisal.

Differences in Stockholders’ Rights
(See page   )

When the merger is completed, if you are a Kensington Bankshares stockholder, you will become a stockholder of Superior Bancorp unless you exercise your dissenters’ rights. The rights of Superior Bancorp stockholders differ from the rights of Kensington Bankshares stockholders in certain significant ways as a result of provisions in Superior Bancorp’s restated certificate of incorporation, bylaws and Delaware law.

Risk Factors
(See page   )

See “Risk Factors” for a discussion of certain risk factors related to the merger and the business of Superior Bancorp.

MARKET PRICE AND DIVIDEND INFORMATION

Superior Bancorp common stock currently trades on the NASDAQ National Market System under the ticker symbol “SUPR”. Superior Bancorp common stock traded on the NASDAQ National Market System under the ticker symbol “TBNC” through May 18, 2006. As of March 8, 2006, there were approximately 849 record holders of Superior Bancorp common stock. The following table sets forth, for the calendar periods indicated, the range of high and low reported sales prices:

	High	Low

2004
First Quarter	$8.77	$7.14
Second Quarter	7.56	6.25
Third Quarter	7.04	6.13
Fourth Quarter	8.74	6.93
2005
First Quarter	$11.25	$8.00
Second Quarter	10.85	9.25
Third Quarter	10.91	10.34
Fourth Quarter	12.00	10.49
2006
First Quarter	$11.90	$10.70
Second Quarter	11.87	10.71
Third Quarter (through , 2006)

On March 3, 2006, the closing price for Superior Bancorp common stock before the public announcement of the merger was $11.39 per share. On          , 2006, the closing price for Superior Bancorp common stock was $      per share.

Kensington Bankshares common stock is not listed for quotation on any stock exchange. As of          , 2006, there were approximately          record holders of Kensington Bankshares common stock. There is no trading market for Kensington Bankshares common stock.

Dividends

Holders of Superior Bancorp common stock are entitled to receive dividends when, as and if declared by the board of directors. Superior Bancorp derives cash available to pay dividends primarily, if not entirely, from dividends paid to Superior Bancorp by its subsidiaries. There are certain restrictions that limit Superior Bank’s ability to pay dividends to Superior Bancorp and, in turn, Superior Bancorp’s ability to pay dividends to its stockholders. Superior Bancorp’s ability to pay dividends will depend on its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, its ability to service any equity or debt obligations senior to Superior Bancorp common stock and other factors deemed relevant by its board of directors.

Although thrift holding companies are not currently subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations prescribe such restrictions on subsidiary savings institutions. Superior Bank must notify the Office of Thrift Supervision 30 days before declaring any dividend to Superior Bancorp. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Office of Thrift Supervision, and the Office of Thrift Supervision has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Superior Bancorp paid dividends on its preferred stock aggregating $4.92 per preferred share in 2005. All preferred stock of Superior Bancorp was converted into Superior Bancorp common stock effective July 1, 2005.

Superior Bancorp does not currently pay dividends on its common stock, but expects to evaluate its common stock dividend policy from time to time as circumstances indicate, subject to applicable regulatory restrictions.

Holders of Kensington Bankshares common stock are entitled to receive dividends when, as and if declared by the board of directors. Kensington Bankshares funds that are available to pay dividends come from dividends it receives from Kensington Bank. There are certain restrictions that limit Kensington Bank’s ability to pay dividends to Kensington Bankshares under Florida law and, in turn, Kensington Bankshares’ ability to pay dividends to its stockholders. Kensington Bankshares’ ability to pay dividends depends on its earnings and financial condition, liquidity and capital requirements, and other factors deemed relevant by its board of directors. Kensington Bankshares paid its first cash dividends in 2005, amounting to a total of $.45 per share. In January 2006, Kensington Bankshares paid its stockholders a quarterly cash dividend of $.15 per share plus a year-end bonus cash dividend of $.05 per share for a total of $.20 per share. This dividend was declared and recorded in December 2005.

COMPARATIVE PER SHARE INFORMATION

The following summary presents selected information about Superior Bancorp’s and Kensington Bankshares’ net income (loss) per share and book value per share of common stock, respectively, in comparison with pro forma information giving effect to the merger. The selected financial information should be read in conjunction with the historical consolidated financial statements of Superior Bancorp, the historical consolidated financial statements of Kensington Bankshares and the related notes thereto.

The following information is not necessarily indicative of the combined results of operations or combined financial position that would have resulted had the merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the future combined results of operations or financial position.

	As of and for the
	Three Months	Year Ended
	Ended	December 31,
	March 31, 2006	2005

Net Income (Loss) per Common Share — Basic
Superior Bancorp
Historical	.04	$(.42)
Pro Forma Combined	.06	(.22)
Kensington Bankshares
Historical	.24	.78
Pro Forma Equivalent	.10	(.35)
Net Income (Loss) per Common Share — Diluted
Superior Bancorp
Historical	.04	(.42)
Pro Forma Combined	.06	(.22)
Kensington Bankshares
Historical	.24	.77
Pro Forma Equivalent	.10	(.35)
Book Value per Common Share
Superior Bancorp
Historical	5.27	5.26
Pro Forma Combined	6.73	NA
Kensington Bankshares
Historical	7.63	7.39
Pro Forma Equivalent	10.77	NA

	As of and for the
	Three Months	Year Ended
	Ended	December 31,
	March 31, 2006	2005

Dividends Declared per Common Share
Superior Bancorp	—	—
Kensington Bankshares	—	.65
Kensington Bankshares Pro Forma Equivalent (a)	—	—

(a) Superior Bancorp did not pay any dividends on its common stock for the periods ended March 31, 2006 and December 31, 2005. Dividends may be paid in future periods when and if declared by Superior Bancorp’s board of directors, subject to applicable regulatory restrictions.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information is based on the historical financial statements of Superior Bancorp and Kensington Bankshares and has been prepared to illustrate the effects of the merger of Kensington Bankshares with and into Superior Bancorp. The unaudited pro forma condensed consolidated statement of financial condition as of March 31, 2006 and the unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2006 and for the year ended December 31, 2005 give effect to this merger, accounted for under the purchase method of accounting.

The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2006 has been derived from the unaudited interim financial statements of Superior Bancorp and Kensington Bankshares included or incorporated by reference in this joint proxy statement/prospectus. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 is based on the audited financial statements of Superior Bancorp and Kensington Bankshares included or incorporated by reference in this joint proxy statement/prospectus. These unaudited pro forma condensed consolidated statements of operations give effect to the transaction as if it had been consummated as of January 1, 2005. The unaudited pro forma condensed consolidated financial statements do not give effect to any anticipated cost savings or revenue enhancements in connection with the transaction.

The unaudited pro forma condensed consolidated financial statements should be considered together with the historical financial statements of Superior Bancorp and Kensington Bankshares, including the respective notes to those statements, included or incorporated by reference in this joint proxy statement/prospectus. The pro forma information is based on certain assumptions described in the accompanying Note 1 to Unaudited Pro Forma Condensed Consolidated Financial Information and does not necessarily indicate the consolidated financial position or the results of operations in the future or the consolidated financial position or the results of operations that would have been realized had the merger transaction been consummated during the periods or as of the date for which the pro forma information is presented.

Superior Bancorp and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition
As of March 31, 2006

	Historical
			Pro Forma
	Superior	Kensington	Acquisition		Pro Forma
	Bancorp	Bankshares	Adjustments		Combined
	(In thousands, except per share data)

Assets
Cash and due from banks	$29,412	$5,213	$(1,447	)(b)	$33,078
			(100	)(c)
Interest bearing deposits in other banks	8,668	—	—		8,668
Federal funds sold	4,905	5,740	—		10,645
Investment securities	238,706	184,127	(3,349	)(b)	419,484
Mortgage loans held for sale	17,711	—	—		17,711
Loans, net of unearned income	989,576	137,153	(250	)(b)	1,126,479
Less: Allowance for loan losses	(11,999)	(1,011)	—		(13,010)

Net loans	977,577	136,142	(250)		1,113,469

Premises and equipment, net	56,388	5,631	(160	)(b)	61,859
Accrued interest receivable	6,638	2,187	—		8,825
Stock in FHLB	10,272	—	—		10,272
Cash surrender value of life insurance	39,535	—	—		39,535
Goodwill and intangible assets	12,018	—	3,500	(b)	59,532
			44,014	(b)
Other assets	30,137	886	730	(b)	31,753

Total assets	$1,431,967	$339,926	$42,938		$1,814,831

Liabilities and Stockholders’ Equity
Deposits	$1,077,853	$298,206	$(1,000	)(b)	$1,375,059
Advances from FHLB	166,090	—	—		166,090
Federal funds borrowed and security repurchase agreements	31,006	12,271	—		43,277
Long-term debt	3,703	—	—		3,703
Junior subordinated debentures owed to unconsolidated subsidiary trusts	31,959	—	—		31,959
Accrued expenses and other liabilities	15,553	1,143	1,010	(b)	17,706

Total liabilities	1,326,164	311,620	10		1,637,794

	Historical
			Pro Forma
	Superior	Kensington	Acquisition		Pro Forma
	Bancorp	Bankshares	Adjustments		Combined
	(In thousands, except per share data)

Stockholders’ Equity
Common stock	20	37	(37	)(a)	26
			6	(b)
Surplus	88,743	21,112	7,194	(a)	159,971
			43,022	(b)
			(100	)(c)
Retained earnings	22,344	7,157	(7,157	)(a)	22,344
Accumulated other comprehensive loss	(3,505)	—	—		(3,505)
Treasury stock, at cost	(310)	—	—		(310)
Unearned ESOP stock	(1,489)	—	—		(1,489)

Total stockholders’ equity	105,803	28,306	42,928		177,037

Total liabilities and stockholders’ equity	$1,431,967	$339,926	$42,938		$1,814,831

Number of common shares outstanding	20,085	3,711	6,230	(b)	26,315

Total book value per common share	$5.27	$7.63			$6.73

Tangible book value per common share	$4.67	$7.63			$4.47

Equivalent pro forma book value per common share for Superior Bancorp common shares exchanged for Kensington Bankshares common shares					$10.77

(a)	To eliminate equity of Kensington Bankshares.

(b)	To record issuance of common stock to purchase 100% of Kensington Bankshares; to record assets acquired and liabilities assumed and related merger and transaction costs. See Note 1 to unaudited proforma condensed consolidated financial information.

(c)	To record direct costs of issuing common stock.

Professional fees	$50
Printing costs	50

$100

Superior Bancorp and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Three-Months Ended March 31, 2006

	Historical
			Pro Forma
	Superior	Kensington	Acquisition		Pro Forma
	Bancorp	Bankshares	Adjustments		Combined
	(In thousands, except per share data)

Interest income	$21,649	$4,907	$188	(a)	$26,725
			(19	)(e)
Interest expense	11,645	2,344	83	(b)	14,072

Net interest income	10,004	2,563	86		12,653
Provision for loan losses	600	—	—		600

Net interest income after provision for loan losses	9,404	2,563	86		12,053
Noninterest income	2,502	80	—		2,582
Noninterest expenses
Salaries and employee benefits	5,869	772	—		6,641
Occupancy, furniture and equipment expense	1,847	224	(8	)(g)	2,063
Other operating expenses	3,090	340	188	(c)	3,618

Noninterest expenses	10,806	1,336	180		12,322

Income before income taxes	1,100	1,307	(94)		2,313
Income tax expense	250	429	(35	)(d)	644

Net income	$850	$878	$(59)		$1,669

Basic net income per common share	$0.04	$0.24			$0.06

Diluted net income per common share	$0.04	$0.24			$0.06

Weighted average common shares outstanding	20,015	3,711	6,230	(f)	26,245

Weighted average common shares outstanding, assuming dilution	20,673	3,725	6,230	(f)	26,903

Pro forma equivalent net income per common share for Superior Bancorp common shares exchanged for Kensington Bankshares common shares
Basic					$0.10

Diluted					$0.10

(a)	To record amortization of fair value adjustment of loans and investments over a 3 to 5 year period using straight-line and accelerated methods which approximate the interest method.

(b)	To record amortization of fair value adjustment of deposits over a 3 year period using an accelerated method which approximates the interest method.

(c)	To record amortization of core deposit intangible over a 7 year period using an accelerated method.

Kensington
Amortization	Bankshares

Year 1	$875
Year 2	750
Year 3	625
Year 4	500
Year 5	375
Year 6	250
Year 7	125

$3,500

(d)	To record the tax effect of adjustments at a 37% marginal tax rate.

(e)	Adjust interest income for loss of earnings due to cash payments at the federal funds rate of 5%.

(f)	Common stock issued to acquire Kensington Bankshares.

(g)	To record reduction in depreciation expense related to decrease in carrying value of equipment.

Superior Bancorp and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2005

	Historical
			Pro Forma
	Superior	Kensington	Acquisition		Pro Forma
	Bancorp	Bankshares	Adjustments		Combined
	(In thousands, except per share data)

Interest income	$77,280	$16,058	$795	(a)	$94,056
			(77	)(e)
Interest expense	38,255	6,247	500	(b)	45,002

Net interest income	39,025	9,811	218		49,054
Provision for loan losses	3,500	—	—		3,500

Net interest income after provision for loan losses	35,525	9,811	218		45,554
Noninterest income	14,697	257	—		14,954
Noninterest expenses
Salaries and employee benefits	23,104	3,017	—		26,121
Occupancy, furniture and equipment expense	7,680	1,330	(32	)(g)	8,978
Management separation costs	15,467	—	—		15,467
Other operating expenses	14,369	1,083	875	(c)	16,327

Noninterest expenses	60,620	5,430	843		66,893

Income(loss) before income taxes	(10,398)	4,638	(625)		(6,385)
Income tax expense(benefit)	(4,612)	1,758	(231	)(d)	(3,085)

Net income(loss)	(5,786)	2,880	(394)		(3,300)
Preferred stock dividends	305	—	—		305
Effect of early conversion of preferred stock	2,006	—	—		2,006

Net income(loss) available to common shareholders	$(8,097)	$2,880	$(394)		$(5,611)

Basic net income(loss) per common share	$(0.42)	$0.78			$(0.22)

Diluted net income(loss) per common share	$(0.42)	$0.77			$(0.22)

Weighted average common shares outstanding	19,154	3,710	6,230	(f)	25,384

Weighted average common shares outstanding, assuming dilution	19,154	3,725	6,230	(f)	25,384

Pro forma equivalent net loss per common share for Superior Bancorp common shares exchanged for Kensington Bankshares common shares
Basic					$(0.35)

Diluted					$(0.35)

(a)	To record amortization of fair value adjustment of loans and investments over a 3 to 5 year period using straight-line and accelerated methods which approximate the interest method.

(b)	To record amortization of fair value adjustment of deposits over a 3 year period using an accelerated method which approximates the interest method.

(c)	To record amortization of core deposit intangible over a 7 year period using an accelerated method.

(d)	To record the tax effect of the interest amortization adjustments at a 37% marginal tax rate.

(e)	Adjust interest income for loss of earnings due to cash payments at the federal funds rate of 5%.

(f)	Common stock issued to acquire Kensington Bankshares.

(g)	To record reduction in depreciation expense related to decrease in carrying value of equipment.

Note 1 — Unaudited Pro Forma Condensed Consolidated Financial Information

	Kensington
	Bankshares
	(In thousands, except
	per share amounts)

Pro forma outstanding shares of acquired corporation	3,711
Exchange ratio per merger agreement	1.6000

Superior Bancorp shares to be issued for outstanding shares	5,938
Superior Bancorp shares to be issued for outstanding options	292	(b)

Total Superior Bancorp shares to be issued	6,230
Fair value of Superior Bancorp stock	$11.45	(a)

Fair value of stock to be issued	$71,334
Pro forma transaction costs	528	(c)

Total pro forma purchase price	71,862

Net assets of acquired corporation per historical financial statements	28,306
Increase (decrease) in net assets to be acquired to reflect certain pro forma premerger transactions
Merger costs	(919	)(d)

Pro forma net assets to be acquired	27,387

Purchase accounting adjustments to carrying value of asset or liability:(h)
Investment securities	(3,349)
Loans	(250)
Equipment	(160)
Core deposit intangible	3,500	(e)
Other assets — Florida bank charter to be sold	1,000
Deposits	1,000
Contingent contractual obligations	(760	)(f)
Severance benefits	(250)
Other assets — deferred income taxes	(270	)(g)

Net pro forma purchase accounting adjustments	461

Goodwill	$44,014

(a)	Based on the closing stock price several days prior to and after the agreements were reached and announced.

(b)	Pro forma amount of shares to be exchanged for Kensington Bankshares stock options.

Kensington
Bankshares, Inc.

Per Option Value as defined in agreement
Dollar per option	$18.288
Less: Weighted average exercise price per option	8.140

Per Option Value	$10.148
Total stock options outstanding	329

Total stock options outstanding times Per Option Value	$3,339
Divided by per share amount per merger agreement	11.43

Total shares to be exchanged for options	292

(c)	The following pro forma merger costs are expected to be incurred by Superior Bancorp:

Professional fees	$150
Investment banking	267
Consulting	111

$528

(d)	The following pro forma merger costs are expected to be incurred by Kensington Bankshares:

Professional fees	$163
Investment banking	756

$919

(e)	Estimated to be approximately 4.0% of non-time deposits for Kensington Bankshares.

Pro forma core deposit intangible	$3,500
Less: Existing core deposit intangible	—

Net pro forma core deposit intangible adjustment	$3,500

(f)	Pro forma contractual obligations

Data processing	$760

(g)	Assumes 37% marginal tax rate.

(h)	These purchase accounting adjustments are preliminary estimates and are subject to change primarily as a result of changes in market interest rates or decline in credit quality of the loan portfolio.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information is based on the historical financial statements of Superior Bancorp, Kensington Bankshares and Community Bancshares and has been prepared to illustrate the effects of the merger of Kensington Bankshares and Community Bancshares with and into Superior Bancorp. The unaudited pro forma condensed consolidated statement of financial condition as of March 31, 2006 and the unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2006 and for the year ended December 31, 2005 give effect to these merger transactions, accounted for under the purchase method of accounting.

The unaudited pro forma condensed consolidated income statement for the three months ended March 31, 2006 has been derived from the unaudited interim financial statements of Superior Bancorp, Kensington Bankshares and Community Bancshares included or incorporated by reference in this joint proxy statement/prospectus or in the parties’ respective SEC filings. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 is based on the audited financial statements of Superior Bancorp, Kensington Bankshares and Community Bancshares included or incorporated by reference in this joint proxy statement/prospectus or in the parties’ respective SEC filings. These unaudited pro forma condensed consolidated statements of operations give effect to the transactions as if they had been consummated as of January 1, 2005. The unaudited pro forma condensed consolidated financial statements do not give effect to the any anticipated cost savings or revenue enhancements in connection with these transactions.

The unaudited pro forma condensed consolidated financial statements should be considered together with the historical financial statements of Superior Bancorp, Kensington Bankshares and Community Bancshares, including the respective notes to those statements, included or incorporated by reference in this joint proxy statement/prospectus or in the parties’ respective SEC filings. The pro forma information is based on certain assumptions described in the accompanying Note 1 to Unaudited Pro Forma Condensed Consolidated Financial Information and does not necessarily indicate the consolidated financial position or the results of operations in the future or the consolidated financial position or the results of operations that would have been realized had the merger transactions been consummated during the periods or as of the date for which the pro forma information is presented.

Superior Bancorp and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition
As of March 31, 2006

	Historical			Pro Forma
		Kensington	Community	Acquisitions		Pro Forma
	Superior Bancorp	Bankshares	Bancshares	Adjustments		Combined
	(In thousands, except per share data)

Assets
Cash and due from banks	$29,412	$5,213	$17,003	$(9,589	)(b)	$41,814
				(225	)(c)
Interest bearing deposits in other banks	8,668	—	2,320	—		10,988
Federal funds sold	4,905	5,740	23,387	—		34,032
Investment securities	238,706	184,127	131,550	(3,349	)(b)	551,034
Mortgage loans held for sale	17,711	—	1,024	—		18,735
Loans, net of unearned income	989,576	137,153	351,658	(4,250	)(b)	1,474,137
Less: Allowance for loan losses	(11,999)	(1,011)	(5,112)	—		(18,122)

Net loans	977,577	136,142	346,546	(4,250)		1,456,015

Premises and equipment, net	56,388	5,631	22,332	(1,039	)(b)	83,312
Accrued interest receivable	6,638	2,187	3,589	—		12,414
Stock in FHLB	10,272	—	—	—		10,272
Cash surrender value of life insurance	39,535	—	—	—		39,535
Goodwill and intangible assets	12,018	—	2,971	10,026	(b)	129,537
				104,522	(b)
Other assets	30,137	886	25,574	3,549	(b)	60,146

Total assets	$1,431,967	$339,926	$576,296	$99,645		$2,447,834

Liabilities and Stockholders’ Equity
Deposits	$1,077,853	$298,206	$441,282	$(3,000	)(b)	$1,814,341
Advances from FHLB	166,090	—	67,200	1,895	(b)	235,185
Federal funds borrowed and security repurchase agreements	31,006	12,271	330	—		43,607
Long-term debt	3,703	—	—	—		3,703
Junior subordinated debentures owed to unconsolidated subsidiary trusts	31,959	—	10,310	5,400	(b)	47,669
Accrued expenses and other liabilities	15,553	1,143	13,929	4,980	(b)	35,605

Total liabilities	1,326,164	311,620	533,051	9,275		2,180,110
Stockholders’ Equity
Common stock	20	37	900	(937	)(a)	34
				14	(b)
Surplus	88,743	21,112	50,925	884	(a)	252,020
				90,581	(b)
				(225	)(c)
Retained earnings (accumulated deficit)	22,344	7,157	(1,553)	(5,604	)(a)	22,344
Other equity	—	—	278	(278	)(a)	—
Accumulated other comprehensive loss	(3,505)	—	(4,914)	4,914	(a)	(3,505)
Treasury stock, at cost	(310)	—	(1,021)	1,021	(a)	(310)
Unearned ESOP stock	(1,489)	—	(1,370)	—		(2,859)

Total stockholders’ equity	105,803	28,306	43,245	90,370		267,724

Total liabilities and stockholders’ equity	$1,431,967	$339,926	$576,296	$99,645		$2,447,834

Number of common shares outstanding	20,085	3,711	8,892	14,210	(b)	34,295

Total book value per common share	$5.27	$7.63	$4.86			$7.81

Tangible book value per common share	$4.67	$7.63	$4.53			$4.03

(a)	To eliminate equity of Kensington Bankshares and Community Bancshares.

(b)	To record issuance of common stock and cash payments to purchase 100% of Kensington Bankshares and Community Bancshares; to record assets acquired and liabilities assumed and related merger and transaction costs. See Note 1 to Unaudited Pro Forma Condensed Consolidated Financial Information for detail.

(c)	To record direct costs of issuing common stock.

	Kensington	Community
	Bankshares, Inc.	Bancshares, Inc.	Total

Professional fees	$50	$75	$125
Printing costs	50	50	100

	$100	$125	$225

Superior Bancorp and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Three-Months Ended March 31, 2006

	Historical			Pro Forma
		Kensington	Community	Acquisition		Pro Forma
	Superior Bancorp	Bankshares	Bancshares	Adjustments		Combined
	(In thousands, except per share data)

Interest income	$21,649	$4,907	$8,890	$767	(a)	$36,092
				(121	)(e)
Interest expense	11,645	2,344	3,949	143	(b)	18,081

Net interest income	10,004	2,563	4,941	503		18,011
Provision for loan losses	600	—	795	—		1,395

Net interest income after provision for loan losses	9,404	2,563	4,146	503		16,616
Noninterest income	2,502	80	1,348	—		3,930
Noninterest expenses
Salaries and employee benefits	5,869	772	2,630	—		9,271
Occupancy, furniture and equipment expense	1,847	223	977	(78	)(g)	2,971
Other operating expenses	3,090	340	1,848	563	(c)	5,841

Noninterest expenses	10,806	1,335	5,455	485		18,083

Income before income taxes	1,100	1,308	39	18		2,465
Income tax expense	250	429	15	7	(d)	701

Net income	$850	$879	$24	$11		$1,764

Basic net income per common share	$0.04	$0.24	$0.01			$0.05

Diluted net income per common share	$0.04	$0.24	$0.01			$0.05

Weighted average common shares outstanding	20,015	3,711	8,762	14,210(f	)	34,225

Weighted average common shares outstanding, assuming dilution	20,673	3,725	9,002	14,210(f	)	34,883

(a)	To record amortization of fair value adjustment of loans and investments over a 3 to 5 year period using straight-line and accelerated methods which approximate the interest method.

(b)	To record amortization of fair value adjustment of deposits and borrowings over a 3 to 25 year period using straight-line and accelerated methods which approximate the interest method.

(c)	To record amortization of core deposit intangible over a 7 year period using an accelerated method.

	Kensington	Community
Amortization	Bankshares	Bancshares	Total

Year 1	$875	$1,750	2,625
Year 2	750	1,500	2,250
Year 3	625	1,250	1,875
Year 4	500	1,000	1,500
Year 5	375	750	1,125
Year 6	250	500	750
Year 7	125	250	375

	$3,500	$7,000	$10,500

(d)	To record the tax effect of adjustments at a 37% marginal tax rate.

(e)	Adjust interest income for loss of earnings due to cash payments at the federal funds rate of 5%.

(f)	Common stock issued to acquire Kensington Bankshares and Community Bancshares.

(g)	To record reduction in depreciation expense related to decrease in carrying value of equipment and software:

Kensington	Community
Bankshares	Bancshares	Total

$8	$70	$78

Superior Bancorp and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statements of Operations
For the Year Ended December 31, 2005

	Historical			Pro Forma
	Superior	Kensington	Community	Acquisition		Pro Forma
	Bancorp	Bankshares	Bancshares	Adjustments		Combined
	(In thousands, except per share data)

Interest income	$77,280	$16,058	$32,357	$3,778	(a)	$128,982
				(491	)(e)
Interest expense	38,255	6,247	13,934	1,073	(b)	59,509

Net interest income	39,025	9,811	18,423	2,214		69,473
Provision for loan losses	3,500	—	796	—		4,296

Net interest income after provision for loan losses	35,525	9,811	17,627	2,214		65,177
Noninterest income	14,697	257	7,042	—		21,996
Noninterest expenses
Salaries and employee benefits	23,104	3,017	10,922	—		37,043
Occupancy, furniture and equipment expense	7,680	1,330	3,861	(311	)(g)	12,560
Management separation costs	15,467	—	—	—		15,467
Other operating expenses	14,369	1,083	7,815	2,625	(c)	25,892

Noninterest expenses	60,620	5,430	22,598	2,314		90,962

Income (loss) before income taxes	(10,398)	4,638	2,071	(100)		(3,789)
Income tax expense (benefit)	(4,612)	1,758	422	(37	)(d)	(2,469)

Net income (loss)	(5,786)	2,880	1,649	(63)		(1,320)
Preferred stock dividends	305	—	—	—		305
Effect of early conversion of preferred stock	2,006	—	—	—		2,006

Net income (loss) available to common shareholders	$(8,097)	$2,880	$1,649	$(63)		$(3,631)

Basic net income (loss) per common share	$(0.42)	$0.78	$0.19			$(0.11)

Diluted net income (loss) per common share	$(0.42)	$0.77	$0.19			$(0.11)

Weighted average common shares outstanding	19,154	3,710	8,592	14,210	(f)	33,364

Weighted average common shares outstanding, assuming dilution	19,154	3,725	8,780	14,210	(f)	33,364

(a)	To record amortization of fair value adjustment of loans and investments over a 3 to 5 year period using straight-line and accelerated methods which approximate the interest method.

(b)	To record amortization of fair value adjustment of deposits and borrowings over a 3 to 25 year period using straight-line and accelerated methods which approximate the interest method.

(c)	To record amortization of core deposit intangible over a 7 year period using an accelerated method.

(d)	To record the tax effect of adjustments at a 37% marginal tax rate.

(e)	Adjust interest income for loss of earnings due to cash payments at the federal funds rate of 5%.

(f)	Common stock issued to acquire Kensington Bankshares and Community Bancshares.

(g)	To record reduction in depreciation expense related to decrease in carrying value of equipment and software:

Kensington	Community
Bankshares	Bancshares	Total

$32	$279	$311

Note 1 — Unaudited Pro Forma Condensed Consolidated Financial Information

	Kensington		Community
	Bankshares		Bancshares		Total
	(In thousands, except per share amounts)

Pro forma outstanding shares of acquired corporation	3,711		8,892
Exchange ratio per merger agreement	1.6000		0.8974

Superior Bancorp shares to be issued for outstanding shares	5,938		7,980
Superior Bancorp shares to be issued for outstanding options	292	(b)	—

Total Superior Bancorp shares to be issued	6,230		7,980		14,210

Fair value of Superior Bancorp stock	$11.45	(a)	$11.38	(a)

Fair value of stock to be issued	$71,334		$90,812		$162,146
Payment for outstanding options and warrants	—		6,736	(c)	6,736
Pro forma transaction costs	528	(d)	301	(d)	829

Total pro forma purchase price	71,862		97,849		169,711

Net assets of acquired corporation per historical financial statements	28,306		43,245		71,551
Increase (decrease) in net assets to be acquired to reflect certain pro forma premerger transactions
Common stock dividend	—		—	(e)	—
Retirement of debt	—		—	(f)	—
Merger costs	(919	)(g)	(1,105	)(g)	(2,024)

Pro forma net assets to be acquired	27,387		42,140		69,527

Purchase accounting adjustments to carrying value of asset or liability:(k)
Investment securities	(3,349)		—		(3,349)
Loans	(250)		(4,000)		(4,250)
Equipment and software	(160)		(879)		(1,039)
Core deposit intangible	3,500	(h)	6,526	(h)	10,026
Goodwill recorded on books of acquired corporation	—		(2,497)		(2,497)
Other assets — Florida bank charter to be sold	1,000		—		1,000
Deposits	1,000		2,000		3,000
FHLB borrowings	—		(1,895)		(1,895)
Junior subordinated debentures	—		(5,400)		(5,400)
Contingent contractual obligations	(760	)(i)	(3,470	)(i)	(4,230)
Severance benefits	(250)		(500)		(750)
Other assets — deferred income taxes	(270	)(j)	2,819	(j)	2,549

Net pro forma purchase accounting adjustments	461		(7,296)		(6,835)

Goodwill	$44,014		$63,005		$107,019

(a)	Based on the closing stock price several days prior to and after the agreements were reached and announced.

(b)	Pro forma amount of shares to be exchanged for Kensington Bankshares stock options.

Kensington
Bankshares

Per Option Value as defined in agreement
Dollar per option	$18.288
Less: Weighted average exercise price per option	8.140

Per Option Value	$10.148
Total stock options outstanding	329

Total stock options outstanding times Per Option Value	$3,339
Divided by per share amount per merger agreement	11.43

Total shares to be exchanged for options	292

(c)	Pro forma amount of cash to be paid for Community Bancshares stock options and warrants.

Community
Bancshares

Per Option Value as defined in agreement
Dollar per option or warrant	$10.500
Less: Weighted average exercise price per option or warrant	6.720

Per Option Value	$3.780
Total stock options and warrants outstanding	1,782

Total pro forma amount of cash due to option and warrant holders	$6,736

(d)	The following pro forma merger costs are expected to be incurred by Superior Bancorp:

	Kensington	Community
	Bankshares	Bancshares	Total

Professional fees	$150	$80	$230
Investment banking	267	185	452
Consulting	111	36	147

	$528	$301	$829

(e)	Community Bancshares may establish and declare ten days before the closing date of the merger a cash dividend equal to an amount that Community Bancshares net worth exceeds $44.3 million provided the aggregate amount of the dividend does not exceed $4.4 million.

(f)	Community Bancshares must retire its line of credit with a regional financial institution.

(g)	The following pro forma merger costs are expected to be incurred by Kensington Bankshares and Community Bancshares:

	Kensington	Community
	Bankshares	Bancshares	Total

Professional fees	$163	$345	$508
Investment banking	756	760	1,516

	$919	$1,105	$2,024

(h)	Estimated to be approximately 4.0% and 3.0% of non-time deposits for Kensington Bankshares and Community Bancshares, respectively.

	Kensington	Community
	Bankshares	Bancshares	Total

Pro forma core deposit intangible	$3,500	$7,000	$10,500
Less: Existing core deposit intangible	—	(474)	(474)

Net pro forma core deposit intangible adjustment	$3,500	$6,526	$10,026

(i)	Pro forma contractual obligations

	Kensington	Community
	Bankshares	Bancshares	Total

Employment contracts	$—	$3,000	$3,000
Data processing	760	320	1,080
Other	—	150	150

Pro forma contractual obligations	$760	$3,470	$4,230

(j)	Assumes 37% marginal tax rate.

(k)	These purchase accounting adjustments are preliminary estimates and are subject to change primarily as a result of changes in market interest rates or decline in credit quality of the loan portfolio.

SELECTED FINANCIAL DATA — SUPERIOR BANCORP

The following table sets forth selected historical financial data of Superior Bancorp for the periods and dates indicated and should be read in conjunction with Superior Bancorp’s consolidated financial statements including the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference herein.

	Three Months Ended
	March 31,		As of and For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)	(Unaudited)

Selected Statement of Financial Condition Data:
Total assets	$1,431,967	$1,426,934	$1,415,469	$1,423,128	$1,171,626	$1,406,800	$1,207,397
Loans, net of unearned income	989,576	942,391	963,253	934,868	856,941	1,138,537	999,156
Allowance for loan losses	11,999	12,957	12,011	12,543	25,174	27,766	12,546
Investment securities	238,706	264,559	242,595	288,308	141,601	73,125	68,847
Deposits	1,077,853	1,079,565	1,043,696	1,067,206	889,935	1,107,798	952,235
Advances from FHLB and other borrowings	197,096	193,903	214,496	205,546	131,919	174,922	135,900
Notes payable	3,703	3,913	3,755	3,965	1,925	—	—
Junior subordinated debentures owed to unconsolidated trusts	31,959	31,959	31,959	31,959	31,959	31,959	31,959
Stockholders’ Equity	105,803	99,001	105,065	100,539	100,122	76,541	76,853
Selected Statement of Operations Data:
Interest income	$21,649	$18,186	$77,280	$66,160	$76,213	$88,548	$90,418
Interest expense	11,645	8,579	38,255	28,123	33,487	40,510	50,585

Net interest income	10,004	9,607	39,025	38,037	42,726	48,038	39,833
Provision for loan losses	600	750	3,500	975	20,975	51,852	7,454
Noninterest income	2,502	1,247	9,583	10,527	14,592	15,123	9,773
Gain on sale of branches	—	—	—	739	48,264	—	—
Insurance proceeds	—	—	5,114	—	—	—	—
Prepayment penalty — FHLB advances	—	—	—	—	2,532	—	—
Loss on sale of loans	—	—	—	2,293	—	—	—
Management separation costs	—	12,377	15,467	—	—	—	—
Noninterest expense	10,806	10,945	45,153	45,644	55,398	42,669	38,497

Income (loss) before income taxes(benefit)	1,100	(13,218)	(10,398)	391	26,677	(31,360)	3,655
Income tax expense (benefit)	250	(5,057)	(4,612)	(796)	9,178	(12,959)	966

Net income (loss)	850	(8,161)	(5,786)	1,187	17,499	(18,401)	2,689
Preferred stock dividends	—	—	305	446	219	—	—
Effect of early conversion of preferred stock	—	—	2,006	—	—	—	—

Net (loss)income applicable to common stockholders	$(850)	$(8,161)	$(8,097)	$741	$17,280	$(18,401)	$2,689

Per Share Data:
Net income (loss) — basic	$0.04	$(0.44)	$(0.42)	$0.04	$0.99	$(1.09)	$0.19
— diluted(1)	$0.04	$(0.44)	$(0.42)	$0.04	$0.95	$(1.09)	$0.19
Weighted average shares outstanding — basic	20,015	18,406	19,154	17,583	17,492	16,829	14,272
Weighted average shares outstanding — diluted(1)	20,673	18,406	19,154	17,815	18,137	16,829	14,302
Book value at period end	$5.27	$4.95	$5.26	$5.31	$5.31	$4.35	$5.41
Tangible book value per share	$4.67	$4.29	$4.65	$4.62	$4.59	$3.59	$4.98
Preferred shares outstanding at period end	—	62	—	62	62	—	—
Common shares outstanding at period end	20,085	18,757	19,980	17,750	17,695	17,605	14,217

	Three Months Ended
	March 31,		As of and For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)	(Unaudited)

Performance Ratios and Other Data:
Return on average assets	0.24%	(2.31)%	(0.41)%	0.09%	1.29%	(1.36)%	0.23%
Return on average stockholders’ equity	3.27	(32.80)	(5.68)	1.18	19.08	(19.89)	3.53
Net interest margin(2)(3)	3.21	3.06	3.14	3.31	3.50	3.93	3.83
Net interest spread(3)(4)	3.01	2.94	3.00	3.20	3.35	3.70	3.43
Noninterest income to average assets(5)	0.69	0.68	0.77	0.82	1.03	.99	0.73
Noninterest expense to average assets(6)	3.09	3.00	3.19	3.52	4.07	3.15	3.34
Efficiency ratio(7)	86.72	89.91	87.99	91.72	100.09	67.85	80.56
Average loan to average deposit ratio	94.37	87.95	88.82	92.16	100.69	105.35	100.40
Average interest-earning assets to average interest bearing liabilities	105.07	104.36	104.58	104.88	105.82	107.04	108.26
Assets Quality Ratios:
Allowance for loan losses to nonperforming loans	290.53%	183.97%	252.76%	169.36%	78.59%	105.00%	100.99%
Allowance for loan losses to loans, net of unearned income	1.21	1.37	1.25	1.34	2.94	2.44	1.26
Nonperforming assets(“NPA”) to loans plus NPAs, net of unearned income	0.56	1.06	0.68	1.32	4.41	2.53	1.70
Nonaccrual loans to loans, net of unearned income	0.42	0.74	0.47	0.68	3.46	2.17	0.79
Net loan charge-offs to average loans	0.25	0.14	0.43	1.52	2.21	3.35	0.42
Net loan charge-offs to average loans:
Provision for loan losses	102.00	44.80	115.20	1,395.49	111.87	72.69	51.88
Allowance for loan losses	20.69	10.52	33.57	108.47	93.21	135.74	30.82
Capital Ratios:
Tier 1 risk-based capital ratio	10.25%	11.34%	10.15%	10.05%	12.60%	6.51%	9.44%
Total risk-based capital ratio	11.17	10.06	11.08	11.51	14.07	8.83	11.41
Leverage ratio	8.38	7.90	8.30	7.98	9.72	3.70	7.92

(1)	Common stock equivalents of 287,000, 775,000, and 1,002,000 shares were not included in computing diluted earnings per share for the years ended December 31, 2002, 2004 and 2005, respectively, because their effects were antidilutive. Also, common stock equivalents of 1,327,000 shares were not included in computing diluted earnings per share for March 31, 2005 because the effect was antidilutive.

(2)	Net interest income divided by average earning assets.

(3)	Calculated on a taxable equivalent basis.

(4)	Yield on average interest-earning assets less rate on average interest-bearing liabilities.

(5)	Noninterest income has been adjusted for certain nonrecurring items such as gain on sale of branches, insurance proceeds, change in fair value of derivatives and investment security gains (losses).

(6)	Noninterest expense has been adjusted for certain nonrecurring items such as loss on sale of assets and management separation costs.

(7)	Efficiency ratio is calculated by dividing noninterest expense, adjusted for management separation costs, losses on other real estate and the loss on sale of assets, by noninterest income, adjusted for gain on sale of branches, insurance proceeds, changes in fair values of derivatives and investment security gains (losses), plus net interest income on a fully taxable equivalent basis.

SELECTED FINANCIAL DATA — KENSINGTON BANKSHARES, INC.

The following table sets forth selected financial data for Kensington Bankshares, Inc. and should be read in conjunction with the related consolidated financial statements and notes thereto. See “Kensington Bankshares, Inc. and Subsidiaries Consolidated Financial Statements”, beginning on page F-1.

	Three Months Ended
	March 31,		As of and For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)	(Unaudited)	(Dollars in thousands, except per share data)

Selected Statement of Financial Condition Data:
Total assets	$339,925	$277,550	$324,654	$268,674	$287,257	$272,774	$198,226
Loans, net of unearned income	137,153	107,177	125,535	97,770	90,070	80,473	48,134
Allowance for loan losses	1,011	1,030	1,017	1,000	900	700	410
Investment securities	184,127	158,700	184,025	158,400	173,280	184,466	139,762
Deposits	298,206	232,818	278,688	240,446	252,111	238,247	176,989
Other borrowings	12,271	14,767	17,321	991	9,737	11,863	5,717
Stockholders’ Equity	28,306	27,774	27,426	26,940	24,194	22,299	15,252
Selected Statement of Income Data:
Interest income	$4,907	$3,555	$16,058	$14,174	$13,345	$13,821	$9,089
Interest expense	2,344	1,164	6,247	5,119	5,891	7,825	5,773

Net interest income	2,563	2,391	9,811	9,055	7,454	5,996	3,316
Provision for loan losses	—	12	—	127	203	290	272
Noninterest income	80	55	257	224	344	188	95
Noninterest expense	1,335	1,170	5,430	4,841	4,332	3,707	2,768

Income before income taxes	1,308	1,264	4,638	4,311	3,263	2,187	371
Income tax expense	429	436	1,758	1,626	1,234	838	0

Net income	$879	$828	$2,880	$2,685	$2,029	$1,349	$371

Per Share Data:
Net income — basic	$0.24	$0.22	$0.78	$0.72	$0.55	$0.42	$0.13
— diluted(1)	$0.24	$0.22	$0.77	$0.72	$0.55	$0.42	$0.13
Dividends declared per common share	—	—	.65	—	—	—	—
Weighted average shares outstanding — basic	3,711	3,710	3,710	3,710	3,710	3,210	2,860
Weighted average shares outstanding — diluted(1)	3,725	3,710	3,725	3,710	3,710	3,210	2,860
Book value at period end	$7.63	$7.49	$7.39	$7.26	$6.52	$6.01	$4.11
Common shares outstanding at period end	3,711	3,710	3,711	3,710	3,710	3,710	2,960
Performance Ratios and Other Data:
Return on average assets	1.06%	1.22%	1.01%	0.93%	0.76%	0.56%	0.29%
Return on average stockholders’ equity	12.58	12.30	10.54	10.63	8.97	7.65	2.58
Net interest margin(2)	3.17	3.50	3.46	3.18	2.80	2.47	2.63
Net interest spread(4)	3.05	3.29	3.29	3.39	3.38	3.49	3.28
Noninterest income to average assets	0.09	0.08	0.09	0.07	0.06	0.06	0.08
Noninterest expense to average assets	1.60	1.70	1.88	1.67	1.60	1.41	2.15
Efficiency ratio	50.42	47.55	53.70	52.10	56.47	58.32	81.14
Average loan to average deposit ratio	45.14	43.05	43.99	37.53	36.34	27.05	29.23
Average interest-earning assets to average interest bearing liabilities	120.25	123.20	119.12	116.09	112.25	108.52	112.07

	Three Months Ended
	March 31,		As of and For the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)	(Unaudited)	(Dollars in thousands, except per share data)

Assets Quality Ratios:
Allowance for loan losses to nonperforming loans	0.00%	171.67%	169.33%	52.63%	1.89%	0.00%	0.00%
Allowance for loan losses to loans, net of unearned income	0.74	0.96	0.81	1.02	1.00	0.87	0.85
Nonperforming assets (“NPA”) to loans plus NPAs, net of unearned income	0.29	0.01	0.33	0.02	0.53	0	0
Nonaccrual loans to loans, net of unearned income	0	0.01	0	0	0.52	0	0
Net loan charge-offs to average loans	0.02	(0.07)	(0.01)	0.03	0	0	0
Net loan charge-offs as a percentage of:
Provision for loan losses	0	(150.00)	0	21.25	1.47	0	0.73
Allowance for loan losses	0.49	(1.74)	(1.57)	2.70	0.33	0	0.49
Capital Ratios:
Tier 1 risk-based capital ratio	15.32%	18.90%	15.99%	19.72%	17.15%	17.51%	19.25%
Total risk-based capital ratio	15.87	19.60	16.59	20.46	17.78	18.07	19.76
Leverage ratio(3)	8.43	10.11	9.75	10.03	9.20	8.35	8.04

(1)	Common stock equivalents of 104,400, 140,000, 140,000, and 314,307 shares were not included in computing diluted earnings per share for the years ended December 31, 2002, 2003, 2004 and 2005, respectively, because their effects were antidilutive.

(2)	Net interest income divided by average earning assets.

(3)	Calculated as Tier 1 Capital to average assets (quarterly).

(4)	Yield on average interest-earning assets less rate on average interest-bearing liabilities.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by Superior Bancorp or on its behalf. Some of the disclosures in this joint proxy statement/prospectus, including any statements preceded by, followed by or which include the words “may”, “could”, “should”, “will”, “would”, “hope”, “might”, “believe”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “assume” or similar expressions constitute forward-looking statements.

These forward-looking statements include, implicitly and explicitly, the assumptions underlying the statements and other information with respect to Superior Bancorp’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business, including the accretive effect of the merger and Superior Bancorp’s expectations and estimates with respect to Superior Bancorp’s revenues, expenses, earnings, return on equity, return on assets, efficiency ratio, asset quality, the adequacy of Superior Bancorp’s allowance for loan losses and other financial data and capital and performance ratios.

Although Superior Bancorp believes that the expectations reflected in its forward-looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors (some of which are beyond Superior Bancorp’s control). The following factors, among others, could cause Superior Bancorp’s financial performance to differ materially from its goals, plans, objectives, intentions, expectations and other forward-looking statements: (1) the strength of the United States economy in general and the strength of the regional and local economies in which Superior Bancorp’s conduct operations; (2) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (3) inflation, interest rate, market and monetary fluctuations; (4) its ability to successfully integrate the assets, liabilities, customers, systems and management Superior Bancorp acquires or merges into its operations; (5) its timely development of new products and services in a changing environment, including the features, pricing and quality compared to the products and services of its competitors; (6) the willingness of users to substitute competitors’ products and services for its products and services; (7) the impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies; (8) its ability to resolve any legal proceeding on acceptable terms and its effect on its financial condition or results of operations; (9) technological changes; (10) changes in consumer spending and savings habits; (11) the effect of natural disasters, such as hurricanes, in its geographic markets; and (12) regulatory, legal or judicial proceedings.

If one or more of the factors affecting Superior Bancorp’s forward-looking information and statements proves incorrect, then its actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this joint proxy statement/prospectus. Therefore, Superior Bancorp cautions you not to place undue reliance on its forward-looking information and statements.

Superior Bancorp does not intend to update its forward-looking information and statements, whether written or oral, to reflect change. All forward-looking statements attributable to Superior Bancorp are expressly qualified by these cautionary statements.

RISK FACTORS

If the merger is consummated, Kensington Bankshares stockholders will receive shares of Superior Bancorp common stock in exchange for their shares of Kensington Bankshares common stock. You should be aware of the risks and uncertainties associated with an investment in Superior Bancorp common stock and should carefully consider these risks.

Some of the risks and uncertainties involved in an investment in Superior Bancorp common stock relate to economic conditions generally and would affect other financial institutions in similar ways. Some of these factors are identified under the heading “Forward-Looking Statements” on page   .

Risks Relating to the Merger

If the merger is not completed, Superior Bancorp and Kensington Bankshares will have incurred substantial expenses without realizing the expected benefits.

Superior Bancorp and Kensington Bankshares have incurred substantial expenses in connection with the merger. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. We cannot guarantee that these conditions will be met. If the merger is not completed, these expenses could have a material adverse effect on the financial condition of Superior Bancorp and/or Kensington Bankshares because neither company would have realized the expected benefits of the merger.

The merger must be approved by multiple governmental agencies.

Before the merger and related transactions may be completed, various orders, consents and approvals or waivers must be obtained from the Office of Thrift Supervision, the Board of Governors of the Federal Reserve System, the Florida Office of Financial Regulation, the Securities and Exchange Commission and other governmental authorities. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Superior Bancorp and Kensington Bankshares do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Superior Bancorp following the merger, any of which might have a material adverse effect on Superior Bancorp following the merger. Neither Superior Bancorp nor Kensington Bankshares is obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions which, in the reasonable good faith judgment of the board of directors of either company, would so materially adversely impact the economic benefits of the transaction so as to render inadvisable the consummation of the merger; provided, however, that Superior Bancorp is not obligated to complete the merger if a consent by a governmental agency is conditioned or restricted in a manner which, in the reasonable judgment of the board of directors of Superior Bancorp, would so materially adversely impact the economic or business benefits of the transaction so as to render inadvisable the consummation of the merger.

Superior Bancorp may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on Superior Bancorp’s ability to realize the anticipated benefits and cost savings from combining the businesses of Superior Bancorp and Kensington Bankshares. However, to realize these anticipated benefits and cost savings, Superior Bancorp must successfully combine the businesses of Superior Bancorp and Kensington Bankshares. If Superior Bancorp is not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

Superior Bancorp and Kensington Bankshares have operated, and until the completion of the merger will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect Superior Bancorp’s ability to maintain its relationships with the companies’ respective clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies may, to some extent, also divert management attention and resources. These integration matters could have an adverse effect on Superior Bancorp during such transition period.

The consummation of the Kensington Bankshares merger is not conditioned on the consummation of the Community Bancshares merger.

The consummation of the Kensington Bancshares merger is not conditioned on the consummation of Superior Bancorp’s merger with Community Bancshares, which was announced May 1, 2006, and is expected to close in the third or fourth quarter of 2006. There can be no assurance, however, if or when the merger of Community Bancshares with and into Superior Bancorp will close. Accordingly, Kensington Bankshares stockholders should not give undue weight to the merger with Community Bancshares in evaluating the Kensington Bankshares merger with Superior Bancorp. Further, assuming that both mergers are consummated in the timeframes currently contemplated, management’s time and resources will be focused on the integration of both entities during the same general time period. This, in turn, could divert time and resources from other matters, which could have an adverse effect on Superior Bancorp during the transition period. See “Information about Superior Bancorp — General,” beginning on page   .

Kensington Bankshares’ directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Kensington Bankshares stockholders.

Kensington Bankshares’ executive officers and directors, who collectively hold approximately 23% of the outstanding Kensington Bankshares stock, have agreed to vote in favor of the merger agreement and the merger. In considering these facts and the other information contained in this document, you should be aware that Kensington Bankshares’ directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Kensington Bankshares stockholders. In addition, these agreements may have the effect of discouraging persons from making a proposal to acquire Kensington Bankshares. Further, certain executive officers of Kensington Bankshares have entered into employment relationships or agreements with Superior Bancorp. These and certain other additional interests of Kensington Bankshares’ directors and executive officers are described in detail in “The Merger — Interests of Directors, Officers and Others in the Merger”, beginning on page    of this joint proxy statement/prospectus. These circumstances may cause some of Kensington Bankshares’ directors and executive officers to view the proposed transaction differently than you may view it.

Because the market price of Superior Bancorp common stock will fluctuate, Kensington Bankshares stockholders cannot be sure of the exact market value of Superior Bancorp common stock that they will receive in the merger.

Under the terms of the merger agreement, each share of Kensington Bankshares common stock you own will be converted into the right to receive 1.60 shares of Superior Bancorp common stock. The market price of Superior Bancorp common stock may vary from the price on the date that this joint proxy statement/prospectus is mailed to Kensington Bankshares stockholders, the date of the special meeting of Kensington Bankshares stockholders and the effective time of the merger. See “Market Price and Dividend Information”, beginning on page   .

The market price of Superior Bancorp common stock may change as a result of a variety of factors, including general market and economic conditions, changes in Superior Bancorp’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Superior Bancorp and are not necessarily related to a change in the financial performance or condition of Superior Bancorp. As a result of the fixed exchange ratio, the market value of shares of Superior Bancorp common stock that a Kensington Bankshares stockholder receives in the merger will decline or increase correspondingly with declines or increases in the market price of Superior Bancorp common stock prior to and as of the date shares are exchanged.

There can be no assurance that the value of Superior Bancorp common stock that Kensington Bankshares stockholders receive in the merger will be substantially equivalent to the market price of Superior Bancorp common stock at the time Kensington Bankshares stockholders vote to approve the merger agreement and the merger. We urge you to obtain current market quotations for Superior Bancorp common stock. Superior Bancorp common stock is currently listed on the NASDAQ National Market System under the ticker symbol “SUPR”. Superior Bancorp traded under the ticker symbol “TBNC” through May 18, 2006. At the time of the special meeting, you will not know the exact value of the consideration you will receive when the merger is completed.

The value of the stock consideration Kensington Bankshares stockholders will receive could be less than $10.50 per share if the Kensington Bankshares board of directors does not exercise its right to terminate the merger agreement upon the occurrence of certain events.

If on the date that all necessary consents and regulatory approvals have been received the ten-day average closing price of Superior Bancorp common stock is less than $10.50 per share, then the majority of the entire board of Kensington Bankshares may vote to terminate the merger agreement any time during the five-day period after all consents and approvals have been received. If Kensington Bankshares exercises its option to terminate the merger agreement, Kensington Bankshares must give notice to Superior Bancorp. Superior Bancorp will have the option of paying additional consideration in the form of Superior Bancorp common stock, cash or a combination of both so that the aggregate consideration is equal to $10.50.

No assurance can be given as to whether Kensington Bankshares’ board of directors would exercise the right to terminate the merger agreement if these conditions are met or whether Superior Bancorp would agree to pay additional consideration.

The merger agreement does not provide for a resolicitation of Kensington Bankshares’ stockholders in the event that the conditions are met and the Kensington Bankshares board of directors nevertheless chooses to complete the transaction. The Kensington Bankshares board of directors has made no decision as to whether it would exercise its right to terminate the merger agreement. In considering whether to exercise its right to terminate the merger agreement, Superior Bancorp expects that the Kensington Bankshares board of directors would take into account all the relevant facts and circumstances that exist at the time and would consult with its financial advisor and legal counsel.

The merger agreement limits Kensington Bankshares’ ability to pursue alternative transactions to the merger and requires Kensington Bankshares to pay a termination fee if it does.

The merger agreement prohibits Kensington Bankshares and its directors, officers, representatives and agents from soliciting, authorizing the solicitation of or, subject to very narrow exceptions, entering into discussions with any third party regarding alternative acquisition proposals. The prohibition limits Kensington Bankshares’ ability to pursue offers that may be superior from a financial point of view from other possible acquirers. If Kensington Bankshares receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Superior Bancorp and the merger agreement is terminated, Kensington Bankshares would be required to pay a $2,100,000 termination fee to Superior Bancorp. This fee makes it less likely that a third party will make an alternative acquisition proposal.

Superior Bancorp and Kensington Bankshares may choose not to proceed with the merger if it is not completed by December 31, 2006, or if all conditions to closing are not met or waived.

Either Superior Bancorp or Kensington Bankshares may terminate the merger agreement if the merger has not been completed by December 31, 2006. See “The Merger — The Merger Agreement — Termination Events,” beginning on page   . There can be no assurance that all conditions to the merger will have been satisfied by December 31, 2006. See “The Merger — The Merger Agreement — Conditions to Completion of the Merger”, beginning on page   .

After the merger is completed, Kensington Bankshares stockholders who receive Superior Bancorp common stock for some or all of their shares of Kensington Bankshares common stock will become stockholders of Superior Bancorp and will have different rights, as stockholders, which that may be less advantageous than their current rights.

Upon completion of the merger, Kensington Bankshares stockholders who receive Superior Bancorp common stock for their shares of Kensington Bankshares common stock will become stockholders of Superior Bancorp. Differences in Kensington Bankshares’ articles of incorporation and bylaws and Superior Bancorp’s restated certificate of incorporation and bylaws will result in changes to the rights of Kensington Bankshares stockholders who become Superior Bancorp stockholders. For a description of these changes, see “Comparison of the Rights of Kensington Bankshares Stockholders and Superior Bancorp Stockholders”, beginning on page    of this joint proxy

statement/prospectus. A stockholder of Kensington Bankshares may conclude that his or her current rights under Kensington Bankshares’ articles of incorporation and bylaws are more advantageous than the rights such stockholder would have as a stockholder of Superior Bancorp under Superior Bancorp’s restated certificate of incorporation and bylaws.

Superior Bank and Superior Bancorp are subject to different regulation than First Kensington Bank and Kensington Bankshares.

Superior Bank is a federal savings bank and Superior Bancorp is a thrift holding company. Each is subject to supervision by the Office of Thrift Supervision, an agency of the United States Department of the Treasury. Kensington Bank is a Florida state-chartered bank subject to supervision by the Federal Deposit Insurance Corporation and the Florida Office of Financial Regulation. Kensington Bankshares is a bank holding company subject to supervision by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act.

There are a number of material differences between federal savings banks and thrift holding companies, on the one hand, and Florida state-chartered banks and bank holding companies, on the other hand. Neither Superior Bancorp nor Kensington Bankshares can give any assurance as to the effect that any of these differences will have on the operations of the combined organizations. Some of these differences include restrictions on federal savings banks’ non real estate-related lending not imposed on Florida state-chartered banks; differences in permitted non-banking-related activities; differences in interstate branching rights; differences in the cost of supervisory assessments imposed from time to time by the Office of Thrift Supervision as compared to the Florida Office of Financial Regulation and the Federal Reserve; and differences in the nature and extent of other supervisory and regulatory requirements by the Office of Thrift Supervision as compared to the Florida Office of Financial Regulation and the Federal Reserve and the interpretation thereof by such agencies.

Kensington Bankshares’ failure to timely file all of its reports with the SEC may result in an enforcement action, fines or other legal actions against Superior Bancorp as the successor to Kensington Bankshares if the merger is completed.

Kensington Bankshares did not file any of the annual and quarterly reports required to be filed with the SEC since filing its Form 10-KSB for the fiscal year ended December 31, 2002. On March 26, 2003, Kensington Bankshares filed a Form 15 certification notifying the SEC that it had less than 300 stockholders of record at December 31, 2002, thereby suspending the filing of further reports under Section 15(d) of the Securities Exchange Act of 1934. For the years ended December 31, 2003 and 2004, Kensington Bankshares computed its number of stockholders based on beneficial ownership rather than record ownership and, as a result, no annual reports on Form 10-KSB were filed for the years ended December 31, 2003 and 2004 and no quarterly reports on Form 10-QSB were filed for each of the quarterly periods in the years ended December 31, 2004 and 2005. Although Kensington Bankshares had less than 300 beneficial owners of its common stock at the end of each year, the number of record holders exceeded 300, and thus Kensington Bankshares was required to comply with the reporting requirements of the Exchange Act. At December 31, 2005, both the number of record and beneficial holders exceeded 300. Upon discovery of the prior error in the computation, Kensington Bankshares notified the SEC. If the merger is completed, Superior Bancorp, as the successor to Kensington Bankshares, may be subject to enforcement actions and fines by the SEC as a result of Kensington Bankshares’ previous failure to timely file those reports. Such enforcement actions, fines or other legal actions may have a material adverse effect on Superior Bancorp.

On July 7, Kensington Bankshares filed its Form 10-KSB with the SEC covering each of the years ended December 31, 2003, 2004 and 2005, and Note 19 to the Notes to Consolidated Financial Statements of Kensington Bankshares contained in this joint proxy statement/prospectus contains certain unaudited quarterly financial information for 2004 and 2005, and its Form 10-QSB for the three months ended March 31, 2006.

Risks Relating To Superior Bancorp’s Business

If the interest payments Superior Bank makes on deposits increase relative to interest income, Superior Bancorp may be less profitable.

Superior Bancorp’s profitability depends to a large extent on Superior Bank’s net interest income, which is the difference between income from interest-earning assets, such as loans made and investment securities held, and interest paid on deposits and its borrowings. Superior Bancorp’s net interest income is affected not only by actions it takes, but by changes in general interest rate levels and by other economic factors beyond Superior Bancorp’s control. Superior Bancorp’s net interest income may be reduced if (i) more interest-earning assets than interest-bearing liabilities reprice or mature at a time when interest rates are declining, or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature at a time when interest rates are rising.

In addition, Superior Bancorp may be affected by changes in the difference between short- and long-term interest rates. For example, short-term deposits may be used to support longer-term loans. If the difference between short- and long-term interest rates becomes smaller, the spread between the rates Superior Bancorp pays on deposits and borrowings and the rates Superior Bancorp receives on loans could narrow significantly, decreasing net interest income.

Further, if market interest rates rise rapidly, interest rate adjustment caps may limit Superior Bancorp’s ability to increase interest rates on adjustable-rate mortgage loans, but Superior Bancorp may have to pay higher interest rates on deposits and borrowings. This could cause Superior Bancorp’s net interest income to decrease.

An increase in loan prepayments may adversely affect Superior Bancorp’s profitability.

The rate at which borrowers prepay loans is dependent on a number of factors outside Superior Bancorp’s control, including changes in market interest rates, conditions in the housing and financial markets and general economic conditions. Superior Bancorp cannot always accurately predict prepayment rates. If the prepayment rates with respect to loans are greater than Superior Bancorp anticipates, there may be a negative impact on profitability because Superior Bancorp may not be able to reinvest prepayment proceeds at rates comparable to those received on the prepaid loans, particularly in a time of falling interest rates.

If Superior Bancorp’s allowance for loan losses is inadequate, then Superior Bancorp’s profitability will be reduced.

Superior Bancorp is exposed to the risk that its customers will be unable to repay their loans in accordance with their terms and that any collateral securing such loans will be insufficient to ensure full repayment. Such credit risk is inherent in the lending business, and failure to adequately assess such credit risk could have a material adverse effect on Superior Bancorp’s financial condition and results of operations. Superior Bancorp evaluates the collectibility of its loan portfolio and reviews its evaluation on a regular basis, and Superior Bancorp provides an allowance for loan losses that Superior Bancorp believes is adequate based on various factors that Superior Bancorp believes may affect the credit quality of loans. However, there can be no assurance that actual loan losses will not exceed the allowance that has been established, as such allowance is adjusted from time to time.

If the allowance for loan losses is inadequate for the actual losses, then there could be a material adverse effect on Superior Bancorp’s results of operations. In addition, if as a result of its perception of adverse trends, Superior Bancorp materially increases the allowance for loan losses in the future, its earnings would be reduced.

Events in Superior Bancorp geographic markets could adversely affect Superior Bancorp.

Superior Bancorp’s business is concentrated in a limited number of markets in Alabama and Florida. Changes in general economic conditions and in the values of real estate in such geographic markets could have an adverse impact on Superior Bancorp’s ability to achieve loan and deposit growth targets and on its customers’ ability to repay existing loans. In addition, natural disasters, such as hurricanes and tornadoes, in these geographic markets could adversely affect Superior Bancorp’s business.

Superior Bancorp faces substantial competition.

There are numerous competitors in Superior Bancorp’s geographic markets, including national, regional and local banks and thrifts and other financial services businesses, some of which have substantially greater resources, higher brand visibility and a wider geographic presence than Superior Bancorp has. Some of these competitors may offer a greater range of services, more favorable pricing and greater customer convenience than Superior Bancorp is able to provide. In addition, in some markets, there are a significant number of new banks and other financial institutions that have opened in the recent past or are expected to open in the near future, and such new competitors may also seek to exploit Superior Bancorp’s markets and customer base. Further, there have been recent consolidations or announcements of proposed consolidations of larger banking institutions in Superior Bank’s market areas which have led to some uncertainties and such consolidations may have an impact on Superior Bank’s market areas. If Superior Bancorp is unable to maintain and grow its market share in the face of such competition, its results of operations will be adversely affected.

Superior Bancorp is subject to extensive regulation.

Superior Bancorp’s operations are subject to regulation by the Office of Thrift Supervision. Regulation by the Office of Thrift Supervision is intended primarily for the protection of depositors and the deposit insurance fund and not for the benefit of stockholders. Superior Bancorp may incur substantial costs in complying with such regulations, and failure to comply with them may expose Superior Bancorp to substantial penalties.

In addition, Superior Bancorp is subject to numerous consumer protection laws and other laws relating to the operation of financial institutions. Failure to comply with such laws could expose Superior Bancorp to liability, which could have a material adverse effect on its results of operations.

Superior Bancorp may require additional capital to fund its growth plans.

Superior Bancorp’s business strategy includes the expansion of its business through the development of new locations and through the acquisition of other financial institutions and, to the extent permitted by applicable law, complementary businesses as appropriate opportunities arise. In order to finance such growth and to maintain required regulatory capital levels, Superior Bancorp may require additional capital in the future. There can be no assurance that such capital will be available upon favorable terms, or at all.

Superior Bancorp is dependent upon the services of its management team.

Superior Bancorp’s operations and strategy are directed by its senior management team, most of whom have joined Superior Bancorp since January 2005. Any loss of the services of members of this management team could have a material adverse effect on Superior Bancorp’s results of operations and the ability to implement Superior Bancorp’s business strategy.

Risks Related To an Investment in Superior Bancorp Common Stock

Superior Bancorp’s stock price may be volatile due to limited trading volume.

Superior Bancorp common stock is traded on the NASDAQ National Market System. However, the average daily trading volume in Superior Bancorp common stock is relatively small, typically under 50,000 shares per day and sometimes significantly less than that. As a result, trades involving a relatively small number of shares may have a significant effect on the market price of Superior Bancorp common stock, and it may be difficult for investors to acquire or dispose of large blocks of stock without significantly affecting the market price.

Superior Bancorp’s ability to pay dividends is limited.

Superior Bancorp’s ability to pay dividends is limited by regulatory requirements and the need to maintain sufficient consolidated capital to meet the capital needs of its business, including capital needs related to future growth. Superior Bancorp’s primary source of income is the payment of dividends from Superior Bank to Superior Bancorp. Superior Bank, in turn, is likewise subject to regulatory requirements potentially limiting its ability to pay such dividends to Superior Bancorp and by the need to maintain sufficient capital for its operations and obligations.

Further, Superior Bancorp is obligated, subject to regulatory limitations, to make periodic distributions on its trust preferred securities, which reduces the income that might otherwise be available to pay dividends on Superior Bancorp common stock. Thus, there can be no assurance that Superior Bancorp will pay dividends to its common stockholders, no assurance as to the amount or timing of any such dividends, and no assurance that such dividends, if and when paid, will be maintained, at the same level or at all, in future periods. Superior Bancorp has no present plans for paying a dividend on its common stock.

The market price of Superior Bancorp common stock has risen significantly in a relatively short period of time.

The market price of Superior Bancorp common stock, as reported on the NASDAQ National Market System, increased by approximately 32% between December 31, 2004 and December 31, 2005. Superior Bancorp believes that this increase resulted in part from investors’ perception as to the ability of its new senior management team to execute its business strategy and enhance stockholder value. There can be no assurance that the market price of Superior Bancorp common stock will remain at or near its current level, which is substantially above historic trading prices prior to 2005, or will increase at a similar pace in the future.

The issuance of Superior Bancorp common stock in future acquisitions or capital-raising transactions may be dilutive to existing stockholders.

If Superior Bancorp determines that appropriate strategic opportunities exist, Superior Bancorp may acquire other financial institutions and related businesses, subject to applicable regulatory requirements. Superior Bancorp may use its common stock for such acquisitions. From time to time, Superior Bancorp may also seek to raise capital through selling additional common stock. It is possible that the issuance of additional common stock in such acquisition or capital transactions may be dilutive to the interests of existing stockholders. See “Information about Superior Bancorp — General” beginning on page   .

SUPERIOR BANCORP SPECIAL MEETING

This joint proxy statement/prospectus is being furnished to Superior Bancorp stockholders in connection with the solicitation of proxies by Superior Bancorp board of directors for use at Superior Bancorp special meeting to consider and vote upon the approval of the merger agreement and the merger. Each copy of this joint proxy statement/prospectus mailed or delivered to Superior Bancorp stockholders is accompanied by a proxy card for use at the special meeting.

Date, Place and Time.  Superior Bancorp special meeting is to be held at the principal executive offices of Superior Bancorp located at          , Birmingham, Alabama     , on          , 2006, at                    .m.

Record Date, Quorum and Voting.  Superior Bancorp board of directors has fixed the close of business on          , 2006, as the record date for the determination of Superior Bancorp stockholders entitled to receive notice of and to vote at Superior Bancorp special meeting. The presence, in person or by proxy, of the holders of a majority of the shares of Superior Bancorp common stock entitled to vote at Superior Bancorp special meeting will constitute a quorum. Each stockholder of record as of the record date is entitled to one vote for each share of Superior Bancorp common stock then held.

Vote Required.  As of          , Superior Bancorp record date, there were           shares of Superior Bancorp common stock outstanding. Approval and adoption of the merger agreement requires the affirmative vote of a majority of all outstanding shares of Superior Bancorp common stock entitled to vote thereon; as a result, failures to vote, broker non-votes and abstentions will be the equivalents of votes against the merger agreement. Accordingly, approval of the merger agreement and the merger at Superior Bancorp special meeting will require the affirmative vote of the holders of at least           shares of Superior Bancorp common stock.

As of Superior Bancorp record date, directors and executive officers of Superior Bancorp beneficially owned an aggregate of           shares, or approximately  % of Superior Bancorp common stock, outstanding on such date. Superior Bancorp board of directors has unanimously approved the merger agreement, and all directors and executive officers are expected to vote in favor of the merger agreement. See “The Merger — The Merger Agreement — Conditions to the Completion of the Merger” beginning on page   .

Voting and Revocation of Proxies.  Shares of Superior Bancorp common stock represented by a proxy properly signed and received at or prior to Superior Bancorp special meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. The proposal to adopt the merger agreement is a non-discretionary item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client if the client has not furnished voting instructions. Because the merger must be approved by the holders of a majority of the outstanding shares of the common stock of both Superior Bancorp and Kensington Bankshares, abstentions and broker non-votes will have the same effect as a vote against the merger. You are urged to complete, sign and date the accompanying proxy and return it promptly in the enclosed postage-prepaid envelope.

If a proxy is properly executed and returned without indicating any voting instructions, shares of Superior Bancorp common stock represented by the proxy will be voted “FOR” approval and adoption of the merger agreement and the merger.

Any proxy given pursuant to the solicitation may be revoked by the person giving the proxy at any time before the proxy is voted by filing an instrument revoking it or by delivering a duly executed proxy bearing a later date to Superior Bancorp before or at the special meeting, or by voting in person at the special meeting. Attendance at the special meeting will not in and of itself constitute a revocation of a proxy. Only votes cast “FOR” approval and adoption of the merger agreement and the merger or other matters constitute affirmative votes. Abstentions, broker non-votes and votes that are withheld will, therefore, have the same effect as votes against approval of the merger agreement and the merger, so it is important that you return your proxy properly executed.

Solicitation of Proxies.  In addition to solicitation by mail, directors, officers and employees of Superior Bancorp, who will not be specifically compensated for such services, may solicit proxies from the stockholders of Superior Bancorp personally or by telephone or other forms of communication. Superior Bancorp has also engaged Georgeson Shareholder Communications, Inc. to aid in the solicitation of proxies, for which Superior Bancorp will pay a fee that will not exceed $           plus reimbursement of expenses. Superior Bancorp expects to reimburse brokers, banks, custodians and other nominees for their reasonable expenses in handling proxy materials for beneficial owners. Except as otherwise provided in the merger agreement, Superior Bancorp will bear its own expenses in connection with the solicitation of proxies for Superior Bancorp special meeting. See “The Merger — The Merger Agreement — Expenses and Fees”, on page   .

Recommendation of Superior Bancorp Board of Directors.  Superior Bancorp board of directors has unanimously adopted the merger agreement and believes that the proposed transaction is fair and in the best interests of Superior Bancorp and its stockholders. Superior Bancorp board of directors recommends that its stockholders vote “FOR” approval and adoption of the merger agreement and the merger.

THE KENSINGTON BANKSHARES SPECIAL MEETING

This joint proxy statement/prospectus is being furnished to Kensington Bankshares stockholders in connection with the solicitation of proxies by the Kensington Bankshares board of directors for use at the Kensington Bankshares special meeting to consider and vote upon the approval of the merger agreement and the merger. Each copy of this joint proxy statement/prospectus mailed or delivered to Kensington Bankshares stockholders is accompanied by a proxy card for use at the special meeting.

This joint proxy statement/prospectus is also furnished to Kensington Bankshares stockholders as a prospectus in connection with the issuance of shares of Superior Bancorp common stock upon consummation of the merger.

Date, Place and Time.  The Kensington Bankshares special meeting is to be held at the principal executive offices of Kensington Bankshares located at          , Tampa, Florida,     , on          , 2006, at   a.m.

Record Date, Quorum and Voting.  The board of directors of Kensington Bankshares has fixed the close of business on          , 2006, as the record date for the determination of the Kensington Bankshares stockholders entitled to receive notice of and to vote at the Kensington Bankshares special meeting. The presence, in person or by proxy, of the holders of a majority of the shares of Kensington Bankshares common stock entitled to vote at the Kensington Bankshares special meeting will constitute a quorum. Each stockholder of record as of the record date is entitled to one vote for each share then held.

Vote Required.  As of          , the Kensington Bankshares record date, there were 3,710,500 shares of Kensington Bankshares common stock outstanding. Approval and adoption of the merger agreement requires the affirmative vote of a majority of all outstanding shares of Kensington Bankshares common stock entitled to vote thereon; as a result, failures to vote, broker non-votes and abstentions will be the equivalents of votes against the merger agreement and the merger. Accordingly, approval of the merger agreement at the Kensington Bankshares special meeting will require the affirmative vote of the holders of at least 1,855,251 shares of Kensington Bankshares common stock.

As of the Kensington Bankshares record date, directors and executive officers of Kensington Bankshares beneficially owned an aggregate of           shares, or approximately  % of the Kensington Bankshares common stock, outstanding on such date. The directors and officers of Kensington Bankshares have agreed to vote the shares of Kensington Bankshares common stock beneficially owned by them in favor of the merger agreement and the merger. See “The Merger — The Merger Agreement — Lock-Up and Non-Competition Agreements”, beginning on page   .

Voting and Revocation of Proxies.  Shares of Kensington Bankshares common stock represented by a proxy properly signed and received at or prior to the Kensington Bankshares special meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. The proposal to adopt the merger agreement is a non-discretionary item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client if the client has not furnished voting instructions. Because the merger must be approved by the holders of a majority of the outstanding shares of the common stock of both Superior Bancorp and Kensington Bankshares, abstentions and broker non-votes will have the same effect as a vote against the merger. You are urged to complete, sign and date the accompanying proxy and return it promptly in the enclosed postage-prepaid envelope.

If a proxy is properly executed and returned without indicating any voting instructions, shares of Kensington Bankshares common stock represented by the proxy will be voted “FOR” approval and adoption of the merger agreement and the merger.

Any proxy given pursuant to the solicitation may be revoked by the person giving the proxy at any time before the proxy is voted by filing an instrument revoking it or by delivering a duly executed proxy bearing a later date to Kensington Bankshares before or at the special meeting, or by voting in person at the special meeting. Attendance at the Kensington Bankshares special meeting will not in and of itself constitute a revocation of a proxy. Only votes cast “FOR” approval and adoption of the merger agreement and the merger or other matters constitute affirmative votes.

Solicitation of Proxies.  In addition to solicitation by mail, directors, officers and employees of Kensington Bankshares, who will not be specifically compensated for such services, may solicit proxies from the stockholders of Kensington Bankshares personally or by telephone or other forms of communication. Except as otherwise provided in the Plan of Merger, Kensington Bankshares will bear its own expenses in connection with the solicitation of proxies for the Kensington Bankshares special meeting. See “The Merger — Expenses and Fees”, on page   .

Recommendation of Kensington Bankshares’ Board of Directors.  Kensington Bankshares’ board of directors has unanimously adopted the merger agreement and believes that the proposed transaction is fair and in the best interests of Kensington Bankshares and its stockholders. Kensington Bankshares’ board of directors recommends that its stockholders vote “FOR” approval and adoption of the merger agreement and the merger.

Kensington Bankshares stockholders should not send stock certificates with their proxy cards. The procedure for the exchange of shares after the merger is consummated is described at pages    in this joint proxy statement/prospectus. See “The Merger — Exchange of Certificates”, beginning on page   .

THE MERGER

We describe and summarize below the principal provisions of the proposed merger between Superior Bancorp and Kensington Bankshares, Inc. This description is not complete and is subject to, and qualified in its entirety by reference to, the Agreement and Plan of Merger, the full text of which is attached to this joint proxy statement prospectus as Annex A. We urge you to read the Agreement and Plan of Merger carefully and in its entirety.

Background of the Merger

From November 2002 until April 2003, Kensington Bankshares explored different strategic alternatives including engaging an investment banker to determine if a sale of the company was viable. No negotiations were ever commenced with any prospective acquiror.

In March 2005, Kensington Bankshares engaged in preliminary negotiations with another financial institution for the sale of company. However, no agreement was reached.

In early January 2006, the management of Kensington Bankshares was contacted by representatives of the investment banking firm of Alex Sheshunoff & Co. Investment Banking, LP (“Sheshunoff”) with regard to exploring the possibility of a sale of the company to Superior Bancorp.

On January 13, 2006, a representative of Sheshunoff met with officers of Superior Bancorp, including C. Stanley Bailey, Chief Executive Officer, Marvin C. Scott, President, and Rick D. Gardner, Chief Operating Officer, to introduce Kensington Bankshares as a potential acquisition partner.

On January 24, 2006, Messrs. Bailey and Scott met with Gerald K. Archibald, Chairman and Chief Executive Officer, William R. Bender, Jr., Chief Financial Officer, and Ronald S. Hockman, a director, of Kensington Bankshares to discuss the history, current performance and future potential of both companies. At the conclusion of such discussions, Kensington Bankshares engaged Sheshunoff to serve as its financial advisor and issue a fairness opinion from a financial point of view to the stockholders of Kensington Bankshares with respect to a potential merger with Superior Bancorp.

On January 31, 2006, Superior Bancorp engaged Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) to analyze and issue a fairness opinion with respect to a merger between Superior Bancorp and Kensington Bankshares.

On February 1, 2006, Superior Bancorp sent a letter of intent to Kensington Bankshares containing a preliminary proposal to merge the two companies. The letter of intent contained a provision by which Kensington Bankshares would agree not to engage in sale negotiations with other parties for one month from the date of the letter.

On February 3, 2006, Messrs. Bailey and Scott met with the board of directors of Kensington Bankshares to discuss a merger of the two companies. On that same day, the board of directors of Kensington Bankshares approved the letter of intent and the commencement of due diligence by both companies. Thereafter, Kensington Bankshares began to gather and forward requested due diligence materials to Superior Bancorp for review.

Between February 3 and March 6, 2006, the date on which the merger agreement between the companies was executed, each of the four members of the board of directors of Kensington Bankshares was kept informed by Mr. Archibald regarding the ongoing merger negotiations with Superior Bancorp.

On February 6, 2006, Superior Bancorp engaged the law firm of Balch & Bingham LLP, as acquisition legal counsel for this transaction and the law firm of Haskell Slaughter Young & Rediker, LLC, as corporate and securities counsel for this transaction. Thereafter, the parties and their counsel began due diligence reviews.

On February 9, 2006, Kensington Bankshares engaged the law firm of Coleman, Talley, Newbern, Kurrie, Preston & Holland LLP as special counsel for this transaction.

On February 14, 2006, Messrs. Bailey, Scott and Gardner met with officials of the Office of Thrift Supervision, the primary regulator for Superior Bancorp, to discuss certain matters, including the proposed merger with Kensington Bankshares.

On February 16, 2006, the board of directors of Superior Bancorp conducted a teleconference meeting to review the status of the discussions with Kensington Bankshares, including the results to date of due diligence and Sandler O’Neill’s preliminary fairness opinion and to approve certain terms of the transaction subject to further due diligence. The meeting was adjourned pending completion of due diligence and the negotiation of final terms and conditions with Kensington Bankshares.

From February 17 through February 19, 2006, representatives of Superior Bancorp conducted on-site due diligence of Kensington Bankshares in Tampa, Florida.

On February 19, 2006, Messrs. Bailey and Scott met with Messrs. Archibald and Hockman to discuss the final terms and conditions of the merger agreement, subject to approval by their respective boards of directors, and to provide their respective legal counsel with certain information with respect to the merger agreement.

On February 21, 2006, the board of directors of Superior Bancorp reconvened its teleconference meeting of February 16 to further review the due diligence results and receive Sandler O’Neill’s reconfirmation of its fairness opinion. After full discussion of these matters, the board of directors approved in substance the terms and conditions of the merger agreement and the merger, subject to final documentation.

Between February 21, 2006 and March 6, 2006, Mr. Bailey and Mr. Archibald discussed by telephone the progress of negotiations and the merger agreement.

On February 24, 2006, certain representatives of Kensington Bankshares conducted on-site due diligence of Superior Bancorp in Birmingham, Alabama.

On February 28, 2006, the board of directors of Kensington Bankshares met to receive a preliminary fairness opinion and a presentation from representatives of Sheshunoff on the fairness of the transaction from a financial point of view to the stockholders of Kensington Bankshares.

On March 6, 2006, the board of directors of Kensington Bankshares met to review and consider the transaction and the merger agreement and to receive and review the final fairness opinion of Sheshunoff. On the same day, after due deliberation on the entire transaction and its proposed effect on the stockholders of Kensington Bankshares, the board of directors approved the transaction and authorized the execution of the merger agreement. Finally, after the close of the market on that day, Superior Bancorp and Kensington Bankshares executed the merger agreement and the companies issued a joint press release announcing the merger.

Superior Bancorp’s Reasons for the Merger

On February 21, 2006, the board of directors of Superior Bancorp unanimously approved and adopted the merger agreement. The board of directors of Superior Bancorp believes that the merger and the terms and provisions of the merger agreement are in the best interests of Superior Bancorp’s stockholders.

In approving the merger, the board of directors of Superior Bancorp considered a number of factors as generally supporting its decision to enter into the merger agreement. The following factors considered by the board of directors of Superior Bancorp in evaluating the merger agreement are not intended to be exhaustive, but include the material factors considered by the board. Without assigning any relative or specific weights to the factors, the board of directors of Superior Bancorp considered the following material factors:

•	the high growth market available in central Florida;

•	the growth potential in Florida for a billion-dollar financial institution;

•	the numerous customer relationships in the Tampa market;

•	the expected impact on future earnings of the combined companies;

•	the expected impact on stockholder value of the combined companies;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with Kensington Bankshares; and

•	the opinion of Sandler O’Neill that the consideration to be received by Kensington Bankshares’ stockholders pursuant to the merger agreement is fair from a financial point of view to the stockholders of Superior Bancorp.

The foregoing discussion of the information and factors considered by the Superior Bancorp board of directors is not intended to be exhaustive, but includes the material factors considered. In view of the variety of factors considered in connection with its evaluation of the merger and the offer price, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations, and individual directors may have given differing weights to different factors.

The terms of the merger were the result of arm’s-length negotiations between representatives of Superior Bancorp and representatives of Kensington Bankshares. Based upon the consideration of the foregoing factors, the board of directors of Superior Bancorp unanimously approved the merger as being in the best interest of Superior Bancorp, its stockholders and its other constituencies.

Kensington Bankshares’ Reasons for the Merger

On March 6, 2006, the board of directors of Kensington Bankshares unanimously approved and adopted the merger agreement. The board of directors of Kensington Bankshares believes that the merger and the terms and provisions of the merger agreement are in the best interests of Kensington Bankshares’ stockholders.

In reaching its decision to approve and adopt the merger agreement, the board of directors of Kensington Bankshares considered a number of factors as generally supporting its decision including the following:

•	the value of the consideration to be received by Kensington Bankshares stockholders relative to the value of its common stock;

•	certain information concerning the financial condition, results of operations and business prospects of Superior Bancorp;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with Superior Bancorp;

•	the alternatives to the merger, including remaining an independent institution;

•	the competitive and regulatory environment for financial institutions generally;

•	the fact that the merger will enable Kensington Bankshares stockholders to exchange their shares of common stock for shares of common stock of a financial institution, the stock of which is widely held and publicly traded, and that the consideration will be received tax-free; and

•	the opinion of Sheshunoff that the consideration to be received by Kensington Bankshares’ stockholders pursuant to the merger agreement is fair from a financial point of view to the stockholders of Kensington Bankshares.

The foregoing discussion of the information and factors considered by the Kensington Bankshares board of directors is not intended to be exhaustive, but includes the material factors considered. In view of the variety of factors considered in connection with its evaluation of the merger and the offer price, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations, and individual directors may have given differing weights to different factors.

Each member of the Kensington Bankshares board of directors has indicated that he intends to vote his shares of common stock in favor of the merger.

The terms of the merger were the result of arm’s-length negotiations between representatives of Kensington Bankshares and representatives of Superior Bancorp. Based upon the consideration of the foregoing factors, the board of directors of Kensington Bankshares unanimously approved the merger as being in the best interest of Kensington Bankshares, its stockholders and its other constituencies.

Recommendation of Superior Bancorp’s Board of Directors

Superior Bancorp’s board of directors has unanimously approved the merger agreement and the merger and believes that the proposed merger is in the best interest of Superior Bancorp and its stockholders. Accordingly, Superior Bancorp’s board of directors unanimously recommends that its stockholders vote “FOR” approval of the merger agreement and the merger.

Recommendation of Kensington Bankshares’ Board of Directors

Kensington Bankshares’ board of directors has unanimously approved the merger agreement and the merger and believes that the proposed merger is in the best interest of Kensington Bankshares and its stockholders. Accordingly, Kensington Bankshares’ board of directors unanimously recommends that its stockholders vote “FOR” approval of the merger agreement and the merger.

Opinion of Superior Bancorp’s Financial Advisor

By letter dated January 31, 2006, Superior Bancorp retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with Kensington Bankshares. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Superior Bancorp in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of a definitive merger agreement on March 6, 2006. At the February 16, 2006 meeting at which Superior Bancorp’s board considered and subject to satisfactory resolution of certain outstanding issues, approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, that, as of such date, the merger consideration was fair to Superior Bancorp from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Sandler O’Neill urges Superior Bancorp’s stockholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Superior Bancorp board and is directed only to the fairness of the merger consideration to Superior Bancorp from a financial point of view. It does not address the underlying business decision of Superior Bancorp to engage in the merger or any other aspect of the merger and is not a recommendation to any Superior Bancorp stockholder as to how such stockholder should vote at the special meeting with respect to the merge or any other matter.

In connection with rendering its March 6, 2006 opinion, Sandler O’Neill reviewed and considered, among other things:

(1) the merger agreement;

(2) certain publicly available financial statements and other historical financial information of Superior Bancorp that Sandler O’Neill deemed relevant;

(3) certain audited financial statements and other historical financial information of Kensington Bankshares that Sandler O’Neill deemed relevant;

(4) earnings per share estimates for Superior Bancorp for the years ending December 31, 2006 and 2007 as provided by, and reviewed with, senior management of Superior Bancorp;

(5) internal financial projections for Kensington Bankshares for the years ending December 31, 2006 and 2007 as provided by and reviewed with senior management of Kensington Bankshares;

(6) the pro forma financial impact of the merger on Superior Bancorp, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of Superior Bancorp;

(7) the publicly reported historical price and trading activity for Superior Bancorp’s common stock, including a comparison of certain financial and stock market information for Superior Bancorp and Kensington Bankshares and similar publicly available information for certain other companies the securities of which are publicly traded;

(8) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(9) the current market environment generally and the banking environment in particular; and

(10) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Superior Bancorp the business, financial condition, results of operations and prospects of Superior Bancorp and held similar discussions with the financial advisor of Kensington Bankshares regarding the business, financial condition, results of operations and prospects of Kensington Bankshares.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all the financial and other information that was available to them from public sources, that was provided to Sandler O’Neill by Superior Bancorp or Kensington Bankshares or their respective representatives or that was otherwise reviewed by Sandler O’Neill and have assumed such accuracy and completeness for purposes of rendering this opinion. Sandler O’Neill further relied on the assurances of the management of each Superior Bancorp and Kensington Bankshares that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to undertake, and has not undertaken, an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing the assets or the liabilities (contingent or otherwise) of Superior Bancorp or Kensington Bankshares or any of their subsidiaries, or the collectibility of any such assets, nor has Sandler O’Neill been furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Superior Bancorp or Kensington Bankshares nor has Sandler O’Neill reviewed any individual credit files relating to Superior Bancorp or Kensington Bankshares. Sandler O’Neill assumed, with Superior Bancorp’s consent, that the respective allowances for loan losses for both Superior Bancorp and Kensington Bankshares were adequate to cover such losses.

The internal budgets and estimates for growth used and relied upon by Sandler O’Neill in its analyses for Superior Bancorp were provided by Superior Bancorp senior management who confirmed to Sandler O’Neill that that those budgets and estimates reflected the best currently available estimates and judgments of the future financial performance of Superior Bancorp. With respect to the internal budgets and growth estimates for Kensington Bankshares, with Superior Bancorp’s consent, Sandler O’Neill used and relied on the budgets provided by the senior management of Kensington Bankshares as adjusted by and discussed with Superior Bancorp’s senior management and those budgets and estimates reflected best currently available estimates and judgments of the future financial performance of Kensington Bankshares by Superior Bancorp’s senior management. All projections of transaction costs, purchase accounting adjustments and expected cost savings related to the merger were provided by or reviewed with senior managements of Superior Bancorp and Kensington Bankshares and those managements confirmed to Sandler O’Neill that those projections reflected to best currently available estimates and judgments of those managements. Sandler O’Neill assumed that the financial performances reflected in all budgets, estimates and projections used by us in our analyses would be achieved. Sandler O’Neill expressed no opinion as to such budgets, estimates or projections or the assumptions on which they were based. Sandler O’Neill also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of Superior Bancorp or Kensington Bankshares since the date of the last financial statements made available to them and that Superior Bancorp and Kensington Bankshares will remain as going concerns for all periods relevant to the analyses.

With respect to the merger agreement, Sandler O’Neill assumed that all of the representations and warranties contained in the merger agreement and all related agreements were true and correct, that each party to such merger agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the merger agreement are not waived and that the merger will be a tax-free reorganization for federal income tax purposes. Finally, with Superior Bancorp’s consent, Sandler O’Neill relied upon the advice received from Superior Bancorp’s legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger agreement and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Events occurring after the date hereof could materially affect this opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of this joint proxy statement/prospectus. Sandler O’Neill expressed no opinion as to what the value of Superior Bancorp’s common stock will be when issued to Kensington Bankshares’ stockholders pursuant to the merger agreement or the prices at which the common stock of Superior Bancorp may trade at any time.

In rendering its March 6, 2006 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Superior Bancorp or Kensington Bankshares and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Superior Bancorp and Kensington Bankshares and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Superior Bancorp, Kensington Bankshares and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Superior Bancorp board at the board’s February 16, 2006 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Superior Bancorp’s common stock or the prices at which Superior Bancorp’s common stock may be sold at any time.

Summary of Proposal.  Sandler O’Neill reviewed the financial terms of the proposed transaction. Using the fixed exchange ratio of 1.60 shares of Superior Bancorp common stock for each share of Kensington Bankshares common stock, and the closing price of Superior Bancorp common stock of $11.43(1) for calculating the consideration, Sandler O’Neill calculated a transaction value of $18.29 per share. Based upon financial information for Kensington Bankshares as or for the twelve month period ended December 31, 2005, Sandler O’Neill calculated the following transaction ratios:

TRANSACTION MULTIPLES

Transaction Value / Last Twelve Months’ Net Income	24.7	x
Transaction Value / book value	252.7%
Transaction Value / tangible book value	252.7%
Tangible book premium / core deposits(2)	20.9%

(1)	$11.43 represents Superior Bancorp’s stock price utilized to establish the exchange ratio.

(2)	Core deposits exclude time deposits with a balance over $100,000.

The aggregate transaction value was approximately $71.2 million, based upon the offer price per share of $18.29, 3,710,500 Kensington Bankshares common shares outstanding and the intrinsic value of options to acquire 182,355 shares of Kensington Bankshares common stock at a weighted-average exercise price of $8.14.

Comparable Company Analysis.  Sandler O’Neill also used publicly available information to perform a comparison of selected financial and market trading information for Superior Bancorp and Kensington Bankshares.

Sandler O’Neill used publicly available information to compare selected financial and market trading information for Kensington Bankshares and a group of financial institutions selected by Sandler O’Neill. The Kensington Bankshares peer group consisted of the following publicly traded commercial banks headquartered in Florida with total assets between $115 million and $900 million:

Florida Community Banks Inc.(1)	Old Florida Bankshares Inc.(1)	Pilot Bancshares Inc.(1)
Vision Bancshares Inc.(1)	Jacksonville Bancorp Inc.(1)	Marco Community Bancorp Inc.(1)
Bancshares of Florida Inc.	Sun American Bancorp(1)	Horizon Bancorp Inc.
Coast Financial Holdings Inc.	Regent Bancorp Inc.(1)	FPB Bancorp Inc.(1)
Community Bank of South FL Inc.(1)	Atlantic BancGroup Inc.(1)	Suncoast Bancorp Inc.(1)
First State Financial Corp.	OptimumBank Holdings Inc.(1)	Old Harbor Bank

(1)	As of or for the twelve months ended September 30, 2005

The analysis compared publicly available financial information for Kensington Bankshares and the high, low, mean, and median financial and market trading data for the Kensington Bankshares peer group as of and for the twelve months ended December 31, 2005 (or in cases where December data was not available, as of or for the twelve months ended September 30, 2005). The table below sets forth the data for Kensington Bankshares and the median data for the Kensington Bankshares peer group as of and for the twelve months ended December 31, 2005 (or in cases where December data was not available, as of or for the twelve months ended September 30, 2005), with pricing data as of February 10, 2006.

Comparable Group Analysis

Comparable Group
Kensington Bankshares	Median Result

Total Assets (in millions)	$324.7	$239.5
Tangible Equity / Tangible Assets	8.68%	9.56%
Intangible Assets / Total Equity	0.00%	0.00%
Net Loans / Total Assets	38.35%	78.82%
Gross Loans / Total Deposits	45.04%	93.42%
Total Borrowings / Total Assets	1.60%	3.02%
Non-performing Assets / Assets	0.00%	0.11%
Loan Loss Reserve / Gross Loans	0.81%	1.01%
Net Interest Margin	3.48%	4.26%
Non-interest Income / Average Assets	0.09%	0.53%
Fees / Revenues	2.55%	13.21%
Non-interest Expense / Average Assets	1.91%	2.93%
Efficiency Ratio	53.95%	67.34%
Return on Average Assets	0.99%	0.88%
Return on Average Equity	10.35%	9.03%
Price / Book Value	NA	196.49%
Price / Tangible Book Value	NA	199.03%
Price / Last Twelve Months’ Earnings per Share	NA	26.18	x
Price / 2006 Estimated Earnings per Share(1)	NA	17.95	x
Dividend Payout Ratio	NA	0.00%
Dividend Yield	NA	0.00%
Market Capitalization (in thousands)	NA	$51,375

(1)	Based on IBES estimates.

The Superior Bancorp peer group consisted of the following publicly traded commercial banks headquartered in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia or West Virginia with total assets between $1 billion and $1.7 billion:

Security Bank Corp.	Cardinal Financial Corp.	Colony Bankcorp Inc.
Greene County Bancshares Inc.	NBC Capital Corp.	Bank of Granite Corp.
GB&T Bancshares Inc.	Fidelity Southern Corp.	FNB Corp.
Coastal Financial Corp.	BancTrust Financial Group Inc.	TIB Financial Corp.
Virginia Commerce Bancorp Inc.	Southern Community Financial	First Security Group Inc.
Virginia Financial Group	First M & F Corp.	Commercial Bankshares Inc.
FNB Corp.	Summit Financial Group Inc.

The analysis compared publicly available financial and market trading information for Superior Bancorp and the high, low, mean, and median data for Superior Bancorp peer group as of and for the twelve months ended December 31, 2005. The table below sets forth the data for Superior Bancorp and the median data for the Superior Bancorp peer group as of and for the twelve months ended December 31, 2005, with pricing data as of February 10, 2006.

Comparable Group Analysis

Comparable Group
Superior Bancorp	Median Result

Total Assets (in millions)	$1,415.8	$1,355.6
Tangible Equity / Tangible Assets	6.61%	7.23%
Intangible Assets / Total Equity	11.34%	14.05%
Net Loans / Total Assets	68.70%	75.03%
Gross Loans / Total Deposits	94.28%	96.29%
Total Borrowings / Total Assets	15.42%	9.05%
Non-performing Assets / Assets	0.56%	0.31%
Loan Loss Reserve / Gross Loans	1.22%	1.22%
Net Interest Margin	3.13%	4.10%
Non-interest Income / Average Assets	0.70%	1.05%
Fees / Revenues	20.18%	20.29%
Non-interest Expense / Average Assets	3.19%	2.96%
Efficiency Ratio	91.63%	64.20%
Return on Average Assets	(0.44)%	1.12%
Return on Average Equity	(6.01)%	11.83%
Price / Book Value	212.52%	182.35%
Price / Tangible Book Value	239.69%	227.63%
Price / Last Twelve Months Earnings per Share	NM	15.93	x
Price / 2006 Estimated Earnings per Share(1)	35.94	x	15.20	x
Dividend Payout Ratio	0.00%	32.98%
Dividend Yield	0.00%	1.79%
Market Capitalization (in thousands)	$222,580	$229,048

(1)	Based on IBES estimates.

Discounted Dividend Stream and Terminal Value Analysis.  Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Kensington Bankshares through December 31, 2010 under various circumstances. The analysis assumed Kensington Bankshares’ projected dividend stream and that Kensington Bankshares performed in accordance with the 2006 net income projection and earnings per share growth rate projections for 2006 through 2010 provided by management of Kensington Bankshares and discussed with Superior Bancorp’s management. To approximate the terminal value of Kensington Bankshares’ common stock at December 31, 2010, Sandler O’Neill applied price to Last Twelve Months (LTM) earnings multiples of 16.0x to 26.0x and multiples of tangible book value ranging from 150% to 275%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 10.6% to 16.6% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Kensington Bankshares common stock. In addition, the terminal value of Kensington Bankshares’ common stock at December 31, 2005 was calculated using the same range of price to LTM earnings multiples (16.0x — 26.0x) applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 10.6% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for Kensington Bankshares’ common stock of $12.38 to $26.21 when applying the price/earnings multiples to the matched budget, $9.72 to $23.21 when applying multiples of tangible book value to the matched budget, and $12.09 to $32.76 when applying the price/earnings multiples to the -25% / +25% budget range.

Earnings Per Share Multiples

Discount Rate	16.0x	18.0x	20.0x	22.0x	24.0x	26.0x

10.60%	$16.13	$18.14	$20.16	$22.17	$24.19	$26.21
11.60%	15.42	17.34	19.27	21.20	23.13	25.05
12.60%	14.74	16.59	18.43	20.27	22.12	23.96
13.60%	14.11	15.87	17.63	19.40	21.16	22.92
14.60%	13.50	15.19	16.88	18.56	20.25	21.94
15.60%	12.93	14.54	16.16	17.78	19.39	21.01
16.60%	12.38	13.93	15.48	17.03	18.57	20.12

Earnings Per Share Multiples

Budget Variance	16.0x	18.0x	20.0x	22.0x	24.0x	26.0x

(25.0)%	$12.09	$13.61	$15.12	$16.63	$18.14	$19.65
(20.0)%	12.90	14.51	16.13	17.74	19.35	20.96
(15.0)%	13.71	15.42	17.13	18.85	20.56	22.27
(10.0)%	14.51	16.33	18.14	19.96	21.77	23.58
(5.0)%	15.32	17.24	19.15	21.07	22.98	24.90
0.0%	16.13	18.14	20.16	22.17	24.19	26.21
5.0%	16.93	19.05	21.17	23.28	25.40	27.52
10.0%	17.74	19.96	22.17	24.39	26.61	28.83
15.0%	18.55	20.86	23.18	25.50	27.82	30.14
20.0%	19.35	21.77	24.19	26.61	29.03	31.45
25.0%	20.16	22.68	25.20	27.72	30.24	32.76

Tangible Book Value Per Share Multiples

Discount Rate	150%	175%	200%	225%	250%	275%

10.60%	$12.66	$14.77	$16.88	$18.99	$21.10	$23.21
11.60%	12.11	14.12	16.14	18.16	20.18	22.19
12.60%	11.58	13.51	15.44	17.37	19.30	21.22
13.60%	11.08	12.92	14.77	16.61	18.46	20.31
14.60%	10.60	12.37	14.14	15.90	17.67	19.44
15.60%	10.15	11.84	13.53	15.23	16.92	18.61
16.60%	9.72	11.34	12.96	14.58	16.20	17.83

Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Superior Bancorp through December 31, 2010 under various circumstances, assuming Superior Bancorp’s projected dividend stream and that Superior Bancorp performed in accordance with the 2006 net income projection and earnings per share growth rate projections for 2006 through 2010 provided by management. To approximate the terminal value of Superior Bancorp’s common stock at December 31, 2010, Sandler O’Neill applied price to LTM earnings multiples of 14.0x to 24.0x and multiples of tangible book value ranging from 150% to 275%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 10.6% to 14.6% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Superior Bancorp common stock. In addition, the terminal value of Superior Bancorp’s common stock at December 31, 2005 was calculated using the same range of price to LTM earnings multiples (14.0x — 24.0x) applied to a range of discounts and premiums to management’s budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 10.6% for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for Superior Bancorp’s common stock of $6.78 to $13.88 when applying the price/earnings multiples to the matched budget, $6.36 to $12.52 when applying multiples of tangible book value to the matched budget, and $6.07 to $17.35 when applying the price/earnings multiples to the -25% / +25% budget range.

Earnings Per Share Multiples

Discount Rate	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x

10.60%	$8.09	$9.25	$10.41	$11.56	$12.72	$13.88
11.60%	7.74	8.84	9.95	11.06	12.16	13.27
12.60%	7.40	8.46	9.52	10.57	11.63	12.69
13.60%	7.08	8.09	9.10	10.12	11.13	12.14
14.60%	6.78	7.75	8.71	9.68	10.65	11.62

Earnings Per Share Multiples

Budget Variance	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x

(25.0)%	$6.07	$6.94	$7.81	$8.67	$9.54	$10.41
(20.0)%	6.48	7.40	8.33	9.25	10.18	11.10
(15.0)%	6.88	7.86	8.85	9.83	10.81	11.80
(10.0)%	7.29	8.33	9.37	10.41	11.45	12.49
(5.0)%	7.69	8.79	9.89	10.99	12.08	13.18
0.0%	8.09	9.25	10.41	11.56	12.72	13.88
5.0%	8.50	9.71	10.93	12.14	13.36	14.57
10.0%	8.90	10.18	11.45	12.72	13.99	15.26
15.0%	9.31	10.64	11.97	13.30	14.63	15.96
20.0%	9.71	11.10	12.49	13.88	15.26	16.65
25.0%	10.12	11.56	13.01	14.46	15.90	17.35

Tangible Book Value Per Share Multiples

Discount
Rate	150%	175%	200%	225%	250%	275%

10.60%	$6.83	$7.97	$9.10	$10.24	$11.38	$12.52
11.60%	6.71	7.82	8.94	10.06	11.18	12.29
12.60%	6.59	7.69	8.78	9.88	10.98	12.08
13.60%	6.47	7.55	8.63	9.71	10.79	11.86
14.60%	6.36	7.42	8.48	9.54	10.60	11.66

In connection with its analyses, Sandler O’Neill considered and discussed with the Superior Bancorp board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions.  Sandler O’Neill reviewed 33 merger transactions announced from January 1, 2003 through February 10, 2006 involving Florida-based commercial banks as the acquired institution with a transaction value greater than $15 million. Sandler O’Neill reviewed the following multiples: transaction price at announcement to last twelve months’ net income, transaction value to book value, transaction value to tangible book value, and tangible book premium to core deposits and then computed high, low, mean, median multiples and premiums for the transactions. The median multiples were applied to Kensington Bankshares’ financial information as of and for the twelve months ended December 31, 2005. As illustrated in the following tables, Sandler O’Neill derived an imputed range of aggregate values for Kensington Bankshares of $78.9 million to $86.0 million based upon the median multiples for the Florida transactions. The implied transaction value of the merger as calculated by Sandler O’Neill was $71.2 million.

  Transaction Multiples

	Florida Transactions
	Median		Implied
	Multiple		Value
	(Dollar values in million)

Transaction value/LTM Net Income	28.61	x	$82.4
Transaction value/book value	297.77%		$83.9
Transaction value/tangible book value	305.21%		$86.0
Tangible book premium/core deposits(1)	24.61%		$78.9

(1)	Core deposits are defined as total deposits less time deposits over $100,000. The core deposit premium is calculated by taking transaction value, less tangible book value, divided by core deposits.

Stock Trading History.  Sandler O’Neill reviewed the history of the reported trading prices and volume of Superior Bancorp’s common stock and the relationship between the movements in the price of Superior Bancorp’s common stock and the movements in the prices of the Standard & Poor’s 500 Index, the Nasdaq Bank Index, the Standard & Poor’s Bank Index and the median performance of a composite peer group of publicly traded commercial banks selected by Sandler O’Neill for Superior Bancorp. The composition of the respective peer groups for Superior Bancorp is discussed under the relevant section under “Comparable Company Analysis” above.

Sandler O’Neill analyzed Superior Bancorp’s common stock for the one year period ended February 10, 2006. During this period, Superior Bancorp’s common stock generally outperformed each of the indices and the peer group to which it was compared.

  Superior Bancorp’s One Year Stock Performance

	Beginning Index Value	Ending Index Value
	February 10, 2005	February 10, 2006

Superior Bancorp	100.00%	114.33%
Superior Bancorp Peer Group	100.00	106.27
S&P Index	100.00	105.85
NASDAQ Bank Index	100.00	100.96
S&P Bank Index	100.00	97.73

Sandler O’Neill also analyzed Superior Bancorp’s common stock for the three year period ended February 10, 2006. During this period, Superior Bancorp’s common stock generally outperformed each of the indices and the peer group to which it was compared.

  Superior Bancorp’s Three Year Stock Performance

	Beginning Index Value	Ending Index Value
	February 10, 2003	February 10, 2006

Superior Bancorp	100.00%	185.86%
Superior Bancorp Peer Group	100.00	160.50
S&P Index	100.00	151.56
NASDAQ Bank Index	100.00	142.34
S&P Bank Index	100.00	139.06

Pro Forma Merger Analysis.  Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes on September 30, 2006; (2) 100.0% of Kensington Bankshares shares are exchanged for Superior Bancorp common stock at a fixed exchange ratio of 1.60x; (3) the gain on Kensington Bankshares stock options are converted into Superior Bancorp common stock at a fixed exchange ratio of 1.6000x; (4) Kensington Bankshares’ 2006 and 2006 net income projections and earnings per share growth rates for 2007 provided by and reviewed with Superior Bancorp’s management; (5) The Banc’s 2006 budgeted net income and earnings per share growth rate projections for 2007 provided by and review with Superior Bancorp’s management; (6) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior managements of Superior Bancorp and Kensington Bankshares. The analyses indicated that for the year ending December 31, 2007 (the first full year of combined operations), the merger would be accretive to Superior Bancorp’s projected earnings per share and, at September 30, 2006 (the assumed closing date of the merger) the merger would be dilutive to Superior Bancorp’s tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Superior Bancorp has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $263,412 (based upon the aggregate transaction value of $71.2 million), of which $50,000 has been paid and the balance of which is contingent, and payable, upon closing of the merger. Superior Bancorp has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill may provide investment banking services to Superior Bancorp in the future and may receive compensation for such services. The services may include raising capital in connection with the merger and/or other services to be performed during the period prior to the closing of the merger.

In the ordinary course of our business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Superior Bancorp and Kensington Bankshares and their respective affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Superior Bancorp or Kensington Bankshares or respective their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Kensington Bankshares’ Financial Advisor

Kensington Bankshares retained Sheshunoff to provide its opinion as to the fairness from a financial viewpoint of the merger consideration to the stockholders of Kensington Bankshares. As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. The Kensington Bankshares board of directors retained Sheshunoff based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions.

On February 28, 2006, Sheshunoff rendered its oral fairness opinion to Kensington Bankshares’ board of directors that, as of such date, the merger consideration was fair, from a financial point of view, to the stockholders of Kensington Bankshares. Sheshunoff subsequently issued its written opinion dated March 3, 2006 that the merger consideration was fair from a financial point of view.

The full text of the fairness opinion which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Annex D to this joint proxy statement/prospectus. You are urged to read Sheshunoff’s fairness opinion carefully and in its entirety. The fairness opinion is addressed to the board of directors of Kensington Bankshares and does not constitute a recommendation to any Kensington Bankshares stockholder as to how such stockholder should vote at the special meeting of Kensington Bankshares’ stockholders.

In connection with the fairness opinion, Sheshunoff:

•	reviewed a draft of the merger agreement;

•	reviewed Kensington Bankshares’ audited financial statements for the period ending December 31, 2005;

•	evaluated Kensington Bankshares’ subsidiary bank’s general ledger statements as of December 31, 2005;

•	evaluated Kensington Bankshares consolidated results based upon a review of its regulatory reports for the five-year period ending December 31, 2005;

•	reviewed publicly available financial statements and other business and financial information of Superior Bancorp;

•	reviewed certain internal business and other operating data of Superior Bancorp;

•	conducted conversations regarding recent and projected financial performance of Kensington Bankshares and Superior Bancorp with respective members of executive management;

•	compared Kensington Bankshares’ recent operating results with those of certain other banks in Florida that have recently been acquired;

•	compared the pricing multiples for Kensington Bankshares in the merger to those of certain other banks in Florida that have recently been acquired;

•	compared the pricing multiples for Kensington Bankshares in the merger to those of certain other banks in the United States that have recently been acquired;

•	analyzed the present value of the after-tax cash flows Kensington Bankshares could produce through the year 2010 based on projections provided by Kensington Bankshares’ management;

•	reviewed the potential pro forma impact of the merger on the combined company’s results and certain financial performance measures of Kensington Bankshares and Superior Bancorp;

•	reviewed the historical stock price data and trading volume of Superior Bancorp’s common stock and the lack of an active market for the common stock of Kensington Bankshares;

•	reviewed previous expressions of interest received by Kensington from potential acquirers;

•	compared the historical stock price data and trading volume of Superior Bancorp’s common stock with that of certain other comparable publicly traded companies;

•	compared certain financial characteristics and performance measures of Superior Bancorp with that of certain other comparable publicly traded companies;

•	compared the historical stock price performance of Superior Bancorp’s common stock with that of selected indices Sheshunoff deemed relevant;

•	held various on-site meetings with Kensington Bankshares’ management to discuss the potential sale of Kensington Bankshares; and

•	performed such other analyses, as Sheshunoff deemed appropriate.

In connection with its review, Sheshunoff relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or made publicly available, and Sheshunoff did not assume any responsibility for independent verification of such information. Sheshunoff assumed that internal confidential financial projections provided by Kensington Bankshares were reasonably prepared reflecting the best currently available estimates and judgments of the future financial performance of Kensington Bankshares, and did not independently verify the validity of such assumptions.

Sheshunoff did not make any independent evaluation or appraisal of the assets or liabilities of Kensington Bankshares or Superior Bancorp, nor was Sheshunoff furnished with any such appraisals. Sheshunoff did not examine any individual loan files of Kensington Bankshares or Superior Bancorp. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses with respect thereto and has assumed that such allowances were, in the aggregate, adequate to cover such losses.

The fairness opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Sheshunoff as of March 2, 2006.

In rendering the fairness opinion, Sheshunoff performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Sheshunoff, and not merely the result of mathematical analysis of financial data. Sheshunoff did not attribute particular weight to any analysis or factor considered by it. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff’s view of the actual value of Kensington Bankshares, Superior Bancorp, or the combined entity.

In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business, and economic conditions and other matters, many of which are beyond the control of Kensington Bankshares or Superior Bancorp. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses, nor are they appraisals. In addition, Sheshunoff’s analyses should not be viewed as determinative of the opinion of the Board of Directors or the management of Kensington Bankshares with respect to the value of Kensington Bankshares or Superior Bancorp or to the fairness of the merger consideration.

The following is a summary of the analyses performed by Sheshunoff in connection with its opinion. The discussion utilizes financial information concerning Kensington Bankshares and Superior Bancorp as of December 31, 2005 and for Superior Bancorp and certain publicly traded companies as of September 30, 2005.

For the purposes of the following analyses, Sheshunoff utilized a price of $11.43 per share for Superior Bancorp’s common stock for determining the value of the merger consideration for Kensington Bankshares’ outstanding common stock and stock options. Using this price, the value of the merger consideration to be received for each share of Kensington Bankshares’ outstanding common stock was $18.2880, which was rounded to $18.29. The value of the stock options was determined by deducting the strike price for the options from $18.29. The total value of the merger consideration was thus $71.193 million. The value of the merger consideration to be received by the stockholders would be $67.857 million. The value of the merger consideration to be received by the optionholders would be $3.335 million. The merger consideration may have a value higher or lower than the merger consideration used in the analyses depending on Superior Bancorp’s stock price at the time of the merger.

Kensington Bankshares Discounted Cash Flow Analysis.  Using discounted cash flow analysis, Sheshunoff estimated the present value of the future after-tax cash flow streams that Kensington Bankshares could produce on a stand-alone basis through the year 2010 under various circumstances, assuming that it performed in accordance with the projections provided by Kensington Bankshares’ management.

Sheshunoff estimated the terminal value for Kensington Bankshares at the end of 2010 by capitalizing the final period projected earnings using a discount rate that is the quotient of (i) the assumed annual long-term growth rate of the earnings of Kensington Bankshares of 5.0% plus one and (ii) the difference between a range of required rates of return and the assumed annual long-term growth rate of earnings in (i) above. Sheshunoff discounted the annual cash flow streams (defined as all earnings in excess of that required to maintain a tangible equity to asset ratio of 7.0%) and the terminal values using discount rates ranging from 12.0% to 14.0%. The discount range was chosen to reflect different assumptions regarding the required rates of return of Kensington Bankshares and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of values per share of $9.65 to $12.51 as shown in the table below compared to the merger consideration of $18.29 per share.

	Discount Rate
	14.0%	13.0%	12.0%

Present Value (in millions)	$35,814	$40,446	$46,424
Present Value (per share)	$9.65	$10.90	$12.51

Analysis of Selected Transactions.  Sheshunoff performed an analysis of premiums paid in selected recently completed acquisitions of banking organizations with comparable characteristics to the merger. Two sets of comparable transactions were selected to ensure a thorough analysis.

The first set of comparable transactions consisted of a group of transactions for banks in the state of Florida for which pricing data were available. These comparable transactions consisted of sixteen mergers and acquisitions of banks with assets between $100 million and $500 million that were announced between January 1, 2004 and February 23, 2006. The analysis yielded multiples of the purchase prices in these transactions as shown below:

			Price/
	Price/	Price/	LTM	Price/	Price/
	Book	Tg Book	Earnings	Assets	Deposits
	(x)	(x)	(x)	(%)	(%)

Maximum	5.69	5.69	34.42	37.02	50.16
Minimum	1.27	1.27	9.83	8.34	10.30
Median	2.72	2.72	24.25	25.45	28.80
Superior Bancorp Offer*	2.60	2.60	24.72	21.93	25.55

*	Assumes offer of $71.193 million, or $18.288 per share.

The median pricing multiples to assets and deposits in the comparable Florida transactions were moderately higher than those in the merger while the median price to book multiple and the median price to tangible book ratio were slightly higher than the comparable multiples in the merger. The price to last twelve months earnings (“LTM earnings”) multiples for the comparable Florida transactions and the merger were similar.

The comparable Florida transactions in which the selling bank was located in a high-growth, large metropolitan area were selected. Certain characteristics of these selling banks were compared to those of Kensington Bankshares. The results are shown below.

	Asset	Loan	Deposit		Non-Interest	Transaction
	Growth	Growth	Growth	Loans/	Bearing/	Accts/	Jumbo CDs/
	Rate(1)	Rate(1)	Rate(1)	Deposits(2)	Deposits(2)	Deposits(2)	Deposits(2)

Kensington Bankshares, Inc.	35.56%	103.12%	35.94%	40.46%	12.21%	24.63%	19.36%
Median	89.75%	123.50%	78.35%	91.76%	15.89%	30.14%	13.57%
Florida Choice Bankshares, Inc.	180.51%	172.69%	160.81%	101.50%	15.89%	23.74%	19.35%
First Capital Bank Holding Corporation	78.57%	50.16%	71.18%	89.99%	10.61%	21.84%	23.84%
Palm Beach County Bank	256.46%	244.16%	228.38%	96.51%	14.56%	19.23%	13.31%
Tarpon Coast Bancorp, Inc.	52.77%	87.11%	53.27%	78.66%	26.25%	42.95%	9.07%
Century National Bank	89.75%	173.88%	94.32%	34.14%	27.86%	46.45%	3.24%
Pointe Financial Corporation	23.94%	27.04%	37.23%	91.76%	29.95%	38.37%	8.14%
Banking Corporation of Florida	354.19%	421.01%	355.90%	100.90%	7.49%	18.49%	28.56%
Destin Bancshares, Inc.	93.44%	123.50%	78.35%	94.70%	16.01%	30.54%	15.96%
First National Bancshares, Inc.	49.48%	61.64%	52.85%	87.71%	11.88%	30.14%	13.57%

(1)	-Three year growth rates based on last three full years until sold. 2004 was the last year-end used as not all companies have reported 2005 year-end numbers at the time of data pull.

(2)	- Data based on year-end numbers of year prior to sale.

Generally the comparable selling banks experienced asset, loan, and deposit growth rates for the three years prior to sale that were significantly higher than the growth rates experienced by Kensington Bankshares. Kensington Bankshares had somewhat lower levels of non-interest bearing accounts and transaction accounts than the comparable selling banks and higher levels of jumbo CDs (certificates of deposit of $100,000 or more). Kensington Bankshares had a much lower level of loans to deposits than the comparable selling banks. The selling banks with high growth rates of assets, loans, and deposits and high levels of loans to deposits generally received higher relative prices than Kensington Bankshares.

The second set of comparable transactions consisted of banks in the United States with asset size and characteristics similar to Kensington Bankshares for which pricing data were available. These comparable transactions consisted of thirty-seven mergers and acquisitions of banks in the United States with total assets between $200 million and $400 million that were announced between January 1, 2005 and February 23, 2006. The analysis yielded multiples of the purchase prices in these transactions as shown below:

			Price/
	Price/	Price/	LTM	Price/	Price/
	Book	Tg Book	Earnings	Assets	Deposits
	(x)	(x)	(x)	(%)	(%)

Maximum	4.48	4.57	53.91	37.02	50.16
Minimum	1.10	1.10	12.93	8.34	10.30
Median	2.37	2.60	24.15	22.42	27.04
Superior Bancorp Offer*	2.60	2.60	24.72	21.93	25.55

*	Assumes offer of $71.193 million, or $18.288 per share.

The price to book multiple and the price to LTM earnings multiple in the merger were slightly higher than the comparable median multiples for the U.S. transactions. The price to tangible book in the merger was slightly below the comparable median multiple for the U.S. transactions. The price to assets multiple in the transaction was similar to the comparable multiple in the US transactions while the price to deposits multiple was somewhat lower than the comparable median for the US transactions.

Contribution Analysis.  Sheshunoff reviewed the relative contributions of Superior Bancorp and Kensington Bankshares to the combined company based on the December 31, 2005 financial data. Sheshunoff compared the pro forma ownership interests of Kensington Bankshares and Superior Bancorp of 23.8% and 76.2%, respectively, to: (i) total assets of 18.7% and 81.3%, respectively; (ii) total loans of 11.3% and 88.7%, respectively; (iii) total deposits of 21.1% and 78.9%, respectively; (iv) total equity of 20.8% and 79.2%, respectively; (v) total tangible equity of 22.8% and 77.2%, respectively; (vi) non-interest income of 2.4% and 97.6%, respectively; (vii) non-interest expense of 10.7% and 89.3%, respectively; and (viii) estimated 2006 earnings of 30.5% and 69.5%, respectively. The contribution analysis shows that Kensington Bankshares stockholders’ ownership in the combined company is equivalent to the contribution of tangible equity and is in excess of Kensington Bankshares’ contribution of assets, loans, or deposits to the combined company. Kensington Bankshares stockholders’ ownership in the combined company was less than Kensington Bankshares’ contribution to estimated 2006 earnings. The contributions are shown in the table following.

	Assets	%	Loans	%	Deposits	%
	($000s)

Kensington Bankshares, Inc.	$324,654	18.7%	$125,289	11.3%	$278,688	21.1%
Superior Bancorp	$1,415,806	81.3%	$984,608	88.7%	$1,044,361	78.9%

Combined Company	$1,740,460	100.0%	$1,109,897	100.0%	$1,323,049	100.0%

	Equity	%	Tg. Equity	%	Earnings *	%

Kensington Bankshares, Inc.	$27,426	20.8%	$27,426	22.8%	$2,800	30.5%
Superior Bancorp	$104,736	79.2%	$92,860	77.2%	$6,394	69.5%

Combined Company	$132,162	100.0%	$120,286	100.0%	$9,194	100.0%

	Non-Interest		Non-Interest		Shares
	Inc	%	Exp	%	(actual)%

Kensington Bankshares, Inc.	$247	2.4%	$5,364	10.7%	6,228,568	23.8%
Superior Bancorp	$9,864	97.6%	$44,798	89.3%	19,980,261	76.2%

Combined Company	$10,111	100.0%	$50,162	100.0%	26,208,829	100.0%

*	Earnings are estimated 2006

Pro Forma Financial Impact.  Sheshunoff analyzed the pro forma impact of the merger on estimated earnings per share for calendar year 2006 and the book value for calendar year 2006, based on the projections provided by Kensington Bankshares management for Kensington Bankshares on a stand-alone basis assuming no synergies resulting from the merger. The analysis indicated that the earnings per share dilution (on a cash basis) to estimated earnings per share on a stand-alone basis was $.18 per share, or 23.8%. The analysis further indicated the accretion to book value to be $.31 per share, or 4.2%.

Comparable Company Analysis.  Sheshunoff compared the operating and market results of Superior Bancorp to the results of other publicly traded companies. The comparable publicly traded companies were selected primarily on the basis of two criteria: geographic location and total asset size. The geographic location of the companies was the Southeast Region of the United States (as defined by SNL Financial LC). Superior Bancorp was compared to banks with total assets between $1 billion and $2 billion (“Superior Bancorp Peer Group”). The data for the following tables were based on information provided by SNL Financial. Some of the ratios presented are proprietary to SNL Financial and may not strictly conform to the common industry determination.

		Superior
	Superior	Bancorp Peer
	Bancorp	Group Median

Net Interest Margin	3.17%	4.06%
Efficiency Ratio	118.6%	60.8%
Return on Average Assets	NM	1.07%
Return on Average Equity	NM	11.57%
Equity to Asset Ratio	7.50%	9.16%
Tangible Equity to Tangible Asset Ratio	6.68%	7.43%
Ratio of Non-performing Assets to Total Assets	0.60%	0.40%
Ratio of Non-performing Loans to Total Loans	0.66%	0.40%
Ratio of Loan Loss Reserves to Loans	1.31%	1.21%
Ratio of Loan Loss Reserves to Non-performing Assets	145%	224%

Superior Bancorp installed a new management team in January 2005 to address outstanding issues and to restructure the company. During the first nine months of 2005, the company incurred a net loss resulting from non-operating charges related to management changes, recognition of losses in the bond portfolio, losses on other real estate, losses from the sale of certain assets, and an increase in the provision for loan losses. Some of Superior Bancorp’s performance measures were affected as a result.

Superior Bancorp’s performance as measured by its net interest margin was lower than that of its peers. Superior Bancorp’s return on average assets and return on average equity were not meaningful because the company reported a loss for the 2005 year-to-date period. Its capital level was somewhat below that of the Superior Bancorp Peer Group. Superior Bancorp’s asset quality, as measured by its ratio of non-performing assets to total assets and its ratio of non-performing loans to total loans, and as shown by the ratio of loan loss reserves to non-performing assets, was below the Superior Bancorp Peer Group Median.

Sheshunoff compared Superior Bancorp’s trading results to the Superior Bancorp Peer Group. The results are contained in the following table.

		Superior
		Bancorp Peer
	Superior Bancorp	Group Median

Market Price as a Multiple of Stated Book Value (times)	2.18x	1.81	x
Market Price as a Multiple of Stated Tangible Book Value (times)	2.46x	2.43	x
Price as a Multiple of LTM Earnings (times)	NM	16.13	x
Market Price as a Percent of Assets	16.1%	16.5%
Dividend Yield per Share	NM	1.84%
Dividend Payout per Share	NM	33.50%

Superior Bancorp’s price-to-book multiple as measured by its market price as a multiple of stated book value was higher than the comparable median Superior Bancorp Peer Group. Superior Bancorp’s market price to stated tangible book value and market price to assets ratios were similar to the comparable Superior Bancorp Peer Group ratios. Its price-to-earnings multiple as shown in the price as a multiple of last 12 months earnings through September 30, 2005 was not meaningful due to the reported loss. Superior Bancorp’s dividend yield and dividend payout were not meaningful as Superior Bancorp did not pay dividends during 2005.

Sheshunoff compared selected stock market results of Superior Bancorp to the publicly available corresponding data of other composites that Sheshunoff deemed to be relevant, including (i) the SNL index for all publicly traded banks in the United States, and (ii) the SNL index of banks with assets between $1 billion and $5 billion in the United States. Superior Bancorp’s common stock price generally underperformed the selected indices for the period from February 2003 until January 2005. Since January 2005, Superior Bancorp’s stock price has outperformed both of the selected indices.

No company or transaction used in the comparable company and comparable transaction analyses is identical to Kensington Bankshares, Superior Bancorp, or Superior Bancorp as the surviving corporation in the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of Kensington Bankshares and Superior Bancorp and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable transaction data or comparable company data.

Pursuant to its engagement letter with Kensington Bankshares, Sheshunoff will receive approximately $710,000 in fees of which $45,000 was received for rendering the fairness opinion and is not contingent upon the closing of the merger. In addition, Kensington Bankshares agreed to reimburse Sheshunoff for its reasonable out-of-pocket expenses. Kensington Bankshares also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation or bad faith of Sheshunoff or any matter for which Sheshunoff may have strict liability.

The fairness opinion is directed only to the question of whether the merger consideration is fair from a financial perspective and does not constitute a recommendation to any Kensington Bankshares stockholder to vote in favor of the merger. No limitations were imposed on Sheshunoff regarding the scope of its investigation or otherwise by Kensington Bankshares.

Based on the results of the various analyses described above, Sheshunoff concluded that the merger consideration to be paid by Superior Bancorp pursuant to the merger is fair to Kensington Bankshares stockholders, from a financial point of view.

The Merger Agreement

The merger agreement has been included as Annex A to this joint proxy statement/prospectus in order to provide you with information regarding its terms. It is not intended to provide any other factual information about the parties. The merger agreement contains representations and warranties the parties made to each other. The assertions contained in those representations and warranties are qualified by information contained in confidential disclosure schedules that the parties have exchanged. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Accordingly, you should not rely on the representations and warranties contained in the merger agreement as characterizations of the actual state of facts, since they are modified in important part by the underlying disclosure schedules. In addition, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement. You should rely only on this joint proxy statement/prospectus, other filings made by the parties with the SEC and other public announcements or statements by the parties for factual information about the parties.

Effect of the Merger

Subject to the terms of the merger agreement, and in accordance with Delaware law and Florida law, Kensington Bankshares will merge with and into Superior Bancorp and the separate legal existence of Kensington Bankshares will cease. Superior Bancorp will be the surviving corporation. All property, rights, powers, duties, obligations, debts and liabilities of Kensington Bankshares will automatically be deemed transferred to Superior Bancorp, as the surviving corporation in the merger. The restated certificate of incorporation and the bylaws of Superior Bancorp in effect at the effective time of the merger will govern Superior Bancorp until amended or repealed in accordance with applicable law. Superior Bancorp will continue as the surviving corporation under the same name after the merger is completed.

Kensington Bank

Superior Bancorp and Kensington Bankshares anticipate that, on or after the effective date of the merger, Superior Bank will acquire substantially all of the assets of, and assume substantially all of the liabilities of, Kensington Bank. Kensington Bankshares has agreed to cooperate with Superior Bancorp, including calling any special meetings of the board of directors of Kensington Bank and the filing of any regulatory applications, in the execution of appropriate documentation relating to such transaction. In the event that following the effective date of the merger Kensington Bank remains a separate legal entity owned by Superior Bancorp, Superior Bancorp and Kensington Bankshares have agreed that prior to the effective date of the merger they will determine which existing members of the board of directors of Kensington Bank, if any, will remain as directors. Superior Bancorp has agreed that it will accept the resignations of any such existing members who desire to resign as of effective date of the merger.

What Kensington Bankshares Stockholders Will Receive

On the effective date of the merger, each share of Kensington Bankshares common stock will be converted into the right to receive 1.60 shares of Superior Bancorp common stock, subject to Kensington Bankshares’ price termination right described in the next section below.

In addition, Superior Bancorp will not issue fractional shares of Superior Bancorp common stock to Kensington Bankshares stockholders. If, as a Kensington Bankshares stockholder, you are otherwise entitled to receive a fractional share of Superior Bancorp common stock under the exchange procedure described below, you will instead have the right to receive cash, without interest, in an amount equal to the product of the fractional part of a share that would otherwise be due to you and the final closing price per share of Superior Bancorp common stock on the last business day immediately preceding the effective date of the merger.

Kensington Bankshares’ Price Termination Right

Kensington Bankshares may, but is not required to, terminate the merger agreement during the five day period after the date all consents and regulatory approvals have been received (the determination date) if the ten-day average price per share of Superior Bancorp common stock as reported on the NASDAQ National Market System on the determination date is less than $10.50, and Superior Bancorp does not increase the consideration for the merger by paying additional consideration in stock, cash or a combination of both so that the aggregate consideration will be at least $10.50 per share. No assurance can be given as to whether Kensington Bankshares’ board of directors would exercise such right to terminate the merger agreement if these conditions occur or whether Superior Bancorp would agree to pay additional consideration.

Superior Bancorp Common Stock

Each share of Superior Bancorp common stock outstanding immediately prior to completion of the merger will remain outstanding and unchanged by the merger.

Treatment of Kensington Bankshares Stock Options

The merger agreement provides that, at the effective time of the merger, each outstanding option to purchase Kensington Bankshares common stock will cease to represent a right to purchase Kensington Bankshares common stock and each holder of such options will be entitled to receive in exchange the right to receive the number of shares of Superior Bancorp common stock equal to the amount resulting when (1) the number of options held by such a holder is multiplied by the Per Option Value and (2) the resulting amount is divided by $11.43; provided, however, that no fractional shares of Superior Bancorp common stock will be issued and the number of shares of Superior Bancorp common stock to be issued, if a fractional share exists, will equal the number of whole shares obtained by rounding down to the nearest whole share. The Per Option Value equals (1) $18.2880 less (2) the exercise price for each share of Kensington Bankshares common stock subject to such option.

Closing and Effective Date of the Merger

The merger will be consummated only when all conditions, including obtaining all stockholder and regulatory approvals and consents, have been fulfilled or waived, or as soon as practicable thereafter as Superior Bancorp and Kensington Bankshares may mutually agree. The effective date of the merger will be the date specified in the Certificate of Merger to be issued by the Secretary of State of the State of Delaware. We currently expect to close the merger on or about          , 2006, although we cannot guarantee when or if the merger will be completed. See “The Merger — The Merger Agreement — Conditions to the Completion of the Merger” and “The Merger — The Merger Agreement — Regulatory Approvals”, beginning at pages    and          , respectively.

Representations and Warranties

In the merger agreement, Superior Bancorp and Kensington Bankshares have each made a number of customary representations and warranties relating to the organization and capital structures of the respective companies and their subsidiaries, their operations, financial condition and other matters, including their authority to enter into the merger agreement and to consummate the merger.

Covenants with Respect to the Merger

The merger agreement provides that, during the period from the date of the merger agreement to the effective time, except as specifically provided for in the merger agreement, Superior Bancorp and Kensington Bankshares will each do the following:

•	conduct its respective businesses in the ordinary course in material compliance with all applicable laws;

•	use its best efforts to cooperate with the other party and take certain actions under the merger agreement in order to consummate the merger;

•	coordinate with the other party with respect to any public release of any information or announcement relating to the merger;

•	furnish the other party with access to certain public filings not precluded from disclosure by law including but not limited to call reports, SEC filings, regulatory filings, quarterly or special reports to stockholders, tax returns, and similar filings;

•	provide the other party access to its assets, books and records in order to make any investigations and furnish to the other party any additional financial and operating data and other information as to its business and assets as may be reasonably requested; and

•	give written notice promptly to the other party upon becoming aware of the occurrence or impending occurrence of any event which is reasonably likely to have, individually or in the aggregate, a material adverse effect on it or would cause or constitute a material breach of any of its representations, warranties or covenants, and to use its reasonable efforts to remedy the breach.

In addition, until the effective date of the merger, Kensington Bankshares has agreed to do the following:

•	not amend its articles of incorporation or bylaws;

•	conduct its business and the business of Kensington Bank in a proper and prudent manner, use its best efforts to maintain its relationships with its depositors, customers and employees and will not engage in any material transaction outside ordinary course of business or make material changes in its accounting methods or operations;

•	cooperate with Superior Bancorp in the preparation of any regulatory filings and cause a meeting of its stockholders to be held for the purpose of approving the merger agreement and the merger as soon as practicable after the effective date of the registration statement of which this joint proxy statement/prospectus is a part;

•	provide Superior Bancorp with copies of its loan authorization sheets five business days prior to the closing of any loan after the date of the merger agreement for all loans approved by Kensington Bank in excess of

$500,000 and consult with and advise Superior Bancorp of any loan request outside the normal course of business of Kensington Bank;

•	consult with Superior Bancorp in advance on any agreement to make or to permit any amendment or termination of any contract by or with any subsidiary of Kensington Bankshares requiring capital expenditures of more than $25,000, other than capital expenditures associated with the construction, equipping and furnishing of the Spring Hill, Florida and Palm Harbor, Florida office sites and consult with Superior Bancorp to coordinate various business issues mutually satisfactory to the parties;

•	provide access to its banking facilities for purposes of Superior Bancorp’s engaging one or more firms to conduct a Phase I environmental site assessment or transaction screen of each of the banking facilities currently owned or leased by Kensington Bankshares or any subsidiary;

•	purchase for, and on behalf of, its current and former officers and directors extended coverage under the current directors’ and officers’ liability insurance policy maintained by Kensington Bankshares to provide for continued coverage of such insurance for a period of four years following the effective date of the merger with respect to matters occurring prior to such date and

•	before the effective time, Kensington Bankshares will take all necessary steps requested by Superior Bancorp to ensure that (1) no director or officer of Kensington Bankshares will own, manage, control, operate, or be employed by a competing entity to Kensington Bankshares, (2) all directors and officers satisfy their fiduciary duties and (3) its executive officers will not communicate, divulge or use any confidential information of Kensington Bankshares without Kensington Bankshares’ written consent.

In addition, until the effective date of the merger, Superior Bancorp has agreed to do the following:

•	prepare and file with the SEC a registration statement on Form S-4 that includes this joint proxy statement/prospectus and all amendments and supplements thereto, in form reasonably satisfactory to Kensington Bankshares and its counsel, with respect to Superior Bancorp common stock to be issued in the merger and take any actions required to be taken under any applicable securities laws in connection with the merger;

•	use its best efforts to obtain, prior to the effective date of such registration statement, all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by the merger agreement;

•	provide Kensington Bankshares copies of certain financial reports and loan reports;

•	cause the listing of the shares of Superior Bancorp common stock to be issued in the merger on the NASDAQ National Market System or other quotation system on which such shares are primarily traded;

•	provide certain indemnification rights to each current and former director and/or officer of Kensington Bankshares and its subsidiaries arising out of or pertaining to matters existing or occurring at or prior to the effective date of the merger for a period of four years from the effect date of the merger; and

•	not suffer any losses or waive any rights of value which, in either event, in the aggregate are material considering Superior Bancorp’s business as a whole; and

•	except in the ordinary course of business or as otherwise disclosed, not make or permit any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material considering Superior Bancorp’s business as a whole.

•	Superior Bancorp and its transfer agent will comply with Rule 145 with respect to transfers of Superior Bancorp common stock by affiliates of Kensington Bankshares.

Conditions to the Completion of the Merger

The completion of the merger is subject to a number of conditions, some of which are mutual and others of which are applicable to either Superior Bancorp or Kensington Bankshares. Although most of the conditions will not be satisfied until immediately before the effective time of the merger, the companies believe that they each are currently in material compliance with the conditions.

The obligation of Superior Bancorp to complete the merger is subject to the following conditions:

•	The representations and warranties of Kensington Bankshares contained in the merger agreement will be true and correct in all material respects at the effective time of the merger.

•	Kensington Bankshares will have performed in all material respects all covenants and agreements required by the merger agreement.

•	No material adverse changes will have occurred in the business, operations or financial condition of Kensington Bankshares.

•	Superior Bancorp will have received certain closing certificates with respect to the merger and the financial and regulatory condition of Kensington Bankshares and its subsidiaries.

•	Superior Bancorp will have received an opinion of Kensington Bankshares’ legal counsel, Coleman, Talley, Newbern, Kurrie, Preston & Holland LLP, as to certain legal matters.

•	Superior Bancorp will have received prior to the mailing, but no earlier than five business days prior to the mailing, of the joint proxy statement/prospectus a letter (acceptable in form to Superior Bancorp) from Sandler O’Neill & Partners, L.P. reconfirming its earlier opinion that the exchange ratio is fair to the stockholders of Superior Bancorp from a financial point of view, and such opinion will not have been withdrawn before the effective time of the merger.

•	On the effective date of the merger, Kensington Bank will have maintained satisfactory ratings and compliance with the requisite regulatory agencies as required in the merger agreement.

•	Each of the officers and directors of Kensington Bankshares will have delivered a letter to Superior Bancorp confirming that he or she is not aware of any claims he or she may have against Kensington Bankshares other than routine compensation benefits and the like as an employee or ordinary rights as a customer.

•	The board of directors will have made no determination that the merger has become impractical because of any state of war, declaration of a banking moratorium or a general suspension of trading of Superior Bancorp common stock on the NASDAQ National Market System.

•	Kensington Bankshares will have taken all necessary action to cancel all outstanding stock options as provided for in the merger agreement.

•	Kensington Bankshares will have complied, to the reasonable satisfaction of Superior Bancorp, with any applicable reporting obligations to any governmental agency and will have obtained all necessary consents.

•	Kensington Bankshares will use its reasonable best efforts to obtain an agreement from each officer, director or affiliate of Kensington Bankshares regarding the sale and disposition of such person’s stock.

The obligation of Kensington Bankshares to consummate the merger is subject to, among others, the following conditions:

•	The representations and warranties of Superior Bancorp contained in the merger agreement will be true and correct in all material respects on the effective date of the merger.

•	No material adverse changes will have occurred in the business, operations or financial condition of Superior Bancorp.

•	Superior Bancorp will have performed in all material respects all covenants and agreements required by the merger agreement.

•	Kensington Bankshares will have received certain closing certificates with respect to the merger and the financial and regulatory condition of Superior Bancorp and its subsidiaries.

•	Kensington Bankshares will have received an opinion of Balch & Bingham LLP as to certain legal matters, and of Haskell Slaughter Young & Rediker, LLC as to certain securities matters.

•	Kensington Bankshares will have received prior to the mailing, but no earlier than five business days prior to the mailing, of the joint proxy statement/prospectus a letter (acceptable in form to Kensington Bankshares) from Alex Sheshunoff & Co. Investment Banking, LP reconfirming its earlier opinion that the exchange ratio is fair to the stockholders of Kensington Bankshares from a financial point of view, and such opinion will not have been withdrawn before the effective time of the merger.

•	The shares of Superior Bancorp common stock to be issued in connection with the merger will have been approved for listing on the NASDAQ National Market System.

•	The board of directors will have made no determination that the merger has become impractical because of any state of war, declaration of a banking moratorium or a general suspension of trading of Superior Bancorp common stock on the NASDAQ National Market System.

•	Superior Bank will have maintained satisfactory ratings and compliance with the requisite regulatory agencies as required in the Agreement and Plant of Merger.

The obligation of each of Superior Bancorp and Kensington Bankshares to consummate the merger is subject to certain additional conditions, including the following:

•	The merger agreement will have been approved by holders of a majority of the outstanding Kensington Bankshares common stock and holders of a majority of the outstanding Superior Bancorp common stock, in each case entitled to vote thereon.

•	All required orders, consents and approvals will have been obtained from the Office of Thrift Supervision and other appropriate bank regulatory authorities, the Securities and Exchange Commission and other governmental authorities. Neither Superior Bancorp nor Kensington Bankshares is obligated to complete the merger if the banking regulatory approvals received in connection with the completion of the merger include any conditions or restrictions which, in the reasonable good faith judgment of the board of directors of either company, would so materially adversely impact the economic benefits of the transaction so as to render inadvisable the consummation of the merger.

•	All other consents will have been obtained that are required for consummation of the merger for the prevention of any default under any contract or permit which if not obtained is reasonably likely to have individually or in the aggregate a material adverse effect on the party; provided, however, that Superior Bancorp is not obligated to complete the merger if a consent is conditioned or restricted in a manner which, in the reasonable judgment of the board of directors of Superior Bancorp, would so materially adversely impact the economic or business benefits of the transaction so as to render inadvisable the consummation of the merger.

•	There will be no pending or threatened legal proceeding in any court or any pending or threatened proceeding by any governmental commission, board or agency, with a view to seeking any restraint or prohibition on, or in which it is sought to restrain or prohibit consummation of the transactions contemplated by the merger agreement or in which it is sought to obtain divestiture, rescission or damages in connection with the transactions contemplated by the merger agreement, and no investigation by any such entity will be pending or threatened.

•	The registration statement will have been declared effective by the SEC and will not be subject to a stop order, and all applicable federal securities and state blue sky laws will have been complied with.

•	Superior Bancorp and Kensington Bankshares will have each received an opinion of Balch & Bingham LLP, in form and substance reasonably satisfactory to each of Superior Bancorp and Kensington Bankshares, with respect to certain tax consequences of the merger.

No assurance can be given as to when or if all of the foregoing conditions to the merger can or will be satisfied or waived by the respective parties. As of the date of this joint proxy statement/prospectus, neither Superior Bancorp nor Kensington Bankshares has any reason to believe that any of these conditions will not be satisfied.

Amendment and Waiver

Subject to applicable law, Superior Bancorp and Kensington Bankshares may amend the merger agreement by written agreement authorized by their respective boards of directors. Before or at the effective time of the merger, either Superior Bancorp or Kensington Bankshares may waive in writing any inaccuracies in the representations and warranties of the other party, or, subject to applicable law, may waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

Termination Events

The merger agreement may be terminated at any time prior to or on the effective date of the merger in the following circumstances:

•	by the mutual consent of the respective boards of directors of Superior Bancorp and Kensington Bankshares;

•	by the board of directors of either Superior Bancorp and Kensington Bankshares (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) in the event of a material breach by the other party of any representation, warranty, covenant or other agreement contained in the merger agreement (determined without regard to any qualifications regarding materiality which may be contained in any applicable representation or warranty) which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party and which breach would provide the non-breaching party the ability to refuse to consummate the merger;

•	by the board of directors of either Superior Bancorp or Kensington Bankshares (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in merger agreement) in the event of a material breach by the other party of any covenant or agreement contained in the merger agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or if any of the conditions to the obligations of such party will have not been satisfied in full;

•	by the board of directors of either Superior Bancorp or Kensington Bankshares if all transactions contemplated by the merger agreement will not have been consummated on or prior to December 31, 2006, unless the failure to complete the merger by that date is due to the terminating party’s actions;

•	by Superior Bancorp if its board of directors is informed and determines that the number of shares of Kensington Bankshares common stock as to which Kensington Bankshares stockholders have exercised dissenters’ rights of appraisal exceeds 10% of the outstanding shares of Kensington Bankshares common stock;

•	by Kensington Bankshares, if its board of directors so determines by a vote of a majority of its entire board, at any time during the five-business-day period commencing on the first date on which all orders, consents and approvals (and waivers, if applicable) necessary for consummation of the merger and the transactions contemplated by the merger agreement have been received (the determination date, such termination to be effective on the 30th day following such determination date, if on the determination date, Superior Bancorp common stock value (being the average of the daily closing sales prices of a share of Superior Bancorp common stock as reported on the NASDAQ National Market System for the ten consecutive trading days immediately preceding the determination date) is less than $10.50; subject, however, to the next three sentences. If Kensington Bankshares elects to exercise its termination right, it will give prompt written notice thereof to Superior Bancorp. During the five-business-day period commencing with its receipt of such notice, Superior Bancorp will have the option of paying additional consideration for the merger in the form of Superior Bancorp common stock, cash or a combination of Superior Bancorp common stock and cash, so that the aggregate consideration paid by Superior Bancorp per share of Kensington Bankshares common stock for the merger will be valued at $10.50. If within such five-business-day period, Superior Bancorp delivers written notice to Kensington Bankshares that it intends to proceed with the merger by paying such additional consideration, as contemplated by the previous sentence, then no termination will have occurred and the merger agreement will remain in full force and effect in accordance with its terms (except that the consideration for the merger will have been so modified); or

•	by Kensington Bankshares, if its board of directors determines that it is required to do so to comply with its fiduciary duties to Kensington Bankshares stockholders in order to consider alternative mergers or acquisition proposals.

Effect of Termination; Termination Fee

If the merger agreement is terminated, it will become void, and there will be no liability on the part of either Superior Bancorp or Kensington Bankshares, except with respect to certain provisions set forth in the merger agreement.

If the merger agreement is terminated by Superior Bancorp because the number of shares as to which stockholders of Kensington Bankshares have exercised dissenters’ rights of appraisal exceeds 10% of the outstanding shares of Kensington Bankshares, then Superior Bancorp is obligated under the merger agreement to pay Kensington Bankshares, upon demand, a termination fee of $420,000 to compensate Kensington Bankshares for its direct and indirect costs and expenses associated with the transaction.

If Kensington Bankshares enters into a letter of intent, agreement in principle or definitive agreement regarding an acquisition proposal with any third party (other than Superior Bancorp or any of its subsidiaries) prior to the earlier of (i) the effective date of the merger or (ii) the termination of the merger agreement, or if Kensington Bankshares receives an acquisition proposal from a third party (other than Superior Bancorp or any of its subsidiaries) prior to the termination of the merger agreement by Superior Bancorp pursuant to the merger agreement, and the merger is not closed, then Kensington Bankshares is obligated under the merger agreement to pay Superior Bancorp, upon demand, a termination fee of $2,100,000 to compensate Superior Bancorp for its direct and indirect expenses associated with the transaction.

Agreement Not to Solicit Other Offers

Under the merger agreement, Kensington Bankshares is restricted in its ability to participate in discussions and negotiate with any person concerning any proposal to acquire Kensington Bankshares upon a merger, purchase of assets, purchase of or tender offer for Kensington Bankshares common stock or similar acquisition transaction. Kensington Bankshares has also agreed, except to the extent legally required for the board of directors of Kensington Bankshares to discharge its fiduciary duties, not to make any information regarding Kensington Bankshares available to any person for the purpose of affecting or causing a merger, consolidation or disposition of Kensington Bankshares, or its assets or common stock.

Expenses and Fees

In general, each of Superior Bancorp and Kensington Bankshares will be responsible for all expenses it incurs in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, Superior Bancorp has agreed to pay the filing fees payable in connection with the filing of this joint proxy statement/prospectus with the SEC and printing costs incurred in connection with the printing of this document.

Regulatory Approvals

Completion of the merger and related transactions is subject to several federal and state regulatory filings and approvals. The merger and related transactions cannot be completed unless the companies receive prior approvals, waivers or exemptions from the Office of Thrift Supervision, the Florida Office of Financial Regulation and the Board of Governors of the Federal Reserve System. Superior Bancorp filed its application with the Office of Thrift Supervision on April 28, 2006, and amended on May 19, 2006. Superior Bancorp filed its application with the Florida Office of Financial Regulation on May 19, 2006.

Superior Bank’s acquisition of Kensington Bank is subject to the approval of the Office of Thrift Supervision under the Bank Merger Act. This approval requires consideration by the Office of Thrift Supervision of various factors, including assessments of the competitive effect of the contemplated transactions, the managerial and financial resources and future prospects of the resulting institutions and the effect of the contemplated transactions on the convenience and needs of the communities to be served.

The Community Reinvestment Act of 1977, as amended, also requires that the Office of Thrift Supervision, in deciding whether to approve the merger, assess the records of performance of Superior Bank in meeting the credit needs of the communities it serves, including low and moderate income neighborhoods. As part of the review process under the Community Reinvestment Act, it is not unusual for the Office of Thrift Supervision to receive protests and other adverse comments from community groups and others. Superior Bank currently maintains a Community Reinvestment Act rating of “Satisfactory” from its primary regulator, and First Kensington Bank also currently maintains a Community Reinvestment Act rating of “Satisfactory” from its primary regulator.

The regulations of the Office of Thrift Supervision require publication of notice of, and an opportunity for public comment with respect to, the application filed in connection with the merger and authorize the Office of Thrift Supervision to conduct a meeting if it finds that written submissions are insufficient to address facts or issues raised in an application, or otherwise determines that a meeting will benefit the Office of Thrift Supervision’s decision-making process in connection with the application. Any such meeting or comments provided by third parties could prolong the period during which the merger is subject to review by the Office of Thrift Supervision.

Consummation of the merger is also subject to, and conditioned upon, receipt of approvals or waivers from the Florida Division of Financial Institutions and the Board of Governors of the Federal Reserve System. Superior Bancorp believes that, pursuant to the regulations and advisory letters of the Board of Governors of the Federal Reserve System, the Federal Reserve will waive any approval requirements in connection with the transactions contemplated by the merger.

Superior Bancorp has filed its application and related notices seeking the requisite approval from the above agencies. Superior Bancorp and Kensington Bankshares cannot be certain that such approvals will be granted and, if granted, of the date of this approval or as to what conditions to such grant of approval, if any, may be imposed.

Superior Bancorp and Kensington Bankshares are not aware of any other significant governmental approvals that are required for consummation of the merger. If any other approval or action is required, it is presently contemplated that Superior Bancorp and Kensington Bankshares would seek to obtain such approval. There can be no assurance that any other approvals, if required, will be obtained.

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which do not include review of the merger from the standpoint of the adequacy of the consideration to be received by Kensington Bankshares stockholders. Further, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Management and Operations After the Merger

After the effective date of the merger, the boards of directors and the officers of Superior Bancorp and its subsidiaries, including Superior Bank, will consist of those persons serving in such capacities of Superior Bancorp before such date. Superior Bancorp has agreed that after the effective date of the merger but not later than December 31, 2006 (if the merger is then completed), it will cause to be appointed to its board of directors one person who will (a) be representative of the Tampa-area market, (b) be mutually satisfactory to Superior Bancorp’s board of directors and to a majority of the persons who are members of Kensington Bankshares’ board of directors as of the business day prior to the effective date of the merger and (c) be selected in accordance with applicable law and subject to approval by any applicable regulatory agency. See “The Merger — Interests of Directors, Officers and Others in the Merger”, and “The Merger — The Merger Agreement — Kensington Bank”, beginning on pages    and          , respectively.

Employment; Severance; Employee Benefit Plans

On the effective date of the merger, all employees of Kensington Bankshares and its subsidiaries will, at the option of Superior Bancorp, either become employees of Superior Bancorp or its subsidiaries or be entitled to severance benefits under the severance policy of either Kensington Bank or Superior Bank, whichever had the greater benefits as of the date of the merger agreement (except Gerald K. Archibald, who will enter into an agreement to provide consulting services to Superior Bancorp as of the effective date of the merger for a term of one year, renewal by mutual agreement with Superior Bancorp). All employees of Kensington Bankshares and its subsidiaries who become employees of Superior Bancorp or its subsidiaries on the effective date of the merger will be entitled, to the extent permitted by applicable law, to participate as soon as administratively and financially practicable in all benefit plans of Superior Bank to the same extent as Superior Bank employees, except as otherwise provided in the merger agreement.

Superior Bancorp will continue each existing benefit plan of Kensington Bankshares and its subsidiaries until such benefit plan is replaced with the benefit plan of Superior Bank. With respect to employee benefits maintained by Superior Bancorp or by Superior Bank in which employees of Kensington Bankshares and its subsidiaries participate after the effective date of the merger, Superior Bancorp has agreed: (i) to treat service by employees of Kensington Bankshares and its subsidiaries prior to the effective date of the merger as service with Superior Bancorp or Superior Bank, for eligibility and vesting purposes only, for all retirement, vacation, sick pay, severance and other benefit plans of Superior Bank and (ii) to waive waiting periods and pre-existing condition limitations, if any, as would otherwise be applied to participating employees of Kensington Bankshares and its subsidiaries upon the implementation of such employee benefits constituting “group health plans” within the meaning of such term under the Internal Revenue Code. In addition, if the effective date of the merger falls within an annual period of coverage under any group health plan of Superior Bancorp and its subsidiaries, each such employee of Kensington Bankshares and its subsidiaries will be given credit for covered expenses paid by that employee under comparable employee benefit plans of Kensington Bankshares and its subsidiaries during the applicable coverage period through the effective date of the merger towards satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under that group health plan of Superior Bancorp and its subsidiaries. Superior Bancorp will give the required notifications when due pursuant to COBRA to all employees of Kensington Bankshares and its subsidiaries who do not become employees of Superior Bancorp and its subsidiaries on the effective date of the merger and administer all elections of such employees under its “group health plan”.

Interests of Directors, Officers and Others in the Merger

In considering the recommendations of the respective boards of directors of Superior Bancorp and Kensington Bankshares that you vote “For” the merger agreement and the merger, you should be aware that some of Kensington Bankshares’ executive officers and directors have interests in the merger that are different from, or in addition to, your interests as our stockholder. Our respective boards of directors were aware of these interests and took them into account in our respective decisions to approve the merger.

These interests relate to or arise from, among other things:

•	the continued indemnification of Kensington Bankshares’ current directors and executive officers under the merger agreement and the obligation by Kensington Bankshares to provide these individuals with extended directors’ and officers’ insurance for a period of four years following the effective date of the merger;

•	the possibility that a person who may be currently affiliated with Kensington Bankshares will be appointed to the board of directors of Superior Bancorp;

•	the fact that Gerald K. Archibald, Chairman and Chief Executive Officer of Kensington Bankshares, will enter into an agreement to provide consulting services to Superior Bancorp for a term of one year, renewable by mutual agreement with Superior Bancorp; and

•	the fact that William R. Bender, Jr. and Arthur E. Williams of Kensington Bankshares will enter into employment agreements with Superior Bancorp.

Indemnification and Directors’ and Officers’ Insurance

Superior Bancorp’s restated certificate of incorporation and bylaws provide for the elimination of directors’ liability for monetary damages arising from a breach of certain fiduciary obligations and for the indemnification of directors, officers and agents to the full extent permitted by Delaware law. These provisions generally provide for indemnification in the absence of gross negligence or willful misconduct and cannot be amended without the affirmative vote of a majority of the outstanding shares of Superior Bancorp common stock entitled to vote thereon.

By operation of law under Delaware law and Florida law, all rights to indemnification for acts or omissions occurring prior to the effective time now existing in favor of the current or former directors or officers of Kensington Bankshares as provided in its articles of incorporation or bylaws will survive the merger and will continue in effect in accordance with their terms.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Superior Bancorp and Kensington Bankshares pursuant to the foregoing provisions, the companies have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Superior Bancorp has agreed in the merger agreement that, for four years following the effective time of the merger, it will indemnify and hold harmless each of Kensington Bankshares’ present and former directors, officers and employees and those of its subsidiaries against any costs or expenses including reasonable attorneys’ fees, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger including the transactions contemplated by the merger agreement, whether asserted or claimed prior to, at or after the effective time of the merger, to the fullest extent that the person would have been indemnified pursuant to (i) Kensington Bankshares’ articles of incorporation and bylaws and (ii) any agreement, arrangement or understanding disclosed by Kensington Bankshares to Superior Bancorp in each case as in effect on the date of the merger agreement.

Kensington Bankshares has also agreed in the merger agreement that it will purchase for, and on behalf of, its current and former officers and directors, extended coverage under the current directors’ and officers’ liability insurance policy maintained by Kensington Bankshares to provide for continued coverage of such insurance for a period of four years following the effective date of the merger with respect to matters occurring prior to such date.

Share Ownership of Directors and Executive Officers

As of          , 2006, the record date for the special meeting of Kensington Bankshares stockholders, the directors and executive officers of Kensington Bankshares and Kensington Bank may be deemed to be the beneficial owners of           shares, representing     % of the outstanding shares of Kensington Bankshares common stock. See “Information About Kensington Bankshares — Stock Ownership of Principal Stockholders and Management”, beginning on page   .

As of          , 2006, the record date for the special meeting of Superior Bancorp stockholders, the directors and executive officers of Superior Bancorp may be deemed to be the beneficial owners of           shares, representing  % of the outstanding shares of Superior Bancorp common stock.

Existing Employment Agreements

On December 21, 2005, Kensington Bank entered into employment agreements with four employees. The term of each agreement begins on December 21, 2005 and ends in December 31, 2007. Although Kensington Bank may terminate the agreements at any time, if such termination is without cause, Kensington Bank must pay the terminated employee the balance of what would have been earned under the agreement within 30 days after the effective date of termination. The agreements also require that, in the event of a change in control of Kensington Bankshares, the surviving entity assume in writing Kensington Bankshares’ obligations under the agreement for period of time not to exceed the lesser of one year or the remainder of the term of the agreement. Superior Bancorp has agreed to assume all of Kensington Bankshares’ obligations under the agreements.

Lock-Up and Non-Competition Agreements

Each non-director officer of Kensington Bankshares who owns 5% or more of the outstanding voting securities of Kensington Bankshares, and each director of Kensington Bankshares, has executed a Lock-Up and Non-Competition Agreement, in which each such person agrees to vote all their shares of Kensington Bankshares common stock in favor of the merger and the merger agreement.

A form of the Lock-Up and Non-Competition Agreement is Exhibit A to the merger agreement, which is attached to this document as Annex A. This agreement may have the effect of discouraging third parties from making a proposal for an acquisition transaction involving Kensington Bankshares. The following is a brief summary of the material provisions of this agreement:

•	Each such person agrees to vote, or cause to be voted, in person or by proxy, all of the Kensington Bankshares common stock as to which the he or she has voting power, individually or jointly with other persons.

•	Each such person agrees, except for certain specific transfers set forth in the agreement, not to directly or indirectly transfer any of his or her Kensington Bankshares common stock until the vote upon the merger agreement and the merger by Kensington Bankshares stockholders has been taken or until the merger agreement has been terminated.

•	Each such person agrees that, for a period of two years following the effective date of the merger, he or she will not serve as an officer or director, or acquire 5% or more of the outstanding equity securities, of any bank or savings and loan association or bank holding company, or federal or state chartered bank, savings bank, thrift, homestead association, savings association, savings and loan association or cooperative bank that has its principal business location within the Florida counties of Hillsborough, Hernando or Pasco.

Board of Directors of Superior Bancorp and Superior Bank Following the Merger

After completion of the merger but not later than December 31, 2006, Superior Bancorp has agreed to cause to be appointed to its board of directors one person who will (a) be representative of the Tampa area market, (b) be mutually satisfactory to Superior Bancorp’s board of directors and to a majority of the persons who are members of Kensington Bankshares’ board of directors as of the business day prior to the effective date of the merger and (c) be selected in accordance with applicable law and subject to approval by any applicable regulatory agency. That person will be entitled to compensation in such capacity on the same basis as other directors.

Superior Bancorp and Kensington Bankshares have agreed that prior to the effective date of the merger, they will determine which existing members of the board of directors of Kensington Bank, if any, will remain as directors. Superior Bancorp has agreed that it will accept the resignations of any such existing members who desire to resign as of effective date of the merger. See “The Merger — The Merger Agreement — Kensington Bank”, beginning at pages   .

Public Trading Markets

Superior Bancorp common stock is listed on the NASDAQ National Market System stock exchange under the ticker symbol “SUPR”. Superior Bancorp was listed under the ticker symbol “TBNC” through May 18, 2006, when The Banc Corporation changed its name to Superior Bancorp following approval at its annual stockholders’ meeting on May 18, 2006. Kensington Bankshares common stock is not traded on any public stock exchange and any trade of its common stock occurs in privately negotiated transactions. Upon completion of the merger, all shares of Kensington Bankshares common stock will be exchanged for shares of common stock of Superior Bancorp. Superior Bancorp common stock issuable pursuant to the merger agreement will be listed on the NASDAQ National Market System.

The shares of Superior Bancorp common stock to be issued in connection with the merger will be freely transferable under the Securities Act, except for shares issued to any of our stockholders that may be deemed either to be an affiliate of (i) Kensington Bankshares at or after the effective time of the merger or (ii) Superior Bancorp at the time of its special meeting, as discussed in “— Resale of Superior Bancorp Common Stock by Affiliates” beginning on page   .

Accounting Treatment

We expect the merger to be treated for accounting and financial reporting purposes as a “purchase”, meaning that the assets and liabilities of Kensington Bankshares will be recorded at their respective estimated fair values and combined with the historical basis of Superior Bancorp, Therefore, the financial statements of Superior Bancorp issued after the merger will reflect these values from Kensington Bankshares and will not be restated retroactively to reflect the historical financial position or results of operations of Kensington Bankshares. Goodwill and/or other intangible assets may be created by the excess of the purchase price over the net fair value of Kensington Bankshares’ assets and liabilities.

The unaudited pro forma financial information contained in this joint proxy statement/prospectus has been prepared using the purchase accounting method to account for the merger. See “Pro Forma Condensed Financial Information” beginning on page   .

Certain Federal Income Tax Consequences

The following discussion is a general summary of the anticipated material United States federal income tax consequences of the exchange of Kensington Bankshares common stock for Superior Bancorp common stock pursuant to the merger. This summary does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated by the United States Treasury Department, court cases and administrative rulings in each case as in effect as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that you hold your Kensington Bankshares common stock as a capital asset within the meaning of Section 1221 of the Code. The federal income tax laws are complex and the tax consequences of the merger may vary depending upon each stockholder’s individual circumstances or tax status. Accordingly, this description is not a complete description of all of the consequences of the merger and, in particular, may not address United States federal income tax considerations that may affect the treatment of stockholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, pass-through entities or investors in such entities, holders who acquired their shares of Kensington Bankshares common stock pursuant to the exercise of an employee stock option or right, pursuant to a tax qualified retirement plan or otherwise as compensation and holders who hold Kensington Bankshares common stock as part of a “hedge”, “straddle” or “conversion transaction”). This discussion is based on laws, regulations, rulings and judicial decisions as in effect on the date of this document, without consideration of the particular facts or circumstances of any holder of Kensington Bankshares common stock. These authorities are all subject to change and any such change may be made with retroactive effect. No assurance can be given that, after any such change, this discussion would not be different.

The obligations of the parties to complete the merger are conditioned upon the receipt by each party of a tax opinion from Balch & Bingham LLP that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Balch & Bingham LLP will render its tax opinion to each of Superior Bancorp and Kensington Bankshares, subject to the limitations discussed above, on the basis of facts, representations and assumptions set forth or referred to in such opinion which are consistent with the state of facts existing at the effective time of the merger. In rendering its tax opinion, counsel will rely upon representations and covenants, including those contained in certificates of officers of Superior Bancorp and Kensington Bankshares, reasonably satisfactory in form and substance to such counsel. The opinion represents counsel’s best legal judgment, but has no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. Neither Superior Bancorp nor Kensington Bankshares has requested, nor do either of them intend to request, a ruling from the Internal Revenue Service as to the tax consequences of the merger and as a result there can be no assurances that the Internal Revenue Service will not disagree with or challenge any of the conclusions herein.

Subject to the limitations and qualifications referred to in this joint proxy statement/prospectus and assuming that the merger will be completed as described in the merger agreement and this joint proxy statement/prospectus and that the merger is treated as a reorganization within the meaning of Section 368(a) of the Code, the following are the material United States federal income tax consequences to the Kensington Bankshares stockholders:

•	the merger will constitute a “reorganization” within the meaning of Section 368 of the Code;

•	no gain or loss will be recognized by Superior Bancorp or Kensington Bankshares;

•	no gain or loss will be recognized by the stockholders of Kensington Bankshares who receive shares of Superior Bancorp’s common stock except to the extent of any taxable “boot” received by stockholders from Superior Bancorp, and except to the extent of any dividends received from Kensington Bankshares prior to the effective date of the merger;

•	the basis of Superior Bancorp’s common stock received in the merger will be equal to the sum of the basis of the shares of Kensington Bankshares common stock exchanged in the merger and the amount of gain, if any, which was recognized by the exchanging Kensington Bankshares stockholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by the stockholder in the merger;

•	the holding period of Superior Bancorp’s common stock will include the holding period of the shares of Kensington Bankshares common stock exchanged therefor if the shares of Kensington Bankshares common stock were capital assets in the hands of the exchanging Kensington Bankshares stockholder; and

•	cash received by a Kensington Bankshares stockholder in lieu of a fractional share interest of Superior Bancorp common stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Superior Bancorp common stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss, assuming the Kensington Bankshares stock was a capital asset in his or her hands as of the effective date of the merger.

A stockholder who receives cash in lieu of a fractional share of Superior Bancorp common stock in the merger will be treated for United States federal income tax purposes as if the fractional share of Superior Bancorp common stock had been received and then redeemed for cash by Superior Bancorp. A stockholder will recognize a capital gain or loss in an amount equal to the difference between the cash received and the tax basis allocable to the fractional share of Superior Bancorp common stock, unless such payment, under each such stockholder’s particular facts and circumstances, is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Code, described above.

A stockholder who receives cash for his or her Kensington Bankshares common stock because he or she exercised his or her dissenters’ rights will be treated for United States federal income tax purposes as if Superior Bancorp common stock had been received and then redeemed for cash by Superior Bancorp. A stockholder will recognize a capital gain or loss in an amount equal to the difference between the cash received and the tax basis in Superior Bancorp common stock, unless such payment, under each such stockholder’s particular facts and circumstances, is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Code, described above.

Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the Exchange Agent will be required to withhold, and will withhold, 28% of any cash payments to which a Kensington Bankshares stockholders is entitled pursuant to the merger, unless the stockholder provides the appropriate form. A stockholder should complete and sign the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the holder’s taxpayer identification number, and certification necessary to avoid backup withholding.

A stockholder of Kensington Bankshares who receives Superior Bancorp common stock and cash as a result of the merger will generally be required to retain records pertaining to the merger and will be required to file with such stockholder’s United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger as provided in Treasury Regulations Section 1.368-3(b).

A holder of Kensington Bankshares stock options will realize gross income, which will be characterized as ordinary compensation income, from the cancellation of such options pursuant to the merger agreement in an amount equal to the fair market value of Superior Bancorp common stock received in exchange for the cancellation of such options.

The foregoing is a summary discussion of material federal income tax consequences of the merger and is not a complete analysis or listing of potential tax effects relevant to a decision whether to vote in favor of approval of the merger agreement. You are urged to consult your personal tax and financial advisors as to the particular tax consequences to you of the merger, including the application of state, local and foreign tax laws and possible future changes in federal income tax laws and the interpretation thereof, which can have retroactive effects.

IRS Circular 230 Notice

To ensure compliance with the requirements of the Internal Revenue Service, we inform you that any federal tax information provided herein may not be used to avoid any federal tax penalty. Any such information provided herein is provided on the basis and with the intent that the information may not be used to avoid any federal tax penalty.

Resale of Superior Bancorp Common Stock by Affiliates

Superior Bancorp common stock to be issued to Kensington Bankshares stockholders in connection with the merger will be registered under the Securities Act. Superior Bancorp common stock received by the Kensington Bankshares stockholders upon consummation of the merger will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed an “affiliate” of Kensington Bankshares or Superior Bancorp within the meaning of Rule 145 under the Securities Act. “Affiliates” are generally defined as persons who control, are controlled by, or are under common control with Kensington Bankshares or Superior Bancorp, as the case may be. Affiliates generally include directors, certain executive officers and major stockholders of Superior Bancorp and Kensington Bankshares. In addition, affiliates of Kensington Bankshares or Superior Bancorp must sell their shares of Superior Bancorp common stock acquired in connection with the merger in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act.

In general, under Rule 145, for one year following the effective time of the merger, an affiliate (together with certain related persons) would be entitled to sell shares of Superior Bancorp common stock acquired in the merger only through unsolicited “broker transactions” or in transactions directly with a “market maker”, as such terms are defined in Rule 144 under the Securities Act. Additionally, during the one-year period, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of Superior Bancorp common stock or the average weekly trading volume of the stock during the four calendar weeks preceding such sale. Rule 145 will remain available to affiliates only if Superior Bancorp remains current with its information filings with the SEC under the Securities Exchange Act of 1934. One year after the effective time, an affiliate of Kensington Bankshares would be able to sell its shares of Superior Bancorp common stock without the manner of sale or volume limitations, provided that Superior Bancorp was current with its Securities Exchange Act information filings and such affiliate was no longer an affiliate of Superior Bancorp. Two years after the effective time, an affiliate of Kensington Bankshares would be able to sell its shares of Superior Bancorp common stock without any restrictions so long as the affiliate was not, and had not been for at least three months before selling, an affiliate of Superior Bancorp.

Kensington Bankshares has agreed in the merger agreement to use its reasonable best efforts to identify each person who may be deemed to be an affiliate for purposes of Rule 145 and to cause such persons to deliver to Kensington Bankshares, prior to the date of the Kensington Bankshares special meeting, a written agreement intended to ensure compliance with the Securities Act in connection with the sale or other transfer of Superior Bancorp common stock received in the merger.

Appraisal Rights of Kensington Bankshares Stockholders

Only stockholders of Kensington Bankshares will have dissenters’ rights of appraisal under the merger agreement. A dissenting stockholder of Kensington Bankshares must take each step in the indicated order and in strict compliance with the provisions of the law in order to perfect his or her appraisal rights. The failure of a Kensington Bankshares stockholder to comply precisely with the procedural steps on a timely basis will result in a loss of that stockholder’s appraisal rights. The following discussion is not a complete statement of the law relating to dissenters’ rights of appraisal and is qualified in its entirety in Annex B, which contains the full text of Section 607.1301 through 607.1333 of the Florida Business Corporation Act.

Pursuant to the Florida Business Corporation Act, any stockholder of record of Kensington Bankshares common stock who objects to the merger, and who fully complies with all the provisions of Section 607.1301 through 603.1333 of the Florida Business Corporation Act, will be entitled to demand and receive payment in cash of an amount equal to the fair value of his or her shares of Kensington Bankshares common stock if the merger is consummated.

Any Kensington Bankshares stockholder desiring to receive payment of the fair value of his or her Kensington Bankshares common stock in accordance with the requirements of Sections 607.1301 through 607.1333 of the Florida Business Corporation Act:

•	must deliver to Kensington Bankshares prior to the special meeting at which the vote will be taken on the merger, or at the special meeting, but before the vote is taken, written notice of intent to demand payment for his or her Kensington Bankshares shares if the merger is consummated; and

•	must not vote in favor of the merger.

A vote against the merger or abstention from voting will not by itself satisfy the notice requirements.

A stockholder must demand appraisal with respect to all of the shares registered in his or her name, except that a record stockholder may assert appraisal rights as to fewer than all of the shares registered in the record stockholder’s name but that are owned by one or more beneficial owners, if the record stockholder objects with respect to all shares owned by each dissenting beneficial stockholder. A record stockholder must notify Kensington Bankshares in writing of the name and address of each beneficial stockholder on whose behalf appraisal rights are being asserted. A beneficial stockholder may assert appraisal rights as to any shares held on behalf of the stockholder only if the stockholder submits to Kensington Bankshares the record stockholder’s written consent to the assertion of such rights before the date specified in the appraisal notice as the due date to execute and return the form, and does so with respect to all shares that are beneficially owned by the beneficial stockholder.

Within 10 days after the effective date of the merger, Superior Bancorp, as successor to Kensington Bankshares in the merger, will provide each former stockholder of Kensington Bankshares who has voted against the merger and properly provided a notice of intent to demand payment of fair value a written appraisal notice and form, which will indicate Superior Bancorp’s estimate of the fair value of Kensington Bankshares common stock, contain an offer by Superior Bancorp to pay the stockholder this estimate of fair value, and be accompanied by a copy of Superior Bancorp’s financial statements and a copy of Sections 607.1301 through 607.1333 of the Florida Business Corporation Act. The appraisal notice will provide that a stockholder may obtain information on the number of stockholders who return the appraisal form and the number of shares owned by those stockholders. It will also indicate the date by which Superior Bancorp must be notified if a stockholder wishes to withdraw from the appraisal process.

A stockholder asserting appraisal rights must execute and return the appraisal form to Superior Bancorp, as successor to Kensington Bankshares, and deposit the stockholder’s certificates in accordance with the terms of the notice, before the date specified in the appraisal notice, which will not be fewer than 40 or more than 60 days after the appraisal notice and form were sent to the stockholder. A stockholder who timely returns the form and deposits shares in accordance with the appraisal notice has no further rights as a stockholder, but only has the right to receive “fair value” for the shares in accordance with the appraisal procedures, unless the appraisal demand is withdrawn.

A stockholder who does not execute and return the form and deposit his or her certificates by the date set forth in the appraisal notice will no longer be entitled to appraisal rights, will be bound by the terms of the merger agreement and will receive the merger consideration consisting of Superior Bancorp common stock. A stockholder who complies with the terms of the notice but wishes to withdraw from the appraisal process may do so by notifying Superior Bancorp in writing no more than 20 days after the date set forth in the appraisal notice as the due date to execute and return the form. A stockholder who fails to withdraw from the appraisal process in a timely manner may not thereafter withdraw without Superior Bancorp’s written consent.

If a stockholder timely accepts the offer to pay the fair value of the shares as set forth in the appraisal notice, payment will be made within 90 days after Superior Bancorp receives the form from the stockholder. A stockholder who is dissatisfied with the offer must include in his or her returned form a demand for payment of that stockholder’s estimate of the fair value of the shares plus interest; otherwise the stockholder will be entitled to payment of only the amount offered. Interest is to be calculated at the interest rate on judgments in Florida in effect at the merger’s effective time. Once Superior Bancorp has made payment of an agreed value as described above, the stockholder will cease to have any further appraisal rights in the shares.

If Superior Bancorp and the stockholder asserting appraisal rights are unable to agree on the fair value of the shares, under Section 607.1330 of the Florida Business Corporation Act, Superior Bancorp will be required to file within 60 days after receipt of the stockholder’s demand, an appraisal action in the appropriate court in Hillsborough County. The court would be required to determine the fair value for the shares of Superior Bancorp common stock. If Superior Bancorp fails to file such proceeding within 60 days, any stockholder asserting appraisal rights may do so in the name of Superior Bancorp. All stockholders asserting appraisal rights, except for those that have agreed upon a value with Superior Bancorp, are deemed to be parties to the proceeding. In such a proceeding, the court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Superior Bancorp would be required to pay each stockholder asserting appraisal rights the amount found to be due within 10 days after final determination of the proceedings. At the court’s discretion, the judgment may include interest at a rate determined by the court. Upon payment of this judgment, the stockholder would cease to have any further appraisal rights with respect to his or her Kensington Bankshares shares.

The court in any appraisal proceeding will determine the costs and expenses (including attorneys’ and experts’ fees) of any appraisal proceeding and such costs and expenses will be assessed against Superior Bancorp. However, all or any part of such costs and expenses (including attorneys’ and experts’ fees) may be apportioned and assessed against all or some of the stockholders that request an appraisal, in such amount as the court deems equitable, if the court determines that the stockholders acted arbitrarily or not in good faith with respect to the stockholders’ appraisal rights. If the court finds that counsel for one stockholder substantially benefited other stockholders, and attorneys’ fees should not be assessed against Superior Bancorp, the court may award counsel fees to be paid out of the amounts awarded to benefited stockholders.

If you should decide to exercise your dissenter’s rights of appraisal, you must do all of the things described in this section and as set forth in Sections 607.1301 through 607.1333 of the Florida Business Corporation Act in order to preserve your appraisal rights and to receive the fair value of your shares of Kensington Bankshares common stock in cash (as determined in accordance with those provisions). If you do not follow each of the steps as described above, you will have no right to receive cash for your shares as provided for appraisal rights by the Florida Business Corporation Act. In view of the complexity of these provisions of Florida law, stockholders of Kensington Bankshares who are considering exercising their appraisal rights should consult their legal advisors.

If a Kensington Bankshares stockholder fails to comply with any requirements of the provisions relating to dissenters’ rights of appraisal that failure will result in a forfeiture of such rights.

References in the foregoing discussion to applicable statutes are summaries of portions of those statutes, do not purport to be complete and are qualified in their entirety by reference to applicable law. Sections 607.1301 through 607.1333 of the Florida Business Corporations Act are attached to this joint proxy statement/prospectus as Annex B. You are urged to read Annex B carefully if you intend to exercise your dissenters’ rights of appraisal.

Exchange of Certificates

As promptly as practicable, but in no case later than 15 business days after the effective date of the merger, Computerserve (the “Exchange Agent”) will mail to each Kensington Bankshares stockholder of record (1) the election form, (2) a letter of transmittal and (3) instructions for use in effecting the surrender of the certificates representing shares of Kensington Bankshares common stock in exchange for certificates representing shares of Superior Bancorp common stock. The letter of transmittal will specify that delivery will be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates to Superior Bancorp. When a Kensington Bankshares stockholder surrenders his or her certificate to the Exchange Agent, together with a properly completed letter of transmittal, and any other documents as may be necessary, that stockholder will receive in exchange a certificate representing that number of whole shares of Superior Bancorp common stock which that stockholder is entitled, if any, and a check for the amount to be paid instead of any fractional share of Superior Bancorp common stock. The Exchange Agent will deliver the merger consideration to Kensington Bankshares stockholders within ten business days of receipt of their certificates of Kensington Bankshares common stock, duly executed and in property form for transfer.

If a prior transfer of ownership of Kensington Bankshares common stock is not registered in the transfer records of Kensington Bankshares, a certificate representing the proper number of shares of Superior Bancorp common stock may be issued to a person other than the person in whose name the certificate so surrendered is registered, if the certificate will be properly endorsed or otherwise be in proper form for transfer and the person requesting the issuance will pay any transfer or other taxes required by reason of the issuance of shares of Superior Bancorp common stock to a person other than the registered holder of the certificate or establish to the satisfaction of Superior Bancorp that such tax has been paid or is not applicable.

Until surrendered as contemplated by the merger agreement, each certificate will be deemed at any time after the effective time to represent only the right to receive such stockholder’s pro rata share of the merger consideration under the terms of the merger agreement. No interest will be paid or will accrue on any cash payable in lieu of any fractional shares of Superior Bancorp common stock. After the merger is completed, to the extent permitted by law, holders of record of Kensington Bankshares common stock at the time we complete the merger will be entitled to vote at any meeting of Superior Bancorp stockholders the number of shares of Superior Bancorp common stock into which their respective shares of Kensington Bankshares common stock are converted after the effective time, regardless of whether such holders have received their certificates representing Superior Bancorp common stock in accordance with the merger agreement.

No dividend or other distribution payable after the completion of the merger with respect to Superior Bancorp common stock will, however, be paid to the holder of any unsurrendered Kensington Bankshares certificate until the holder properly surrenders such certificate along with the properly completed transmittal materials. Upon surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid instead of any fractional share interest will be delivered to such stockholder, in each case without interest. No certificates or scrip representing fractional shares of Superior Bancorp common stock will be issued upon conversion of Kensington Bankshares common stock, and the fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Superior Bancorp. Notwithstanding any other provision of the merger agreement, each holder of Kensington Bankshares common stock exchanged pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of Superior Bancorp common stock will receive cash instead of fractional shares of Superior Bancorp common stock.

At the effective time of the merger, Kensington Bankshares stockholders will cease to be, and will have no rights as, Kensington Bankshares stockholders other than:

•	the right to receive the number of shares of Superior Bancorp common stock into which the shares of Kensington Bankshares common stock have been converted or, if elected, cash,

•	the right to receive any fractional share payment,

•	the right to receive any dividends or other distributions to which they may be entitled under the merger agreement, or

•	the right to perfect dissenters’ rights of appraisal, if such have been properly exercised.

None of Superior Bancorp, Kensington Bankshares or the Exchange Agent will be liable to any holder of Kensington Bankshares common stock for any shares of Superior Bancorp common stock or any related dividends or other distributions or cash in lieu of fractional shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Exchange of Kensington Bankshares Options

The merger agreement provides that, at the effective time of the merger, each outstanding option to purchase Kensington Bankshares common stock shall be cancelled, and each holder of such options will be entitled to receive in exchange the right to receive the number of shares of Superior Bancorp common stock equal to the amount resulting when (1) the number of options held by a holder is multiplied by the “Per Option Value” (as calculated directly below) and (2) the resulting amount is divided by $11.43; provided, however, that no fractional shares of Superior Bancorp common stock will be issued and the number of shares of Superior Bancorp common stock to be issued, if a fractional share exists, will equal the number of whole shares obtained by rounding down to the nearest whole share. The term “Per Option Value” means (1) $18.2880 less (2) the exercise price for each share of Kensington Bankshares common stock subject to such option. As promptly as practicable after the effective date of the merger, Superior Bancorp shall have shares of Superior Bancorp common stock issued to each holder of a Kensington Bankshares option who has executed a termination agreement. It is a condition of Superior Bancorp’s obligation to consummate the merger that each holder of a Kensington Bankshares option shall have executed an agreement to cancel such option as of the effective date of the merger. Such holder of a Kensington Bankshares option will receive, in exchange for such termination agreement, a certificate representing that number of whole shares of Superior Bancorp common stock which that holder of Kensington Bankshares option is entitled.

Until cancelled as contemplated by the merger agreement, each option will be deemed at any time after the effective time to represent only the right to receive such option merger consideration under the terms of the merger agreement.

INFORMATION ABOUT SUPERIOR BANCORP

General

Superior Bancorp is a Delaware-chartered thrift holding company headquartered in Birmingham, Alabama. Superior Bancorp was known as The Banc Corporation until May 18, 2006, when its stockholders voted to change its name to Superior Bancorp. Superior Bancorp offers a broad range of banking and related services in 26 locations in Alabama and the Florida panhandle through Superior Bank (formerly The Bank), its principal subsidiary. Superior Bancorp had assets of approximately $1.432 billion, loans of approximately $977.6 million, deposits of approximately $1.078 billion and stockholders’ equity of approximately $105.8 million at March 31, 2006. Its principal executive offices are located at 17 North 20th Street, Birmingham, Alabama 35203, and telephone number is (205) 327-1400.

Superior Bancorp was founded in 1997 and completed its initial public offering in December 1998. Beginning in the fall of 1998, Superior Bancorp grew through the acquisition of various financial institutions in Alabama and Florida. Superior Bancorp’s growth activities have most recently focused on increasing its market share in Alabama, especially in the Birmingham- and Huntsville-area markets, and in the eastern panhandle of Florida.

In January 2005, Superior Bancorp began the transition from its founding management team to a new senior management team composed of veteran bankers with a strong operational track record and a history of enhancing stockholder value. During the remainder of 2005, Superior Bancorp completed that management transition. In addition, in November 2005 Superior Bancorp converted its principal subsidiary, now known as Superior Bank, from an Alabama state-chartered bank to a federally chartered thrift under the regulation of the Office of Thrift Supervision. Superior Bancorp believes that this conversion will allow greater flexibility in its operations, as well as allowing Superior Bank to operate efficiently under a single regulatory system rather than the dual federal/state regulatory system that had been applicable to it.

On March 6, 2006, Superior Bancorp announced that it had signed a definitive agreement to merge with Kensington Bankshares, Inc. Kensington Bankshares is the holding company for First Kensington Bank, a Florida state bank with nine branches in the Tampa Bay area. Under the terms of the merger agreement, Superior Bancorp has agreed to issue 1.60 shares of its common stock for each share of Kensington Bankshares common stock. Based on recent closing prices per share for Superior Bancorp common stock, the transaction would be valued at approximately $71.2 million. The actual value at consummation will be based on Superior Bancorp share price at that time. The Tampa Bay area would be Superior Bancorp’s largest market and has a higher projected population growth than any of Superior Bancorp’s current banking markets. Completion of the merger is subject to approval by the stockholders of both corporations, to the receipt of required regulatory approvals and to the satisfaction of usual and customary closing conditions.

On April 29, 2006, Superior Bancorp and Community Bancshares, Inc. entered into a definitive agreement under which Community Bancshares will merge with and into Superior Bancorp in a stock transaction valued at approximately $99 million based on current market prices of Superior Bancorp common stock. Under the terms of the merger agreement, Superior Bancorp will exchange 0.8974 shares of its common stock for each share of Community Bancshares common stock, subject to adjustment as provided in the merger agreement. In addition, Community Bankshares stockholders could receive a special cash dividend of up to $0.50 per share, with a maximum of $4.4 million in the aggregate, payable and consummation of the transaction subject to various conditions specified in the merger agreement. Completion of the merger is subject to approval of the transaction by the stockholders of both companies, to the receipt of required regulatory approvals and to the satisfaction of usual and customary closing conditions.

Strategy

Operations.  Superior Bancorp focuses on small- to medium-sized businesses, as well as professionals and individuals, emphasizing its local decision-making, effective response time and personalized service. As a result, Superior Bancorp conducts its business on a decentralized basis with respect to deposit gathering and most credit decisions, emphasizing local knowledge and authority to make these decisions. Superior Bancorp supplements this decentralized management approach with centralized loan administration, policy oversight, credit review, audit, asset/liability management, data processing, human resources and risk management systems. Superior Bancorp implements these standardized administrative and operational policies at each of its locations while retaining local management and advisory directors to capitalize on their knowledge of the local community.

Products and Services.  Superior Bank provides a wide range of retail and small business services, including noninterest-bearing and interest-bearing checking, savings and money market accounts, negotiable order of withdrawal (“NOW”) accounts, certificates of deposit and individual retirement accounts. In addition, Superior Bank offers an extensive array of real estate, consumer, small business and commercial real estate loan products. Other financial services include annuities, automated teller machines, debit cards, credit-related life and disability insurance, safety deposit boxes, internet banking, bill payment and telephone banking. Superior Bank attracts primary banking relationships through the customer-oriented service environment created by Superior Bank’s personnel combined with competitive financial products.

Market Areas.  Currently, Superior Bancorp’s primary markets are located in northern and central Alabama and the panhandle of Florida. If its merger with Kensington Bankshares is approved and completed, Superior Bancorp will have established a presence in the Tampa Bay, Florida area which will be larger than any of its current markets. If its merger with Community Bancshares is approved and completed, Superior Bancorp will have an expanded presence and broadened services in Alabama.

Superior Bancorp is headquartered in Birmingham, Alabama. Superior Bancorp also currently has branches in:

Alabama		Florida

Albertville	Andalusia	Altha
Boaz	Childersburg	Apalachicola
Decatur	Frisco City	Blountstown
Gadsden	Guntersville	Bristol
Huntsville	Kinston	Carrabelle
Madison	Monroeville	Mexico Beach
Mt. Olive	Opp	Port St. Joe
Rainbow City	Samson
Sylacauga	Warrior

In addition to these branches, Superior Bancorp operates loan production offices in Montgomery, Alabama, and Panama City and Tallahassee, Florida.

Growth.  Superior Bancorp’s future growth depends primarily on the expansion of the business of its primary wholly owned subsidiary, Superior Bank. That expansion will depend on internal growth and the opening of new branch offices in new and existing markets. Superior Bank also plans to engage in the strategic acquisition of other financial institutions and branches that have relatively high earnings and low-cost deposits or that it believes to have growth potential, such as the Kensington Bankshares and Community Bancshares transactions described above. Superior Bancorp’s ability to increase profitability and grow internally depends primarily on its ability to attract and retain low-cost and core deposits coupled with the continued opportunity to generate high-yielding, quality loans. Superior Bancorp’s ability to grow profitably through the opening or acquisition of new branches will depend primarily on, among other things, its ability to identify profitable, growing markets and branch locations within such markets, attract necessary deposits to operate such branches profitably and identify lending and investment opportunities within such markets.

Superior Bancorp periodically evaluates business combination opportunities and conduct discussions, due diligence activities and negotiations in connection with those opportunities. As a result, Superior Bancorp may pursue business combination transactions involving cash, debt or equity securities from time to time. Any future business combination or series of business combinations that Superior Bancorp might undertake may be material to its business, financial condition or results of operations in terms of assets acquired or liabilities assumed. Any future acquisition is subject to approval by the appropriate regulatory agencies.

Available Information

Superior Bancorp maintains an Internet website at www.superiorbank.com. Superior Bancorp makes available free of charge through its website various reports that Superior Bancorp files with the SEC, including its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports which are incorporated herein by reference. These reports are made available as soon as reasonably practicable after these reports are filed with, or furnished to, the SEC. From its home page at www.superiorbank.com, go to and click on “Investor Relations” and click on “SEC Filings” to access these reports. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” beginning on page   .

INFORMATION ABOUT KENSINGTON BANKSHARES

General

Kensington Bankshares is registered as a bank holding company under the Bank Holding Act of 1956, as amended, and subject to the supervision and regulation of the Federal Reserve System. Kensington Bankshares was incorporated under the laws of the State of Florida on January 26, 2001, and it commenced operations in January 2002, when it acquired all of the outstanding shares of common stock of Kensington Bank through an exchange offer. Kensington Bank is the principal asset and the only subsidiary of Kensington Bankshares.

Kensington Bank was incorporated as a state-chartered bank on December 8, 1999, under the laws of the State of Florida, and it began operations on February 28, 2000. Kensington Bank is subject to the supervision and regulation of the Federal Deposit Insurance Corporation and the Florida Office of Financial Regulation. Kensington Bank conducts its business operations under the management of its officers, who have substantial authority in making decisions regarding investments, loan policies, interest rates and service charges.

Kensington Bank conducts a commercial banking business through its twelve office locations, its main office and branch offices located in Hernando County, Pasco County, and Hillsborough County, Florida. Hernando, Pasco and Hillsborough Counties, located on the Gulf of Mexico, are the bank’s primary service area.

Kensington Bank offers a variety of consumer and commercial banking services to individuals and businesses. As a community bank, Kensington Bank’s management has placed special emphasis on the importance of individualized attention to its customers. The business of Kensington Bank consists primarily of attracting deposits from the general public and applying those funds to investments in securities, originating loans for the purchase, construction, financing and refinancing of commercial and residential real estate in its primary service area and originating various types of collateralized and uncollateralized consumer loans. Kensington Bank’s income is derived primarily from the interest and fees earned in connection with its lending activities, interest from investment securities and short-term investments. Its main expenses are the interest paid on deposits and operating expenses. Kensington Bank does not offer trust services. The deposits of Kensington Bank are insured by the Federal Deposit Insurance Corporation up to the maximum limits permitted by federal law.

Kensington Bank encounters vigorous competition in the banking industry in its primary service area. Kensington Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries operating in and around its primary service area. Most of the competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits, and may offer certain services, such as trust services, that Kensington Bank does not currently provide. In addition, many of the bank’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and state chartered banks. Kensington Bank’s principal competitors are branches of major regional holding company banks, which, for the most part, are headquartered in Florida, Alabama, Georgia and North Carolina.

Despite the level of competition, management believes that Kensington Bank is well positioned to compete successfully in its primary service area, although no assurances can be given that it will be successful.

Employees

As of December 31, 2005, Kensington Bankshares and Kensington Bank had 58 employees. Management believes that its employee relations have been and continue to be good. No employees are represented by any union or similar group and Kensington Bankshares and Kensington Bank have never experienced any strike or labor dispute.

Property

Kensington Bankshares’ main office is located at 13246 North Dale Mabry Highway, Tampa, Florida 33624. Kensington Bank also either owns or leases branch facilities at the following addresses:

1300 Pinehurst Drive, Spring Hill, Florida 34606
14363 Spring Hill Drive, Spring Hill, Florida 34609
4842 State Road 674, Sun City Center, Florida 33573
1311 Aston Gardens Court, Sun City Center, Florida 33573
231 Courtyards Boulevard, Sun City Center, Florida 33573
101 Trinity Lakes Drive, Sun City Center, Florida 33573
8623 Regency Park Boulevard, Port Richey, Florida 34668
4010 Little Road, New Port Richey, Florida 34655
1932 Bruce B. Downs, Wesley Chapel, Florida 33543
2440 Sunset Point Road, Clearwater, Florida 33765
36301 U.S. Highway 19N, Palm Harbor, Florida 34684

Regulation and Supervision

Kensington Bankshares is a registered bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956 and by the Florida Office of Financial Regulation. Kensington Bankshares’ subsidiary bank is a Florida state-chartered bank subject to primary federal regulation and examination by the FDIC and, in addition, is regulated and examined by the Florida Division of Financial Institutions. Numerous other federal and state laws, as well as regulations promulgated by the Federal Reserve Board, the Florida banking regulators and the FDIC, govern almost all aspects of the operations of Kensington Bank.

Capital Requirements

Kensington Bankshares is required to comply with the capital adequacy standards established by the Federal Reserve Board, and Kensington Bank must comply with similar capital adequacy standards established by the FDIC.

There are two basic measures of capital adequacy for bank holding companies and their banking subsidiaries that have been promulgated by the Federal Reserve Board and the FDIC: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company or a bank to be considered in compliance.

The bank regulatory agencies use a risk-adjusted calculation to aid them in their determination of capital adequacy by weighting assets based on the credit risk associated with on- and off-balance sheet assets. Capital is categorized into two types, Tier 1 and Tier 2.

In addition to the risk-based capital standards, a minimum leverage ratio (also referred to as the Tier 1 leverage ratio) of 4% is required for the highest-rated financial holding companies that are not undertaking significant expansion programs. An additional 1% to 2% may be required for other companies, depending upon their regulatory ratings and expansion plans. The leverage ratio is defined as Tier 1 capital divided by quarterly average assets, net of certain intangibles.

At December 31, 2005, Kensington Bankshares’ total risk-based capital ratio was 16.59%, its Tier 1 capital ratio was 15.99% and its Tier 1 leverage ratio was 9.75%. Each of these ratios exceeds the current requirements under the Federal Reserve Board’s capital guidelines, and as described below, Kensington Bankshares is considered “well-capitalized”.

Kensington Bank is subject to similar risk-based and leverage capital requirements adopted by the FDIC, and it was in compliance with the applicable minimum capital requirements as of December 31, 2005.

Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits and other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See “Prompt Corrective Action” below.

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system the federal banking regulators are required to rate supervised institutions on the basis of five capital categories as described below. The federal banking regulators are also required to take mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the Federal Deposit Insurance Corporation Improvement Act requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

Under the Federal Deposit Insurance Corporation Improvement Act, the Federal Reserve Board, the FDIC, the Office of the Comptroller of the Currency and the Office of Thrift Supervision have adopted regulations setting forth a five-tier scheme for measuring the capital adequacy of the financial institutions they supervise. Under the regulations, an institution would be placed in one of the following capital categories:

•	Well Capitalized — an institution that has a Total risk-based capital ratio of at least 10%, a Tier 1 capital ratio of at least 6% and a Tier 1 leverage ratio of at least 5%;

•	Adequately Capitalized — an institution that has a Total risk-based capital ratio of at least 8%, a Tier 1 capital ratio of at least 4% and a Tier 1 leverage ratio of at least 4%;

•	Undercapitalized — an institution that has a Total risk-based capital ratio of under 8%, a Tier 1 capital ratio of under 4% or a Tier 1 leverage ratio of under 4%;

•	Significantly Undercapitalized — an institution that has a Total risk-based capital ratio of under 6%, a Tier 1 capital ratio of under 3% or a Tier 1 leverage ratio of under 3%; and

•	Critically Undercapitalized — an institution whose tangible equity is not greater than 2% of total tangible assets.

The regulations permit the appropriate federal banking agency to downgrade an institution to the next lower category if the regulator determines (1) after notice and opportunity for hearing or response, that the institution is in an unsafe or unsound condition or (2) that the institution has received and not corrected a less-than-satisfactory rating for any of the categories of asset quality, management, earnings or liquidity in its most recent examination. Supervisory actions by the appropriate federal banking regulator depend upon an institution’s classification within the five categories. Kensington Bankshares’ management believes that Kensington Bankshares and Kensington Bank have the requisite capital levels to qualify as well capitalized institutions under the Federal Deposit Insurance Corporation Improvement Act regulations.

The Federal Deposit Insurance Corporation Improvement Act generally prohibits a depository institution from making any capital distribution, including payment of a dividend, or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution’s holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution’s assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

Safety and Soundness Standards

The Federal Deposit Insurance Act, as amended by the Federal Deposit Insurance Corporation Improvement Act and the Riegle Community Development and Regulatory Improvement Act of 1994, requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits and such other operational and managerial standards as the agencies deem appropriate. The federal bank regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards under the Federal Deposit Insurance Corporation Improvement Act. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. The federal banking agencies determined that stock valuation standards were not appropriate. In addition, the agencies have adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvement Act. See “Prompt Corrective Action” above. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Act permits bank holding companies that elect to become a federal holding company to engage in a wider range of non-banking activities, including greater authority to engage in securities and insurance activities than was the case prior to its enactment in 1999. Kensington Bankshares has not elected to be treated as a financial holding company.

USA Patriot Act

The USA Patriot Act of 2001 substantially broadens anti-money laundering legislation and the extraterritorial jurisdiction of the United States, imposes new compliance and due diligence obligations, creates new crimes and penalties, compels the production of documents located both inside and outside the United States, including those of foreign institutions that have a correspondent relationship in the United States, and clarifies the safe harbor from civil liability to customers. The U.S. Treasury Department has issued a number of regulations implementing the USA Patriot Act that apply certain of its requirements to financial institutions such as our banking and broker-dealer subsidiaries. The regulations impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

In addition to the enactments discussed above, there have been a number of legislative and regulatory proposals that would have an impact on bank holding companies and their financial institution and nonbank subsidiaries. It is impossible to predict whether or in what form these proposals may be adopted in the future and if adopted, what their effect will be.

Legal Proceedings

There were no material legal proceedings as of December 31, 2005.

Market for Common Equity and Related Stockholder Matters

There is no trading market for the common stock of Kensington Bankshares. Kensington Bankshares acts as its own transfer agent. As of December 31, 2005, the approximate number of record stockholders was 370.

Kensington Bankshares paid its first cash dividends in 2005 amounting to a total of $.45 per share. Future payment of dividends by Kensington Bankshares is necessarily dependent upon adequate earnings of Kensington Bank. The ability of Kensington Bank to pay cash dividends is, in turn, regulated by federal and state statutes and regulations and is also affected by national and local economic conditions and other pertinent conditions. In January 2006, Kensington Bankshares paid its stockholders a quarterly cash dividend of $.15 per share plus a year-end bonus cash dividend of $.05 per share for a total cash dividend of $.20 per share. This dividend was declared and recorded in December 2005.

Management of Kensington Bankshares

The following table sets forth the names and ages of the directors and executive officers of Kensington Bankshares and Kensington Bank, the positions and offices that each director and executive officer, and the period during which each served in such positions and offices.

		Position
		Kensington	Kensington
Name	Age	Bankshares	Bank

Gerald K. Archibald (1) (3) (4)(5)	66	President, Chief Executive Officer and Chairman	President, Chief Executive Officer and Chairman
William R. Bender, Jr.(1) (2) (3)(4)	59	Secretary and Treasurer	Executive Vice President and Chief Financial Officer, Secretary and Director
Gary L. Blackwell (1) (3) (4)(5*)	62	Director	Director
Bryan Gates (2)(5)	62		Director
Ronald S. Hockman (1)(2)	54	Director	Director
D. Dewey Mitchell (1) (2)(5)	49	Director	Director

*	Alternate

(1)	Member of Executive Committee of Kensington Bank.

(2)	Member of Audit Committee of Kensington Bank. The Audit Committee assists the board of directors in such areas as accounting and financial reporting practices, internal controls and compliance with financial policies of Kensington Bank.

(3)	Member of the Executive Management Loan Committee of Kensington Bank.

(4)	Member of Investment Committee of Kensington Bank.

(5)	Member of Compensation Committee of Kensington Bank.

Directors of Kensington Bankshares are elected for one-year terms. Kensington Bank has a staggered board and its directors are elected for three-year terms.

Gerald K. Archibald.  Mr. Archibald may be deemed the founder of Kensington Bankshares and Kensington Bank and has been President, Chief Executive Officer and Chairman of the Board of each since their inception. Mr. Archibald began his career in banking in 1961 as a bank examiner with the State of Florida. In 1967, Mr. Archibald began work for Peoples Bank, Tampa, Florida serving as Executive Vice President/Cashier. Mr. Archibald served as President, Chief Executive Officer, and Chairman of Village Bank of Florida from 1985 to 1998 it was sold to Regions Bank. Mr. Archibald resides in Lutz, Florida.

William R. Bender, Jr.  Mr. Bender has been the Secretary and Treasurer of Kensington Bankshares since its inception and Executive Vice President, Chief Financial Officer and director of Kensington Bank since its inception. Prior thereto, Mr. Bender was Senior Executive Vice President and Chief Financial Officer of Village Bank of Florida from 1985 to 1998 when it was sold to Regions Bank. Mr. Bender is a graduate of the University of South Florida and prior to joining Village Bank worked as a bank examiner with the State of Florida from 1974 to 1985. Mr. Bender resides in Tampa, Florida.

Gary L. Blackwell.  Mr. Blackwell has been a real estate developer, builder and investor for over 39 years in the Tampa Bay area. Mr. Blackwell holds a real estate license, general contractor, electrical contractor and plumbing contractor licenses. Mr. Blackwell has served as a director on the boards of Ellis First National Bank, New Port Richey, Florida; Bank of Pasco County, New Port Richey, Florida; First National Bank of the South, Wesley Chapel, Florida; and Village Bank of Florida, Tampa, Florida. Mr. Blackwell has been a director of Kensington Bankshares and Kensington Bank since each company’s inception. Mr. Blackwell resides in New Port Richey, Florida.

Bryan Gates.  Mr. Gates is a federally authorized tax practitioner, tax advisor and since 1973 is the owner of Tax Analysis Advisory Services, Inc. From 1963 to 1972, Mr. Gates served with the Internal Revenue Service in a variety of positions. Mr. Gates has written and lectured extensively on tax issues. In addition, Mr. Gates has both authored and edited several authoritative tax guides. Mr. Gates is a graduate of Florida State University, Tallahassee, Florida and also holds a real estate broker’s license. Mr. Gates has been a director of Kensington Bank since its inception. Mr. Gates resides in Clearwater, Florida.

Ronald S. Hockman.  Mr. Hockman has been involved in the field of insurance since completing his military career as a member of the U.S. Navy in 1972. In 1977, Mr. Hockman joined the Harmon Insurance Agency, Inc. as an insurance agent and in 1981 he purchased the company. The company is now known as Hockman Lackey Insurance, Inc. and specializes in commercial and industrial insurance. Mr. Hockman has been a director of Kensington Bankshares and Kensington Bank since January 2002. Mr. Hockman resides in Tampa, Florida.

D. Dewey Mitchell.  Mr. Mitchell is a realtor and has been President of Prudential Tropical Realty in New Port Richey, Florida since 1984. Mr. Mitchell is a graduate of the University of Alabama in Tuscaloosa, Alabama and holds a Certified Commercial Investment Member certification from the National Association of Realtors. Mr. Mitchell served as a director of Village Bank of Florida from 1990 to 1992 and as a director of Barnett Bank of Pasco from 1992 to 1998. Mr. Mitchell has been a director of Kensington Bankshares and Kensington Bank since each company’s inception. Mr. Mitchell resides in New Port Richey, Florida.

Key Employees

Arthur E. Williams, 64, has been employed by Kensington Bank since September 2000 and currently serves as Senior Vice President and Chief Operations Officer and is responsible for all areas of Kensington Bank’s operations. Prior to joining Kensington Bank, Mr. Williams was Vice President of Operations for Mercantile Bank Leasing in St. Petersburg, Florida from October 1997 to September 2000. From January 1989 to September 1996, Mr. Williams served as Senior Vice President and Senior Operations Officer at The Village Bank of Florida in Tampa, Florida. Mr. Williams holds a Bachelor Degree in Management from the University of South Florida, Tampa, Florida.

Michael R. Nemetz, 56, has been employed by Kensington Bank since November 2001. He currently serves as a Senior Vice President and Loan Officer and is responsible for developing corporate, commercial, and real estate loan activity. Prior to moving to Florida, Mr. Nemetz served as an officer and commercial lender for several banks in Connecticut and Ohio. From December 1999 to June 2001, Mr. Nemetz was a Vice President and Commercial Lender for The Terrace Bank of Florida in Tampa, Florida. Mr. Nemetz holds a Bachelor of Arts Degree from Sacred Heart University in Fairfield, Connecticut.

Stock Option Plan

Kensington Bankshares adopted an Incentive and Non-Statutory Stock Option Plan (the “Plan”) effective April 9, 2001, as amended effective November 2, 2005, under which 600,000 shares of common stock were reserved for issuance upon exercise of stock options. The plan is designed as a means to retain and motivate key employees. The board of directors administers and interprets the plan. Options may be granted to all employees and directors of Kensington Bankshares and Kensington Bank, and others who perform services for Kensington Bankshares and Kensington Bank.

The Plan provides for the granting of both incentive stock options (as defined in Section 422 of the Internal Revenue Code) and non-statutory (non-incentive) stock options. Options are granted under the Plan on such terms and at such prices as determined by the board of directors, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the common stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no option may be exercisable after the expiration of five years from the date of grant. Options granted under the Plan are not transferable other than by will or by the laws of descent and distribution.

In December 2005, options were granted to directors for the purchase of 150,000 shares of common stock and to employees for the purchase of 61,650 shares of common stock. These options are exercisable at $8.50 per share, the fair market value on the date of grant as determined by the board of directors at approximately 115% of book value. In addition, all options expire five years from the date of grant and become exercisable 10% for the first three years from date of grant and fully vested and exercisable four years from date of grant.

The following table summarizes certain information about the Plan as of December 31, 2005.

Number of Securities
	Number of Securities	Weighted-Average	Remaining Available
	to Be Issued upon	Exercise Price of	for Future Issuance
	Exercise of	Outstanding Options,	Under Equity
Plan Category	Outstanding Options	Warrants and Rights	Compensation Plans

Equity Compensation Plan Approved by Security Holders
Incentive and Non-Statutory Stock Option Plan	328,750	$8.14	270,750

Executive Compensation

Kensington Bankshares pays no compensation to its executive officers. All compensation is paid by Kensington Bank. The following table provides information with respect to aggregate direct remuneration paid by Kensington Bank to the officers listed below whose aggregate remuneration from Kensington Bank exceeded $100,000 during 2005, 2004, and 2003. Remuneration information is also provided with respect to Kensington Bank’s executive officers as a group.

	Annual Compensation
					Long Term
					Compensation
					Award/Shares
					Underlying
Name and Principal Position	Year	Salary		Bonus	Options Granted

Gerald K. Archibald	2005	$261,368	(2)	$25,000	30,000
President (1) President and CEO of	2004	198,265		25,000	5,000
Kensington Bankshares and Kensington Bank	2003	187,750		25,000	5,000
Arthur E. Williams	2005	100,044		3,000	25,000
Senior Vice President and Chief Operations	2004	—		—	17,500
Officer of Kensington Bank	2003	—		—	17,500
Michael Nemetz	2005	95,907		5,000	12,500
Senior Vice President of Kensington Bank	2004	—		—	7,500
	2003	—		—	7,500

(1)	Kensington Bank has a $500,000 key-man life insurance policy on Mr. Archibald, payable to Kensington Bank.

(2)	Includes directors’ fees of $21,000 in 2005, $12,750 in 2004 and $12,750 in 2003. Directors of Kensington Bankshares and Kensington Bank receive a fee of $1,000 per board meeting and $250 per bank committee meetings attended.

Option Grants In Last Fiscal Year

	Number of Securities	Percent of Total Options
	Underlying	Granted to Employees in	Exercise	Expiration
Name	Options Granted	Fiscal Year	Price	Date

Gerald K. Archibald	25,000	40.5%	$8.50	December 2010
Arthur E. Williams	7,500	12.2%	8.50	December 2010
Michael Nemetz	5,000	8.1%	8.50	December 2010

Year End Option Values

	Number of Securities	Value of Unexercised
	Underlying	In-the-Money Options(1)
	Unexercised Options	at Year-End
Name	Exercisable/Unexercisable	Exercisable/Unexercisable

Gerald K. Archibald	1,500/28,500	$11,250/$238,750
Arthur E. Williams	4,500/20,500	$3,375/$161,250
Michael Nemetz	1,750/10,750	$13,125/$85,625

(1)	Includes options granted in December 2005 at $8.50/share considered to be at market value.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth as of December 31, 2005, information with respect to the beneficial ownership of Kensington Bankshares common stock by (i) each person who is known by Kensington Bankshares to be the beneficial owner of more than 5% of Kensington Bankshares’ outstanding shares of common stock, (ii) each director and executive officer of Kensington Bankshares and (iii) all directors and executive officers of Kensington Bankshares as a group. Unless otherwise indicated, each of the stockholders listed below has sole voting and investment power with respect to the shares of common stock beneficially owned.

	Number and
	Percent of Shares
	Beneficially Owned
Name and Address	Number	Percent

Gerald K. Archibald(a)	304,977	7.14
William R. Bender, Jr.(a)	19,250	0.50
Gary L. Blackwell	274,372	7.39
6915 SR 54
New Port Richey, Florida 34653
Ronald S. Hockman	164,827	4.44
3438 Colwell Avenue
Tampa, Florida 33614
D. Dewey Mitchell	158,894	4.28
4532 US Highway 19, 2nd Floor
New Port Richey, Florida 34652
Carl Minieri	200,000	5.39
29656 US Highway 19 No.
Clearwater, Florida 33761
Joseph Idicula, M.D.	200,000	5.39
10065 Cortez Boulevard
Brooksville, Florida 34613
Director and executive officers as a group (5 persons)	922,320	24.85

(a)	The address of Messrs. Archibald and Bender is the address of Kensington Bankshares executive offices, 13246 N. Dale Mabry Highway, Tampa, Florida 33618.

Certain Relationships and Related Transactions

Kensington Bankshares directors and their affiliates, including corporations and firms of which they are officers or in which they and/or their families have an ownership interest, are customers of Kensington Bank. These persons, corporations and firms have had transactions in the ordinary course of business with Kensington Bank, including borrowing of material amounts, all of which, in the opinion of management, were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and did not involve more than normal risk of collectability or present other unfavorable features. The aggregate amount of loans outstanding by Kensington Bank to directors, officers and related parties of Kensington Bankshares and Kensington Bank as of December 31, 2005, was $1,438,837.

All such transactions conform to the restrictions and limitations imposed by the Financial Institutions Regulatory and Interest Rate Control Act of 1978. For a discussion of the restrictions and limitations imposed by that act, see “Description of Business — Supervision and Regulation.”

STATISTICAL INFORMATION ABOUT KENSINGTON BANKSHARES

The following tables and schedules contain statistical information concerning the financial condition and operations of Kensington Bankshares for the period or periods or as of the date or dates indicated in each table or schedule.

Average Daily Balance Sheets

The following table shows Kensington Bankshares balances of assets, liabilities and capital computed on an average daily basis.

Table 1

Average Daily Balance Sheet

	Year Ended December 31,
	2005	2004	2003
	(In thousands)

Assets:
Cash and due from banks	$4,326	$3,420	$2,571
Federal funds sold	2,722	3,541	3,404
Taxable securities	164,925	183,750	174,003
Loans (Net)	112,315	94,852	87,873
Premises and equipment (Net)	3,138	2,594	2,715
Other	2,628	2,722	2,727

Total Assets	$290,054	$290,879	$273,293

Liabilities and equity:
Non-interest-bearing demand deposits	$32,398	$22,318	$13,561
Interest-bearing demand deposits	31,740	36,981	22,944
Savings deposits	15,440	15,647	11,196
Other time deposits	171,968	183,541	190,393

Total deposits	251,546	258,487	238,094

Other borrowed funds	10,426	6,546	11,654
Other liabilities	786	456	573
Stockholders’ equity	27,296	25,390	22,972

Total Liabilities and Stockholders’ Equity	$290,054	$290,879	$273,293

Income and Average Yield on Interest Earning Assets and Interest Expense and Average Rate on Interest Bearing Liabilities

The following table shows the interest income and average yield on interest earning assets and the interest expense and average rate on interest-bearing liabilities for the periods indicated. The calculations of average yields or rates are based upon the average daily balances. The yield on loans is calculated on average loans gross of unearned fees and the allowance for possible credit losses.

Table 2

Interest Income and Expenses

	Year Ended December 31,
	2005		2004		2003
	Interest	Avg. Rate	Interest	Avg. Rate	Interest	Avg. Rate
	(Dollars in thousands)

Assets:
Taxable securities	$7,603	4.61%	$7,513	4.09%	$6,916	3.97%
Loans	8,374	7.39%	6,616	6.91%	6,392	7.20%
Federal funds sold	81	2.98%	45	1.27%	38	1.12%

Total interest — earning assets	$16,058	5.72%	$14,174	5.01%	$13,346	5.03%

Liabilities:
Interest-bearing demand deposits	$407	1.28%	$416	1.12%	$243	1.06%
Savings deposits	206	1.33%	156	1.00%	120	1.07%
Time deposits	5,284	3.07%	4,454	2.43%	5,376	2.82%
Other borrowed funds	350	3.36%	93	1.42%	152	1.30%

Total interest — bearing liabilities	$6,247	2.72%	$5,119	2.11%	$5,891	2.49%

Interest income and expense are affected by changes in interest rates, by changes in the volumes of earning assets and interest-bearing liabilities, and by changes in the mix of these assets and liabilities. The following analysis shows the year-to-year changes in the components of net interest income:

Table 3

Rate/Volume Variance Analysis

	2005 Compared to 2004			2004 Compared to 2003
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume(1)	Rate	Change	Volume(1)	Rate	Change
	(Dollars in thousands)

Interest earned on:
Taxable securities	$(368)	$458	$90	$395	$202	$597
Loans, net(1)	1,276	482	1,758	475	(251)	224
Federal funds sold	(7)	43	36	2	5	7

Total interest income	$900	$984	$1,884	$871	$(43)	$828

Interest paid on:
Interest-bearing demand deposits	$(706)	$697	$(9)	$157	$16	$173
Savings deposits	(2)	52	50	44	(8)	36
Time deposits	(258)	1,088	830	(188)	(734)	(922)
Other borrowed funds	78	179	257	(74)	15	(59)

Total interest expense	$(888)	$2,016	$1,128	$(61)	$(711)	$(772)

Change in net interest income	$1,788	$(1,032)	$756	$933	$667	$1,600

(1)	Non-accruing loans are excluded from the average volumes used in calculating the table.

Composition of Investment Securities

The tables below set forth the investment securities at the dates indicated (dollars in thousands):

Table 4

Book Value of Investment Securities

	December 31,
	2005	2004	2003

U.S. government agencies	$184,025	$158,399	$173,280

The following table indicates the maturities, scheduled by the average lives of Kensington Bank’s U.S. government agency securities as of December 31, 2005, and the weighted average yields of such securities. The table below does not reflect contractual maturities of the investment securities.

				Weighted
Maturity	Par	Book	Market	Average Yield

3 Months or less	$—	$—	$—	—%
Over 3 through 12 months	15,560	15,541	15,231	5.40%
Over 1 year through 5 years	37,370	37,341	36,687	4.62%
Over 5 years through 10 years	119,116	119,083	117,454	4.99%
Over 10 years	12,110	12,060	11,839	4.72%

Total	$184,156	$184,025	$181,211	4.94%

Lending Activities

Lending activities are conducted pursuant to a comprehensive written loan policy that was approved by the bank’s board of directors and is reviewed and re-affirmed by that same body at least annually. Kensington Bank’s loan approval process provides for various levels of lending authority to loan officers, the Senior Lender, the President and Chief Executive Officer, and the Executive Management Loan Committee. In addition, loans in excess of $1,500,000 require the approval of the board of directors prior to funding. Loan purchases, when applicable, will be made subject to the same underwriting standards as loan originations. Florida Banking Statutes limits the amount of credit to any one person to a maximum amount of 25% of the bank’s capital accounts, subject to certain conditions (approximately $7.0 million as of December 31, 2005).

Kensington Bank manages the loan portfolio on an ongoing basis following written policies and portfolio management strategies, guidelines for underwriting standards and risk assessment, and procedures for ongoing identification and management of credit deterioration. Kensington Bank undertakes regular portfolio reviews to estimate loss exposure and determine compliance with bank policies.

Kensington Bank is primarily in the real estate market and provides construction and permanent financing and residential real estate loans to qualified applicants without discrimination and under the guidelines set forth in Kensington Bank’s loan policy. Kensington Bank also provides commercial loans and installment loans to small to medium-sized businesses and to individuals with satisfactory cash flows.

Kensington Bank’s real estate loan portfolio mostly consists of commercial real estate, commercial and single-family residential construction, and acquisition and development loans. Kensington Bank’s loan terms vary from short-term for construction and acquisition and development loans to maturities generally in the 10, 15, 20, and 25-year range with mostly three-year adjustable interest rate terms for commercial real estate loans. The adjustable interest rate feature affords Kensington Bank a degree of protection against interest rate fluctuations and will give management the ability to review the quality of the loan portfolio more frequently. These re-pricing opportunities allow for interest rate adjustments that are commensurate with the quality of Kensington Bank’s loans. The ratio and loan mix of Kensington Bank’s real estate portfolio will vary from time-to-time based on the investment criteria determined by management and the needs of the communities Kensington Bank serves.

Real estate and construction loans generally originate in amounts of up to 85% of appraised value and are secured by a note and mortgage on the real estate. Construction loans are structured either to be converted to permanent loans with Kensington Bank at the end of the construction phase or to be paid off upon receiving financing from another financial institution. These type loans are supported by the builders’ financial capacity and their ability to sell their finished product. Real estate risk is associated with the ability of borrowers to service their monthly debt obligations and the value of the real estate being held as collateral. Commercial real estate risk is associated with the financial capacity of the borrowers to meet their monthly debts; the value of the real estate held as collateral, the success of the borrowers business along with any fluctuation in the value of business assets. Construction real estate risk is centered on the ability of the borrowers to complete the project and service their monthly payments.

Kensington Bank offers a variety of commercial loans including term loans, both collateralized and un-collateralized, made to businesses for working capital (including real estate acquisitions and improvements), and the purchase of equipment and machinery. As a general practice, Kensington Bank takes a security interest in any available real estate, equipment, or other chattel. Commercial loans are primarily underwritten in Kensington Bank’s service area on the basis of the borrower’s ability to service such debt from cash flows from their business. As a result, the risk in this type of credit is in the availability of funds for repayment and the success of the business to be substantially dependent on the success of the business itself. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as real estate, and may fluctuate in value based on the success of the business.

Installment loans, while not a significant part of Kensington Bank’s loan portfolio, are made to qualified borrowers for automobiles, recreation vehicles, boats, second mortgages, home improvements, home equity lines of credit, personal (collateralized and un-collateralized) and deposit account collateralized loans. The terms on these types of credit typically range from 12 to 60 months and vary based on the kind of collateral and size of the loan.

These types of loans generally have a shorter term and carry a higher interest rate than that charged on other types of loans. Installment loans, however, do pose additional risks of collectability when compared to traditional types of loans granted by commercial banks such as real estate loans. In many instances, Kensington Bank is required to rely on the borrower’s ability to repay since the collateral may be of reduced value at the time of collection. Accordingly, the determination of the borrower’s ability to repay the debt is of primary importance in the underwriting of consumer loans.

The following table sets forth the gross amount and percent of loans outstanding at the indicated dates according to the type of loan and total loans, netting deferred loan fees and allowance for possible credit loss (dollars in thousands):

Table 5

Loans Outstanding as of

	December 31,
	2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent

Real estate	$119,488	94.86%	93,380	95.21%	80,343	88.92%
Commercial	4,529	3.60%	3,574	3.64%	7,686	8.51%
Consumer	1,952	1.55%	1,129	1.15%	2,324	2.57%

Gross loans	125,969	100.00%	98,083	100.00%	90,353	100.00%
Net deferred loan fees	(434)		(313)		(283)
Allowance for possible credit loss	(1,017)		(1,000)		(900)

Net loans	$124,518		$96,770		$89,170

As of December 31, 2005, 22.0% of gross loans were fixed rate loans and 78.0% were variable rate loans. For the year ended December 31, 2005, the average interest yield on the loan portfolio was 7.39%.

Loan Maturities and Sensitivity to Changes in Interest Rates

The amount of gross loans outstanding as of December 31, 2005, which, based on remaining scheduled repayments of principal that are due in (1) one year or less, (2) more than one year, but less than five years, and (3) more than five years and the mix of fixed rate and variable rate loans, are shown in the following table (in thousands):

Table 6

Aggregate Maturities of Loan Balances
as of December 31, 2005

	In One Year	After One Year But	After Five
	Or Less	Within Five Years	Years

Real Estate:
Residential	$5,601	$6,775	$499
Commercial	14,652	53,085	3,462
Construction	24,464	10,828	236
All Other Loans	3,010	3,357	—

Total	$47,727	$74,045	$4,197

Fixed Rate	$9,661	$13,824	$4,197
Variable Rate(1)	38,066	60,221	—

Total	$47,727	$74,045	$4,197

(1)	These loans are generally tied to the prime rate or a similar index. The range of interest rate charges is governed by State usury ceilings.

Risk Elements

There is a certain degree of risk inherent in any loan. To limit these risks, Kensington Bank operates under a comprehensive loan policy that is approved by its board of directors. The board of directors recognizes that the loan portfolio is one of Kensington Bank’s greatest earning assets and that every effort must be made to protect the depositors’ money, earn adequate returns for its stockholders and provide lending services on a broad and constructive basis in the community.

The allowance for possible credit losses, established by Kensington Bank to absorb unidentified loan losses in the loan portfolio, was 0.80% of total loans outstanding at December 31, 2005, 1.02% at December 31, 2004, and 1.00% at December 31, 2003. It is management’s desire to maintain a level adequate to provide protection against possible losses from problem loans, including Kensington Bank’s internal and external loan portfolio review, review by regulatory authorities, the actual loan loss experience of Kensington Bank, the extent of existing risks in the loan portfolio and level of the loan loss allowance, and Kensington Bank’s review of prevailing economic conditions. Kensington Bank’s allowance for loan loss is a general loan loss reserve and does not presently allocate loan loss provisions to the various types of loans.

Kensington Bank’s Allowance for Loan and Lease Loss (ALLLCOM) Committee meets on a quarterly basis to review its loan loss reserve and to monitor the current economic environment. The committee consists of Kensington Bank’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer.

The committee reviews Kensington Bank’s “watch list” of problem credits, past due loans, non-accrual loans and evaluates its reserve position. Kensington Bank’s methodology for this reserve is to categorized its loans by FASB 114 loans, FASB 5 loans, and follow with loan dollar amounts listed by the Call Report identifier codes of 1415 for Construction & Development, 1420 for Farmland, 5367/5368/1797 for 1-4 Family Residential, 1460 for Multifamily, 1480 for Commercial Real Estate, 1766 for Commercial, 8539 for Other Revolving Credit Plans, and

2011 for Other Consumer Loans, then allocate an estimated loss factor based on historical trends to obtain a Factor Amount. Then management adds an estimate on Other Factors based on its estimates of unforeseen factors due to adverse situations in the future that are calculated at .85% of the loan portfolio balance. These reserve percentages are determined and evaluated by management on a regular basis based on regulatory guidance and upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. Recommendations are made to the board of directors for loans that are deemed uncollectable and need to be charged-off.

As of December 31, 2005, 2004, and 2003 Kensington Bank had non-accrual loans of $6,000, $23,000, and $477,000, respectively, and there were no loans, which had been renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. Generally, once loans are placed on a non-accrual status, no interest income is recognized until all principal has been liquidated unless there are extenuating circumstances, such as adequate protection payments being made in a bankruptcy case. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that collection of interest is doubtful.

It is Kensington Bank’s policy to charge-off all installment and consumer loans on which there has not been a scheduled interest payment within the past 180 days and which are deemed uncollectable. A loan is charged-off as the result of a determination made by Kensington Bank’s senior management and approved by the board of directors or is recommended for charge-off by bank regulatory agencies who believe that the collection or liquidation of the account is seriously impaired. All loans, regardless of whether they are real estate, commercial, or installment, are placed on a non-accrual basis when collection of the principal balances of such loans is in jeopardy. For the year ended December 31, 2005, Kensington Bank charged-off $2,000 compared with $27,000 for the year ended December 31, 2004, and $3,000 for the year ended December 31, 2003.

Table 7

Loan Loss Experience and Provision for Possible Credit Losses

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)

Daily average amount of net loans outstanding	$112,315	$94,852	$87,873

Balance of allowance for loan losses at beginning of period	$1,000	$900	$700
Loans charged off:
Commercial, financial and agricultural	—	23	—
Real estate — construction	—	—	—
Real estate — mortgage	—	—	—
Installment loans to individuals	2	4	3
Recoveries of loans previously charged off	19	—	—

Net loans charged off (recovered)	(17)	27	3
Additions to allowance charged to operations(1)	—	127	203

Balance at end of period	$1,017	$1,000	$900

Ratio of net charge offs to the daily average of loans outstanding	-0.02%	0.03%	0.00%

(1)	Additions to the allowance were based primarily on current economic conditions and the condition of the loan portfolio.

Allocation of Allowance

Since Kensington Bank has no significant loans considered to be impaired under FAS 114, no portion of the allowance is in any way restricted to any individual loan or group of loans and the entire allowance is available to absorb losses from any and all loans. The following table represents management’s allocation of the allowance for possible credit losses to specific loan categories.

Table 8

Allocation of Allowance for Possible Credit Losses

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)

Real estate — commercial	$572,740	$576,933	$445,370
Real estate — construction	281,567	271,720	250,954
Real estate — residential	93,896	91,157	110,840
Real estate — multifamily	12,116	12,956	25,190
Commercial	48,177	38,545	48,483
Consumer	8,242	8,689	19,163

Total allowance for possible loan losses	$1,016,738	$1,000,000	$900,000

The following is a loan delinquency table as reported in Kensington Bank’s Call Report to the regulatory authorities as of December 31, 2005, 2004 and 2003 of past due loans 30 to 89 days delinquent and still accruing interest. There were no loans past due for 90 days or more that were still accruing interest.

Table 9

Delinquent Loan Table

	December 31,
	2005	2004	2003
	(Dollars in thousands)

Real estate loans	$247	$—	$152
Commercial loans	608	—	—
Other loan	12	—	—

Total	$867	$—	$152

Deposits

The following table presents the average daily amount of deposits (dollars in thousands):

Table 10

	Year Ended December 31,
	2005		2004		2003
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate

Non interest-bearing demand deposits	$32,398		$22,318		$13,561
Interest-bearing demand deposits	31,740	1.28%	36,981	1.12%	22,944	1.06%
Savings deposits	15,440	1.33%	15,647	1.00%	11,196	1.07%
Time deposits	171,968	3.07%	183,541	2.43%	190,393	2.82%

Total Deposits	$251,546	2.34%	$258,487	1.94%	$238,094	2.41%

Time deposits of $100,000 or more outstanding at December 31, 2005, will mature as follows (in thousands):

Under 3 Months	$9,175
3 to 12 Months	29,709
Over 12 Months	42,961

Total	$81,845

At December 31, 2005, time deposits represented approximately 72.2% of total deposits. Time deposits over $100,000 represented 32.5% of average total deposits at December 31, 2005. As a percentage, noninterest-bearing demand deposits increased from 5.7% of average total deposits at December 31, 2003 to 8.61% of average total deposits at December 31, 2004 to 12.9% at December 31, 2005. Interest-bearing demand deposits decreased from 14.3% of average total deposits at December 31, 2004 to 12.6% at December 31, 2005. Interest-bearing demand deposits were 9.6% of average total deposits at December 31, 2003. Savings deposits were 6.1% of average total deposits at December 31, 2004 and December 31, 2005, compared to 4.7% of average total deposits at December 31, 2003 and time deposits (certificates of deposit) decreased from 71.0% of average total deposits at December 31, 2004 to 68.4% at December 31, 2005. Time deposits were 79.9% of average total deposits at December 31, 2003.

Other Borrowed Funds

The following table presents the average daily amount of other borrowed funds (dollars in thousands):

Table 11

	Year Ended December 31,
	2005		2004		2003
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate

Securities sold under agreement to repurchase	$9,423	3.36%	$5,383	1.52%	$10,516	1.33%
Other (Federal Funds Purchased)	1,003	3.29%	1,163	0.95%	1,138	1.05%

Total Other Borrowed Funds	$10,426	3.36%	$6,546	1.42%	$11,654	1.30%

Return on Equity

The ratio of net income to average shareholders’ equity and daily average total assets and certain other ratios are presented below for Kensington Bank:

Table 12

	Year Ended December 31,
	2005	2004	2003

Percentage of net income to:
Average total assets	1.01%	0.93%	0.76%
Average shareholders’ equity	10.54%	10.63%	8.97%
Percentage of average shareholders’ equity to daily average total assets	9.41%	8.73%	8.41%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — KENSINGTON BANKSHARES

The following discussion and analysis is designed to provide a better understanding of the significant factors related to Kensington Bankshares results of operations, financial condition, liquidity, and capital resources. (dollars in thousands)

General

Kensington Bankshares’ principal asset is Kensington Bank. Accordingly, results of operations are primarily dependent upon the results of operations of Kensington Bank. Kensington Bank conducts a general commercial banking business, which consists of attracting deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes. Kensington Bank’s profitability depends primarily on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate paid on these balances. Net interest income is dependent upon Kensington Bank’s interest rate spread, which is the difference between the average yield earned on its interest-earnings assets and the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows, and loan demands. Additionally, to a lesser extent, Kensington Bank’s profitability is affected by such factors as the level of non-interest income and expenses, the provision for loan losses, and the effective tax rate. Non-interest income consists of service charges and other income. Non-interest expenses consist of compensation and benefits, occupancy related expense, equipment and data processing expenses, professional fees and other operating expenses.

Critical Accounting Policies and Estimates

Kensington Bankshares accounting policies are critical to understanding the results of operations and financial position as reported in the consolidated financial statements. Significant accounting policies used by Kensington Bankshares are discussed in more detail in the notes to the consolidated financial statements.

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for possible credit losses.

The allowance for possible credit losses is maintained at a level, which, in management’s judgment, is adequate to absorb possible credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. In connection with the determination of the estimated losses on loans, management will obtain independent appraisals for significant collateral.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions and changes in the capacity of borrowers’ to repay their debts. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require Kensington Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is possible that the estimated losses on loans may change materially in the near term. However, the amount of the change cannot be estimated.

Results of Operations and Financial Condition

Comparison of year ended December 31, 2005 to the year ended December 31, 2004.

Kensington Bankshares experienced continued asset, investment, loan, and deposit growth during 2005. Total assets increased 20.8% to $324,654 at December 31, 2005 from $268,674 at December 31, 2004. This increase is primarily attributable to an increase in securities of $25,625 and an increase in loans of $27,765 during the year. Securities held to maturity increased to $184,025 at December 31, 2005 from $153,338 at December 31, 2004, while securities available for sale decreased to $-0- at December 31, 2005 from $5,062 at December 31, 2004. These increases are attributable to the increase in deposit accounts during the year by 15.9%, or $38,242, from $240,446 at December 31, 2004 to $278,688 at December 31, 2005. In addition, other borrowed funds increased to $17,321 at December 31, 2005 from $991 at December 31, 2004.

Total interest income increased 13.3% to $16,058 for the year ended December 31, 2005, from $14,174 at December 31, 2004. The increase was due primarily to a rise in interest rates and a rise in interest-earning assets, loans and investments, resulting from a $38,242 growth in deposits from 2004 to 2005. The 15.9% increase in deposits from 2004 to 2005 is attributable to a general growth in Kensington Bank’s service area. In addition, the existing branches have become more established in their market area. Loan interest income in 2005 increased 26.6% to $8,374 from $6,616 in 2004. Interest income from investment securities increased by 1.2% to $7,603 during 2005 from $7,513 in 2004. Interest income from federal funds sold increased by 78.8% to $81 during 2005 from $45 in 2004. Interest expense increased by 22% to $6,247 during 2005 from $5,119 in 2004. Non-interest income, which consists of service charges and other income, increased by 14.7% to $257 during 2005 from $224 in 2004. Non-interest expense, which consists of salaries and employee benefits, occupancy expense and other expense increased by 12.2% to $5,430 during 2005 from $4,841 in 2004. Net earnings after income taxes increased to $2,880 or $0.78 per share in 2005 from $2,685 or $0.72 per share in 2004.

Comparison of year ended December 31, 2004 to the year ended December 31, 2003.

Kensington Bankshares experienced a decrease in asset growth during 2004. Total assets decreased 6.5% to $268,674 at December 31, 2004 from $287,257 at December 31, 2003. This decrease is primarily attributable to a decrease in securities of $14,880 offset by an increase in loans of $7,700 during the year. Securities available for sale decreased to $5,062 at December 31, 2004 from $5,117 at December 31, 2003, while securities held to maturity decreased 8.8% or $14,826 to $153,338 at December 31, 2004 from $168,163 at December 31, 2003. These decreases are attributable to the decrease in deposit accounts during the year by 4.6%, or $11,665, from $252,111 at December 31, 2003 to $240,446 at December 31, 2004. The decrease in deposits at December 31, 2004 compared to December 31, 2003 was a result of management’s decision not to match competitors’ interest rates on time deposits in the fourth quarter of 2004.

Total interest income increased 6.2% to $14,174 for the year ended December 31, 2004, from $13,345 for the year ended December 31, 2003. The increase in interest income was primarily due to an increase in loans from 2003 to 2004. The 4.6% decrease in deposits from 2003 to 2004 is attributable to management decisions to slow growth at the end of 2004. Loan interest income in 2004 increased 3.5% to $6,616 from $6,392 in 2003. Interest income from investment securities increased by 8.6% to $7,513 during 2004 from $6,916 in 2003. Interest income from federal funds sold increased by 18.4% to $45 during 2004 from $38 in 2003. Interest expense decreased by 13.1% to $5,119 during 2004 from $5,891 in 2003. Non-interest income, which consists of service charges and other income, decreased by 34.8% to $224 during 2004 from $344 in 2003 as a result of a decrease in security gains of $175 from $183 in 2003 to $8 in 2004. Non-interest expense, which consists of salaries and employee benefits, occupancy expense and other expense increased by 11.8% to $4,841 during 2004 from $4,332 in 2003. Net earnings after income taxes increased to $2,685 or $0.72 per share in 2004 from $2,029 or $0.55 per share in 2003.

Net Interest Income

Net interest income is the difference between interest and fees earned on interest-earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Accordingly, net interest income depends upon the volume of average earning assets and average interest-bearing liabilities and the rates earned or paid on them. An analysis of interest earned on average earning assets and the interest paid on average interest bearing liabilities and the related average rates earned or paid on them is set forth under “Statistical Information about Kensington Bankshares Income and Average Yield on Interest Earning Assets and Interest Expense and Average Rate of Interest Bearing Liabilities” beginning on page   .

Net yield or net interest margin on interest earning assets is net interest revenue, divided by total interest earning assets. This ratio is a measure of Kensington Bank’s effectiveness in pricing interest-earning assets and funding them with both interest and non-interest-bearing liabilities. Kensington Bank’s net yield increased to 3.46% for the year ending December 31, 2005 compared to 3.18% for the year ending December 31, 2004 and 2.8% for the year ending December 31, 2003. The numerous interest rate increases in 2005 caused rates earned on loans and other interest-earning assets to increase more rapidly than rates paid on the liabilities, primarily deposits, used to fund those assets.

Net interest income totaled $9,811 for the year ended December 31, 2005, an 8.4% increase from $9,055 at December 31, 2004. Net interest income totaled $7,454 for the year ended December 31, 2003. Average interest-earning assets and interest-bearing liabilities decreased from $282,143 and $242,770, respectively, for the year ending December 31, 2004 to $279,962 and $229,574, respectively, for the year ended December 31, 2005. Average interest-earning assets and interest-bearing liabilities were $265,280 and $224,533, respectively, for the year ended December 31, 2003.

Provision for Possible Credit Losses

The provision for possible credit losses reflects management’s current assessment of risks inherent in the lending process, the level of past due loans and problem assets. In management’s opinion, the allowance for possible credit losses as of December 31, 2005, is adequate to absorb potential losses in the loan portfolio. The ratio of loan loss allowance to total loans was 0.81% as of December 31, 2005 and 1.02% as of December 31, 2004. Although management uses the best information available to make determinations with respect to the allowance for possible credit losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to Kensington Bankshares non-performing or performing loans. Material additions to Kensington Bankshares allowance for possible credit losses would result in a decrease in net income and capital.

Non-Interest Income and Expenses

Table 13

Non-Interest Income

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)

Service charges on deposit accounts	$218	$190	$142
Securities gains	3	1	118
Other income	36	33	84

Total non-interest income	$257	$224	$344

Non-interest income increased $33 to $257 for the year ended December 31, 2005 from $224 for the year ended December 31, 2004. The increases in non-interest income are primarily attributable to increases in service charges on deposit accounts as a result of the $38,242 or 15.9% increase in deposits from December 31, 2004 to December 31, 2005.

Non-interest income decreased $110 to $224 for the year ended December 31, 2004 from $344 for the year ended December 31, 2003. The decrease in non-interest income from 2003 to 2004 is primarily due to a decrease in securities gains of $117.

Table 14

Non-Interest Expense

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)

Salaries and employee benefits	$3,017	$2,536	$2,280
Occupancy expense	589	506	462
Equipment expense	429	453	391
Data processing	312	367	337
Professional and directors fees	288	253	192
Office expense	155	151	154
Advertising and marketing expense	136	89	101
Other expense	504	486	415

Total non-interest expense	$5,430	$4,841	$4,332

Non-interest expense increased $589 to $5,430 for the year ended December 31, 2005 from $4,841 for the year ended December 31, 2004. The increase in non-interest expenses is attributable to several factors including the hiring of new employees during 2004 and 2005, resulting in an increase in the average number of employees from 57 in 2004 to 65 in 2005, and the overall growth in total assets to $324,654 at December 31, 2005 from $268,674 at December 31, 2004.

Non-interest expense increased $509 to $4,841 for the year ended December 31, 2004 from $4,332 for the year ended December 31, 2003. The increase in non-interest expenses from 2003 to 2004 is attributable primarily to the hiring of new employees in 2004 and the continued expansion of Kensington Bank’s branch network.

Due to strong asset growth, expenses as a percent of average assets increased from 1.67% in 2004 to 1.88% for year ended December 31, 2005. Management does not anticipate any significant reductions in non-interest expenses as a percent of average assets.

Income Tax Expense (Benefit)

The income tax provision for the year ended December 31, 2005 was $1,758, or 37.9% of earnings before income taxes, compared to $1,626, or 37.7% of earnings before income taxes for the year ended December 31, 2004, and $1,234, or 37.8% of earnings before income taxes for the year ended December 31, 2003. The change in the effective tax rates between the years is primarily due to changes in non-deductible permanent differences related to business development expenses.

Asset/Liability Management

Volatile interest rates have made managing interest rate sensitivity of Kensington Bank’s asset and liability portfolios increasingly important. The principal objectives of asset/liability management are to achieve an optimum and stable net interest margin, after tax return on assets and return on equity capital, as well as to maintain adequate liquidity and capital. In order to accomplish these goals, management attempts to structure Kensington Bank’s balance sheet by shortening maturities of loans and investment securities to match the corresponding maturities of deposits that are being repriced at market rates.

Kensington Bank has a comprehensive asset/liability management policy. Its main objective is to maintain adequate margins of rate sensitivity and protect capital through the maintenance of liquidity while achieving adequate profitability. Kensington Bank’s asset/liability management committee meets quarterly and consists of the bank’s President and Chief Executive Officer, Executive Vice President/Chief Financial Officer and Senior Loan Officer. Minutes are recorded at the meeting with a copy provided to each member of Kensington Bank’s board of directors.

Kensington Bank’s asset/liability committee (“ALCO”) report is produced by an outside servicing agent on a quarterly basis. Management provides the servicing agent with all of Kensington Bank’s financial data in order for the servicing agent to complete the report in a timely manner.

Management and the board of directors of Kensington Bank review all of the information provided by the ALCO in assessing exposure of Kensington Bank to interest rate risk. As a part of Kensington Bank’s interest rate risk management policy, the ALCO Committee examines the extent to which its assets and liabilities are “interest rate-sensitive” and monitors Kensington Bank’s interest rate-sensitivity “gap.” An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitive gap is the difference between interest-bearing assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If the repricing of Kensington Bank’s assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

The following table sets forth the interest rate-sensitive assets and liabilities of Kensington Bank at December 31, 2005, which are expected to mature or are subject to repricing in each of the time periods indicated. Dollar amounts are presented in thousands.

Table 15

	Interest Sensitivity Due to Maturing or Repricing
						More
	90 Days	90-180	181 Days			Than 5
	or Less	Days	to 1 Year	1-3 Years	3-5 Years	Years	Total

Interest-earning assets:
Federal funds sold	$1,953	$—	$—	$—	$—	$—	$1,953
Investment securities	—	1,000	—	9,060	24,720	149,376	184,156
Loans	37,317	5,946	9,510	53,920	17,377	1,195	125,265

Total interest-earning assets	$39,270	$6,946	$9,510	$62,980	$42,097	$150,571	$311,374

Interest-bearing liabilities:
Interest-bearing demand deposits	$5,889	$1,224	$2,448	$9,792	$9,743	—	$29,096
Savings deposits	633	633	1,266	5,068	5,042	—	12,642
Time deposits	34,696	30,728	46,809	85,889	3,468	—	201,590
Customer repurchase agreements	2,118	—	—	—	—	—	2,118
Securities sold under agreements to repurchase	15,203	—	—	—	—	—	15,203

Total interest-bearing liabilities	$58,539	$32,585	$50,523	$100,749	$18,253	—	$260,649

Interest-sensitivity gap per period	$(19,269)	$(25,639)	$(41,013)	$(37,769)	$23,844	$150,571	$50,725
Cumulative gap	$(19,269)	$(44,908)	$(85,921)	$(123,690)	$(99,846)	$50,725

Cumulative ratio of interest
Earning assets to interest-bearing Liabilities	.67	.21	0.19	.63	2.31
Cumulative gap to total assets	(0.06)	(0.14)	(0.26)	(0.38)	(0.31)	.16

Rate Sensitive Assets/Rate Sensitive Liabilities (RSA/RSL)

Kensington Bank is liability sensitive in each of the measured ranges. Kensington Bank’s 90-day and 180-day forward cumulative RSA/RSL were 0.67% and 0.21% as of December 31, 2005. Kensington Bank’s rate sensitivity is not a significant concern to management because Kensington Bank’s performance in the simulation model of its asset/liability-servicing agent indicates that the risk is not substantial.

Liquidity and Capital Resources

Kensington Bank continually monitors the maturity of its monetary assets and liabilities (liquidity management) in an attempt to properly match source and use availability of funds to provide the best overall yield opportunities. The role of liquidity management is to ensure that Kensington Bank has a ready access to sufficient liquid funds to meet normal transaction requirements, to take advantage of market opportunities requiring flexibility and speed and to provide a cushion against unforeseeable liquidity needs. The need for a program of liquidity management has been heightened substantially by economic development in recent years. Interest rates have become more volatile, creating major new uncertainties and risks in the decision making process.

Kensington Bank’s liquidity ratios, as calculated using the regulatory formula (essentially liquid assets, except for loans, which can be converted to cash within one year divided by liabilities due within one year) are set forth below as of the dates indicated:

Table 16

	December 31,
	2005	2004	2003

Liquidity ratio	57.89%	59.18%	65.88%
Net loan to deposit ratio	44.29%	40.05%	35.26%

Management believes that short-term and long-term liquidity needs can be met by active monitoring of Kensington Bank’s asset/liability position. For the year ended December 31, 2005, Kensington Bank was able to meets its liquidity needs from the following: Kensington Bank received $54,572 from deposit growth and short-term borrowed funds and $49,180 from maturities and calls of investment securities. These sources of funds were used by Kensington Bank to fund a net increase in loans of $27,765 and the purchase of $75,080 in investment securities. Additionally, Kensington Bank has available, if needed, $11,000 of federal funds lines of credits with correspondent banks.

Since inception, in anticipation of a continued decline in interest rates, it has been the policy of Kensington Bank to pursue the sale of short-term time deposits. As a result, a significant portion of Kensington Bank’s time deposits mature in 2006 and 2007. Kensington Bank’s asset/liability policy enables management to continuously evaluate its interest rate exposure and use various strategies to manage interest rate risks. With regard to time deposits, management can adjust interest rates paid on new or renewing certificates of deposit, set withdrawal penalties at levels to discourage early withdrawals and eliminate any dependency on public funds from government agencies. Since time deposits are a competitive product among banks, the most common method for managing interest rate exposure is to increase or decrease interest rate pricing as the need for funds increases or decreases. Therefore, Kensington Bank does not expect any adverse effect from early withdrawals or the non-renewing of time deposits. If, for some reason, a significant portion of the short-term time deposits were not renewed or covered by the sale of new time deposits, Kensington Bank would be required to sell a portion of its investment securities to meet the payment of such obligations.

In accordance with risk-based capital guidelines by the FDIC, Kensington Bank is expected to meet a minimum ratio of qualifying total capital to risk-weighted assets of 8%, of which at least four percentage points should be in the form of core capital (Tier I).

A bank is considered well capitalized if it has a total risk-based capital ratio of 10% or greater; and has a Tier I risk-based capital ratio of 6% or greater; and has a leveraged ratio of 5% or greater (8% for banks in operation for less than three years) and is not subject to any corrective agreement or order.

The following table summarizes the risk-based and leverage ratios of Kensington Bankshares as of December 31, 2005 (dollars in thousands):

Table 17

Tier I Capital
Common Shareholders’ equity less intangible assets	$27,426
Tier II Capital
Allowance for possible credit loss	1,017

Total Capital	$28,443

Risk-adjusted assets	$171,473

Risk-based capital ratios:
Tier I Capital	15.99%
Total Capital	16.59%
Leverage Ratio	9.75%

The various components of Kensington Bankshares regulatory capital and certain ratios are shown below on the dates indicated (dollars in thousands):

Table 18

	December 31,
	2005	2004	2003

Equity capital	$27,426	$26,940	$24,194
Allowance for possible credit loss	$1,017	$1,000	$900
Primary capital	$28,443	$27,940	$25,094
Primary capital to total assets	8.76%	10.40%	8.74%
Equity capital to total assets	8.45%	10.03%	8.42%

Contractual Obligations

Kensington Bankshares has contractual obligations to make future payments on lease agreements. These operating lease obligations for office space and equipment are not recorded on the consolidated statements of financial condition. Kensington Bankshares has no unconditional purchase obligations or other long-term obligations. These lease obligations are more fully discussed in Note 5 of the Consolidated Financial Statements of Kensington Bankshares which are included in this joint proxy statement/prospectus.

In addition, at December 31, 2005, Kensington Bankshares had recorded approximately $1.4 million in construction in process related to completion of two new branch facilities. Additional costs to complete the facilities are anticipated to be $300,000.

Credit Extension Commitments

Many of Kensington Bankshares lending relationships, including those with commercial and consumer customers, contain both funded and unfunded elements. The unfunded component of these commitments is not recorded on Kensington Bankshares Consolidated Statements of Financial Condition. These commitments are more fully discussed in Note 14 of the Consolidated Financial Statements which are included in joint proxy statement/prospectus.

Accounting Pronouncements

Statement of Financial Accounting Standards No. 123R, “Share Based Payments” (“SFAS 123R”) establishes standards for accounting for transactions in which an enterprise receives employee services in exchange for

(a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for stock based compensation using the intrinsic value based method of accounting and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. SFAS 123R applies to new awards and towards modified, repurchased, or cancelled awards in fiscal years beginning after December 15, 2005. Kensington Bankshares plans to transition to fair value based accounting for stock based compensation using a prospective application effective January 1, 2006.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting For Changes and Error Corrections” (“SFAS 154”), which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements an amendment of APB Opinion No. 28”. SFAS 154 requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in the income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Kensington Bankshares does not expect the provisions of SFAS 154 to have a significant impact on its results of operations.

In July 2005, the FASB published an Exposure Draft of a proposed Interpretation, “Accounting for Uncertain Tax Positions.” The Exposure Draft seeks to reduce the significant diversity in practice associated with recognition and measurement in the accounting for income taxes. It would apply to all tax positions accounted for in accordance with SFAS 109, “Accounting for Income Taxes.” The Exposure Draft requires that a tax position meet a “probable recognition threshold” for the benefit of the uncertain tax position to be recognized in the financial statements. This threshold is to be met assuming that the tax authorities will examine the uncertain tax position. The Exposure Draft contains guidance with respect to the measurement of the benefit that is recognized for an uncertain tax position, when that benefit should be recognized, and other matters. This proposed Interpretation would clarify the accounting for uncertain tax positions in accordance with SFAS 109. Kensington Bankshares does not expect the provisions of the Exposure Draft to have a significant impact on its results of operations.

On March 17, 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140” (“Statement 156”), “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Statement 156 requires that all servicing assets and liabilities be initially measured at fair value and allows for two alternatives in the subsequent accounting for servicing assets and liabilities: the amortization method and the fair value method. The amortization method requires that the servicing assets and liabilities be amortized over the remaining estimated lives of the serviced assets with impairment testing to be performed periodically. The fair value method requires the servicing assets and liabilities to be measured at fair value each period with an offset to income. Statement 156 is to be adopted in the first fiscal year that begins after September 15, 2006 and early adoption is permitted. An entity can elect the fair value method at the beginning of any fiscal year provided that interim financial statements have not been issued. However, once the fair value election is made, an entity cannot revert back to the amortization method. Kensington Bankshares is currently reviewing the potential impact of Statement 156, as well as the accounting alternatives available.

Effects of Inflation

As is the case with most financial institutions, Kensington Bank’s monetary assets exceed monetary liabilities. Thus, a loss in purchasing power occurs during periods of high inflation. Inflation impacts the interest rate structure. The effect of inflation on Kensington Bank’s non-monetary assets (primarily premises and equipment) has not been material.

Net Unrealized Depreciation on Available-For-Sale (AFS) Securities

Investment securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and are reported at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Other investment securities are classified as available-for-sale and are reported at fair value. As of December 31, 2005, Kensington Bank would have incurred a net loss after tax effect of $1.8 million if it had sold and liquidated its entire investment portfolio. Each month Kensington Bank reprices its investment portfolio and by book entry makes the current market price adjustment to net unrealized gains/losses for all securities classified as available-for-sale. The effect of this would decrease Kensington Bankshares’ primary capital to total assets as of December 31, 2005 to 8.21% from 8.76% and equity capital to total assets to 7.89% from 8.45%.

COMPARISON OF RIGHTS OF KENSINGTON BANKSHARES
STOCKHOLDERS AND SUPERIOR BANCORP STOCKHOLDERS

Kensington Bankshares is incorporated in Florida, and Superior Bancorp is incorporated in Delaware. After the merger, the former Kensington Bankshares stockholders will have their rights and obligations as stockholders of Superior Bancorp governed by Delaware law. A summary comparison of the material rights of Superior Bancorp stockholders under Superior Bancorp’s restated certificate of incorporation and bylaws and the rights of a Kensington Bankshares stockholder under the Kensington Bankshares’ articles of incorporation and bylaws is described below. The information set forth below is qualified in its entirety by reference to Superior Bancorp’s restated certificate of incorporation and its bylaws and to the articles of incorporation and the bylaws of Kensington Bankshares.

Classes and Series of Capital Stock

Kensington Bankshares.  Kensington Bankshares is authorized by its articles of incorporation to issue up to 10,000,000 shares of capital stock, all of which are designated common stock, par value $.01 per share. As of December 31, 2005, there were 3,710,500 shares of Kensington Bankshares common stock outstanding. In addition, 328,750 shares of Kensington Bankshares common stock have been reserved for future option grants under Kensington Bankshares’ stock option plans. The board of directors of Kensington Bankshares does not have the authority under the Kensington Bankshares articles of incorporation to issue preferred stock.

Superior Bancorp.  Superior Bancorp is authorized by its restated certificate of incorporation to issue up to 55,000,000 shares of capital stock, of which 50,000,000 shares are designated common stock, par value $.001 per share, and 5,000,000 shares are designated preferred stock, par value $.001 per share. As of March 31, 2006, there were 20,084,587 shares of Superior Bancorp common stock outstanding. In addition, 2,500,000 shares of Superior Bancorp common stock have been reserved for future option grants under Superior Bancorp’s stock option plans. The board of directors of Superior Bancorp has the authority to issue preferred stock in one or more series and fix the rights, preferences, privileges and restrictions for each such series, without any further vote or action by the stockholders. As of March 31, 2006, there were no shares of preferred stock of Superior Bancorp issued and outstanding.

Size and Election of the Board of Directors

Kensington Bankshares.  Kensington Bankshares’ bylaws provide that its board of directors will consist of not more than four directors, nor less than one director, and that the directors shall be elected by a plurality of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

Superior Bancorp.  Superior Bancorp’s bylaws provide that the board of directors of Superior Bancorp will consist of not more than 30 directors, nor less than three directors. The board of directors of Superior Bancorp will fix the size of the board by the resolution. There are currently 13 directors. Directors of Superior Bancorp are elected by a plurality of votes cast at the annual meeting of stockholders to one-year terms.

Removal of Directors

Kensington Bankshares.  Kensington Bankshares’ bylaws provide that a director may be removed with or without cause by the vote of the holders of a majority of the shares of Kensington Bankshares common stock entitled to vote at an election of directors.

Superior Bancorp.  Superior Bancorp’s bylaws provide that a director may be removed with or without cause by the vote of the holders of a majority of the shares of Superior Bancorp common stock entitled to vote at an election of directors, except as otherwise provided by applicable law.

Dividends

Kensington Bankshares.  The bylaws of Kensington Bankshares authorize the board of directors to declare a dividend to the stockholders, in cash or property, without a vote of the stockholders. Such dividends would be paid pursuant to applicable provisions of Florida law.

Superior Bancorp.  The restated certificate of incorporation of Superior Bancorp authorizes the board of directors of Superior Bancorp to declare a dividend to distribute to the stockholders, without a vote of the stockholders, any portion of the assets of Superior Bancorp which are available under Delaware law for distribution.

Conversion and Dissolution

Kensington Bankshares.  Kensington Bankshares common stock cannot be converted into any other type of stock. No preferred stock is authorized by the articles of incorporation.

Superior Bancorp.  Superior Bancorp common stock cannot be converted into any other type of stock of Superior Bancorp. The restated certificate of incorporation of Superior Bancorp authorizes the issuance of 5,000,000 shares of preferred stock, par value $.001 per share, and provides that shares of preferred stock may have the voting powers, preferences and other special rights (including, without limitation, the right to convert the shares of preferred stock into shares of Superior Bancorp common stock) as described in Superior Bancorp’s restated certificate of incorporation or resolutions providing for the issuance of preferred stock. If the board of directors of Superior Bancorp designated a series of preferred stock, such preferred stock could be entitled to preferential payments in the event of dissolution of Superior Bancorp.

Amendment or Repeal of the Incorporation Documents and Bylaws

Kensington Bankshares.  Under Florida law, the articles of incorporation of Kensington Bankshares may be amended by either the board of directors or, upon the recommendation of the board, a majority of the stockholders of Kensington Bankshares. The bylaws of Kensington Bankshares provide that the board of directors may alter, amend or repeal the bylaws, provided that any amendment adopted by the Kensington Bankshares board of directors may be altered, amended or repealed by the stockholders and the stockholders may prescribe that such bylaws may not be amended, altered or repealed by the board of directors.

Superior Bancorp.  Under Delaware law, unless its certificate of incorporation or bylaws require a greater vote, amendment of a corporation’s certificate of incorporation generally requires the approval of the holders of a majority of the outstanding stock entitled to vote thereon. If the amendment would increase or decrease the number of authorized shares of any class or series or the par value of such shares or would adversely affect the shares of such class or series, the approval of the holders of a majority of the outstanding stock of such class or series is required to amend the certificate of incorporation. The restated certificate of incorporation and the bylaws of Superior Bancorp impose no greater voting requirement.

The restated certificate of incorporation and bylaws of Superior Bancorp provide that the bylaws may be altered, amended or repealed by a vote of a majority of the entire board of directors of Superior Bancorp, or by a majority of the outstanding stock entitled to vote thereon.

Special Meetings of Stockholders

Kensington Bankshares.  The bylaws of Kensington Bankshares provide that a special meeting of the stockholders may be called at any time by the President or by order of the board of directors of Kensington Bankshares. The business transacted at a special meeting of the stockholders is limited to the purpose or purposes stated in the notice of the special meeting.

Superior Bancorp.  Superior Bancorp’s bylaws provide that a special meeting of Superior Bancorp stockholders may, unless otherwise prescribed by law, be called at any time by the chairman of the board or the President or by order of the board of directors of Superior Bancorp. Special meetings of stockholders prescribed by law for the election of directors will be called by the board of directors of Superior Bancorp, the chairman of the board, the president or the secretary whenever they are required to do so by applicable law.

Liability of Directors

Kensington Bankshares.  Florida law generally provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless:

(a) The director breached or failed to perform his or her duties as a director; and

(b) The director’s breach of, or failure to perform, those duties constitutes:

1. A violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful. A judgment or other final adjudication against a director in any criminal proceeding for a violation of the criminal law estops that director from contesting the fact that his or her breach, or failure to perform, constitutes a violation of the criminal law; but does not estop the director from establishing that he or she had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful;

2. A transaction from which the director derived an improper personal benefit, either directly or indirectly;

3. A circumstance under which the liability provisions under Florida law for unlawful distributions to stockholders are applicable;

4. In a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a stockholder, conscious disregard for the best interest of the corporation, or willful misconduct; or

5. In a proceeding by or in the right of someone other than the corporation or a stockholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

Superior Bancorp.  Delaware law permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to a corporation or its stockholders for damages for breach of the director’s fiduciary duty, subject to certain limitations. The restated certificate of incorporation of Superior Bancorp includes such a provision which, as described below, limits the liability to the fullest extent permitted under applicable law.

The restated certificate of incorporation of Superior Bancorp provides that a director will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to Superior Bancorp or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends or expenditures of funds for unlawful stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

While these provisions provide directors with protection from awards of monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions described above apply to an officer of Superior Bancorp only if he or she is a director of Superior Bancorp and is acting in his or her capacity as director, and do not apply to officers of Superior Bancorp who are not directors.

DESCRIPTION OF CAPITAL STOCK OF SUPERIOR BANCORP

Authorized Capital Stock

Superior Bancorp’s restated certificate of incorporation provides that Superior Bancorp may issue 5,000,000 shares of preferred stock, par value $.001 per share, and 50,000,000 shares of common stock, par value $.001 per share.

Superior Bancorp Common Stock

Holders of Superior Bancorp common stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the stockholders and do not have pre-emptive rights. Cumulative voting is not permitted. This means that the holders of shares entitled to exercise more than 50% of the voting rights in the election of directors, for example, will be able to elect all Superior Bancorp’s directors.

The holders of Superior Bancorp common stock are entitled to dividends and other distributions as and if declared by the board of directors of Superior Bancorp out of funds legally available. See “Market Price and Dividend Information”. All outstanding shares of Superior Bancorp common stock are, and the shares to be issued in the merger will be, when issued pursuant to the merger agreement, fully paid and nonassessable. Upon the liquidation, dissolution or winding up of Superior Bancorp, the holders of Superior Bancorp common stock would be entitled to share pro rata in the distribution of all assets, if any, of Superior Bancorp remaining after payment or provision for payment of all Superior Bancorp’s debts and obligations and preferred liquidation payments, if any, to holders of any outstanding shares of preferred stock. Shares of Superior Bancorp common stock are not subject to any redemption provisions and are not convertible into any other security or other property of Superior Bancorp. No share of Superior Bancorp common stock is subject to any call or assessment.

Superior Bancorp Preferred Stock

The board of directors of Superior Bancorp is authorized to issue shares of preferred stock in one or more series. The board of directors of Superior Bancorp will determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on Superior Bancorp common stock and one or more series of preferred stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefor, and rights upon liquidation, dissolution or winding up, including preferences over Superior Bancorp common stock and one or more series of preferred stock. Although Superior Bancorp has no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of Superior Bancorp or an unsolicited acquisition proposal.

Certain Provisions of Superior Bancorp’s Restated Certificate of Incorporation and Delaware Law

No Classified Board of Directors.  Superior Bancorp’s restated certificate of incorporation and bylaws provide for the directors of Superior Bancorp to be annually elected for a term of one year.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors.  Superior Bancorp’s restated certificate of incorporation provides that at an annual meeting of stockholders, only such business will be conducted as will have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of such meeting (or any supplement thereof, given by or at the direction of the board of directors of Superior Bancorp), (b) otherwise properly brought before the meeting by or at the direction of the board of directors of Superior Bancorp, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereto in writing to the Secretary of Superior Bancorp.

Delaware Takeover Statute.  Superior Bancorp is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless:

•	before that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

•	by persons who are directors and also officers; and

•	by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

An “interested stockholder” is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Limitations on Liability of Officers and Directors

Superior Bancorp’s restated certificate of incorporation contains a provision eliminating or limiting a director’s liability to Superior Bancorp and its stockholders for monetary damages arising from acts or omissions in the director’s capacity as a director, as described above under “Comparison of Rights of Kensington Bankshares Stockholders and Superior Bancorp Stockholders — Liability of Directors”. Superior Bancorp

This provision offers persons who serve on the board of directors of Superior Bancorp protection against awards of monetary damages resulting from breaches of their duty of care except as indicated above. As a result of this provision, the ability of Superior Bancorp or a stockholder of Superior Bancorp to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director’s breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

In addition, Superior Bancorp’s restated certificate of incorporation and bylaws provide for mandatory indemnification rights, subject to limited exceptions, to any director, officer, employee or agent of Superior Bancorp who by reason of the fact that he or she is a director, officer, employee or agent of Superior Bancorp, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director, officer, employee or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of Delaware law.

Transfer Agent and Registrar

The transfer agent and registrar for Superior Bancorp common stock is Computerserve, 250 Royall Street, Canton, Massachusetts 02021, Attn: Corporate Actions, Telephone 1-877-282-1168.

EXPERTS

The consolidated financial statements of Superior Bancorp (formerly The Banc Corporation) incorporated by reference in this joint proxy statement/prospectus have been audited by Carr, Riggs & Ingram, LLC, an independent registered public accounting firm, to the extent and for the periods indicated in their report thereon, and to the year 2003, by Ernst & Young, LLP, independent registered public accountants, to the extent indicated in their report thereon. Such consolidated financial statements have been included in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing.

The consolidated financial statements of Kensington Bankshares appearing in this joint proxy statement/prospectus have been audited by Harper Pearson & Company, P.C., an independent registered public accounting firm, to the extent and for the periods indicated in their report appearing elsewhere herein. Such consolidated financial statements have been included in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Superior Bancorp common stock to be issued to the stockholders of Kensington Bankshares pursuant to the merger will be passed upon by Haskell Slaughter Young & Rediker, LLC, Birmingham, Alabama.

OTHER MATTERS

Superior Bancorp and Kensington Bankshares know of no other matters which may be brought before the special meetings. If any matter other than the merger or related matters should properly come before the special meetings, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

WHERE YOU CAN FIND MORE INFORMATION

Superior Bancorp is subject to the informational requirements of the Securities and Exchange Act of 1934, which means that Superior Bancorp is required to file reports, proxy statements and other information, all of which are available at the Public Reference Room of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements and other information from the Public Reference Section of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov where you can access reports, proxy, information and registration statements and other information regarding registrants that file electronically with the SEC through the EDGAR system. Superior Bancorp has filed a registration statement on Form S-4 to register Superior Bancorp common stock to be issued to the Kensington Bankshares stockholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Superior Bancorp in addition to being a proxy statement of both Superior Bancorp and Kensington Bankshares for the special meetings of their stockholders to be held on          , 2006, as described in this joint proxy statement/prospectus. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. This joint proxy statement/prospectus summarizes some of the documents that are exhibits to the registration statement, and you should refer to the exhibits for a more complete description of the matters covered by these documents.

Kensington Bankshares is subject to certain information requirements of the Securities Exchange Act of 1934, which means that Kensington Bankshares is required to file periodic reports and other information, all of which are available at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements and other information from the Public Reference Section of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov where you can access reports, proxy, information and registration statements and other information regarding registrants that file electronically with the SEC through the EDGAR system.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Superior Bancorp to incorporate by reference certain information into this document, which means that Superior Bancorp can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this document, except for any information superseded by information contained directly in this document or in later filed documents incorporated by reference in this document.

This document incorporates by reference the documents set forth below that Superior Bancorp has previously filed with the SEC. These documents contain important information about Superior Bancorp and their respective businesses:
Superior Bancorp Filings (File No. 0-25033)

•	Superior Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2005, filed March 16, 2006;

•	Superior Bancorp’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed May 10, 2006;

•	Superior Bancorp’s Proxy Statement for its Annual Meeting of Stockholders filed April 17, 2006; and

•	Superior Bancorp’s Current Reports on Form 8-K filed January 4, 2006, January 26, 2006, March 6, 2006, April 18, 2006, April 28, 2006, May 1, 2006 and May 22, 2006.

Superior Bancorp also incorporates by reference additional documents that may be filed with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this joint proxy statement/prospectus and prior to the special meetings.

Notwithstanding any other provision of this joint proxy statement/prospectus, no portion of any document which is furnished to, but not filed with, the SEC shall be deemed to be incorporated by reference herein unless such furnished portion is expressly so incorporated. Any statements in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any subsequently filed document which is also incorporated by reference herein) modifies or supersedes any such statement. Any statement so modified or superseded shall not be deemed to be a part of this joint proxy statement/prospectus except as so modified or superseded.

All information concerning Superior Bancorp and its subsidiaries has been furnished by Superior Bancorp, and all information concerning Kensington Bankshares has been furnished by Kensington Bankshares. You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus in making your decision to vote on the merger agreement and the merger. We have not authorized anyone to provide you with information that is different from that contained in this joint proxy statement/prospectus.

This joint proxy statement/prospectus is dated          , 2006. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus to stockholders nor the issuance of Superior Bancorp common stock in the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities made hereunder will, under any circumstances, create an implication that there has been no change in information set forth or incorporated in this document by reference or in the affairs of Superior Bancorp or Kensington Bankshares since the date of this joint proxy statement/prospectus.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors
Kensington Bankshares, Inc. and Subsidiary
Tampa, Florida

We have audited the accompanying consolidated statements of financial condition of Kensington Bankshares, Inc. and Subsidiary as of December 31, 2005, 2004, and 2003 and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kensington Bankshares, Inc. and Subsidiary as of December 31, 2005, 2004, and 2003 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/  Harper & Pearson Company, P.C.

Houston, Texas
July 7, 2006

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005, 2004, AND 2003

	2005	2004	2003

ASSETS
Cash and due from banks	$5,177,112	$3,527,305	$4,297,610
Interest-bearing deposits due from banks	—	62,189	61,519
Federal funds sold	1,953,326	4,279,612	14,865,821

Cash and cash equivalents	7,130,438	7,869,106	19,224,950
Securities available for sale	—	5,062,000	5,117,200
Securities held to maturity	184,025,332	153,337,768	168,163,298
Loans, net of unearned fees	125,534,310	97,770,318	90,070,413
Less allowance for possible credit losses	1,016,738	1,000,000	900,000

Loans, net	124,517,572	96,770,318	89,170,413
Accrued interest receivable	2,606,687	2,163,940	2,484,674
Premises and equipment, net	5,609,780	3,101,276	2,627,313
Deferred tax assets	247,887	232,708	252,858
Other real estate	407,951	—	—
Other assets	108,733	136,561	216,742

Total Assets	$324,654,380	$268,673,677	$287,257,448

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Noninterest-bearing demand deposits	$35,801,529	$29,313,370	$15,167,580
Interest-bearing demand deposits	29,096,458	36,405,899	30,434,468
Savings deposits	12,621,732	17,315,151	12,081,108
Time deposits	201,168,004	157,411,626	194,427,405

Total deposits	278,687,723	240,446,046	252,110,561
Securities sold under agreements to repurchase	15,203,225	—	9,737,000
Customer repurchase agreements	2,118,072	990,865	937,660
Dividends payable	742,100	—	—
Accrued interest payable	315,191	169,541	239,125
Accrued expenses and other liabilities	161,572	126,962	39,162

Total liabilities	297,227,883	241,733,414	263,063,508

Commitments and Contingencies	—	—	—
Stockholders’ Equity:
Common stock, $.01 par value; 10,000,000 shares authorized, 3,710,500, 3,710,000, and 3,710,000 shares issued and outstanding in 2005, 2004, and 2003, respectively	37,105	37,100	37,100
Additional paid-in capital	21,111,647	21,107,902	21,107,902
Retained earnings	6,277,745	5,809,458	3,124,810
Accumulated other comprehensive loss	—	(14,197)	(75,872)

Total stockholders’ equity	27,426,497	26,940,263	24,193,940

Total Liabilities and Stockholders’ Equity	$324,654,380	$268,673,677	$287,257,448

See accompanying notes to consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

	2005	2004	2003

Interest Income:
Loans receivable and fees on loans	$8,373,575	$6,615,483	$6,391,823
Investment securities	7,603,142	7,512,796	6,915,633
Federal funds sold	81,306	45,483	37,961

Total interest income	16,058,023	14,173,762	13,345,417

Interest Expense:
Deposits	5,896,781	5,026,451	5,738,653
Other borrowed funds	349,869	92,630	152,792

Total interest expense	6,246,650	5,119,081	5,891,445

Net interest income	9,811,373	9,054,681	7,453,972
Provision for Possible Credit Losses	—	127,151	203,000

Net interest income after provision for possible credit losses	9,811,373	8,927,530	7,250,972

Noninterest Income:
Service charges on deposit accounts	218,446	190,429	141,651
Securities gains	2,500	606	118,244
Other income	36,108	33,094	84,002

Total noninterest income	257,054	224,129	343,897

Noninterest Expense:
Salaries and employee benefits	3,016,581	2,536,363	2,279,629
Occupancy expense	589,490	505,861	462,452
Equipment expense	429,447	452,691	391,288
Data processing	311,542	366,998	336,498
Professional and director fees	287,441	253,281	191,291
Office expense	155,220	150,554	154,174
Advertising and marketing expense	136,538	88,656	100,974
Other expenses	504,102	486,552	415,425

Total noninterest expense	5,430,361	4,840,956	4,331,731

Income Before Income Tax Expense	4,638,066	4,310,703	3,263,138
Income Tax Expense	1,758,104	1,626,055	1,233,985

Net Income	$2,879,962	$2,684,648	$2,029,153

Earnings Per Share
Basic	$0.78	$0.72	$0.55

Diluted	$0.77	$0.72	$0.55

See accompanying notes to consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

					Accumulated
			Additional		Other
	Number	Common	Paid-in	Retained	Comprehensive
	of Shares	Stock	Capital	Earnings	Income (Loss)	Total

Balance, January 1, 2003	3,710,000	$37,100	$21,107,902	$1,095,657	$58,824	$22,299,483
Net income				2,029,153		2,029,153
Other comprehensive income (loss), net of tax:
Change in unrealized gain (loss) on securities available-for-sale, net of tax of $84,322					(134,696)	(134,696)

TOTAL COMPREHENSIVE INCOME						1,894,457

Balance, December 31, 2003	3,710,000	37,100	21,107,902	3,124,810	(75,872)	24,193,940
Net income				2,684,648		2,684,648
Other comprehensive income (loss), net of tax:
Change in unrealized gain (loss) on securities available-for-sale, net of tax of $38,609					61,675	61,675

TOTAL COMPREHENSIVE INCOME						2,746,323

Balance, December 31, 2004	3,710,000	37,100	21,107,902	5,809,458	(14,197)	26,940,263
Net income				2,879,962		2,879,962
Other comprehensive income (loss), net of tax:
Change in unrealized gain (loss) on securities available-for-sale, net of tax of $8,888					14,197	14,197

TOTAL COMPREHENSIVE INCOME						2,894,159
Exercise of stock option	500	5	3,745			3,750
Cash dividends paid, $.45 per share				(1,669,575)		(1,669,575)
Cash dividends declared, $.20 per share				(742,100)		(742,100)

Balance, December 31, 2005	3,710,500	$37,105	$21,111,647	$6,277,745	$—	$27,426,497

See accompanying notes to consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

	2005	2004	2003

Cash Flows From Operating Activities:
Net Income	$2,879,962	$2,684,648	$2,029,153
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	327,573	322,951	299,405
Provision for possible credit losses	—	127,151	203,000
Deferred tax benefit	(24,067)	(18,459)	(13,203)
Net amortization of securities	299,923	1,630,837	2,105,102
Securities gains	(2,500)	(606)	(118,244)
Changes in —
Accrued interest receivable	(442,747)	320,734	679,181
Other assets	27,828	80,181	5,892
Accrued interest payable and other liabilities	180,260	18,216	(86,756)

Net cash provided by operating activities	3,246,232	5,165,653	5,103,530

Cash Flows From Investing Activities:
Purchases of available for sale securities	(4,997,500)	—	(7,830,156)
Purchases of held to maturity securities	(70,082,402)	(144,686,286)	(252,461,006)
Proceeds from sales of available for sale securities	5,000,000	550,000	7,468,750
Proceeds from maturities and calls of available for sale securities	5,000,000	—	28,990,000
Proceeds from maturities and calls of held to maturity securities	39,180,000	157,487,069	232,811,791
Net increase in loans	(27,747,254)	(7,727,056)	(9,600,601)
Purchase of other real estate	(407,951)	—	—
Purchase of premises and equipment	(2,836,077)	(796,914)	(297,106)

Net cash (used in) provided by investing activities	(56,891,184)	4,826,813	(918,328)

Cash Flows From Financing Activities:
Net (decrease) increase in demand and savings deposits	(5,514,701)	25,351,264	16,832,364
Net increase (decrease) in time deposits	43,756,378	(37,015,779)	(2,968,620)
Net increase (decrease) in securities sold under agreements to repurchase	15,203,225	(9,737,000)	(263,000)
Net decrease in federal funds purchased	—	—	(1,000,000)
Net increase in customer repurchase agreements	1,127,207	53,205	74,603
Proceeds from common stock options exercised	3,750	—	—
Dividends paid	(1,669,575)	—	—

Net cash provided by (used in) financing activities	52,906,284	(21,348,310)	12,675,347

Net Change in Cash and Cash Equivalents	(738,668)	(11,355,844)	16,860,549
Cash and Cash Equivalents at Beginning of Year	7,869,106	19,224,950	2,364,401

Cash and Cash Equivalents at End of Year	$7,130,438	$7,869,106	$19,224,950

Supplemental Disclosures of Cash Flow Information:
Interest paid on deposits	$5,776,149	$5,081,699	$5,789,572

Other interest paid	$324,851	$106,966	$152,800

Income taxes paid	$1,775,030	$1,639,258	$1,102,097

See accompanying notes to consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2004, AND 2003

NOTE 1 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:

Kensington Bankshares, Inc. (the “Company”) is a one-bank holding company. The Company owns 100% of the outstanding common stock of First Kensington Bank (the “Bank”).

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.

Nature of Business:

The Bank operates eleven branch facilities and provides a full range of banking services to individuals and businesses in the Tampa Bay area. The Bank is chartered as a state bank in Florida and therefore is regulated by various Federal and State agencies and is subject to periodic examinations by those regulatory authorities.

Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of the Company are in accordance with generally accepted accounting principles (GAAP) in the United States and the prevailing practices within the banking industry. A summary of significant accounting policies is as follows:

Use of Estimates:

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for possible credit losses.

The allowance for possible credit losses is maintained at a level, which, in management’s judgment, is adequate to absorb possible credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. In connection with the determination of the estimated losses on loans, management will obtain independent appraisals for significant collateral.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions and changes in the capacity of borrowers’ to repay their debts. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is possible that the estimated losses on loans may change materially in the near term. However, the amount of the change cannot be estimated.

Cash Equivalents:

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits due from banks, and Federal funds sold, all of which mature within 90 days.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Due from Banks:

The Bank, as a member of the Federal Reserve System, is required to maintain reserves for the purpose of facilitating the implementation of monetary policy. These reserves may be maintained in the form of balances at the Federal Reserve Bank or vault cash. The Bank’s reserve requirement was $2,210,000 at December 31, 2005. Accordingly, cash and due from bank balances were restricted to that extent.

A significant portion of cash and cash equivalents are maintained with the Federal Reserve Bank. Other cash deposits are maintained with major financial institutions in the United States. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and therefore, bear minimal risk. In monitoring this credit risk, the Bank periodically evaluates the stability of the financial institutions with which they have deposits. The Bank had deposits in correspondent financial institutions in excess of the amount insured by agencies of the federal government in the amounts of $1,903,326 $4,291,836 and $14,877,382 at December 31, 2005, 2004 and 2003, respectively.

Investment Securities:

Investments in debt securities for which the Bank has both the ability and intent to hold to maturity are classified as investments held to maturity and are stated at amortized cost. Investments in securities which management believes may be sold prior to maturity are classified as investments available for sale and are stated at fair value. Securities within the available for sale portfolio may be used as part of the Bank’s asset/liability strategy and may be sold in response to changes in interest rate risk, prepayment risk or other similar economic factors. Unrealized net gains and temporary losses are excluded from income and reported as a separate component of stockholders’ equity in accumulated other comprehensive income. Realized gains and losses from sales of investments available for sale are recorded in earnings as a separate component of non-interest income or expense using the specific identification method. The Bank does not have trading securities.

Declines in the fair value of individual securities below their cost that are other than temporary would result in write-downs, as a realized loss, of the individual securities to their fair value. However, management believes that based upon the credit quality of the debt securities and the Bank’s intent and ability to hold the securities until their recovery, none of the unrealized losses on securities should be considered other than temporary.

Interest income earned on securities are recognized in interest income, including amortization of premiums and accretion of discounts computed using the interest method. Realized gains and losses on securities are computed based upon specifically identified amortized cost and are reported as a separate component of noninterest income or expense.

Investment Risk:

The Bank’s investments potentially subject the Bank to various levels of risk associated with economic and political events beyond management’s control. Consequently, management’s judgment as to the level of losses that currently exist or may develop in the future involves the consideration of current and anticipated conditions and their potential effects on the Bank’s investments. In determining fair value of these investments, management obtains information, which is considered reliable, from third parties in order to value its investments. Due to the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks could materially impact the amounts reflected herein.

Concentrations of Credit:

Generally all of the Bank’s loans, commitments, and letters of credit have been granted to customers who are in the Bank’s market area, which is primarily the Tampa Bay Area. The Bank’s loans are generally secured by specific items of collateral including cash and marketable securities, real property, consumer assets, and business assets. A substantial portion of the Bank’s debtors’ ability to honor their contracts is dependent on economic conditions in the

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

location where the borrower or the borrower’s property is located. Concentrations of credit by type of loan are set forth in Note 3. It is the Bank’s policy to not extend credit to any single borrower or group of related borrowers in excess of the Bank’s legal lending limit as defined by federal banking regulations.

Interest Rate Risk:

The Bank is principally engaged in providing short-term commercial loans with interest rates that fluctuate with various market indices and intermediate-term, fixed rate real estate loans. These loans are primarily funded through short-term demand deposits and longer-term certificates of deposit with fixed rates. Deposits that are not utilized to fund loans are invested in securities that meet the Bank’s investment quality guidelines. Unrealized investment gains and losses resulting from changing market interest rates on the Bank’s available for sale portfolio are reflected in other comprehensive income.

Loans:

Loans are stated at unpaid principal balances, less deferred fees and the allowance for possible credit losses. Loan origination and commitment fees, less management’s estimation of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the straight line method, which approximates the interest method.

Non-Performing and Past Due Loans:

Non-performing loans are loans which have been categorized by management as non-accrual because collection of interest is doubtful or which have been restructured to provide a reduction in the interest rate or a deferral of interest or principal payments.

When the payment of principal or interest on a loan is delinquent for 90 days, or earlier in some cases, the loan is placed on non-accrual status, unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. If the decision is made to continue accruing interest on the loan, periodic reviews are made to confirm the accruing status of the loan.

When a loan is placed on non-accrual status or identified as impaired, interest accrued during the current year prior to the judgment of uncollectibility, is charged to operations. Interest accrued during prior periods that has not been paid by the borrower is generally charged to the allowance for possible credit losses. Any payments received on non-accrual loans are applied first to outstanding principal amounts and next to the recovery of charged-off loan amounts. Any excess is treated as recovery of lost interest. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Impaired loans are defined as loans for which, based on current information and events, it is probable that the Bank will be unable to collect all amounts due, both interest and principal, according to the contractual terms of the loan agreement. The allowance for possible credit losses related to impaired loans is determined based on the present value of expected cash flows discounted at the loan’s effective interest rate or, as a practical expedient, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

Restructured loans are those loans on which concessions in terms have been granted because of a borrower’s financial difficulty. Interest is generally accrued on such loans in accordance with the new terms. The Bank did not have any restructured loans at December 31, 2005, 2004, and 2003.

Allowance for Possible Credit Losses:

The allowance for possible credit losses is a valuation allowance available for losses incurred on loans and other commitments to extend credit. All losses are charged to the allowance for possible credit losses when the loss

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

actually occurs or when a determination is made that a loss is likely to occur. Recoveries are credited to the allowance at the time of recovery.

The allowance for possible credit losses consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows, or collateral value or observable market price, of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. Based on these estimates, an amount is charged to the provision for possible credit losses and credited to the allowance for possible credit losses in order to adjust the allowance to a level determined by management to be adequate to absorb losses.

Management’s judgment as to the level of losses on existing loans involves the consideration of current and anticipated economic conditions and their potential effects on specific borrowers; an evaluation of the existing relationships among loans, potential loan losses, and the present level of the allowance; results of examinations of the loan portfolio by regulatory agencies; results of examinations of the loan portfolio through an external review; and management’s internal review of the loan portfolio. In determining the collectibility of certain loans, management also considers the fair value of any underlying collateral. The amounts ultimately realized may differ from the carrying value of these assets because of economic, operating, or other conditions beyond the Bank’s control.

It should be understood that estimates of possible credit losses involve judgment. While it is possible that in particular periods the Bank may sustain losses which are substantial relative to the allowance for possible credit losses, it is the judgment of management that the allowance for possible credit losses reflected in the statements of financial condition are adequate to absorb losses which may exist in the current loan portfolio.

Premises and Equipment:

Bank premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation expense is computed principally on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease plus renewal options. Land is carried at cost. Gains and losses on dispositions are included in other income or other expense.

Advertising Costs:

The Company expenses the cost of advertising when those costs are incurred.

Real Estate Acquired Through Foreclosure:

Real estate acquired through foreclosure is recorded at the fair value of the property less any selling costs, as applicable, at the time of foreclosure. Carrying amounts are reduced to reflect this value through charges to the allowance for possible credit losses. Subsequent to foreclosure, real estate is carried at the lower of its new cost basis or fair value, less estimated costs to sell. Subsequent adjustments to reflect declines in value below the recorded amounts are recognized and are charged to expense in the period such determinations are assessed. Required developmental costs associated with foreclosed property under construction are capitalized and considered in determining the fair value of the property. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other noninterest expense. The Bank held no real estate acquired through foreclosure at December 31, 2005, 2004, and 2003.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes:

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between financial and income tax methods of recording the allowance for possible credit losses and depreciation expense. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Share-Based Compensation:

The Company utilizes the intrinsic value method for its stock compensation plans. Under the provisions of Accounting Principles Board (APB) No. 25, “Accounting for Stock Issued to Employees”, no compensation cost is recognized for the options granted in which the exercise price was equal to or greater than the estimated market value price on the date of grant. The company granted all options at a price equal to or greater than the estimated market price at the date of grant and therefore no compensation expense has been recorded. The proforma disclosures required by SFAS No. 123 are included in Note 11.

Earnings Per Share of Common Stock:

Basic earnings per common share is calculated by dividing net earnings available for common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available for common stockholders by the weighted average number of common and potentially dilutive common shares. Stock options are dilutive common shares and are therefore considered in diluted earnings per share calculation. The number of potentially dilutive common shares is determined using the treasury stock method.

Recently Issued Accounting Standards:

Statement of Financial Accounting Standards No. 123R, “Share Based Payments” establishes standards for accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for stock based compensation using the intrinsic value based method of accounting and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. SFAS No. 123R applies to new awards and towards modified, repurchased, or cancelled awards in fiscal years beginning after December 15, 2005. The Company plans to transition to fair value based accounting for stock based compensation using a prospective application effective January 1, 2006.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting For Changes and Error Corrections” (“SFAS 154”), which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements — an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in the income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the provisions of SFAS 154 to have a significant impact on its results of operations.

In July 2005, the FASB published an Exposure Draft of a proposed Interpretation, “Accounting for Uncertain Tax Positions.” The Exposure Draft seeks to reduce the significant diversity in practice associated with recognition and measurement in the accounting for income taxes. It would apply to all tax positions accounted for in accordance with SFAS 109, “Accounting for Income Taxes.” The Exposure Draft requires that a tax position meet a “probable recognition threshold” for the benefit of the uncertain tax position to be recognized in the financial statements. This threshold is to be met assuming that the tax authorities will examine the uncertain tax position. The Exposure Draft contains guidance with respect to the measurement of the benefit that is recognized for an uncertain tax position, when that benefit should be recognized, and other matters. This proposed Interpretation would clarify the accounting for uncertain tax positions in accordance with SFAS 109. The Company does not expect the provisions of this exposure draft to have a significant impact on its results of operations.

On March 17, 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140” (“Statement 156”), “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The Statement requires that all servicing assets and liabilities be initially measured at fair value and allows for two alternatives in the subsequent accounting for servicing assets and liabilities: the amortization method and the fair value method. The amortization method requires that the servicing assets and liabilities be amortized over the remaining estimated lives of the serviced assets with impairment testing to be performed periodically. The fair value method requires the servicing assets and liabilities to be measured at fair value each period with an offset to income. This Statement is to be adopted in the first fiscal year that begins after September 15, 2006 and early adoption is permitted. An entity can elect the fair value method at the beginning of any fiscal year provided that interim financial statements have not been issued. However, once the fair value election is made, an entity cannot revert back to the amortization method. The Company is currently reviewing the potential impact of this Statement, as well as the accounting alternatives available.

NOTE 2 — INVESTMENT SECURITIES

Investment securities have been classified in the consolidated statements of financial condition according to management’s intent. The carrying amount of securities and their approximate fair values were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Held to Maturity:
December 31, 2005 — U.S. government agency securities	$184,025,332	$2,500	$(2,817,174)	$181,210,658

December 31, 2004 — U.S. government agency securities	$153,337,768	$120,909	$(446,323)	$153,012,354

December 31, 2003 — U.S. government agency securities	$168,163,298	$591,334	$(779,891)	$167,974,741

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Available for Sale:
December 31, 2004 — U.S. government agency securities	$5,085,085	$—	$(23,085)	$5,062,000

December 31, 2003 — U.S. government agency securities	$5,240,570	$—	$(123,370)	$5,117,200

Realized gains and losses on available for sale securities amounted to $2,500 and $0, respectively, in 2005, $606 and $0, respectively, in 2004 and $120,094 and $1,850, respectively in 2003.

The amortized cost and estimated fair value of debt securities at December 31, 2005, by contractual maturities, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity
	Amortized	Fair
	Cost	Value

Due in one year or less	$—	$—
Due from one to five years	28,554,488	28,097,430
Due from five to ten years	133,830,566	131,961,281
Due after ten years	21,640,278	21,151,947

	$184,025,332	$181,210,658

Investment securities with a carrying value and fair value of approximately $3,330,000 and $3,280,100 at December 31, 2005, respectively, $2,345,000 and $2,348,600 at December 31, 2004, respectively, and $3,430,000 and $3,507,200 at December 31, 2003, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Information pertaining to securities with gross unrealized losses at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value

U.S. government agency securities	$(2,117,347)	$143,990,714	$(699,827)	$31,217,447

Management evaluates whether unrealized losses on securities represent impairment that is other than temporary. If such impairment is identified, the carrying amount of the security is reduced with a charge to operations. In making this evaluation, management first considers the reasons for the indicated impairment. These reasons include changes in market rates relative to those available when the security was acquired, changes in market expectations about the timing of cash flows from securities that can be prepaid, and changes in the market’s perception of the issuer’s financial health and the security’s credit quality. Management then considers the likelihood of a recovery in fair value sufficient to eliminate the indicated impairment and the length of time over which an anticipated recovery would occur, which could extend the security’s maturity. Finally, management determines whether there is both the ability and intent to hold the impaired security until an anticipated recovery, in which case the impairment would be considered temporary. In making this assessment, management considers whether a security continues to be a suitable holding from the perspective of the Bank’s overall portfolio and asset/liability management strategies.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Substantially all the unrealized losses at December 31, 2005 resulted from increases in market interest rates over the yields available at the time the underlying securities were purchased. Management identified no impairment related to credit quality and at December 31, 2005, management had both the intent and ability to hold impaired securities until full recovery of cost is achieved and no impairment was evaluated as other than temporary. No impairment losses were recognized during the years ended December 31, 2005, 2004, and 2003.

NOTE 3 — LOANS RECEIVABLE

The components of loans in the consolidated statements of financial condition at December 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003

Real estate —
Commercial	$99,660,103	$75,757,698	$61,971,947
Residential	19,827,693	17,622,256	18,371,056
Commercial	4,528,606	3,574,498	7,685,812
Consumer	1,951,805	1,129,283	2,324,287

	125,968,207	98,083,735	90,353,102
Deferred loan fees	(433,897)	(313,417)	(282,689)
Allowance for possible credit losses	(1,016,738)	(1,000,000)	(900,000)

	$124,517,572	$96,770,318	$89,170,413

The Bank primarily grants real estate, commercial and consumer loans in the State of Florida with primary concentration being in the Tampa Bay area. Although the Bank’s loan portfolio is diversified, a significant portion of its loans are secured by real estate.

NOTE 4 — ALLOWANCE FOR POSSIBLE CREDIT LOSSES AND NON PERFORMING LOANS

An analysis of the change in the allowance for possible credit losses follows:

	2005	2004	2003

Balance at January 1	$1,000,000	$900,000	$700,000

Loans charged-off	(1,362)	(27,151)	(3,000)
Recoveries	18,100	—	—

Net loans recovered (charged-off)	16,738	(27,151)	(3,000)

Provision charged to operations	—	127,151	203,000

Balance at December 31	$1,016,738	$1,000,000	$900,000

Loans on which the accrual of interest has been discontinued or reduced, for which impairment had not been recognized, amounted to approximately $6,300 at December 31, 2005, $23,000 at December 31, 2004 and $476,600 at December 31, 2003. If interest on those loans had been accrued, such income would have approximated $500 in 2005, $4,300 in 2004 and $16,400 in 2003. Interest income on those loans is recorded only when received.

The Bank did not have any other loans considered to be impaired or that had been restructured as of December 31, 2005, 2004, and 2003.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5 — PREMISES AND EQUIPMENT

Components of premises and equipment included in the consolidated statements of financial condition at December 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003

Land	$2,075,000	$750,000	$350,000
Buildings and improvements	760,584	760,584	475,584
Leasehold improvements	1,023,308	1,021,934	1,013,365
Furniture, fixtures & equipment	1,743,902	1,602,926	1,511,508
Construction in process	1,361,750	11,926	—

	6,964,544	4,147,370	3,350,457
Less: accumulated depreciation and amortization	(1,354,764)	(1,046,094)	(723,144)

	$5,609,780	$3,101,276	$2,627,313

Depreciation and amortization expense charged to operations amounted to $327,573 in 2005, $322,951 in 2004 and $299,405 in 2003.

In December of 2005, the Bank exercised an option to acquire a piece of commercial real estate that was occupied by one of the Bank’s borrowers in anticipation of future default on the amount due to Bank. The property was acquired for approximately $408,000 and management believes there will be adequate equity in the property to pay off the amounts owed should the borrower go into default on the loan. The Bank currently leases the property to the tenant/borrower and records rental income of approximately $6,000 per month.

At December 31, 2005, the Bank had recorded approximately $1.4 million in construction in process related to the completion of two new branch facilities. Additional costs to complete the facilities are anticipated to be $300,000.

Leases:

The Bank is obligated under certain non-cancelable operating leases for Bank premises. The operating leases relating to Bank premises expire during various years from 2006 to 2010 with the leases having various renewal options. The leases require the payment of taxes, insurance, and maintenance cost in addition to rental payments.

Future minimum lease payments under these operating leases including one revenue option, at December 31, 2005 are summarized as follows:

2006	$469,428
2007	462,612
2008	441,635
2009	350,230
2010	354,078
Thereafter	637,000

$2,714,983

Rental expense relating to the operating leases amounted to approximately $452,300 in 2005, $392,200 in 2004, and $369,300 in 2003.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6 — ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following at December 31, 2005, 2004 and 2003:

	2005	2004	2003

Loans	$447,088	$290,159	$286,579
Investments and other	2,159,599	1,873,781	2,198,095

	$2,606,687	$2,163,940	$2,484,674

NOTE 7 — TIME DEPOSITS

The aggregate amount of time deposits with a minimum denomination of $100,000 were approximately $81,844,800, $46,785,400, and $58,183,300 at December 31, 2005, 2004 and 2003, respectively.

At December 31, 2005, the scheduled maturities of time deposits were as follows:

2006	$111,811,394
2007	82,100,527
2008	3,781,447
2009	2,611,381
2010	863,255

$201,168,004

NOTE 8 — SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase at December 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003

Securities sold under agreements to repurchase	$15,203,225	$—	$9,737,000

Average amount outstanding during the year	$9,423,451	$5,382,807	$10,516,193

Weighted average interest rate of the agreements	3.36%	1.53%	1.25%

The agreements mature within one month. The securities underlying the agreements were delivered to the dealer who arranged the transactions. The dealer may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of operation and has agreed to resell to the Bank substantially identical securities at the maturity of the agreement. The Bank is required under a master agreement with the dealer to maintain a minimum margin of 100% for the value of all collateral securities backing the agreements. If the market value of securities underlying such agreements falls below the minimum margin requirement, the Bank is required to deposit additional securities or cash with the dealer.

NOTE 9 —	CUSTOMER REPURCHASE AGREEMENTS

At December 31, 2005, 2004, and 2003, the Bank had entered into repurchase agreements with Bank customers. The repurchase agreements generally mature within one business day from the transaction date. The average balance and interest rate under the repurchase agreements amounted to approximately $923,800 and 1.75% in 2005, $978,400 and .79% in 2004, and $753,500 and .91% in 2003.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10 —	EARNINGS PER SHARE

The Company accounts for earnings per share (EPS) in compliance with Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings per Share”. Under SFAS No. 128, because the Company has common stock equivalents, the Company has a complex capital structure and must disclose both basic and diluted EPS. Basic EPS is computed by dividing consolidated net income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if all dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the consolidated net income of the Company. The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003

Numerator for earnings per share:
Net income	$2,879,962	$2,684,648	$2,029,153

Denominator for earnings per share:
Weighted average common shares outstanding:
Basic	3,710,167	3,710,000	3,710,000

Diluted	3,724,943	3,710,000	3,710,000

Earning Per Share:
Basic	$.78	$.72	$.55

Diluted	$.77	$.72	$.55

NOTE 11 —	STOCK OPTIONS

The Company has adopted SFAS No. 123, Accounting for Stock-Based Compensation, and accounts for these options under APB Opinion No. 25, Accounting for Stock Issued to Employees, for which no compensation cost has been recognized.

The Company has established an Incentive and Non-Statutory Stock Option Plan, under which 350,000 shares of the Company’s common stock is reserved for issuance. This plan was revised during 2005 to allow for 600,000 shares of the Company’s common stock to be reserved for issuance. Options are granted under the Plan on such terms and at such prices as determined by the Board of Directors, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the common stock at the date of the grant. In September 2002, options were granted to directors for the purchase of 30,000 shares of common stock and to employees for the purchase of 75,000 shares of common stock. In December 2003, options were granted to employees for the purchase of 36,300 shares of common stock. In December 2005, options were granted to directors for the purchase of 150,000 shares of common stock and to employees for the purchase of 61,650 shares of common stock. All options expire five years from the date of grant and vest and become exercisable 10% annually for the first three years from date of grant and fully vested and exercisable four years from grant date.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the status of the Company’s outstanding stock options at December 31, 2005, 2004 and 2003 is presented below:

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number	Price	Number	Price	Number	Price

Outstanding at beginning of year	140,000	$7.50	140,000	$7.50	104,700	$7.50
Granted	211,650	8.50	—		36,300	7.50
Forfeited	(22,400)	7.50	—		(1,000)	7.50
Exercised	(500)	7.50	—		—

Outstanding at end of year	328,750	$8.14	140,000	$7.50	140,000	$7.50

Exercisable at end of year	31,910	$8.14	20,200	$7.50	8,490	$7.50

Had compensation expense for the Company’s stock options been recognized based on the fair value on the grant date under the methodology prescribed by SFAS No. 123, the Company’s net earnings and earnings per share for the years ended December 31, 2005, 2004, and 2003 would have been impacted as shown in the following table:

	2005	2004	2003

Reported net earnings	$2,879,962	$2,684,648	$2,029,153
Compensation expense, net of taxes	12,104	12,104	8,646
Pro forma net earnings	2,867,858	2,672,544	2,020,507
Reported basic earnings per share	0.78	0.72	0.55
Proforma basic earnings per share	0.77	0.72	0.54
Reported diluted earnings per share	0.77	0.72	0.55
Pro forma diluted earnings per share	0.77	0.72	0.54

The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Black-Scholes option-pricing model.

The fair value of each option granted is estimated on the grant date using the minimum value method. In using the minimum value method, the Company assumed (a) no dividend yield through 2004 and a 6% dividend yield in 2005; (b) an expected life of five years; and (c) a risk-free interest rate of 2.94% at date of grant in September 2002, a risk-free interest rate of 2.10% at date of grant in December 2003, a risk-free interest rate of 4.35% at date of grant in December 2005, and a volatility of effectively zero.

NOTE 12 — EMPLOYEE BENEFIT PLAN

The Bank maintains a 401(k) benefit plan for all eligible Bank employees. Benefit plan administration expense in 2005, 2004 and 2003 amounted to $2,225, $2,080 and $1,620, respectively. The Bank made no contributions to the plan in 2005, 2004 and 2003.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13 — INCOME TAXES

The provision for income taxes charged to earnings for the years ending December 31, 2005, 2004 and 2003 are summarized as follows:

	2005	2004	2003

Current:
Federal	$1,535,189	$1,404,311	$1,065,311
State	246,982	240,203	181,877

	1,782,171	1,644,514	1,247,188

Deferred:
Federal	(20,550)	(15,690)	(11,273)
State	(3,517)	(2,769)	(1,930)

	(24,067)	(18,459)	(13,203)

	$1,758,104	$1,626,055	$1,233,985

The differences between the actual income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes at December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003

Tax based on statutory rate	$1,576,942	$1,465,639	$1,109,467
State tax, net of federal benefit	160,687	156,706	118,765
Other, net	20,475	3,710	5,753

	$1,758,104	$1,626,055	$1,233,985

The components of deferred taxes at December 31, 2005, 2004 and 2003 are summarized as follows:

	2005	2004	2003

Deferred tax assets:
Allowance for loan losses	$382,599	$381,035	$345,570
Pre-opening expenses	—	3,920	32,236
Net unrealized loss on securities available for sale	—	8,888	47,497

	382,599	393,843	425,303

Deferred tax liabilities:
Depreciation	(134,712)	(161,135)	(172,445)

Net deferred tax asset	$247,887	$232,708	$252,858

In management’s opinion, based on expectations of future taxable income and other relevant considerations, it is more likely than not that future taxable income will be sufficient to utilize the deferred tax assets which existed at December 31, 2005, 2004, and 2003.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Unused Lines of Credit:

The Bank has unsecured federal funds lines of credit with financial institutions enabling the Bank to borrow up to $11,000,000 with interest determined at the time of any advance. The arrangements are reviewed annually for renewal of the credit line.

Credit Related Financial Instruments:

The Bank is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters-of-credit and financial guarantees. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition.

The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

At December 31, 2005, 2004 and 2003 the following financial instruments were outstanding whose contract amounts represent credit risk:

	2005	2004	2003

Commitments to extend credit	$21,353,806	$21,096,747	$25,428,638

Standby letters of credit	$2,024,759	$2,134,506	$3,958,468

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments to extend credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management’s credit evaluation of the customer.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral for those commitments for which collateral is deemed necessary.

The Bank has not incurred any losses on its commitments in 2005, 2004 and 2003.

Other:

Various legal claims arise from time to time in the normal course of business, which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements. At December 31, 2005, management is not aware of any unresolved claims against the Company or the Bank.

NOTE 15 — RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has and expects to continue to conduct routine banking business with related parties including its directors, stockholders, and their affiliates.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loans — In the opinion of management, loans to related parties were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Bank.

Loans to such borrowers at December 31, 2005, 2004 and 2003 are summarized as follows:

	2005	2004	2003

Balance, beginning of period	$1,328,460	$2,202,488	$2,201,019
New loans during the period	225,000	900,000	328,000
Repayments during the period	(114,623)	(1,774,028)	(326,531)

Balance, December 31	$1,438,837	$1,328,460	$2,202,488

Unfunded commitments to related parties	$64,389	$50,000	$50,000

Deposits — The Bank held deposits from related parties of approximately $17,517,300, $8,984,200 and $2,593,800 at December 31, 2005, 2004 and 2003, respectively.

NOTE 16 — REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. These regulations for the Bank include, but are not limited to, the payment of dividends in excess of the sum of the current year’s earnings plus undistributed earnings from the prior two years. As of December 31, 2005, the Bank had $5,964,188 of retained earnings that could be paid under this restriction. These regulations for the Company include but are not limited to the payment of dividends out of income available over the past year only if prospective earnings retention is consistent with the Company’s expected future needs and financial condition. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005, the Bank was considered well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the Bank’s category. The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2005, 2004, and 2003 are presented in the table below:

					Minimum
					To Be Well
			Minimum		Capitalized Under
			Capital		Prompt Corrective
	Actual		Requirement:		Action Provisions:
	Amount	Ratio	Amount	Ratio	Amount		Ratio

As of December 31, 2005:
Total Capital (to Risk Weighted Assets)
Consolidated	$28,443,235	16.59%	$13,717,829	8.0%	$	N/A
Bank	$28,282,439	16.49%	$13,717,829	8.0%		$17,147,286	10.0%
Tier I Capital
(to Risk Weighted Assets)
Consolidated	$27,426,497	15.99%	$6,858,914	4.0%	$	N/A
Bank	$27,265,701	15.90%	$6,858,914	4.0%		$10,288,372	6.0%
Tier I Capital
(to Average Assets)
Consolidated	$27,426,497	9.75%	$11,246,893	4.0%	$	N/A
Bank	$27,265,701	9.70%	$11,246,893	4.0%		$14,058,616	5.0%
As of December 31, 2004:
Total Capital
(to Risk Weighted Assets)
Consolidated	$27,954,460	20.46%	$10,932,804	8.0%	$	N/A
Bank	$27,880,187	20.40%	$10,932,804	8.0%		$13,666,005	10.0%
Tier I Capital
(to Risk Weighted Assets)
Consolidated	$26,954,460	19.72%	$5,466,402	4.0%	$	N/A
Bank	$26,880,187	19.67%	$5,466,402	4.0%		$8,199,603	6.0%
Tier I Capital
(to Average Assets)
Consolidated	$26,954,460	10.03%	$10,746,575	4.0%	$	N/A
Bank	$26,880,187	10.01%	$10,746,575	4.0%		$13,433,218	5.0%
As of December 31, 2003:
Total Capital
(to Risk Weighted Assets)
Consolidated	$25,169,812	17.78%	$11,322,726	8.0%	$	N/A
Bank	$25,065,470	17.71%	$11,322,726	8.0%		$14,153,408	10.0%

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Minimum
					To Be Well
			Minimum		Capitalized Under
			Capital		Prompt Corrective
	Actual		Requirement:		Action Provisions:
	Amount	Ratio	Amount	Ratio	Amount		Ratio

Tier I Capital
(to Risk Weighted Assets)
Consolidated	$24,269,812	17.15%	$5,661,363	4.0%	$	N/A
Bank	$24,165,470	17.07%	$5,661,363	4.0%		$8,492,045	6.0%
Tier I Capital
(to Average Assets)
Consolidated	$24,269,812	9.24%	$10,511,097	4.0%	$	N/A
Bank	$24,165,470	9.20%	$10,511,097	4.0%		$13,138,871	5.0%

NOTE 17 — FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair value of financial instruments is best determined based upon quoted market prices. However, in many instances, there is no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate used and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Statement of Financial Accounting Standards No. 107, Disclosure about Fair Value of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and cash equivalents.  The carrying amounts of cash and cash equivalents approximate their fair value.

Securities.  Fair values for securities are based on quoted market prices.

Loans receivable.  For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposit liabilities.  The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of savings accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected maturities of time deposits.

Securities sold under agreements to repurchase.  The carrying amounts of securities sold under agreements to repurchase approximate their fair values.

Customer repurchase agreements.  The carrying amounts of customer repurchase agreements approximate their fair values.

Off-balance-sheet instruments.  Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the counterparties’ credit standings. The estimated fair value for these instruments was insignificant at December 31, 2005, 2004, and 2003.

The estimated fair values of the Company’s financial instruments at December 31, 2005, 2004 and 2003 were as follows:

	2005		2004		2003
		Estimated		Estimated		Estimated
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

Financial assets:
Cash and cash equivalents	$7,130,438	$7,130,438	$7,869,106	$7,869,106	$19,224,950	$19,224,950
Securities held to maturity	184,025,332	181,210,658	153,337,768	153,012,354	168,163,298	167,974,741
Securities available for sale	—	—	5,062,000	5,062,000	5,117,200	5,117,200
Loans receivable	124,517,572	124,304,747	96,770,318	97,006,630	89,170,413	89,516,763
Financial liabilities:
Deposits	278,687,723	277,646,137	240,446,046	240,443,697	252,110,561	253,207,897
Securities sold under agreements to repurchase	15,203,225	15,203,225	—	—	9,737,000	9,737,000
Customer repurchase agreements	2,118,072	2,118,072	990,865	990,865	937,660	937,660

NOTE 18 — SUBSEQUENT EVENTS

On March 6, 2006, the Company announced that it had signed a definitive agreement to merge with and into Superior Bancorp, a Delaware chartered thrift holding company headquartered in Birmingham, Alabama. Superior Bancorp offers a broad range of banking and related services through Superior Bank, a federal savings bank. Under the terms of the merger agreement, Superior Bancorp has agreed to issue 1.60 shares of its common stock for each outstanding share of the Company’s common stock. Based on recent closing prices per share for Superior Bancorp common stock, the transaction would be valued at approximately $71.2 million. The actual value at consummation will be based on Superior Bancorp share price at that time. Completion of the merger is subject to approval by the stockholders of both corporations, to the receipt of required regulatory approvals and to the satisfaction of usual and customary closing conditions.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 19 —	CONDENSED PARENT COMPANY INFORMATION

The condensed financial information of the parent company only as of December 31, 2005, 2004, and 2003 and for the years ended December 31, 2005, 2004, and 2003 is presented as follows:

Balance Sheets

	2005	2004	2003

Assets:
Cash	$170,990	$48,673	$78,742
Other assets	—	25,600	25,600
Investment in Bank subsidiary	28,007,801	26,865,990	24,089,598

Total Assets	$28,178,791	$26,940,263	$24,193,940

Liabilities & Stockholders’ Equity:
Dividends payable and other liabilities	$752,294	$—	$—
Stockholders’ equity	27,426,497	26,940,263	24,193,940

Total Liabilities & Stockholders’ Equity	$28,178,791	$26,940,263	$24,193,940

Statements of Income

	2005	2004	2003

Noninterest Income:
Dividends from Bank subsidiary	$1,776,000	$—	$—
Noninterest Expense:
Other expense	38,083	43,272	68,031

Income (loss) before income taxes and equity in undistributed earnings of subsidiary	1,737,917	(43,272)	(68,031)
Income tax benefit	(14,431)	(13,203)	(25,600)

Income (loss) before equity in undistributed earnings of subsidiary	1,752,348	30,069	(42,431)
Equity in undistributed earnings of subsidiary	1,127,614	2,714,717	2,071,584

Net income	$2,879,962	$2,684,648	$2,029,153

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statements of Cash Flows

	2005	2004	2003

Cash Flows From Operating Activities:
Net income	$2,879,962	$2,684,648	$2,029,153
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Net change in other assets	25,600	—	(3,740)
Net change in other liabilities	10,194	—	—
Equity in undistributed earnings of Bank subsidiary	(1,127,614)	(2,714,717)	(2,071,584)

Net cash provided by (used in) operating activities	1,788,142	(30,069)	(46,171)

Cash Flows From Financing Activities:
Dividends paid	(1,669,575)	—	—
Proceeds from options exercised	3,750	—	—

Net cash used in financing activities	(1,665,825)	—	—

Net change in cash	122,317	(30,069)	(46,171)
Cash at beginning of year	48,673	78,742	124,913

Cash at end of year	$170,990	$48,673	$78,742

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for the years ended December 31, 2005 and 2004 is as follows:

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
QUARTERLY FINANCIAL INFORMATION
FOR THE QUARTERS IN 2005

	3/31/2005	6/30/2005	9/30/2005	12/31/2005
	(Unaudited)

ASSETS:
Cash and due from banks	$4,582,894	$3,830,579	$5,569,391	$5,177,112
Interest-bearing deposits in bank	62,448	62,695	63,036	—
Federal funds sold	2,546,939	1,927,842	2,694,218	1,953,326

Cash and cash equivalents	7,192,281	5,821,116	8,326,645	7,130,438

Securities available for sale	5,032,000	5,007,500	—	—

Securities held to maturity	153,668,300	148,148,998	175,923,507	184,025,332

Loans	107,177,271	116,105,287	115,508,386	125,534,310
Less allowance for loans losses	1,030,000	1,085,000	1,125,000	1,016,738

Net loans	106,147,271	115,020,287	114,383,386	124,517,572

Premises and equipment, net	3,158,619	3,311,799	3,779,385	5,609,780
Interest receivable and other assets	2,351,909	2,569,715	2,445,596	3,371,258

Total assets	$277,550,380	$279,879,415	$304,858,519	$324,654,380

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Deposits:
Non-interest bearing	$33,296,285	$31,471,996	$37,741,535	$35,801,529
Interest bearing	199,521,244	216,225,770	232,170,816	242,886,194

Total deposits	232,817,529	247,697,766	269,912,351	278,687,723
Securities sold under agreements to repurchase	14,767,000	2,892,000	5,210,000	15,203,225
Customer repurchase agreements	1,276,852	638,303	837,943	2,118,072
Dividends payable	—	—	—	742,100
Accrued expenses and other liabilities	915,065	761,914	849,091	476,763

Total liabilities	249,776,446	251,989,983	276,809,385	297,227,883

Stockholders’ equity:
Common stock	37,100	37,100	37,105	37,105
Additional paid-in capital	21,107,902	21,107,902	21,111,647	21,111,647
Retained earnings	6,637,673	6,744,333	6,900,382	6,277,745
Accumulated other comprehensive income (loss)	(8,741)	97	—	—

Total stockholders’ equity	27,773,934	27,889,432	28,049,134	27,426,497

Total liabilities and stockholders’ equity	$277,550,380	$279,879,415	$304,858,519	$324,654,380

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
QUARTERLY FINANCIAL INFORMATION FOR THE QUARTERS IN 2004

	3/31/2004	6/30/2004	9/30/2004	12/31/2004
	(Unaudited)

ASSETS:
Cash and due from banks	$2,741,921	$3,763,984	$3,810,620	$3,527,305
Interest-bearing deposits in bank	61,642	61,726	61,880	62,189
Federal funds sold	316,625	1,422,082	76,245	4,279,612

Cash and cash equivalents	3,120,188	5,247,792	3,948,745	7,869,106

Securities available for sale	5,212,500	5,017,200	5,103,150	5,062,000

Securities held to maturity	183,061,073	173,564,184	200,965,717	153,337,768

Loans	97,345,863	100,593,324	93,146,916	97,770,318
Less allowance for loans losses	935,000	960,000	980,000	1,000,000

Net loans	96,410,863	99,633,324	92,166,916	96,770,318

Mortgage loans held for sale	64,919	396,786	—	—
Premises and equipment, net	2,589,246	2,559,298	2,490,425	3,101,276
Interest receivable and other assets	2,799,334	3,072,667	2,893,581	2,533,209

Total assets	$293,258,123	$289,491,251	$307,568,534	$268,673,677

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Deposits:
Non-interest bearing	$19,952,388	$23,133,530	$22,244,430	$29,313,370
Interest bearing	232,970,810	239,405,678	240,995,367	211,132,676

Total deposits	252,923,198	262,539,208	263,239,797	240,446,046
Securities sold under agreements to repurchase	12,616,406	—	16,317,450	—
Federal funds purchased	1,000,000	—	—	—
Customer repurchase agreements	901,538	877,877	1,149,586	990,865
Accrued expenses and other liabilities	796,229	453,808	498,572	296,503

Total liabilities	268,237,371	263,870,893	281,205,405	241,733,414

Stockholders’ equity:
Common stock	37,100	37,100	37,100	37,100
Additional paid-in capital	21,107,902	21,107,902	21,107,902	21,107,902
Retained earnings	3,869,107	4,564,917	5,230,923	5,809,458
Accumulated other comprehensive income (loss)	6,643	(89,561)	(12,796)	(14,197)

Total stockholders’ equity	25,020,752	25,620,358	26,363,129	26,940,263

Total liabilities and stockholders’ equity	$293,258,123	$289,491,251	$307,568,534	$268,673,677

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME QUARTERLY FINANCIAL INFORMATION FOR THE QUARTERS IN 2005

	3/31/2005	6/30/2005	9/30/2005	12/31/2005
	(Unaudited)

Interest income:
Loans receivable and fees on loans	$1,778,684	$2,064,550	$2,190,446	$2,339,895
Investment securities	1,757,950	1,782,851	1,912,159	2,150,182
Federal funds sold	18,986	14,506	29,275	18,539

Total interest income	3,555,620	3,861,907	4,131,880	4,508,616

Interest expense:
Deposits	1,122,725	1,292,838	1,590,232	1,890,986
Other	41,727	152,153	67,747	88,242

Total interest expense	1,164,452	1,444,991	1,657,979	1,979,228

Net interest income	2,391,168	2,416,916	2,473,901	2,529,388
Provision for loan losses	11,900	55,000	39,087	(105,987)

Net interest income after provision for loan losses	2,379,268	2,361,916	2,434,814	2,635,375

Noninterest income:
Service charges on deposits accounts	45,004	60,912	63,168	49,362
Securities gains	2,500	—	—	—
Other	7,701	8,625	10,083	9,699

Total noninterest income	55,205	69,537	73,251	59,061

Noninterest expense:
Salaries and employee benefits	677,362	701,434	762,299	875,486
Occupancy and equipment expense	190,877	228,283	272,269	327,508
Other expenses	302,019	319,576	355,948	417,300

Total noninterest expense	1,170,258	1,249,293	1,390,516	1,620,294

Income before income tax expense	1,264,215	1,182,160	1,117,549	1,074,142
Income tax expense	436,000	519,000	405,000	398,104

Net Income	$828,215	$663,160	$712,549	$676,038

Basic earnings per share	$.22	$.18	$.19	$.19

Diluted earnings per share	$.22	$.18	$.19	$.18

Basic weighted average shares outstanding	3,710,000	3,710,000	3,710,167	3,710,500

Diluted weighted average shares outstanding	3,710,000	3,827,600	3,827,267	3,827,600

Cash dividend per share	$.15	$.15	$.15	$.20

Statement of Comprehensive Income
Net Income	$828,215	$663,160	$712,549	$676,038
Other Comprehensive Income (Loss), net of tax:
Unrealized holding (losses) gain arising during the period	5,456	8,838	(97)	—
Less: Reclassification adjustment for gains included in net income	—	—	—	—

	5,456	8,838	(97)	0

Comprehensive income	$833,671	$671,998	$712,452	$676,038

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
QUARTERLY FINANCIAL INFORMATION FOR THE QUARTERS IN 2004

	3/31/2004	6/30/2004	9/30/2004	12/31/2004
	(Unaudited)

Interest income:
Loans receivable and fees on loans	$1,628,488	$1,633,284	$1,657,916	$1,695,795
Investment securities	1,896,317	1,781,300	1,894,472	1,940,707
Federal funds sold	9,697	3,567	14,829	17,390

Total interest income	3,534,502	3,418,151	3,567,217	3,653,892

Interest expense:
Deposits	1,292,173	1,233,713	1,281,404	1,219,161
Other	25,069	15,860	11,771	39,930

Total interest expense	1,317,242	1,249,573	1,293,175	1,259,091

Net interest income	2,217,260	2,168,578	2,274,042	2,394,801
Provision for loan losses	35,000	25,000	23,958	43,193

Net interest income after provision for loan losses	2,182,260	2,143,578	2,250,084	2,351,608

Noninterest income:
Service charge on deposits accounts	41,743	51,145	50,399	47,142
Securities gains	8,000	—	—	606
Other	4,808	5,197	7,710	7,379

Total noninterest income	54,551	56,342	58,109	55,127

Noninterest expense:
Salaries and employee benefits	549,551	594,813	657,805	734,194
Occupancy and equipment expense	195,447	212,818	239,850	310,437
Other expenses	310,515	318,479	304,532	412,515

Total noninterest expense	1,055,513	1,126,110	1,202,187	1,457,146

Income before income tax expense	1,181,298	1,073,810	1,106,006	949,589
Income tax expense	437,000	378,000	440,000	371,055

Net income	$744,298	$695,810	$666,006	$578,534

Basic earnings per share	$.20	$.19	$.18	$.15

Diluted earnings per share	$.20	$.19	$.18	$.15

Basic weighted average shares outstanding	3,710,000	3,710,000	3,710,000	3,710,000

Diluted weighted average shares outstanding	3,710,000	3,710,000	3,710,000	3,710,000

Cash dividend per share	$—	$—	$—	$—

Statement of Comprehensive Income
Net Income	$744,298	$695,810	$666,006	$578,534
Other Comprehensive Income (Loss), net of tax:
Unrealized holding (losses) gain arising during the period	82,515	(96,204)	76,765	(1,401)
Less: Reclassification adjustment for gains included in net income	—	—	—	—

	82,515	(96,204)	76,765	(1,401)

Comprehensive income	$826,813	$599,606	$742,771	$577,133

KENSINGTON BANKSHARES, INC.

CONDENSED CONSOLIDATED
STATEMENTS OF CONDITION

	March 31,	December 31,
	2006	2005
	Unaudited	Audited

ASSETS:
Cash and due from banks	$5,213,286	$5,177,112
Federal funds sold	5,739,529	1,953,326

Cash and cash equivalents	10,952,815	7,130,438

Securities held to maturity	184,127,142	184,025,332

Loans	137,153,357	125,534,310
Less Allowance for possible credit losses	1,011,254	1,016,738

Net loans	136,142,103	124,517,572

Premises and equipment, net	5,630,828	5,609,780
Interest receivable and other assets	3,072,505	3,371,258

Total assets	$339,925,393	$324,654,380

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Deposits:
Non-interest bearing	$41,356,405	$35,801,529
Interest bearing	256,849,416	242,886,194

Total deposits	298,205,821	278,687,723
Securities sold under agreements to repurchase	10,043,825	15,203,225
Customer repurchase agreements	2,227,321	2,118,072
Accrued expenses and other liabilities	1,142,675	1,218,863

Total liabilities	311,619,642	297,227,883

Stockholders’ equity:
Common stock, 10,000,000 shares authorized of $.01 par value; 3,710,500 shares issued and outstanding	37,105	37,105
Additional paid-in capital	21,111,647	21,111,647
Retained earnings	7,156,999	6,277,745

Total stockholders’ equity	28,305,751	27,426,497

Total liabilities and stockholders’ equity	$339,925,393	$324,654,380

See Notes to Condensed Unaudited Interim Consolidated Financial Statements

KENSINGTON BANKSHARES INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

	2006	2005
	(Unaudited)

Interest income:
Loans receivable and fees on loans	$2,641,496	$1,778,684
Investment securities	2,220,353	1,757,950
Federal funds sold	45,521	18,986

Total interest income	4,907,370	3,555,620

Interest expense:
Deposits	2,160,620	1,122,725
Other	183,048	41,727

Total interest expense	2,343,668	1,164,452

Net interest income	2,563,702	2,391,168
Provision for possible credit losses	—	11,900

Net interest income after provision for possible credit losses	2,563,702	2,379,268

Noninterest income:
Service charge on deposits accounts	53,788	45,004
Securities gains	—	2,500
Other income	25,905	7,701

Total noninterest income	79,693	55,205

Noninterest expense:
Salaries and employee benefits	771,845	677,362
Occupancy and equipment expense	223,651	190,877
Other expenses	339,713	302,019

Total noninterest expense	1,335,209	1,170,258

Income before income tax expense	1,308,186	1,264,215
Income tax expense	428,932	436,000

Net income	$879,254	$828,215

Basic earnings per share	$.24	$.22

Diluted earnings per share	$.24	$.22

Basic weighted average shares outstanding	3,710,500	3,710,000

Diluted weighted average shares outstanding	3,725,276	3,710,000

Cash dividend declared per share	$—	$.15
Statement of Comprehensive Income
Net Income	$879,254	$828,215
Other Comprehensive Income, net of tax:
Unrealized holding gain arising during the period	—	5,456
Less: Reclassification adjustment for gains included in net income	—	—

Comprehensive income	$879,254	$833,671

See Notes to Condensed Unaudited Interim Consolidated Financial Statements

Kensington Bankshares, Inc.

Condensed Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2006 and 2005

	2006	2005
	(Unaudited)

Operating Activities
Net income	$879,254	$828,215
Adjustments to reconcile net income to net cash provided by operating activities Provision for possible credit losses	—	11,900
Depreciation on premises and equipment	57,481	84,199
(Accretion) amortization of securities	(4,560)	163,985
Gain on sale of securities available for sale	—	(2,500)
Decrease in interest receivable and other assets	298,753	181,300
Increase in accrued expenses and other liabilities	665,912	618,562

Net Cash Provided by Operating Activities	1,896,840	1,885,661

Investing Activities
Proceeds from sales of securities available for sale	—	5,000,000
Purchases of securities held to maturity	—	(4,997,500)
Proceeds from maturities of securities held to maturity	—	20,365,000
Purchases of securities held to maturity	(97,250)	(20,824,061)
Net increase in loans	(11,624,531)	(9,388,853)
Purchase of premises and equipment	(78,529)	(141,542)

Net Cash Used in Investing Activities	(11,800,310)	(9,986,956)

Financing Activities
Net increase (decrease) in deposits	19,518,098	(7,628,517)
Net (decrease) increase in securities sold under agreement to repurchase	(5,159,400)	14,767,000
Increase in customer repurchase agreements	109,249	285,987
Dividends paid	(742,100)	—

Net Cash Provided by Financing Activities	13,725,847	7,424,470

Increase (Decrease) in Cash and Cash Equivalents	3,822,377	(676,825)
Cash and Cash Equivalents at Beginning of Period	7,130,438	7,869,106

Cash and Cash Equivalents at End of Period	$10,952,815	$7,192,281

Supplemental disclosures
Cash paid during the period for:
Interest on deposits	$2,096,449	$1,098,926

Other Interest paid	$208,030	$41,721

Income Taxes	$—	$—

See Notes to Condensed Unaudited Interim Consolidated Financial Statements

KENSINGTON BANKSHARES, INC.

Notes to Condensed Unaudited Interim Consolidated Financial Statements

NOTE 1 — General

This report includes interim consolidated financial statements of Kensington Bankshares, Inc. (the “Company”) and its wholly-owned subsidiary, First Kensington Bank (the “Bank”). The interim consolidated financial statements in this report have not been audited. In the opinion of management, all adjustments necessary to present fairly the financial position and the results of operations for the interim periods have been made. All such adjustments are of a normal recurring nature. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim periods. For further information, refer to the consolidated financial statements and footnotes included in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005.

NOTE 2 — Critical Accounting Estimates

Critical Accounting Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions. Management believes that its determination of the allowance for possible credit losses is a critical accounting policy and involves a higher degree of judgment and complexity than the Bank’s other significant accounting policies. Further, these estimates can be materially impacted by changes in market conditions or the actual or perceived financial condition of the Bank’s borrowers, subjecting the Bank to significant volatility of earnings.

The allowance for possible credit losses is regularly evaluated by management and reviewed by the Board of Directors for accuracy by taking into consideration factors such as changes in the nature and volume of the loan portfolio; trends in actual and forecasted portfolio credit quality, including delinquency, charge-off and bankruptcy rates; and current economic conditions that may affect a borrower’s ability to pay. The use of different estimates or assumptions could produce different provisions for loan losses. The allowance for possible credit losses is established through the provision for loan losses, which is a charge against earnings. In management’s opinion, the current level of the Bank’s reserve for possible credit losses is adequate to absorb losses inherent in the loan portfolio, and therefore, no provision has been made during the three months ended March 31, 2006.

NOTE 3 — Net Earnings per Share

Basic net earnings per share were computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the three month periods ended March 31, 2006 and 2005. Common stock outstanding consists of issued shares. Diluted net earnings per share for the three month periods ended March 31, 2006 and 2005 were computed by dividing net earnings by the weighted average number of shares of common stock and the dilutive effects of the shares subject to options awarded under the Company’s Stock Option Plan, based on the treasury stock method. Presented below is a summary of the components used to calculate diluted earnings per share for the three months ended March 31, 2006 and 2005:

	Three Months Ended March
	2006	2005

Diluted earnings per share	$0.24	$0.22
Weighted average common shares outstanding	3,710,500	3,710,000
Effect of the assumed exercise of stock options based on the treasury stock method	14,776	—

Total weighted average common shares and potential common stock outstanding	3,725,276	3,710,000

KENSINGTON BANKSHARES, INC.

Notes to Condensed Unaudited Interim Consolidated Financial Statements — (Continued)

NOTE 4 — Allowance for Possible Credit Losses

The following table summarizes the activity in the allowance for possible credit losses for the three month periods ended March 31, 2006 and 2005 ($ in thousands):

	March 31
	2006	2005

Balance at beginning of year	$1,017	$1,000
Provision charged to expense	—	12
Less Loans charged off	6	—
Recoveries	—	18

Balance at end of period	$1,011	$1,030

At March 31, 2006 and 2005, the amounts of nonaccrual loans were $-0- and $5,227, respectively.

NOTE 5 — Operating Segments

Statement of Financial Accounting Standard 131 (SFAS 131), “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the disclosure made by public business enterprises to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company operates in only one segment — commercial banking.

NOTE 6 — New Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) published FASB Statement No. 123 (revised 2004), Share-Based Payment (“FAS 123(R)” or the “Statement”). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FAS 123(R) is a replacement of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance.

The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Company has adopted FAS 123(R) effective January 1, 2006. In adopting this statement, the Company will use the prospective transition method. The impact of this Statement on the Company in fiscal 2006 and beyond will depend upon various factors, among them being the Company’s future compensation strategy. The pro forma compensation costs presented in the table above for the Company have been calculated using a Black-Scholes option pricing model and may not be indicative of amounts which should be expected in future years. No decisions have been made as to which option-pricing model is most appropriate for the Company for any future awards.

NOTE 7 — Stock Based Compensation

The Company applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded if the current market price on the

KENSINGTON BANKSHARES, INC.

Notes to Condensed Unaudited Interim Consolidated Financial Statements — (Continued)

date of grant of the underlying stock exceeds the exercise price. The Company has not granted any stock option awards during the period January 1, 2006 through March 31, 2006.

For stock option awards granted through December 31, 2005, the Statement of Financial Accounting Standard (“SFAS”) No. 123 prescribes the recognition of compensation expense based on the fair value of options on the grant date and allows companies to apply APB No. 25 as long as certain pro forma disclosures are made assuming a hypothetical fair value method application.

Had compensation expense for the Company’s stock options been recognized based on the fair value on the grant date under the methodology prescribed by SFAS No. 123, the Company’s net earnings and earnings per share for the three months ended March 31, 2006 and 2005 would have been impacted as shown in the following table:

	For the Three Months Ended March 31
	2006	2005

Reported net earnings	$879,254	$828,215
Compensation expense, net of taxes	(17,868)	(3,026)

Pro forma net earnings	$861,386	$825,189

Reported basic earnings per share	$.24	$.22
Pro forma basic earnings per share	$.23	$.22
Reported diluted earnings per share	$.24	$.22
Pro forma diluted earnings per share	$.23	$.22

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and between

KENSINGTON BANKSHARES, INC.

and

THE BANC CORPORATION

dated as of

March 6, 2006

i

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of this the 6th day of March, 2006, by and between KENSINGTON BANKSHARES, INC.  (“Acquired Corporation”), a Florida corporation, and THE BANC CORPORATION (“Buyer”), a Delaware corporation.

WITNESSETH

WHEREAS, Acquired Corporation operates as a bank holding company for its wholly owned subsidiary, First Kensington Bank (the “Bank”), with its principal office in Tampa, Florida;

WHEREAS, Buyer is a thrift holding company with a Subsidiary federal savings bank in Alabama and Florida;

WHEREAS, Acquired Corporation wishes to merge with Buyer; and

WHEREAS, it is the intention of Buyer and Acquired Corporation that such Merger shall qualify for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, as defined herein;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

ARTICLE 1

Name

1.1  Name.  The name of the corporation resulting from the Merger shall be “The Banc Corporation”, or such other name as Buyer shall have adopted as of the Effective Date.

ARTICLE 2

Merger — Terms and Conditions

2.1  Applicable Law.  On the Effective Date, Acquired Corporation shall be merged with and into Buyer (herein referred to as the “Resulting Corporation” whenever reference is made to it as of the time of merger or thereafter). The Merger shall be undertaken pursuant to the provisions of and with the effect provided in the DGCL and, to the extent applicable, the FBCA. The offices and facilities of Acquired Corporation and of Buyer shall become the offices and facilities of the Resulting Corporation.

2.2  Corporate Existence.  On the Effective Date, the corporate existence of Acquired Corporation and of Buyer shall, as provided in the DGCL and the FBCA, be merged into and continued in the Resulting Corporation, and the Resulting Corporation shall be deemed to be the same corporation as Acquired Corporation and Buyer. All rights, franchises and interests of Acquired Corporation and Buyer, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer. The Resulting Corporation on the Effective Date, and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, transfer agent and registrar of stocks and bonds, guardian of estates, assignee, and receiver and in every other fiduciary capacity and in every agency, and capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Acquired Corporation and Buyer, respectively, on the Effective Date.

2.3  Certificate of Incorporation and Bylaws.  On the Effective Date, the certificate of incorporation and bylaws of the Resulting Corporation shall be the restated certificate of incorporation and bylaws of Buyer as they exist immediately before the Effective Date.

2.4  Resulting Corporation’s Officers and Board.  The board of directors and the officers of the Resulting Corporation on the Effective Date shall consist of those persons serving in such capacities of Buyer as of the Effective Date. Buyer agrees that after the Effective Date but not later than December 31, 2006, it will cause to be appointed to such board one individual who shall (a) be representative of the Resulting Corporation’s Tampa-area market, (b) be mutually satisfactory to Buyer’s board of directors and to a majority of the individuals who are members of Acquired Corporation’s board of directors as of the business day prior to the Effective Date and (c) be selected in accordance with applicable Law and subject to approval by any applicable Agency.

2.5  Stockholder Approvals.  This Agreement shall be submitted to the respective stockholders of Acquired Corporation and of Buyer at the Stockholders’ Meetings to be held as promptly as practicable consistent with the satisfaction of the conditions set forth in this Agreement. Upon approval by the requisite vote of the stockholders of Acquired Corporation and of Buyer as required by applicable Law, the Merger shall become effective as soon as practicable thereafter in the manner provided in Section 2.7 hereof.

2.6  Further Acts.  If, at any time after the Effective Date, the Resulting Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (i) to vest, perfect confirm or record, in the Resulting Corporation, title to and possession of any property or right of Acquired Corporation or Buyer, acquired as a result of the Merger, or (ii) otherwise to carry out the purposes of this Agreement, Buyer and its officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all acts necessary or proper to vest, perfect or confirm title to, and possession of, such property or rights in the Resulting Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Resulting Corporation are fully authorized in the name of Acquired Corporation or Buyer, or otherwise, to take any and all such action.

2.7  Effective Date and Closing.  Subject to the terms of all requirements of Law and the conditions specified in this Agreement the Merger shall become effective on the date specified in the Certificate of Merger to be issued by the Secretary of State of the State of Delaware (such time being herein called the “Effective Date”). Assuming all other conditions stated in this Agreement have been or will be satisfied as of the Closing, the Closing shall take place at the offices of Buyer, in Birmingham, Alabama, at 5:00 p.m. on a date specified by Buyer that shall be as soon as reasonably practicable after the later to occur of the Stockholders Meetings or all required regulatory approvals under Section 8.2, or at such other place and time that the Parties may mutually agree.

2.8  Subsidiary Bank.  Buyer and Acquired Corporation anticipate that, on or after the Effective Date, Buyer’s savings bank Subsidiary, Superior Bank, a federal savings bank, will acquire the Bank by merger, acquisition of assets or otherwise. The exact timing and structure of such acquisition have not been finalized at this time, and Buyer in its discretion will finalize such timing and structure at a later date. Acquired Corporation will cooperate with Buyer, including the call of any special meetings of the board of directors of the Bank and the filing of any regulatory applications, in the execution of appropriate documentation relating to such merger or other transaction. In the event that following the Effective Date the Bank remains a separate legal entity owned by Buyer, Buyer and Acquired Corporation will mutually agree prior to the Effective Date upon which existing members of the board of directors of the Bank, if any, shall remain as directors thereof following the Effective Date. Buyer agrees that it will accept the resignations of any such existing members who desire to resign as such as of the Effective Date.

ARTICLE 3

Conversion of Acquired Corporation Stock

3.1  Conversion of Acquired Corporation Stock.

(a) Subject to the potential adjustment provided for in Section 3.4 below, on the Effective Date, each share of common stock of Acquired Corporation outstanding and held of record by the Acquired Corporation’s stockholders, but excluding shares held by the Acquired Corporation or any of its Subsidiaries, other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by stockholders who perfect their dissenters’ rights of appraisal as provided in Section 3.6 of this Agreement (the “Acquired Corporation Stock”), shall be converted by operation of law and without any action by any holder thereof into and exchanged for the right to receive 1.60 shares of Buyer’s Common Stock (the “Exchange Ratio”).

(b) On the Effective Date, all outstanding Acquired Corporation Options shall be cancelled and each holder of such options shall be entitled to receive in exchange therefor the right to receive the number of shares of Buyer’s Common Stock equal to the amount resulting when (i) the number of Acquired Corporation Options held by a holder thereof is multiplied by the Per Option Value and (ii) the resulting amount is divided by $11.43; provided, however, that no fractions of shares of Buyer’s Common Stock shall be issued and the number of shares of Buyer’s Common Stock to be issued hereunder, if a fractional share exists, shall equal the number of whole shares obtained by rounding down to the nearest whole share. As used herein, the term “Per Option Value” shall mean (i) $18.2880 less (ii) the exercise price for each share of Acquired Corporation Stock subject to such option. Schedule 3.1 to the Acquired Corporation’s Disclosure Supplement sets forth the names of all persons holding Acquired Corporation Options, the number of shares of Acquired Corporation common stock subject to such options, the exercise price and the expiration date of such options.

3.2  Surrender of Acquired Corporation Stock.  As promptly as practicable, but in no case later than fifteen (15) business days after the Effective Date, Buyer (or an exchange agent appointed by Buyer) shall send to each holder of record of shares of Acquired Company Stock outstanding on the Effective Date transmittal materials for use in exchanging the certificates for such shares for certificates for shares of Buyer’s Common Stock into which such shares of Acquired Company Stock have been converted pursuant hereto. Each holder of an outstanding certificate or certificates which prior thereto represented shares of Acquired Corporation Stock who is entitled to receive Buyer’s Common Stock shall be entitled, upon surrender to Buyer of their certificate or certificates representing shares of Acquired Corporation Stock (or an affidavit or affirmation by such holder of the loss, theft, or destruction of such certificate or certificates in such form as Buyer may reasonably require and, if Buyer reasonably requires, a bond of indemnity in form and amount, and issued by such sureties, as Buyer may reasonably require), to receive in exchange therefor a certificate or certificates representing the number of whole shares of Buyer’s Common Stock into and for which the shares of Acquired Corporation Stock so surrendered shall have been converted, such certificates to be of such denominations and registered in such names as such holder may reasonably request. Until so surrendered and exchanged, each such outstanding certificate which, prior to the Effective Date, represented shares of Acquired Corporation Stock and which is to be converted into Buyer’s Common Stock shall for all purposes evidence ownership of the Buyer’s Common Stock into and for which such shares shall have been so converted, except that dividends or other distributions with respect to such Buyer’s Common Stock, if any, shall be held by Buyer until the certificates previously representing shares of Acquired Corporation Stock shall have been properly tendered. After the Effective Date, there shall be no transfers on the stock transfer books of Acquired Corporation of shares of Acquired Corporation Stock which were issued and outstanding on the Effective Date and converted pursuant to the provisions hereof. If after the Effective Date certificates are presented for transfer to Acquired Corporation, they shall be canceled and exchanged for the shares of Buyer’s Common Stock deliverable in respect thereof as determined in accordance with the provisions of this paragraph.

3.3  Fractional Shares.  No fractional shares of Buyer’s Common Stock shall be issued, and each holder of shares of Acquired Corporation Stock having a fractional interest arising upon the conversion of such shares into shares of Buyer’s Common Stock shall, at the time of surrender of the certificates previously representing Acquired Corporation Stock, be paid by Buyer an amount in cash, without interest, in an amount equal to such fractional part of a share of Buyer’s Common Stock multiplied by the closing price per share of Buyer’s Common Stock on NASDAQ on the last business day immediately preceding the Effective Date.

3.4  Adjustments.  In the event that prior to the Effective Date Buyer’s Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the Buyer’s Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of Buyer’s Common Stock into which the Acquired Corporation Stock shall be converted.

3.5  Buyer Stock.  The shares of Common Stock of Buyer issued and outstanding immediately before the Effective Date shall continue to be issued and outstanding shares of the Resulting Corporation.

3.6  Dissenting Stockholder Rights.  Any stockholder of Acquired Corporation who perfects such stockholder’s dissenters’ rights in accordance with the FBCA shall be entitled to receive from the Resulting Corporation the value of such shares in cash as determined pursuant to the provisions of the FBCA; provided, that no such payment shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the FBCA and surrendered to the Resulting Corporation the certificate or certificates representing the shares for which payment is being made. If after the Effective Date a dissenting shareholder of Acquired Corporation fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment for his shares of Acquired Corporation Stock, Buyer shall issue and deliver the consideration to which such holder of shares of Acquired Corporation Stock is entitled under Section 3.1(a) (without interest) upon surrender by such holder of the certificate or certificates representing shares of Acquired Corporation Stock held by him or her.

ARTICLE 4

Representations, Warranties and Covenants of Buyer

Buyer represents, warrants and covenants to and with Acquired Corporation as follows:

4.1  Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer has the necessary corporate powers to carry on its business as presently conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually or in the aggregate, have a Material Adverse Effect.

4.2  Capital Stock.

(a) The authorized capital stock of Buyer consists of (A) 35,000,000 shares of Common Stock, $0.001 par value per share, of which as of December 31, 2005, 22,221,256 shares were validly issued and 19,980,261 shares were outstanding, fully paid and nonassessable under the DGCL and are not subject to preemptive rights (not counting additional shares reserved for issuance pursuant to stock option and other plans and outstanding options issued under such plans or otherwise), and (B) 5,000,000 shares of Convertible Preferred Stock, $0.001 par value per share, none of which is issued and outstanding. The shares of Buyer’s Common Stock to be issued in the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable under the DGCL, will have been registered under the 1933 Act and will have been registered or qualified under the securities laws of all jurisdictions in which such registration or qualification is required, based upon information provided by Acquired Corporation.

(b) The authorized capital stock of each Subsidiary of Buyer is validly issued and outstanding, fully paid and nonassessable under the Laws of the jurisdiction in which such Subsidiary is organized, and each Subsidiary is wholly owned, directly or indirectly, by Buyer.

4.3  Taxes.  All Tax returns required to be filed by or on behalf of Buyer have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets contained in the reports described in Section 4.14 are, to the Knowledge of Buyer, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign or other Taxes (including any interest or penalties) of Buyer accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which Buyer may at such dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. Except as disclosed on Schedule 4.3 to Buyer’s Disclosure Supplement, no audit, examination or investigation is presently being conducted or, to the Knowledge of Buyer, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of Buyer. Buyer has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, Social Security and employment Tax withholding for all types of compensation).

4.4  No Conflict with Other Instrument.  The consummation of the transactions contemplated by this Agreement will not result in a breach of or constitute a Default (without regard to the giving of notice or the passage of time) under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which Buyer or any of its Subsidiaries is a party or by which they or their Assets may be bound; will not conflict with any provision of the certificate of incorporation or bylaws of Buyer or the certificate or articles of incorporation or bylaws of any of its Subsidiaries; and will not violate any provision of any Law, regulation, judgment or decree binding on them or any of their Assets.

4.5  Absence of Material Adverse Change.  Since September 30, 2005, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Buyer, except as disclosed in Buyer’s SEC Reports.

4.6  Approval of Agreement.  The board of directors of Buyer has approved this Agreement and the transactions contemplated by it and has authorized the execution and delivery by Buyer of this Agreement. This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against it in accordance with its terms. Subject to (a) the matters referred to in Section 8.2 and (b) approval by the stockholders of Buyer of the Merger and the transactions contemplated by this Agreement, Buyer has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated by this Agreement. Buyer has no Knowledge of any fact or circumstance under which the appropriate regulatory approvals required by Section 8.2 will not be granted without the imposition of material conditions or material delays.

4.7  Tax Treatment.  Buyer has no present plan to sell or otherwise dispose of any material portion of the Assets of Acquired Corporation, subsequent to the Merger, and Buyer intends to continue the historic business of Acquired Corporation.

4.8  Title and Related Matters.  Buyer has good and marketable title to all the properties, interests in properties and Assets, real and personal, that are material to the business of Buyer, reflected in the balance sheet dated as of September 30, 2005 incorporated by reference in the SEC Reports, or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business, or, if other than in the ordinary course of business, of a nature and amount not material to the business of Buyer), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes of such balance sheet, (ii) liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of Buyer, the material structures and equipment of Buyer comply in all material respects with the requirements of all applicable Laws.

4.9  Subsidiaries.  Each Subsidiary of Buyer has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its incorporation and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon Buyer and its Subsidiaries considered as one enterprise; the federal savings bank Subsidiary of Buyer has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act; and the businesses of the non-bank Subsidiaries of Buyer are permitted to subsidiaries of registered thrift holding companies.

4.10  Contracts.  Neither Buyer nor any of its Subsidiaries is in violation of its respective certificate of incorporation or bylaws or in Default in the performance or observance of any material obligation, agreement, covenant or condition contained in any Contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it or its property may be bound, except for such Defaults, if any, as would not, individually or in the aggregate, have a Material Adverse Effect upon Buyer.

4.11  Litigation.  Except as disclosed in or reserved for in Buyer’s financial statements included in the SEC Reports as of the date of this Agreement, there is no Litigation before or by any court or Agency, domestic or foreign, now pending, or, to the Knowledge of Buyer, threatened against or affecting Buyer or any of its Subsidiaries

(nor does Buyer have knowledge of any facts which could give rise to any such Litigation) which is reasonably likely to have any Material Adverse Effect or prospective Material Adverse Effect, or which is reasonably likely to materially affect or delay the consummation of the transactions contemplated by this Agreement; and all pending legal or governmental proceedings to which Buyer or any Subsidiary is a party or of which any of their properties is the subject, including ordinary routine litigation incidental to the business, are, considered in the aggregate not material.

4.12  Compliance.  Buyer and its Subsidiaries, in the conduct of their businesses, are to the Knowledge of Buyer, in material compliance with all material federal, state or local Laws applicable to their or the conduct of their businesses, including Laws imposing Taxes.

4.13  Registration Statement.  (a) At the time the Registration Statement becomes effective and at the time of the Stockholders’ Meetings, the Registration Statement, including the Buyer Proxy Statement which shall constitute a part thereof, will comply in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Buyer Proxy Statement made in reliance upon and in conformity with information furnished in writing to Buyer by Acquired Corporation or any of its representatives expressly for use in the Buyer Proxy Statement or information included in the Buyer Proxy Statement regarding the business of Acquired Corporation, its operations, Assets and capital.

(b) At the time of the Stockholders’ Meetings, the Acquired Corporation Proxy Statement will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall only apply to statements in or omissions from the Acquired Corporation Proxy Statement made in reliance upon and in conformity with information furnished in writing to Acquired Corporation by Buyer or any of its representatives expressly for use in the Acquired Corporation Proxy Statement or information included in the Acquired Corporation Proxy Statement regarding the business of Buyer, its operations, Assets and capital.

4.14  SEC Filings and Financial Statements; NASDAQ.  (a) Since December 31, 2003, Buyer has filed all forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities Laws and SEC rules and regulations thereunder (the “SEC Reports”), each of which complied as to form, at the time such form, report or document was filed (and subject to any subsequent amendments thereto), in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the applicable rules and regulations thereunder. To the Knowledge of Buyer, each member of Buyer’s board of directors has filed all forms, reports and documents with the SEC required to be filed by him pursuant to the federal securities Laws and SEC rules and regulations thereunder. As of their respective dates, none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets in or incorporated by reference into the SEC Reports (including the related notes and schedules, and subject to any subsequent amendments to such SEC Reports) fairly presents the financial condition of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Buyer has no material obligations or liabilities (contingent or otherwise) except as disclosed in the SEC Reports. For purposes of this paragraph, “material” shall have the meaning of such term as defined under the 1933 Act, the 1934 Act and the rules promulgated thereunder.

(b) The documents incorporated by reference into the Registration Statement, at the time they are filed with the SEC, when read together and with the other information in the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Registration Statement becomes effective or at the time of the Stockholders Meetings.

(c) Since December 31, 2003, Buyer has filed all forms, reports and documents with NASDAQ required to be filed by it pursuant to the requirements of NASDAQ (the “NASDAQ Reports”), each of which complied as to form, at the time such form, report or document was filed (and subject to any subsequent amendments thereto), in all material respects with the applicable requirements of NASDAQ. As of their respective dates, none of the NASDAQ Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Buyer is in material compliance with all rules and requirements of NASDAQ applicable to it.

4.15  Form S-4.  The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 will be satisfied with respect to Buyer and the Registration Statement.

4.16  Brokers.  Except for services provided by Sandler O’Neill & Partners, L.P., which has been retained by Buyer and the arrangements with which, including fees, have been disclosed to Acquired Corporation prior to the date hereof, all negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by Buyer directly with Acquired Corporation and without the intervention of any other person, either as a result of any act of Buyer or otherwise in such manner as to give rights to any valid claim against Buyer for finder’s fees, brokerage commissions or other like payments.

4.17  Government Authorization.  Buyer and its Subsidiaries have all Permits that, to the Knowledge of Buyer and its Subsidiaries, are or will be legally required to enable Buyer or any of its Subsidiaries to conduct their businesses in all material respects as now conducted by each of them.

4.18  Absence of Regulatory Communications.  Except as disclosed in Schedule 4.18 to Buyer’s Disclosure Supplement, neither Buyer nor any of its Subsidiaries is subject to, or has received during the past three years, any written communication directed specifically to it from any Agency to which it is or has been subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised a material question concerning the condition, financial or otherwise, of such company.

4.19  Disclosure.  No representation or warranty, or any statement or certificate furnished or to be furnished to Acquired Corporation by Buyer, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

4.20  Absence of Certain Changes or Events.  Since September 30, 2005, neither Buyer nor any of its Subsidiaries has

(a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury) except shares of common stock issued upon the exercise of existing options to purchase shares of Buyer’s common stock under its Third Amended and Restated 1998 Stock Option Plan;

(b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations (including purchase of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

(c) paid any material obligation or Liability (absolute or contingent) other than current Liabilities reflected in or shown on the most recent balance sheet incorporated by reference in the SEC Reports and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

(d) declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders, or purchased or redeemed, or agreed to purchase or redeem, directly or indirectly, or otherwise acquire, any of its outstanding securities;

(e) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

(f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

(g) suffered any Losses or waived any rights of value which in either event in the aggregate are material considering Buyer’s business as a whole;

(h) except in the ordinary course of business or as disclosed in the SEC Reports, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination is material considering Buyer’s business as a whole;

(i) except in accordance with normal and usual practice or as disclosed in the SEC Reports, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

(j) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

(k) received notice or had Knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect;

(l) failed to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

(m) entered into any other transaction other than in the ordinary course of business; or

(n) agreed, in writing or otherwise, to take any action described in clauses (a) through (m) above.

4.21  Commitments.  Buyer has disclosed in the SEC Reports as of the date of this Agreement all “material contracts” required to be disclosed pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Act.

4.22  Litigation.  Buyer has disclosed in the SEC Reports all Litigation required to be disclosed by pursuant to Item 103 of Regulation S-K under the 1933 Act.

4.23  Material Contract Defaults.  Neither Buyer nor any of its Subsidiaries is in Default in any material respect under the terms of any material Contract, agreement, lease or other commitment which is or may be material to the business, operations or Assets, or the condition, financial or otherwise, of Buyer and, to the Knowledge of Buyer, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract, agreement lease or other commitment in respect of which adequate steps have not been taken to prevent such a Default from occurring.

4.24  No Conflict with Other Instrument.  The consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a Default under any material Contract indenture, mortgage, deed of trust or other material agreement or instrument to which Buyer or any of its Subsidiaries is a party and will not conflict with any provision of the charter or bylaws of Buyer or any of its Subsidiaries.

4.25  Governmental Authorization.  Buyer and its Subsidiaries have all Permits that, to the Knowledge of Buyer, are or will be legally required to enable Buyer and its Subsidiaries to conduct their respective businesses in all material respects as now conducted by Buyer and each of its Subsidiaries.

4.26  Absence of Material Adverse Change.  To the Knowledge of Buyer, since September 30, 2005, there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Buyer.

4.27  Approval of Agreements.  The board of directors of Buyer has approved this Agreement and the transactions contemplated by this Agreement and has authorized the execution and delivery by Buyer of this Agreement. Subject to (a) the matters referred to in Section 8.2 and (b) approval by the stockholders of Buyer of the

Merger and the transactions contemplated by this Agreement, Buyer has full power, authority and legal right to enter into this Agreement, and, upon appropriate vote of the stockholders of Buyer in accordance with this Agreement, Buyer shall have full power, authority and legal right to consummate the transactions contemplated by this Agreement.

4.28  Loans; Adequacy of Allowance for Loan Losses.  All reserves for loan losses shown on the September 30, 2005 financial statements of Buyer incorporated by reference in the SEC Reports are adequate in all material respects. Buyer has no Knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such financial statements. To the Knowledge of Buyer, each loan reflected as an Asset on the financial statements of Buyer is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors’ rights generally and to general equitable principles and complies with all Laws to which it is subject. Buyer does not have in its portfolio any loan exceeding its legal lending limit, and except as disclosed to Acquired Corporation, to the Knowledge of Acquired Corporation, it has no material loans that are delinquent in payment for more than 30 days, substandard, doubtful, loss, or nonperforming.

4.29  Environmental Matters.  Buyer and each of its Subsidiaries are in material compliance with all Environmental Laws, and Buyer has no Knowledge that Buyer or any of its Subsidiaries has not complied with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to Buyer or any of its Subsidiaries. To the Knowledge of Buyer, there is no Litigation pending or threatened with respect to any violation or alleged violation of the Environmental Laws. To the Knowledge of Buyer, with respect to Assets of Buyer or any of its Subsidiaries, including any Loan Property of any material loan, (i) there has been no spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not been completed; (ii) no owned or leased property is contaminated with or contains any hazardous substance or waste; and (iii) there are no underground storage tanks on any premises owned or leased by Buyer or any of its Subsidiaries. Neither Buyer nor any of its Subsidiaries has participated in the management of any property of any third party including without limitation any Loan Property. Moreover, to the Knowledge of Buyer, neither Buyer nor any of its Subsidiaries has extended credit, either on a secured or unsecured basis, to any person or other entity engaged in any activities which would require or requires such person or entity to obtain any Permits which are required under any Environmental Law which have not been obtained.

4.30  Labor Disputes.  To the Knowledge of Buyer, Buyer and each of its Subsidiaries is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. Neither Buyer nor any of its Subsidiaries is or has been engaged in any unfair labor practice, and, to the Knowledge of Buyer, no unfair labor practice complaint against Buyer or any of its Subsidiaries is pending before the National Labor Relations Board. Relations between management of Buyer and its Subsidiaries and the employees are amicable and there have not been, nor to the Knowledge of Buyer, are there presently, any attempts to organize employees, nor to the Knowledge of Buyer, are there plans for any such attempts.

4.31  Derivative Contracts.  Neither Buyer nor any of its Subsidiaries is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security not included in Buyer’s September 30, 2005 financial statements incorporated by reference in the SEC Reports which is a financial derivative contract (including various combinations thereof). With respect to all agreements currently outstanding pursuant to which Buyer or any of its Subsidiaries has purchased securities subject to an agreement to resell, Buyer or such Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which Buyer or any of its Subsidiaries has sold securities subject to an agreement to repurchase, neither Buyer nor any of its Subsidiaries has pledged collateral in excess of the amount of the debt secured thereby. Neither Buyer nor any of its Subsidiaries has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding.

4.32  Accounting, Tax and Regulatory Matters.  Neither Buyer nor any of its Subsidiaries has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions provided for herein, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the IRC, or (ii) materially impede or delay receipt of any Consents of Agencies referred to in subsection 8.2 of this Agreement.

4.33  Opinion of Counsel.  Buyer has no Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in Section 9.4.

4.34  Transactions with Management.  Buyer has disclosed in the SEC Reports as of the date of this Agreement all matters required to be disclosed pursuant to Item 404 of Regulation S-K under the 1933 Act, “Certain Relationships and Related Transactions”.

4.35  Accounting Controls.  Buyer and its Subsidiaries have devised and maintained systems of internal accounting control sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors of Buyer and the duly authorized executive officers of Buyer or the applicable Subsidiary of Buyer; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP with respect to Buyer or the applicable Subsidiary of Buyer or any other criteria applicable to such financial statements, and to maintain proper accountability for items therein; (iii) access to the material Assets of Buyer and its Subsidiaries is permitted only in accordance with general or specific authorization of the Board of Directors of Buyer and the duly authorized executive officers; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

4.36.  Deposit Insurance.  The deposit accounts of Superior Bank are insured by the FDIC in accordance with the provisions of the FDIC Act. Superior Bank has paid all regular premiums and special assessments and filed all reports required under the FDIC Act.

ARTICLE 5

Representations, Warranties and Covenants of Acquired Corporation

Acquired Corporation represents, warrants and covenants to and with Buyer, as follows:

5.1  Organization.  Acquired Corporation is a Florida corporation, and the Bank is a Florida state-chartered bank. Each is duly organized, validly existing and in good standing under the respective Laws of its jurisdiction of incorporation and has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually, or in the aggregate, have a Material Adverse Effect.

5.2  Capital Stock.  As of December 31, 2005, the authorized capital stock of Acquired Corporation consisted of 10,000,000 shares of common stock, $.01 par value per share, 3,710,500 shares of which are issued and outstanding. All of such shares which are outstanding are validly issued, fully paid and nonassessable under the FBCA and not subject to preemptive rights. Acquired Corporation has 328,750 shares of its common stock subject to exercise at any time pursuant to stock options under its stock option plans. Except for the foregoing, Acquired Corporation does not have any other arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock, including the grant or issuance of Acquired Corporation Options.

5.3  Subsidiaries.  Acquired Corporation has no direct Subsidiaries other than the Bank, and there are no Subsidiaries of the Bank. Acquired Corporation owns all of the issued and outstanding capital stock of the Bank free and clear of any liens, claims or encumbrances of any kind. All of the issued and outstanding shares of capital stock of the Subsidiaries have been validly issued and are fully paid and non-assessable. As of December 31, 2005, there were 1,000,000 shares of the common stock, par value $10.25 per share, authorized of the Bank, 740,000 of which are issued and outstanding and wholly owned by Acquired Corporation. The Bank has no arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock.

5.4  Financial Statements; Taxes.  (a) Acquired Corporation has delivered to Buyer copies of the following financial statements of Acquired Corporation:

(i) Consolidated statements of financial condition as of December 31, 2003, 2004 and 2005;

(ii) Consolidated statements of income for each of the three years ended December 31, 2003, 2004 and 2005;

(iii) Consolidated statements of stockholders’ equity for each of the three years ended December 31, 2003, 2004 and 2005; and

(iv) Consolidated statements of cash flows for the three years ended December 31, 2003, 2004 and 2005.

All of the foregoing financial statements are in all material respects in accordance with the books and records of Acquired Corporation and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except for changes required by GAAP, all as more particularly set forth in the notes to such statements. Each of such financial statements presents fairly as of its date the financial condition and results of operations of Acquired Corporation for the year then ended. Except as and to the extent reflected or reserved against in such financial statements (including the notes thereto), Acquired Corporation did not have, as of the date of such financial statements, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in financial statements or the notes thereto.

(b) Except as set forth on Schedule 5.4(b) to Acquired Corporation’s Disclosure Supplement, all Tax returns required to be filed by or on behalf of Acquired Corporation have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid or will be paid before the date on which they would be delinquent. The amounts recorded for Taxes on the financial statements provided under Section 5.4(a) are, to the Knowledge of Acquired Corporation, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of Acquired Corporation accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which Acquired Corporation may at such dates have been liable in its own right or as a transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of Acquired Corporation, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liability of any sort has been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of Acquired Corporation. Acquired Corporation has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

(c) To the Knowledge of the Acquired Corporation, each Acquired Corporation Company has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, Social Security and employment Tax withholding for all types of compensation). Each Acquired Corporation Company is in material compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

5.5  Absence of Certain Changes or Events.  Except as set forth on Schedule 5.5 to Acquired Corporation’s Disclosure Supplement, since December 31, 2005, no Acquired Corporation Company has

(a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury) except shares of common stock issued upon the exercise of existing Acquired Corporation Options;

(b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations (including purchase of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

(c) paid any material obligation or Liability (absolute or contingent) other than current Liabilities reflected in or shown on the most recent balance sheet referred to in Section 5.4(a)(i) and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

(d) declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders, or purchased or redeemed, or agreed to purchase or redeem, directly or indirectly, or otherwise acquire, any of its outstanding securities;

(e) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

(f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

(g) suffered any Losses or waived any rights of value which in either event in the aggregate are material considering its business as a whole;

(h) except in the ordinary course of business, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

(i) except in accordance with normal and usual practice, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

(j) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

(k) received notice or had Knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect;

(l) failed to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

(m) entered into any other transaction other than in the ordinary course of business; or

(n) agreed, in writing or otherwise, to take any action described in clauses (a) through (m) above.

Between the date hereof and the Effective Date, no Acquired Corporation Company, without the express written approval of Buyer, will do any of the things listed in clauses (a) through (n) of this Section 5.5 except as permitted therein or as contemplated in this Agreement, and no Acquired Corporation Company will enter into or amend any material Contract wherein either the Acquired Corporation Company has an obligation to pay or the other party thereto has an obligation to provide goods or services, in either case in excess of $15,000 during the term thereof, other than Loans or renewals thereof entered into in the ordinary course of business, without the express written consent of Buyer. Buyer consents to the Bank making provision for the payment of bonus compensation to its employees and non-director officers in an aggregate amount not to exceed $100,000 on or before the Effective Date.

5.6  Title and Related Matters.

(a) Title. Each Acquired Corporation Company has good and marketable title to all Assets that are material to the business of Acquired Corporation, reflected in the most recent financial statement referred to in Section 5.4(a)(i), or acquired after the date of such financial statement (except Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes to such balance sheet, (ii) Liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of Acquired Corporation, the material structures and equipment of each Acquired Corporation Company comply in all material respects with the requirements of all applicable Laws.

(b) Leases. Schedule 5.6(b) to Acquired Corporation’s Disclosure Supplement sets forth a list and description of all real and personal property owned or leased by any Acquired Corporation Company, either as lessor or lessee, all of which are in full force and effect and under which no breach or Default on the part of such Acquired Corporation Company or, to the Knowledge of Acquired Corporation, any other party has occurred or is continuing.

(c) Depreciation Schedule. Schedule 5.6(c) to Acquired Corporation’s Disclosure Supplement sets forth a depreciation schedule for financial reporting purposes of each Acquired Corporation Company’s fixed Assets as of December 31, 2005.

(d) Computer Hardware and Software. Schedule 5.6(d) to Acquired Corporation’s Disclosure Supplement contains a description of all material agreements relating to data processing computer software and hardware now being used in the business operations of any Acquired Corporation Company. Acquired Corporation has no Knowledge of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to satisfactorily perform the tasks and functions to be performed by them in the business of any Acquired Corporation Company. Except as set forth in Schedule 5.6(d) to Acquired Corporation’s Disclosure Supplement, each applicable Acquired Corporation Company owns or has the uncontested right, and after the Effective Date will continue to own or have the uncontested right, to use all such computer software and hardware.

5.7  Commitments.  Except as set forth in Schedule 5.7 to Acquired Corporation’s Disclosure Supplement or in the most recent financial statements referred to in Section 5.4(a), no Acquired Corporation Company is a party to any oral or written (i) Contracts for the employment of any officer or employee which is not terminable on 30 days’ (or less) notice, (ii) profit sharing, bonus, deferred compensation, savings, stock option, severance pay, pension or retirement plan, agreement or arrangement, (iii) loan agreement, indenture or similar agreement relating to the borrowing of money by such party, except for such agreements for borrowing made in the ordinary course of business, (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection, letters of credit and guaranties made in the ordinary course of business, (v) consulting Contracts, (vi) collective bargaining agreement, (vii) agreement with any present or former officer, director or shareholder of such party, or (viii) any Contract (A) which limits the freedom of any of the Acquired Corporation Companies to compete in any line of business or with any Person or (B) which limits the freedom of any other Person to compete in any line of business with any Acquired Corporation Company; or (ix) other Contract, agreement or other commitment which involves the payment by any Acquired Corporation Company of amounts aggregating $50,000 or more in any twelve-month period or is otherwise material to the business, operations, prospects or Assets or to the condition, financial or otherwise, of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed will be made available to Buyer for inspection.

5.8  Charter and Bylaws.  Schedule 5.8 to Acquired Corporation’s Disclosure Supplement contains true and correct copies of the articles of incorporation and bylaws of each Acquired Corporation Company, including all amendments thereto, as currently in effect. There will be no changes in such articles of incorporation or bylaws prior to the Effective Date without the prior written consent of Buyer.

5.9  Litigation; Compliance with Laws.  There is no Litigation (whether or not purportedly on behalf of Acquired Corporation) pending or, to the Knowledge of Acquired Corporation, threatened against or affecting any Acquired Corporation Company (nor does Acquired Corporation have Knowledge of any facts which are likely to give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which involves the possibility of any judgment or Liability not fully covered by insurance in excess of a reasonable deductible amount or which may have a Material Adverse Effect on Acquired Corporation, and no Acquired Corporation Company is in Default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would have a Material Adverse Effect on Acquired Corporation. Except as disclosed in Schedule 5.9 to Acquired Corporation’s Disclosure Supplement, to the Knowledge of Acquired Corporation, each Acquired Corporation Company has complied in all material respects with all material applicable Laws and Regulations including those imposing Taxes, of any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its Assets and the conduct of its business, which, if not complied with, would have a Material Adverse Effect on Acquired Corporation.

5.10  Material Contract Defaults.  Except as disclosed on Schedule 5.10 to Acquired Corporation’s Disclosure Supplement, no Acquired Corporation Company is in Default in any material respect under the terms of any material Contract, agreement, lease or other commitment which is or may be material to the business, operations or Assets, or the condition, financial or otherwise, of such company and, to the Knowledge of Acquired Corporation, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract, agreement lease or other commitment in respect of which adequate steps have not been taken to prevent such a Default from occurring.

5.11  No Conflict with Other Instrument.  Upon the receipt of all required Consents, the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a Default under any material Contract indenture, mortgage, deed of trust, lease identified on Schedule 5.6(b) to Acquired Corporation’s Disclosure Schedule or other material agreement or instrument to which any Acquired Corporation Company is a party and will not conflict with any provision of the charter or bylaws of any Acquired Corporation Company.

5.12  Governmental Authorization.  Each Acquired Corporation Company has all Permits that, to the Knowledge of Acquired Corporation, are or will be legally required to enable any Acquired Corporation Company to conduct its business in all material respects as now conducted by each Acquired Corporation Company.

5.13  Absence of Regulatory Communications.  Except as provided in Schedule 5.13 to Acquired Corporation’s Disclosure Supplement, no Acquired Corporation Company is subject to, nor has any Acquired Corporation Company received during the past three years, any written communication directed specifically to it from any Agency to which it is or has been subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised any material question concerning the condition, financial or otherwise, of such company.

5.14  Absence of Material Adverse Change.  To the Knowledge of Acquired Corporation, since the date of the most recent balance sheet provided under Section 5.4(a)(i), there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any Acquired Corporation Company.

5.15  Insurance.  Each Acquired Corporation Company has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of Acquired Corporation reasonably believes to be adequate for the type of business conducted by such company, and all of which are identified on Schedule 5.15 to Acquired Corporation’s Disclosure Supplement. No Acquired Corporation Company is liable for any material retroactive premium adjustment. All insurance policies and bonds are valid, enforceable and in full force and effect, and no Acquired Corporation Company has received any notice of any material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, no Acquired Corporation Company has been refused any insurance coverage which it has sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums that do not result from any extraordinary loss experience. All policies of insurance presently held or policies containing substantially equivalent coverage will be outstanding and in full force with respect to each Acquired Corporation Company at all times from the date hereof to the Effective Date.

5.16  Pension and Employee Benefit Plans.

(a) To the Knowledge of Acquired Corporation, all employee benefit plans of each Acquired Corporation Company have been established in compliance with, and such plans have been operated in material compliance with, all applicable Laws. Except as set forth in Schedule 5.16 to Acquired Corporation’s Disclosure Supplement, no Acquired Corporation Company sponsors or otherwise maintains a “pension plan” within the meaning of Section 3(2) of ERISA or any other retirement plan other than the First Kensington Bank 401(k) Plan effective as of January 1, 2002 of Acquired Corporation that is intended to qualify under Section 401 of the Code, nor do any unfunded Liabilities exist with respect to any employee benefit plan, past or present. To the Knowledge of Acquired Corporation, no employee benefit plan, any trust created thereunder or any trustee or administrator thereof has engaged in a “prohibited transaction,” as defined in Section 4975 of the Code, which may have a Material Adverse Effect on the condition, financial or otherwise, of any Acquired Corporation Company. No Acquired Corporation Company has any Liability to the Pension Benefit Guaranty Corporation. No Acquired Corporation Company is a party to, or otherwise bound by or subject to, any multi-employer plan.

(b) To the Knowledge of Acquired Corporation, no amounts payable to any employee of any Acquired Corporation Company will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code and regulations thereunder.

5.17  Buy-Sell Agreement.  To the Knowledge of Acquired Corporation, there are no agreements among any of its shareholders granting to any person or persons a right of first refusal in respect of the sale, transfer, or other disposition of shares of outstanding securities by any shareholder of Acquired Corporation, any similar agreement or any voting agreement or voting trust in respect of any such shares.

5.18  Brokers.  Except for services provided by Alex Sheshunoff & Co., which has been retained by Acquired Corporation and the arrangements with which, including fees, have been disclosed to Buyer prior to the date hereof, all negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by Acquired Corporation directly with Buyer and without the intervention of any other person, either as a result of any act of Acquired Corporation, or otherwise, in such manner as to give rise to any valid claim against Acquired Corporation for a finder’s fee, brokerage commission or other like payment.

5.19  Approval of Agreements.  The board of directors of Acquired Corporation has approved this Agreement and the transactions contemplated by this Agreement and has authorized the execution and delivery by Acquired Corporation of this Agreement. Subject to (a) the matters referred to in Section 8.2 and (b) approval by the stockholders of Acquired Corporation of the Merger and the transactions contemplated by this Agreement, Acquired Corporation has full power, authority and legal right to enter into this Agreement, and, upon appropriate vote of the shareholders of Acquired Corporation in accordance with this Agreement, Acquired Corporation shall have full power, authority and legal right to consummate the transactions contemplated by this Agreement.

5.20  Disclosure.  No representation or warranty, nor any statement or certificate furnished or to be furnished to Buyer by Acquired Corporation, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

5.21  Registration Statement.  (a) Acquired Corporation shall furnish all information to Buyer with respect to any Acquired Corporation Company including financial statements of Acquired Corporation as Buyer may reasonably request for inclusion in the Registration Statement, the Buyer Proxy Statement and the Buyer’s application for listing on NASDAQ of Buyer’s Common Stock to be registered by the Registration Statement, and such information and financial statements shall satisfy the requirements of SEC Form S-4 and SEC Regulation S-X under the 1933 Act, as applicable.

(b) At the time the Registration Statement becomes effective and at the time of the Stockholders Meetings, the Registration Statement, including the Buyer Proxy Statement which shall constitute part thereof, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this Section shall only apply to statements in or omissions from the Buyer Proxy Statement relating to descriptions of the business of Acquired Corporation, its Assets, properties, operations, and capital stock or to information furnished in writing by Acquired Corporation or its representatives expressly for inclusion in the Buyer Proxy Statement.

(c) At the time of the Stockholders’ Meetings, the Acquired Corporation Proxy Statement will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Acquired Corporation Proxy Statement made in reliance upon and in conformity with information furnished in writing to Acquired Corporation by Buyer or any of its representatives expressly for use in the Acquired Corporation Proxy Statement or information included in the Acquired Corporation Proxy Statement regarding the business of Buyer, its operations, Assets and capital.

5.22  Loans; Adequacy of Allowance for Loan Losses.  All reserves for loan losses shown on the financial statements of Acquired Corporation for the year ended December 31, 2005 are adequate in all material respects. Acquired Corporation has no Knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such financial statements. To the Knowledge of Acquired Corporation, each loan reflected as an Asset on the financial statements of Acquired Corporation is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors’ rights generally and to general equitable principles and complies with all Laws to which it is subject. Acquired Corporation does not have in its portfolio any loan exceeding its legal lending limit, and except as disclosed on Schedule 5.22 to Acquired Corporation’s Disclosure Supplement, to the Knowledge of Acquired Corporation, it has no material loans that are delinquent in payment for more than 30 days, substandard, doubtful, loss, or nonperforming.

5.23  Environmental Matters.  Except as provided in Schedule 5.23 to Acquired Corporation’s Disclosure Supplement, to the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all Laws and other governmental requirements relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollution, or toxic, hazardous or other substance (the “Environmental Laws”), and Acquired Corporation has no Knowledge that any Acquired Corporation Company has not complied with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to any Acquired Corporation Company. To the Knowledge of Acquired Corporation, there is no Litigation pending or threatened with respect to any violation or alleged violation of the Environmental Laws. To the Knowledge of Acquired Corporation, with respect to Assets of any Acquired Corporation Company, including any Loan Property of any material loan, (i) there has been no spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not been completed; (ii) no owned or leased property is contaminated with or contains any hazardous substance or waste; and (iii) there are no underground storage tanks on any premises owned or leased by any Acquired Corporation Company. No Acquired Corporation Company has participated in the management of any property of any third party including without limitation any Loan Property. Moreover, to the Knowledge of Acquired Corporation, no Acquired Corporation Company has extended credit, either on a secured or unsecured basis, to any person or other entity engaged in any activities which would require or requires such person or entity to obtain any Permits which are required under any Environmental Law which have not been obtained.

5.24  Transfer of Shares.  Acquired Corporation has no Knowledge of any plan or intention on the part of Acquired Corporation’s shareholders to sell or otherwise dispose of any of the Buyer’s Common Stock to be received by them in the Merger that would reduce such shareholders’ ownership to a number of shares having, in the aggregate, a fair market value of less than fifty (50%) percent of the total fair market value of Acquired Corporation common stock outstanding immediately before the Merger.

5.25  Collective Bargaining.  There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any Acquired Corporation Company and any union or labor organization covering any Acquired Corporation Company’s employees and none of said employees are represented by any union or labor organization.

5.26  Labor Disputes.  To the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. No Acquired Corporation Company is or has been engaged in any unfair labor practice, and, to the Knowledge of Acquired Corporation, no unfair labor practice complaint against any Acquired Corporation Company is pending before the National Labor Relations Board. Relations between management of each Acquired Corporation Company and the employees are amicable and there have not been, nor to the Knowledge of Acquired Corporation, are there presently, any attempts to organize employees, nor to the Knowledge of Acquired Corporation, are there plans for any such attempts.

5.27  Derivative Contracts.  No Acquired Corporation Company is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security not included in Acquired Corporation’s financial statements delivered under Section 5.4 hereof which is a financial derivative contract (including various combinations thereof). With respect to all agreements currently outstanding pursuant to which any Acquired Corporation Company has purchased securities subject to an agreement to resell, such Acquired Corporation Company has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which any Acquired Corporation Company has sold securities subject to an agreement to repurchase, no Acquired Corporation Company has pledged collateral in excess of the amount of the debt secured thereby. No Acquired Corporation Company has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding.

5.28  Accounting, Tax and Regulatory Matters.  No Acquired Corporation Company has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions provided for herein, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the IRC, or (ii) materially impede or delay receipt of any Consents of Agencies referred to in subsection 8.2 of this Agreement.

5.29  Offices.  The headquarters of Acquired Corporation and each other office, branch or facility maintained and operated by each Acquired Corporation Company (including without limitation representative and loan production offices and operations centers) and the locations thereof are listed on Schedule 5.29 to Acquired Corporation’s Disclosure Supplement. None of the Acquired Corporation Companies maintains any other office or branch or conducts business at any other location, or has applied for or received permission to open any additional office or branch or to operate at any other location.

5.30  Data Processing Systems.  The electronic data processing systems and similar systems utilized in processing the work of each of the Acquired Corporation Companies, including both hardware and software, are wholly within the possession and control of one of the Acquired Corporation Companies or its third party provider such that physical access to all software, documentation, passwords, access codes, backups, disks and other data storage devices and similar items readily can be made accessible to and delivered into the possession of Buyer or Buyer’s third party provider.

5.31  Intellectual Property.  Each of the Acquired Corporation Companies owns or possesses valid and binding licenses and other rights to use without additional payment all material patents, copyrights, trade secrets, trade names, service marks, trademarks, computer software and other intellectual property used in its business; and none of the Acquired Corporation Companies has received any notice of conflict with respect thereto that asserts the rights of others. The Acquired Corporation Companies have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing. Schedule 5.31 to Acquired Corporation’s Disclosure Supplement lists all of the trademarks, trade names, licenses and other intellectual property used to conduct the businesses of the Acquired Corporation Companies. Each of the Acquired Corporation Companies has taken reasonable precautions to safeguard its trade secrets from disclosure to third-parties.

5.32  Administration of Trust Accounts.  The Bank does not possess and does not exercise trust powers.

5.33  Regulatory Approvals.  Acquired Corporation has no Knowledge of any reason why all requisite regulatory approvals regarding the Merger should not or cannot be obtained.

5.34  Opinion of Counsel.  Acquired Corporation has no Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in Section 10.4.

5.35  Anti-takeover Provisions.  The provisions of Section 607.0901 and Section 607.0902 of the FBCA do not apply to Acquired Corporation. Except for state and/or federal bank regulatory change in control Laws, no provisions of an anti-takeover nature contained in their respective organizational documents or the provisions of any federal or state “anti-takeover,” “fair price,” “control share acquisition” or similar Laws (“Takeover Laws”) apply to Acquired Corporation, this Agreement or the Merger.

5.36  Transactions with Management.  Except for (a) deposits, all of which are on terms and conditions comparable in all material respects to those made available to other nonaffiliated similarly situated customers of the Bank at the time such deposits were entered into, (b) the loans listed on Schedule 5.36 to Acquired Corporation’s Disclosure Supplement, (c) the agreements designated on Schedule 5.36 to Acquired Corporation’s Disclosure Supplement, (d) obligations under employee benefit plans of the Acquired Corporation Companies set forth in Schedule 5.16 to Acquired Corporation’s Disclosure Supplement and (e) any other items described on Schedule 5.36 to Acquired Corporation’s Disclosure Supplement, there are no contracts with or commitments to present or former stockholders who own or owned more than 1% of the Acquired Corporation Stock, directors, officers or employees (or their Related Interests) involving the expenditure of more than $1,000 as to any one individual (including any business directly or indirectly controlled by any such person), or more than $5,000 for all such contracts for commitments in the aggregate for all such individuals.

5.37  Deposits.  Except as set forth on Schedule 5.37 to Acquired Corporation’s Disclosure Supplement, none of the deposits of the Bank are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, limitations applicable to public deposits, escrow limitation, arrangements for “sweeps” of business deposit accounts and similar actions taken in the ordinary course of business), and other than deposits of Acquired Corporation no portion of deposits of the Bank represents a deposit of any other Acquired Corporation Company.

5.38  Accounting Controls.  Each of the Acquired Corporation Companies has devised and maintained systems of internal accounting control sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of the applicable Acquired Corporation Company; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP with respect to the applicable Acquired Corporation Company or any other criteria applicable to such financial statements, and to maintain proper accountability for items therein; (iii) access to the material Assets of each of the Acquired Corporation Companies is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

5.39  Deposit Insurance.  The deposit accounts of the Bank are insured by the FDIC in accordance with the provisions of the FDIC Act. The Bank has paid all regular premiums and special assessments and filed all reports required under the FDIC Act.

5.40  Registration Obligations.  Neither of Acquired Corporation or the Bank is under any obligation, contingent or otherwise, which will survive the Merger to register its securities under the 1933 Act or any state securities laws.

ARTICLE 6
Additional Covenants

6.1  Additional Covenants of Buyer.  Buyer covenants to and with Acquired Corporation as follows:

(a) Registration Statement and Other Filings. As soon as reasonably practicable after the execution of this Agreement, Buyer shall prepare and file with the SEC the Registration Statement on Form S-4 (or such other form as may be appropriate) and all amendments and supplements thereto, in form reasonably satisfactory to Acquired Corporation and its counsel, with respect to the Common Stock to be issued pursuant to this Agreement. Buyer shall use reasonable good faith efforts to prepare all necessary filings with any Agencies which may be necessary for approval to consummate the transactions contemplated by this Agreement and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act as soon as reasonably practicable after the filing thereof and take any action required to be taken under other applicable securities laws in connection with the issuance of the shares of Buyer’s Common Stock upon consummation of the Merger. Copies of all such filings (and any amendments thereto) shall be furnished no less than five (5) business days in advance to Acquired Corporation and its counsel.

(b) Blue Sky Permits. Buyer shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(c) Reports. Buyer shall furnish to Acquired Corporation:

(i) Promptly upon receipt thereof, true and complete copies of all reports prepared by Buyer’s internal audit staff and copies of audit reports, reports on internal control and other reports or comment letters submitted to Buyer by independent auditors in connection with each annual, interim or special audit of the books of Buyer made by such accountants;

(ii) As soon as practicable, copies of all such financial statements and loan reports as it shall provide the members of its board of directors and of such regular and periodic reports as Buyer may file with the SEC or any other Agency; and

(iii) With reasonable promptness, such additional financial data as Acquired Corporation may reasonably request.

(d) No Control of Acquired Corporation by Buyer. Notwithstanding any other provision hereof, until the Effective Date, the authority to establish and implement the business policies of Acquired Corporation shall continue to reside solely in Acquired Corporation’s officers and board of directors.

(e) Listing. Prior to the Effective Date, Buyer shall cause the listing of the shares of Buyer’s Common Stock to be issued in the Merger on the NASDAQ or other quotations system on which such shares are primarily traded.

(f) Employee Benefit Matters. On the Effective Date, all employees of any Acquired Corporation Company shall, at Buyer’s option, either become employees of the Resulting Corporation or its Subsidiaries or be entitled to severance benefits under the severance policy of either the Bank or Superior Bank having the greater benefits as of the date of this Agreement (except Gerald K. Archibald and William R. Bender, Jr., who shall resign as employees of the Bank as of the Effective Date). All employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable Law, to participate as soon as administratively and financially practicable after the Effective Date in all benefit plans of Superior Bank to the same extent as Superior Bank employees, except as stated otherwise in this Section. Buyer shall continue each existing benefit plans of any Acquired Corporation Company until such benefit plan is replaced with the like benefit plan of Superior Bank. With respect to employee benefits maintained by Buyer or by Superior Bank in which employees of any Acquired Corporation Company participate after the Effective Date, Buyer agrees: (i) to treat service by Acquired Corporation Company employees prior to the Effective Date as service with Buyer or Superior Bank, for eligibility and vesting purposes only, for all retirement, vacation, sick pay, severance and other benefit plans of Superior Bank and (ii) to waive waiting periods and pre-existing condition limitations, if any, as would otherwise be applied to participating employees of an Acquired Corporation Company upon the implementation of such employee benefits constituting “group health plans” within the meaning of Section 5000(b)(i) of the Code. In addition, if the Effective Date falls within an annual period of coverage under any group health plan of the Resulting Corporation and its Subsidiaries, each such Acquired Corporation Company employee shall be given credit for covered expenses paid by that employee under comparable employee benefit plans of the Acquired Corporation Company during the applicable coverage period through the Effective Date towards satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under that group health plan of the Resulting Corporation and its Subsidiaries. Buyer shall give the required notifications when due pursuant to COBRA to all employees of any Acquired Corporation Company who do not become employees of the Resulting Corporation or its Subsidiaries on the Effective Date and administer all elections of such employees under its “group health plan”.

(g) Indemnification. (i) Subject to the conditions set forth in subsection (ii) hereof, for a period of four years from and after the Effective Time, Buyer shall indemnify and hold harmless each present and former director and/or officer of any Acquired Corporation Company (the “Indemnified Parties”) against any costs or expenses (including reasonable attorney’s fees), judgments, fines losses, claims, damages, settlements or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal administrative or investigative (each, a “Claim”), arising out of or pertaining to matters existing or occurring at or prior to the Effective Date, whether asserted or claimed prior to, at or after the Effective Date, to the fullest extent that any Acquired Corporation Company would have been permitted to indemnify such person under the FBCA, the articles of incorporation, certificate of incorporation or bylaws of any such Acquired Corporation Company in effect on the date hereof.

(ii) Any Indemnified Party wishing to claim indemnification under this Section 6.1(g) shall notify Buyer within 45 days after the Indemnified Party’s receipt of a notice of any Claim, but the failure to so notify shall not relieve Buyer of any Liability it may have to such Indemnified Party, unless such failure materially prejudices Buyer in the defense of the Claim or otherwise. In the event of any claim (whether arising before or after the Effective Date), (A) Buyer shall have the right to assume the defense thereof, and Buyer shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Buyer elects not to assume such defense, or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Buyer and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Buyer shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties promptly after statements therefor are received; provided, however, that Buyer shall be obligated pursuant to this Section 6.1(g)(ii)(A) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, unless the interests of any Indemnified Party conflict with the interests of another Indemnified Party, then, in such event, Buyer shall pay for the counsel for each Indemnified Party having a conflicting interest, (B) the Indemnified Parties will cooperate in the defense of any such matter and (C) Buyer shall not be liable for any settlement effected without its prior written consent which shall not be unreasonably withheld; and provided further that Buyer shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

(h) Payment to Acquired Corporation upon Termination. If this Agreement is terminated by Buyer pursuant to Section 13.2 (g) hereof, Buyer covenants and agrees that it shall pay to Acquired Corporation upon demand $420,000 by wire transfer of same-day funds to compensate Acquired Corporation for its direct and indirect costs and expenses (and not as a penalty) in connection with the transactions contemplated by this Agreement, including Acquired Corporation’s management time devoted to negotiation and preparation for the Merger and Acquired Corporation’s loss as a result of the Merger not being consummated.

(i) Transfer of Shares by Affiliate of Acquired Corporation. Neither Buyer nor Buyer’s transfer agent will take any action with respect to the sale of shares of Buyer’s Common Stock after the Effective Date by any affiliate of Acquired Corporation who is not an affiliate of Buyer inconsistent with the opinion of Haskell Slaughter Young & Rediker, LLC, counsel to Buyer, to be delivered pursuant to Section 9.4 hereof.

6.2  Additional Covenants of Acquired Corporation.  Acquired Corporation covenants to and with Buyer as follows:

(a) Operations. Acquired Corporation will conduct its business and the business of each Acquired Corporation Company in a proper and prudent manner and will use its best efforts to maintain its relationships with its depositors, customers and employees. No Acquired Corporation Company will engage in any material transaction outside the ordinary course of business or make any material change in its accounting policies or methods of operation, nor will Acquired Corporation permit the occurrence of any change or event which would render any of the representations and warranties in Article 5 hereof untrue in any material respect at and as of the Effective Date with the same effect as though such representations and warranties had been made at and as of such Effective Date. Acquired Corporation shall contact any person who may be required to execute an undertaking under Section 10.5 hereof to request such undertaking and shall take all such reasonable steps as are necessary to obtain such undertaking. Acquired Corporation will take no action that would prevent or impede the Merger from qualifying as a tax-free reorganization within the meaning of Section 368 of the Code.

(b) Stockholders Meeting; Best Efforts. Acquired Corporation will cooperate with Buyer in the preparation of the Registration Statement and any regulatory filings and will cause a stockholders meeting of Acquired Company’s stockholders to be held for the purpose of approving the Merger as soon as practicable after the effective date of the Registration Statement, and will use its best efforts to bring about the transactions contemplated by this Agreement, including stockholder approval of this Agreement, as soon as practicable unless this Agreement is terminated as provided herein.

(c) Prohibited Negotiations. (i) Except with respect to this Agreement and the transactions contemplated hereby, no Acquired Corporation Company nor any affiliate thereof nor any investment banker, attorney, accountant, or other representative (collectively, “Representatives”) retained by an Acquired Corporation Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary as determined by the board of directors of Acquired Corporation to comply with the fiduciary duties of Acquired Corporation’s Board of Directors, no Acquired Corporation Company or any Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, and each Acquired Corporation Company shall direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing, but Acquired Corporation may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its fiduciary duties as advised in writing by counsel to such Board of Directors. Acquired Corporation shall promptly notify Buyer orally and in writing in the event that any Acquired Corporation Company receives any inquiry or proposal relating to any such Acquisition Proposal and, unless the board of directors of Acquired Corporation determines with the advice of counsel that such action is inconsistent with its fiduciary duties, shall advise Buyer of the identity of the person making such Acquisition Proposal. Acquired Corporation shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons other than Buyer conducted heretofore with respect to any of the foregoing.

(ii) In the event that Acquired Corporation enters into a letter of intent, agreement in principle or definitive agreement regarding an Acquisition Proposal with any third party (other than Buyer or any of its Subsidiaries) prior to the earlier of (i) the Effective Date or (ii) the termination of this Agreement pursuant to Article 13 hereof, or if Acquired Corporation receives an Acquisition Proposal from a third party (other than Buyer and its Subsidiaries) prior to the termination of this Agreement by Buyer pursuant to Section 13.2(b), (c) or (d) or by Acquired Corporation pursuant to Section 13(d) hereof, and the Merger is not closed as contemplated by this Agreement (unless it is not closed because this Agreement has been terminated pursuant to the foregoing Sections of Article 13), Acquired Corporation covenants and agrees that it shall pay to Buyer upon demand an amount equal to $2,100,000 by wire transfer of same-day funds to compensate Buyer for its direct and indirect costs and expenses (and not as a penalty) in connection with the transactions contemplated by this Agreement, including Buyer’s management time devoted to negotiation and preparation for the Merger and Buyer’s loss as a result of the Merger not being consummated. Upon receipt of such payment, this Agreement shall terminate, have no further force or effect and all obligations of Buyer and Acquired Corporation to the other shall be deemed released and discharged, except as provided in Article 11.

(d) Director Recommendation. The members of the Board of Directors of Acquired Corporation agree to vote their shares of Acquired Corporation Stock in favor of and to support publicly the Merger, and to recommend to the stockholders of Acquired Corporation the approval of the Merger.

(e) Stockholder Voting. If requested by Buyer, Acquired Corporation shall as soon as practicable after the date of such request cause each non-director officer of Acquired Corporation who owns 5% or more of the outstanding voting securities of Acquired Corporation, and each director of Acquired Corporation, to execute a Lock-Up and Non-Competition Agreement in substantially the form of Exhibit A hereto.

(f) Financial Statements and Monthly Status Reports. Acquired Corporation shall furnish to Buyer:

(i) As soon as practicable and in any event for the quarterly period ending March 31, 2006 within the time period reasonably to allow Buyer to prepare the Registration Statement and thereafter within 30 days after the end of each quarterly period, consolidated statements of operations of Acquired Corporation for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of Acquired Corporation as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

(ii) Promptly upon receipt thereof, copies of all audit reports submitted to Acquired Corporation by independent auditors in connection with each annual, interim or special audit of the books of Acquired Corporation made by such accountants, including any management letters;

(iii) As soon a practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as Acquired Corporation may file with the SEC or any other Agency;

(iv) With reasonable promptness, such additional financial data and information with respect to the loan and investment portfolio of any Acquired Corporation Company as Buyer may reasonably request; and

(v) Within 10 calendar days after the end of each month (or, if the financial statements referred to in clause (d) are not then available, as soon as possible thereafter) commencing with the next calendar month following the date of this Agreement and ending at the Effective Date, a written description of (a) any non-compliance with the terms of this Agreement, together with its then current estimate of the out-of-pocket costs and expenses incurred or reasonably accruable in connection with the transactions contemplated by this Agreement; (b) the status, as of the date of the report, of all existing or threatened Litigation against any Acquired Corporation Company; (c) copies of minutes of any meeting of the board of directors of any Acquired Corporation Company and any committee thereof occurring in the month for which such report is made, including all documents presented to the directors at such meetings; (d) copies of minutes of any meeting of senior management committee of any Acquired Company including without limitation risk management, technology, operations and similar committees; and (e) monthly financial statements, including a balance sheet and income statement.

(g) Fiduciary Duties. Prior to the Effective Date, Acquired Corporation shall take all necessary steps requested by Buyer or otherwise to ensure that (i) no director or officer (each an “Executive”) of Acquired Corporation shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of any Acquired Corporation Company, (ii) all Executives, at all times, shall satisfy their fiduciary duties to Acquired Corporation and its Subsidiaries, and (iii) such Executives shall not (except as required in the course of his or her employment with any Acquired Corporation Company) communicate or divulge to, or use for the benefit of himself or herself or any other person, firm, association or corporation, without the express written consent of Acquired Corporation, any confidential information which is possessed, owned or used by or licensed by or to any Acquired Corporation Company or confidential information belonging to third parties which any Acquired Corporation Company shall be under obligation to keep secret or which may be communicated to, acquired by or learned of by the Executive in the course of or as a result of his or her employment with any Acquired Corporation Company.

(h) Certain Practices. Acquired Corporation shall (i) provide Buyer with copies of its loan authorization sheets five (5) business days prior to the closing of any loan after the date of this Agreement for all loans approved by the Bank in excess of $500,000; (ii) consult with Buyer and advise Buyer of any loan request outside the normal course of business of the Bank, (iii) consult with Buyer in advance on any agreement to make or to permit any amendment or termination of any Contract by or with any Acquired Corporation

Company requiring capital expenditures of more than $25,000, other than capital expenditures associated with the construction, equipping and furnishing of the Spring Hill, Florida and Palm Harbor, Florida office sites; and (iv) consult with Buyer to coordinate various business issues on a basis mutually satisfactory to Acquired Corporation and Buyer. Acquired Corporation and the Bank shall not be required to undertake any of such activities, however, except as such activities may be in compliance with existing Law and Regulations.

(i) Environmental Matters. Acquired Corporation will provide access to its banking facilities for purposes of Buyer engaging one or more firms to conduct a Phase I environmental site assessment or transaction screen of each of the banking facilities currently owned or leased by any Acquired Corporation Company. Buyer has requested such inspection and testing in an effort reasonable to determine whether potential liabilities exist relating to Environmental Laws. Buyer will engage any such firms for such purposes within thirty (30) days after the date hereof. Delivery of the Phase I assessments and transaction screens satisfactory to Buyer is an express condition precedent to the consummation of the Merger. Within fifteen days after receipt of these reports, Buyer shall notify Acquired Corporation in writing, with a copy of such assessments and screens, if, in the reasonable judgment of Buyer, any potential liabilities identified in such reports could reasonably be expected to have or result in a Material Adverse Effect on Acquired Corporation and, if so, that it intends to terminate this Agreement based upon the results of such reports; otherwise, the Phase I assessments and transaction screens shall be deemed satisfactory to Buyer.

(j) Insurance. Prior to the Effective Date, Acquired Corporation shall purchase for, and on behalf of, its current and former officers and directors, extended coverage under the current directors’ and officers’ liability insurance policy maintained by Acquired Corporation to provide for continued coverage of such insurance for a period of four years following the Effective Date with respect to matters occurring prior to the Effective Date.

ARTICLE 7

Mutual Covenants and Agreements

7.1  Best Efforts, Cooperation.  Subject to the terms and conditions herein provided, Buyer and Acquired Corporation each agrees to use its best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise, including, without limitation, promptly making required deliveries of stockholder lists and stock transfer reports and attempting to obtain all necessary Consents and waivers and regulatory approvals, including the holding of any regular or special board meetings, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. The officers of each Party to this Agreement shall fully cooperate with officers and employees, accountants, counsel and other representatives of the other Parties not only in fulfilling the duties hereunder of the Party of which they are officers but also in assisting, directly or through direction of employees and other persons under their supervision or control, such as stock transfer agents for the Party, the other Parties requiring information which is reasonably available from such Party.

7.2  Press Release.  Each Party hereto agrees that, unless approved by the other Parties in advance, such Party will not make any public announcement, issue any press release or other publicity or confirm any statements by any person not a party to this Agreement concerning the transactions contemplated hereby. Notwithstanding the foregoing, each Party hereto reserves the right to make any disclosure if such Party, in its reasonable discretion, deems such disclosure required by Law. In that event, such Party shall provide to the other Party the text of such disclosure sufficiently in advance to enable the other Party to have a reasonable opportunity to comment thereon.

7.3  Mutual Disclosure.  Each Party hereto agrees to promptly furnish to each other Party hereto its public disclosures and filings not precluded from disclosure by Law including but not limited to call reports, Form 8-K, Form 10-Q and Form 10-K filings, Y-3 applications, reports on Form Y-6, quarterly or special reports to shareholders, Tax returns, Form S-8 registration statements and similar documents.

7.4  Access to Properties and Records.  Each Party hereto shall afford the officers and authorized representatives of the other Party full access to the Assets, books and records of such Party in order that such other Parties may have full opportunity to make such investigation as they shall desire of the affairs of such Party and shall furnish to such Parties such additional financial and operating data and other information as to its businesses and

Assets as shall be from time to time reasonably requested. All such information that may be obtained by any such Party will be held in confidence by such party, will not be disclosed by such Party or any of its representatives except in accordance with this Agreement, and will not be used by such Party for any purpose other than the accomplishment of the Merger as provided herein.

7.5  Notice of Adverse Changes.  Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

ARTICLE 8

Conditions to Obligations of all Parties

The obligations of Buyer and Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction, in the sole discretion of the Party relying upon such conditions, on or before the Effective Date of all the following conditions, except as such Parties may waive such conditions in writing:

8.1  Approval by Shareholders.  At the Stockholders’ Meetings, this Agreement and the matters contemplated by this Agreement shall have been duly approved by the vote of the respective holders of not less than the requisite number of the issued and outstanding voting securities of Acquired Corporation and of Buyer as is required by applicable Law and Acquired Corporation’s articles of incorporation and bylaws and Buyer’s certificate of incorporation and bylaws.

8.2  Regulatory Authority Approval.  (a) Orders, Consents and approvals, in form and substance reasonably satisfactory to Buyer and Acquired Corporation, shall have been entered by the Office of Thrift Supervision and other appropriate bank regulatory Agencies (i) granting the authority necessary for the consummation of the transactions contemplated by this Agreement; and (ii) satisfying all other requirements prescribed by Law. No Order, Consent or approval so obtained which is necessary to consummate the transactions as contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of either Buyer or Acquired Corporation would so materially adversely impact the economic benefits of the transaction as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

(b) Each Party shall have obtained any and all other Consents required for consummation of the Merger (other than those referred to in Section 8.2(a) of this Agreement) for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of Buyer would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

8.3  Litigation.  There shall be no pending or threatened Litigation in any court or any pending or threatened proceeding by any governmental commission, board or Agency, with a view to seeking or in which it is sought to restrain or prohibit consummation of the transactions contemplated by this Agreement or in which it is sought to obtain divestiture, rescission or damages in connection with the transactions contemplated by this Agreement and no investigation by any Agency shall be pending or threatened which might result in any such suit, action or other proceeding.

8.4  Registration Statement.  The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect; no proceedings for such purpose, or under the proxy rules of the SEC or any bank regulatory authority pursuant to the 1934 Act, with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC or any bank regulatory authority; and all approvals or authorizations for the offer of Buyer’s Common Stock shall have been received or obtained pursuant to any applicable state securities Laws, and no stop order or proceeding with respect to the transactions contemplated hereby shall be pending or threatened under any such state law.

8.5  Tax Opinion.  Buyer and Acquired Corporation shall have received an opinion of Balch & Bingham LLP, in form and substance reasonably satisfactory to Acquired Corporation and Buyer to the effect that (i) the Merger will constitute a “reorganization” within the meaning of Section 368 of the Code; (ii) no gain or loss will be recognized by Buyer or Acquired Corporation; (iii) no gain or loss will be recognized by the shareholders of Acquired Corporation who receive shares of Buyer’s Common Stock except to the extent of any taxable “boot” received by such persons from Buyer, and except to the extent of any dividends received from Acquired Corporation prior to the Effective Date; (iv) the basis of the Buyer’s Common Stock received in the Merger will be equal to the sum of the basis of the shares of Acquired Corporation common stock exchanged in the Merger and the amount of gain, if any, which was recognized by the exchanging Acquired Corporation shareholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by such shareholder in the Merger; (v) the holding period of the Buyer’s Common Stock will include the holding period of the shares of Acquired Corporation common stock exchanged therefor if such shares of Acquired Corporation common stock were capital assets in the hands of the exchanging Acquired Corporation shareholder; and (vi) cash received by an Acquired Corporation shareholder in lieu of a fractional share interest of Buyer’s Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Buyer’s Common Stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Acquired Corporation Stock was a capital asset in his or her hands as of the Effective Date).

ARTICLE 9

Conditions to Obligations of Acquired Corporation

The obligations of Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all the following conditions except as Acquired Corporation may waive such conditions in writing:

9.1  Representations, Warranties and Covenants.  Notwithstanding any investigation made by or on behalf of Acquired Corporation, all representations and warranties of Buyer contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of such Effective Date (and without regard to any qualifications in such representations and warranties relating to materiality), and Buyer shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

9.2  Adverse Changes.  There shall have been no changes after September 30, 2005 in the results of operations, Assets, Liabilities, financial condition or affairs of Buyer which in their total effect constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of Buyer which would impair the rights of Acquired Corporation or its shareholders pursuant to this Agreement.

9.3  Closing Certificate.  In addition to any other deliveries required to be delivered hereunder, Acquired Corporation shall have received a certificate from the President or a Vice President and from the Secretary or Assistant Secretary of Buyer dated as of the Closing certifying that:

(a) the Board of Directors of Buyer has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

(b) each person executing this Agreement on behalf of Buyer is an officer of Buyer holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

(c) the certificate of incorporation and bylaws of Buyer referenced in Section 4.4 hereof remain in full force and effect;

(d) such persons have no knowledge of a basis for any material claim, in any court or before any Agency or arbitration or otherwise against, by or affecting Buyer or the business, prospects, condition (financial or otherwise), or Assets of Buyer which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the rescission thereof;

(e) to such persons’ knowledge, the Buyer Proxy Statement delivered to Buyer’s shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Buyer Proxy Statement); and

(f) the conditions set forth in Article 8 and this Article 9 have been satisfied insofar as they relate to Buyer.

9.4  Opinion of Counsel.  Acquired Corporation shall have received an opinion of Balch & Bingham LLP, counsel to Buyer, dated as of the Closing, in form and substance as set forth in Exhibit 9.4 hereto. Such counsel may rely on representations and certificates of officers and directors of Buyer and certificates of public officials. The opinion of counsel to Buyer shall also be subject to reasonable and customary qualifications. In addition, Acquired Corporation shall have received an opinion of Haskell Slaughter Young & Rediker, LLC, counsel to Buyer, dated as of the Closing, to the effect that, assuming the Registration Statement has become effective, Rule 145(d)(1) under the 1933 Act shall be applicable to any person who was an “affiliate” (as defined in the 1933 Act) of Acquired Corporation prior to the Merger and who will not be an “affiliate” of Buyer following the Merger, with the result that the holding periods of Rule 145(d)(2) and 145(d)(3) shall not be applicable to such persons.

9.5  Fairness Opinion.  Acquired Corporation shall have received prior to the mailing of the Acquired Corporation Proxy Statement, but no earlier than five (5) business days prior to the mailing, from Alex Sheshunoff & Co. a letter (acceptable in form to Acquired Corporation) reconfirming as of such date its written opinion as of or prior to the date of this Agreement, that the Exchange Ratio is fair to the stockholders of Acquired Corporation from a financial point of view, and such opinion shall not have been withdrawn prior to or as of the Effective Date.

9.6  NASDAQ Listing.  The shares of Buyer’s Common Stock to be issued under this Agreement shall have been approved for listing on the NASDAQ.

9.7  Support for Legal Opinion.  There shall have been furnished to counsel for Acquired Corporation delivering the opinion under Section 10.4 certified copies of such corporate records of Buyer and copies of such other documents as such counsel may reasonably have requested for such purpose.

9.8  Material Events.  There shall have been no determination by the board of directors of Acquired Corporation that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or a general suspension of trading on the NASDAQ or any other exchange on which Buyer’s Common Stock may be traded.

9.9  Other Matters.  On the Effective Date, (a) Superior Bank will have a CAMELS rating of at least “2” and a Compliance Rating and Community Reinvestment Act rating of at least “Satisfactory; and (b) the results of any regulatory exam of Buyer and Superior Bank will be reasonably satisfactory to Acquired Corporation.

ARTICLE 10

Conditions to Obligations of Buyer

The obligations of Buyer to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all of the following conditions except as Buyer may waive such conditions in writing:

10.1  Representations, Warranties and Covenants.  Notwithstanding any investigation made by or on behalf of Buyer, all representations and warranties of Acquired Corporation contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of the Effective Date (and without regard to any qualifications in such representations and warranties relating to materiality), and Acquired Corporation shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

10.2  Adverse Changes.  There shall have been no changes after the date of the most recent balance sheet provided under Section 5.4(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition, or affairs of Acquired Corporation which constitute a Material Adverse Effect, nor shall there have been any material changes in the laws governing the business of Acquired Corporation which would impair Buyer’s rights pursuant to this Agreement.

10.3  Closing Certificate.  In addition to any other deliveries required to be delivered hereunder, Buyer shall have received a certificate from Acquired Corporation executed by the President or Vice President and from the Secretary or Assistant Secretary of Acquired Corporation dated as of the Closing certifying that:

(a) the Board of Directors of Acquired Corporation has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

(b) the shareholders of Acquired Corporation have duly adopted resolutions approving the substantive terms of the Merger and the transactions contemplated thereby and such resolutions have not been amended or modified and remain in full force and effect;

(c) each person executing this Agreement on behalf of Acquired Corporation is an officer of Acquired Corporation holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

(d) the articles of incorporation and bylaws of Acquired Corporation and the Bank referenced in Section 5.8 hereof remain in full force and effect and have not been amended or modified since the date hereof;

(e) to such persons’ knowledge, the Acquired Corporation Proxy Statement delivered to Acquired Corporation’s shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to information concerning or provided by Buyer for inclusion in such Acquired Corporation Proxy Statement); and

(f) the conditions set forth in Article 8 and this Article 10 have been satisfied insofar as they relate to Acquired Corporation.

10.4  Opinion of Counsel.  Buyer shall have received an opinion of Coleman, Talley, Newbern, Kurrie, Preston & Holland, LLP, counsel to Acquired Corporation, dated as of the Closing, as set forth in Exhibit 10.4 hereto. Such counsel may rely on representations and certificates of officers and directors of Acquired Corporation and certificates of public officials.

The opinion of counsel to Acquired Corporation shall also be subject to reasonable and customary qualifications.

10.5  Controlling Shareholders.  Acquired Corporation shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” of Acquired Corporation (for purposes of Rule 145 under the 1933 Act) to deliver to Buyer as soon as practicable after the date hereof, but in no event after the date of the Acquired Corporation’s Stockholders Meeting, a written agreement (in form and substance as set forth on Exhibit 10.5 hereto), providing that such person will not sell, pledge, transfer or otherwise dispose of the shares of the shares of Buyer’s Common Stock to be received by such “affiliate” upon the Effective Date, except in compliance with the applicable provisions of the 1933 Act, SEC Rule 145(d) and other rules and regulations of the SEC as may be applicable. Acquired Corporation acknowledges that the certificates of Buyer’s Common Stock issued to such “affiliates” of Acquired Corporation will bear an appropriate legend reflecting the agreement described above.

10.6  Support for Legal Opinions.  There shall have been furnished to counsel for Buyer delivering the opinions under 8.5 and Section 10.4 certified copies of such corporate records of Acquired Corporation and copies of such other documents as such counsel may reasonably have requested for such purpose.

10.7  [Reserved]

10.8  Material Events.  There shall have been no determination by the board of directors of Buyer that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or general suspension of trading on the NASDAQ or any exchange on which Buyer’s Common Stock may be traded.

10.9  Fairness Opinion.  Buyer shall have received prior to the mailing, but no earlier than five (5) business days prior to the mailing, of the Buyer Proxy Statement from Sandler O’Neill & Partners, L.P. a letter (acceptable in form to Buyer) setting forth its opinion (or reconfirming any earlier opinion thereof) that the Exchange Ratio is fair to the stockholders of Buyer from a financial point of view, and such opinion shall not have been withdrawn prior to or as of the Effective Date.

10.10  Other Matters.  On the Effective Date, (a) the Bank will have a CAMELS rating of at least “2” and a Compliance Rating and Community Reinvestment Act rating of at least “Satisfactory; (b) the results of any regulatory exam of any Acquired Corporation Company will be reasonably satisfactory to Buyer; (c) each of the executive officers and directors of each Acquired Corporation Company will have delivered a letter to Buyer to the effect that such person is not aware of any claims he or she might have against Buyer other than routine compensation, benefits and the like as an employee, or ordinary rights as a customer; (d) Acquired Corporation shall have taken all actions deemed reasonably necessary by Buyer in order to effect the cancellation and other transactions with respect to the Acquired Corporation Options contemplated by Section 3.1(b) hereof; and (e) Acquired Corporation shall have complied, to the reasonable satisfaction of Buyer, with respect to any applicable reporting obligations to any Agency prior to the Effective Date, or shall have obtained all necessary Consents from any applicable Agency (or waivers, if applicable) in such respect.

ARTICLE 11

Termination of Representations and Warranties

All representations and warranties provided in Articles 4 and 5 of this Agreement or in any closing certificate pursuant to Articles 9 and 10 shall terminate and be extinguished at and shall not survive the Effective Date. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Date shall survive such Effective Date and be binding upon such Party. If the Merger is not consummated, all representations, warranties, obligations, covenants, or agreements hereunder or in any certificate delivered hereunder relating to the transaction which is not consummated shall be deemed to be terminated or extinguished, except that the last sentence of Section 7.4, and Sections 7.2, 6.2(c)(ii), 13.3, Article 11, Article 12, Article 15 and any applicable definitions of Article 14, shall survive. Items disclosed in the Schedules to a Disclosure Supplement attached hereto (including any exhibits to such Schedules) are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate.

ARTICLE 12

Notices

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so received:

(a) If to Acquired Corporation to: Gerald K. Archibald, Chairman and Chief Executive Officer, Kensington Bankshares, Inc., 13246 North Dale Mabry Highway, Tampa, FL 33264, facsimile 813-961-0444, with copies to Stanley H. Pollock, Coleman, Talley, Newbern, Kurrie, Preston & Holland, LLP, 7000 Central Parkway, N.E.,

Suite 1150, Atlanta, GA 30328-4579, facsimile, 770-698-9729, or as may otherwise be specified by Acquired Corporation in writing to Buyer.

(b) If to Buyer, to Marvin Scott, President, 17 North 20th Street, Birmingham, AL 35203, facsimile 205-327-3611, with copies to Stephen A. Yoder, Balch & Bingham LLP, 1901 Sixth Avenue North, Birmingham, AL 35203, facsimile 205-488-5645, or as may otherwise be specified in writing by Buyer to Acquired Corporation.

ARTICLE 13

Amendment or Termination

13.1  Amendment.  This Agreement may be amended by the mutual consent of Buyer and Acquired Corporation before or after approval of the transactions contemplated herein by the shareholders of Acquired Corporation.

13.2  Termination.  This Agreement may be terminated at any time prior to or on the Effective Date whether before or after action thereon by the shareholders of Acquired Corporation, as follows:

(a) by the mutual consent of the respective boards of directors of Acquired Corporation and Buyer;

(b) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation or warranty contained in this Agreement (determined without regard to any qualifications regarding materiality which may be contained in such representation or warranty) which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability, to refuse to consummate the Merger under the standard set forth in Section 10.1 of this Agreement in the case of Buyer and Section 9.1 of this Agreement in the case of Acquired Corporation;

(c) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach, or if any of the conditions to the obligations of such Party contained in this Agreement in Article 9 as to Acquired Corporation or Article 10 as to Buyer shall not have been satisfied in full;

(d) by the board of directors of either Buyer or Acquired Corporation if all transactions contemplated by this Agreement shall not have been consummated on or prior to December 31, 2006, if the failure to consummate the transactions provided for in this Agreement on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 13.2(d);

(e) by Acquired Corporation, if its board of directors so determines by a majority vote of the members of its entire board, at any time during the five-business-day period commencing on the Determination Date, such termination to be effective on the 30th day following such Determination Date, if on the Determination Date, the Determination Date Buyer Common Stock Value is less than $10.50; subject, however, to the next three sentences. If Acquired Corporation elects to exercise its termination right pursuant to this Section 13.2(e), it shall give prompt written notice thereof to Buyer. During the five-business-day period commencing with its receipt of such notice, Buyer shall have the option of paying additional consideration for the Merger in the form of Buyer’s Common Stock, cash or a combination of Buyer’s Common Stock and cash, so that the aggregate consideration paid by Buyer per share of Acquired Corporation Stock for the Merger shall be valued at $10.50. If within such five-business-day period, Buyer delivers written notice to Acquired Corporation that it intends to proceed with the Merger by paying such additional consideration, as contemplated by the previous sentence, then no termination shall have occurred pursuant to this Section 13.2(e) and this Agreement shall remain in full force and effect in accordance with its terms (except that the consideration for the Merger shall have been so modified

For purposes of Section 13.2(e), the following terms shall have the meanings assigned below:

“Determination Date” shall mean the first date on which all Orders, Consents and approvals (and waivers, if applicable) necessary for consummation of the Merger and the transactions contemplated by this Agreement have been received as provided in Section 8.2(a) hereof.

“Determination Date Buyer Common Stock Value” shall mean the average of the daily closing sales prices of a share of Buyer’s Common Stock as reported on the NASDAQ for the ten consecutive trading days immediately preceding the Determination Date.

In the event that prior to the Determination Date, Buyer’s Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, stock split, or reverse stock split of Buyer’s Common Stock between the date of this Agreement and the Determination Date, the prices for the Buyer’s Common Stock shall be appropriately adjusted for purposes of applying this Section 13.2(e) with respect to the change in the per share market value of Buyer’s Common Stock as a result thereof.

This Section 13.2(e) shall not apply to the consideration received by holders of Acquired Corporation Options provided in Section 3.1(b) hereof.

(f) by Acquired Corporation pursuant to Section 6.2(c)(ii) of this Agreement.

(g) by Buyer, if the number of shares as to which stockholders of Acquired Corporation have exercised dissenters rights of appraisal under Section 3.6 hereof exceeds 10% of the outstanding shares of Acquired Corporation.

13.3  Damages.  In the event of termination pursuant to Section 13.2, this Agreement shall become void and have no effect, except as provided in Article 11, and except that Acquired Corporation and Buyer shall be liable for damages for any willful breach of warranty, representation, covenant or other agreement contained in this Agreement.

ARTICLE 14

Definitions

(a) The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement:

Acquired Corporation	Kensington Bankshares, Inc., a Florida corporation.

Acquired Corporation Company	Acquired Corporation, the Bank, any Subsidiary of Acquired Corporation or the Bank, or any person or entity acquired as a Subsidiary of Acquired Corporation or the Bank in the future and owned by Acquired Corporation or the Bank at the Effective Date.

Acquired Corporation Options	Options respecting the issuance of a maximum of 328,750 shares of Acquired Corporation common stock pursuant to Acquired Corporation’s stock option plans.

Acquired Corporation Stock	Shares of common stock, par value $.01 per share, of Acquired Corporation.

Acquired Corporation Proxy Statement	The proxy statement used by Acquired Corporation to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of Buyer relating to the issuance of the Buyer’s Common Stock to the shareholders of Acquired Corporation.

Acquisition Proposal	Any tender offer or exchange offer or any proposal for a merger, acquisition of all or substantially all of the stock or assets of, or other business combination involving Acquired Corporation or any other Acquired Corporation Company or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, Acquired Corporation or any other Acquired Corporation Company.

Agencies	Shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, HUD, the VA, the FHA, the GNMA, the FNMA, the FHLMC, the NASDAQ, and the SEC.

Agreement	This Agreement and Plan of Merger (including the exhibits hereto, which are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement an any other related instrument or document without being attached hereto) and the Schedules (including the exhibits thereto) to a Disclosure Supplement delivered pursuant hereto and incorporated herein by reference.

Assets	With respect to any Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

Bank	First Kensington Bank, a Florida state bank.

Buyer	The Banc Corporation, a Delaware corporation with its principal offices in Birmingham, Alabama.

Buyer Proxy Statement	The proxy statement used by Buyer to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of Buyer relating to the issuance of the Buyer’s Common Stock to the shareholders of Acquired Corporation.

Buyer’s Common Stock	Buyer’s Common Stock authorized and defined in the certificate of incorporation of Buyer, as amended.

Closing	The submission of the certificates of officers, legal opinions and other actions required to be taken in order to consummate the Merger in accordance with this Agreement.

Code	The Internal Revenue Code of 1986, as amended, and the regulations thereunder.

Consent	Any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

Contract	Any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

Default	(i) Any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract Order or Permit.

DGCL	The Delaware General Corporation Law, as amended.

Disclosure Supplement	The disclosure supplement delivered by Acquired Corporation to Buyer or by Buyer to Acquired Corporation, as the case may be, concurrently with the execution and delivery of this Agreement. Each such Disclosure Supplement is hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

Effective Date	The date and time at which the Merger becomes effective as defined in Section 2.7 hereof.

Environmental Laws	The laws, regulations and governmental requirements referred to in Section 5.23 hereof.

ERISA	The Employee Retirement Income Security Act of 1974, as amended.

Exchange Ratio	1.60 to 1.0, as provided in Section 3.1(a).

FBCA	The Florida Business Corporation Act, as amended.

FDIC Act	The Federal Deposit Insurance Act, as amended.

GAAP	Generally accepted accounting principles applicable to banks and bank holding companies consistently applied during the periods involved.

Knowledge	The actual knowledge of the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Chief Credit Officer or any Senior or Executive Vice President of Buyer, in the case of Knowledge of Buyer, or of such executive officers with comparable responsibility of Acquired Corporation and the Bank, in the case of knowledge of Acquired Corporation.

Law	Any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including, without limitation, those promulgated, interpreted or enforced by any Agency.

Liability	Any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including, without limitation, costs of investigation, collection and defense), deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

Lien	Any conditional sale agreement, defect of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, (iii) Liens in the form of easements and restrictive covenants on real property which do not materially adversely affect the use of such property by the current owner thereof, and (iv) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

Litigation	Any action, arbitration, complaint, criminal prosecution, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement; provided that such term shall not include regular, periodic examinations of depository institutions and their affiliates by any Agency).

Loan Property	Any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

Loss	Any and all direct or indirect payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, diminution in the value of Assets, damages, punitive, exemplary or consequential damages (including, but not limited to, lost income and profits and interruptions of business), liabilities, costs, expenses (including without limitation, reasonable attorneys’ fees and expenses, and consultant’s fees and other costs of defense or investigation), and interest on any amount payable to a third party as a result of the foregoing.

material	For purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

Material Adverse Effect	On a Party shall mean an event, change or occurrence which has a material adverse impact on (i) the financial position, Assets, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “material adverse effect” shall not be deemed to include the impact of (w) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (x) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, (y) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior written consent of the other Party in contemplation of the transactions contemplated hereby, and (z) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

Merger	The merger of Acquired Corporation with Buyer as contemplated in this Agreement.

NASDAQ	National Association of Securities Dealers Automated Quotation System.

Order	Any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Agency.

Party	Acquired Corporation or Buyer, and “Parties” shall mean both Acquired Corporation and Buyer.

Permit	Any federal, state, local, and foreign governmental approval, authorization, certificate, easement filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

Person	A natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

Registration Statement	The registration statement on Form S-4, or such other appropriate form, to be filed with the SEC by the Buyer, and which has been agreed to by Acquired Corporation, to register the shares of Buyer’s Common Stock offered to stockholders of the Acquired Corporation pursuant to this Agreement, including the Buyer Proxy Statement and the Acquired Corporation Proxy Statement.

Resulting Corporation	Buyer, as the surviving corporation resulting from the Merger.

SEC	United States Securities and Exchange Commission.

SEC Reports	The forms, reports and documents filed by Buyer as described in Section 4.14.

Stockholders’ Meetings	The special meetings of stockholders of Acquired Corporation and of Buyer called to approve the transactions contemplated by this Agreement.

Subsidiaries	All those corporations, banks, associations, or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

Tax or Taxes	Any federal, state, county, local, foreign, and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

1933 Act	The Securities Act of 1933, as amended, and the regulations thereunder.

1934 Act	The Securities Exchange Act of 1934, as amended, and the regulations thereunder.

ARTICLE 15

Miscellaneous

15.1  Expenses.  (a) Except as otherwise provided in this Section 15.1, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel (the “Transaction Expenses”), except that Buyer shall bear and pay the filing fees payable in connection with the Registration Statement and the Buyer Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Buyer Proxy Statement. After the Effective Date, Buyer agrees to pay when due the amount of any unpaid Transaction Expenses incurred by Acquired Corporation by or on its behalf prior to the Effective Date to the extent disclosed to Buyer on or before the Effective Date; provided that Acquired Corporation shall use its best efforts to identify and pay all of its Transaction Expenses on or prior to the Effective Date and provided further that in no event shall Buyer pay more than $10,000 in Acquired Corporation’s Transaction Expenses after the Effective Date.

(b) Nothing contained in this Section 15.1 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

15.2  Benefit and Assignment.  Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

15.3  Governing Law.  Except to the extent the Laws of the State of Florida apply to the Merger, this Agreement shall be governed by, and construed in accordance with the Laws of the State of Delaware without regard to any conflict of Laws.

15.4  Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each Party thereto.

15.5  Headings.  The headings of the various articles and sections of this Agreement are for convenience of reference only and shall not be deemed a part of this Agreement or considered in construing the provisions thereof.

15.6  Severability.  Any term or provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining terms and provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction, and if any term or provision of this Agreement is held by any court of competent jurisdiction to be void, voidable, invalid or unenforceable in any given circumstance or situation, then all other terms and provisions, being severable, shall remain in full force and effect in such circumstance or situation and the term or provision shall remain valid and in effect in any other circumstances or situation.

15.7  Construction.  Use of the masculine pronoun herein shall be deemed to refer to the feminine and neuter genders and the use of singular references shall be deemed to include the plural and vice versa, as appropriate. No inference in favor of or against any Party shall be drawn from the fact that such Party or such Party’s counsel has drafted any portion of this Agreement.

15.8  Confidentiality; Return of Information.  Between the date of this Agreement and the Effective Date, Buyer and Acquired Company will maintain in confidence, and will cause the directors, officers, employees, agents and advisors of Buyer and Acquired Corporation Companies to maintain in confidence any written, oral or other information obtained in confidence from another Person or from an Acquired Company in connection with this Agreement or the Merger, including any such information obtained prior to the date of this Agreement, unless (a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such Party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the Merger to be consummated, or (c) the furnishing or use of such information is required by legal proceedings.

In the event of termination of this Agreement prior to the Effective Date, each Party shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Party in connection with the transactions contemplated in this Agreement and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.

15.9  Equitable Remedies.  The parties hereto agree that, in the event of a breach of this Agreement by either Party, the other Party may be without an adequate remedy at law owing to the unique nature of the contemplated transactions. In recognition thereof, in addition to (and not in lieu of) any remedies at law that may be available to the nonbreaching Party, the non-breaching Party shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Agreement by the other Party, and no attempt on the part of the non-breaching Party to obtain such equitable relief shall be deemed to constitute an election of remedies by the non-breaching Party that would preclude the non-breaching Party from obtaining any remedies at law to which it would otherwise be entitled.

15.10  Attorneys’ Fees.  If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).

15.11  No Waiver.  No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or Default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or Default, nor shall it be construed to be a wavier of any such right, power or remedy, or an acquiescence in any similar breach or Default; nor shall any waiver of any single breach or Default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

15.12  Remedies Cumulative.  All remedies provided in this Agreement, by law or otherwise, shall be cumulative and not alternative.

15.13  Entire Contract.  This Agreement and the documents and instruments referred to herein constitute the entire contract between the parties to this Agreement and supersede all other understandings with respect to the subject matter of this Agreement.

IN WITNESS WHEREOF, Acquired Corporation and Buyer have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

KENSINGTON BANKSHARES, INC

BY:	/s/ Gerald K. Archibald
ITS: Chairman

THE BANC CORPORATION

BY:	/s/ C. Stanley Bailey
ITS: Chief Executive Officer

Exhibit A

Form of Lock-Up and Non-Competition Agreement

THIS LOCK-UP AND NON-COMPETITION AGREEMENT is made and entered into as of this the 6th day of March, 2006, by and between THE BANC CORPORATION (“Buyer”), a Delaware corporation, and the undersigned officer or director (the “Kensington Official”) of Kensington Bankshares, Inc., a Florida corporation (“Acquired Corporation”), or of First Kensington Bank, a Florida bank (the “Bank”).

WITNESSETH

WHEREAS, Buyer and Acquired Corporation have entered into an Agreement and Plan of Merger (the “Plan of Merger”), pursuant to which the parties thereto agree that Acquired Corporation will merge (the “Merger”) with and into Buyer, and Buyer shall be the surviving entity of the Merger;

NOW, THEREFORE, in consideration of the expenses that Buyer will incur in connection with the transactions contemplated by the Plan of Merger, and in order to preserve the value of the franchise to be purchased by Buyer and induce Buyer to proceed to incur such expenses, the Kensington Official makes the following agreements in favor of Buyer:

1.	Undertakings of Kensington Official

1.1  The Kensington Official agrees and undertakes to vote or cause to be voted in favor of the approval of the Plan of Merger all shares of Acquired Corporation Stock (as defined in the Plan of Merger), as to which he has voting power (other than shares held in a fiduciary capacity), which amount of shares is shown on the schedule attached hereto and made a part hereof, at any meeting or meetings (including any and all adjournments thereof) held on or before December 31, 2006. The parties hereto acknowledge and agree that nothing in this Section or this Agreement is intended to dictate or require that the Kensington Official vote as a director in any manner.

1.2  The Kensington Official further agrees that he will not transfer any of the shares of Acquired Corporation Stock over which he has dispositive power, which number of shares is shown on the schedule attached hereto and made a part hereof, until the vote upon the Plan of Merger by Acquired Corporation’s stockholders has been taken or until the Plan of Merger has been terminated pursuant to the provisions thereof, except (i) for transfers by operation of law, and (ii) for transfers in connection with which Buyer has consented to the transfer and the transferee shall agree in writing with Buyer to be bound by this Agreement as fully as the undersigned.

1.3  This Section 1 shall terminate at such time as the Plan of Merger terminates or on the Effective Date.

2.	Agreement Not to Compete

The Kensington Official agrees that for a period of two years following the Effective Date (as defined in the Plan of Merger), the Kensington Official will not serve as an officer or director, or acquire 5% or more of the outstanding equity securities, of any bank or savings and loan association or bank holding company, or federal or state chartered bank, savings bank, thrift, homestead association, savings association, savings and loan association or cooperative bank that has its principal business location within the Florida counties of Hillsborough, Hernando or Pasco.

3.	Miscellaneous

3.1  The provisions of this Agreement shall be enforceable through an action for damages at law or a suit for specific performance or other appropriate extraordinary relief, the Kensington Official acknowledging that remedies at law for breach or default might be or become inadequate.

3.2  The Kensington Official acknowledges and agrees that this Agreement is executed in connection with the sale of all of the business of Acquired Corporation. The Kensington Official further acknowledges and represents that the provisions of this Agreement will not work a hardship on him and will not prevent him from engaging in his occupation.

3.3  To the extent permitted under applicable law, any provision of this Agreement may be amended or modified at any time, either before or after its approval by an agreement in writing among the parties hereto.

3.4  This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each party hereto.

3.5  This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Florida applicable to agreements made and entirely to be performed within such State, except as federal law may be applicable.

3.6  The Kensington Official may not assign any of his rights or obligations under this Agreement to any other person.

3.7  This Agreement supersedes any and all oral or written agreements and understandings heretofore made between the parties hereto relating to the subject matter hereof and contains the entire agreement of the parties relating to the subject matter hereof; provided, however, that notwithstanding the foregoing, this Agreement does not modify or amend any stock option agreement, employment agreement, option or similar employee benefit agreement between any Acquired Corporation Company and the Kensington Official. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors, heirs and legatees.

IN WITNESS WHEREOF, the parties have signed this Agreement effective as of the date first set forth above.

THE BANC CORPORATION

By:
Title:

KENSINGTON OFFICIAL

SCHEDULE TO LOCK-UP AND NON-COMPETITION AGREEMENT

Number of shares of common stock, $      par value, of Kensington Bankshares, Inc. owned by the Kensington Official:           shares.

Exhibit 9.4

[Letterhead of Balch & Bingham LLP]

           , 2006

Kensington Bankshares, Inc.
13246 North Dale Mabry Highway
Tampa, FL 33264

Re: Merger of Kensington Bankshares with and into The Banc Corporation

Gentlemen:

We are counsel to The Banc Corporation (“The Banc Corporation”), a corporation organized and existing under the laws of the State of Delaware, and have represented The Banc Corporation in connection with the execution and delivery of the Agreement and Plan of Merger, dated as of March 6, 2006 (the “Agreement”), by and between Kensington Bankshares, Inc. (“Kensington”) and The Banc Corporation.

This opinion is delivered pursuant to Section 9.4 of the Agreement. Unless otherwise defined herein, capitalized terms used in this opinion shall have the meanings set forth in the Agreement.

In rendering this opinion, we have examined the corporate books and records of The Banc Corporation and made such other investigations as we have deemed necessary. We have relied upon certificates of public officials and officers of The Banc Corporation as to certain questions of fact.

Based upon and subject to the foregoing, we are of the opinion that:

1. The Banc Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to carry on the business in which it is engaged, as described in the Registration Statement, and to own the properties owned by it.

2. The execution and delivery of the Agreement and compliance with its terms do not and will not violate or contravene any provision of the Certificate of Incorporation or Bylaws of The Banc Corporation or, to our knowledge, result in any conflict with, breach of, or default or acceleration under any mortgage, agreement, lease, indenture, or other instrument, order, judgment or decree to which The Banc Corporation is a party or by which The Banc Corporation is bound.

3. In accordance with the Bylaws of The Banc Corporation and pursuant to resolutions duly adopted by its Board of Directors and stockholders, the Agreement has been duly adopted and approved by the Board of Directors of The Banc Corporation and by the stockholders of The Banc Corporation.

4. The Agreement has been duly and validly executed and delivered by The Banc Corporation. Assuming valid authorization, execution and delivery by Kensington, the Agreement is a binding obligation of The Banc Corporation, enforceable against The Banc Corporation in accordance with its terms.

5. The authorized capital stock of The Banc Corporation consists of shares of Buyer’s Common Stock, of which 22,221,256 shares were issued and 19,980,261 shares were outstanding as of December 31, 2005. The shares of Buyer’s Common Stock that are issued and outstanding were not issued in violation of any statutory preemptive rights of shareholders, were duly issued and are fully paid and nonassessable under the DGCL. The shares of Buyer’s Common Stock to be issued to the stockholders of Kensington as contemplated by the Agreement are duly authorized, have been registered under the 1933 Act and when properly issued and delivered following consummation of the Merger will be validly issued, fully paid and nonassessable.

This opinion is delivered solely for reliance by Kensington.

Sincerely,

Exhibit 10.4

[Letterhead of Coleman, Talley, Newbern, Kurrie, Preston & Holland, LLP]

          , 2006

The Banc Corporation, Inc.
17 North 20th Street
Birmingham, Alabama 35203

Re:  Merger of Kensington Bankshares, Inc. with and into The Banc Corporation

Gentlemen:

We are counsel Kensington Bankshares, Inc. (“Kensington”), a corporation organized and existing under the laws of the State of Florida, and have represented Kensington in connection with the execution and delivery of the Agreement and Plan of Merger, dated as of March 6, 2006 (the “Agreement”), by and between Kensington and The Banc Corporation, Inc. (“The Banc Corporation”).

This opinion is delivered pursuant to Section 10.4 of the Agreement. Unless otherwise defined herein, capitalized terms used in this opinion shall have the meanings set forth in the Agreement.

In rendering this opinion, we have examined the corporate books and records of Kensington, and made such other investigations as we have deemed necessary. We have relied upon certificates of public officials and officers of Kensington as to certain questions of fact.

Based upon and subject to the foregoing, we are of the opinion that:

1. Kensington is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida with full corporate power and authority to carry on the business in which it is engaged as described in the Registration Statement, and to own the properties owned by it. The Bank is a Florida state banking corporation duly organized, validly existing and in good standing under the laws of the State of Florida with full corporate power and authority to carry on the business in which it is engaged as described in the Registration Statement and to own the properties owned by it.

2. The execution and delivery of the Agreement and compliance with its terms do not and will not violate or contravene any provision of the Articles of Incorporation or Bylaws of Kensington or, to our knowledge, result in any conflict with, breach of, or default or acceleration under any mortgage, agreement, lease, indenture, or other instrument, order, judgment or decree to which Kensington is a party or by which Kensington is bound.

3. In accordance with the Bylaws of Kensington and pursuant to resolutions duly adopted by its Board of Directors and stockholders, the Agreement has been duly adopted and approved by the Board of Directors and stockholders of Kensington.

4. The Agreement has been duly and validly executed and delivered by Kensington. Assuming valid authorization, execution and delivery by The Banc Corporation, the Agreement is a binding obligation of Kensington, enforceable against Kensington in accordance with its terms.

5. The authorized capital stock of Kensington consists of 10,000,000 shares of Kensington Common Stock, of which 3,710,500 shares were issued and outstanding as of December 31, 2005, The shares of Acquired Corporation Stock that are issued and outstanding were not issued in violation of any statutory preemptive rights of stockholders, were duly issued and are fully paid and nonassessable under the FBCA. To our knowledge, there are no options, subscriptions, warrants, calls, rights or commitments obligating Kensington to issue any equity securities or acquire any of its equity securities.

This opinion is delivered solely for reliance by The Banc Corporation.

Yours very truly,

COLEMAN, TALLEY, NEWBERN, KURRIE,
PRESTON & HOLLAND, LLP

By:

Exhibit 10.5

Form of Rule 145 Agreement

       [       ]

The Banc Corporation
17 North 20th Street
Birmingham, Alabama 35203

Ladies and Gentlemen:

The undersigned has been advised that as of the date of this letter the undersigned may be deemed to be an “affiliate” of Kensington Bankshares, Inc., a Florida corporation (“Kensington”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). Pursuant to the terms of the Agreement and Plan of Merger dated as of March 6, 2006 (the “Merger Agreement”), executed by Kensington and The Banc Corporation, a Delaware corporation (“The Banc Corporation”), Kensington will be merged with and into The Banc Corporation (the “Merger”).

As a result of the Merger, the undersigned will receive shares of common stock, par value $.0001 per share, of The Banc Corporation (such shares received by the undersigned as a result of the Merger are hereinafter referred to as the “The Banc Corporation Securities”) in exchange for any shares of common stock of Kensington owned by the undersigned.

Any capitalized terms used herein shall have the meanings given to them in the Merger Agreement unless otherwise defined herein.

The undersigned represents, warrants and covenants to The Banc Corporation that:

(a) The undersigned shall not make any sale, transfer or other disposition of the The Banc Corporation Securities in violation of the Act or the Rules and Regulations. In connection therewith, the undersigned will rely on that opinion of Haskell Slaughter Young & Rediker, LLC, counsel to Buyer, to be delivered pursuant to Section 9.4 of the Merger Agreement, to the effect that, assuming the Registration Statement has become effective, Rule 145(d)(1) under the 1933 Act shall be applicable to any person who was an “affiliate” (as defined in the 1933 Act) of Acquired Corporation prior to the Merger and who will not be an “affiliate” of Buyer following the Merger, with the result that the holding periods of Rules 145(d)(2) and 145(d)(3) shall not be applicable to the undersigned.

(b) The undersigned has carefully read this letter and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon the undersigned’s ability to sell, transfer or otherwise dispose of The Banc Corporation Securities, to the extent the undersigned has considered necessary, with the undersigned’s counsel or counsel for Kensington.

(c) The undersigned has been advised that the issuance of The Banc Corporation Securities to the undersigned pursuant to the Merger has been registered with the Commission under the 1933 Act on a Registration Statement on Form S-4. However, the undersigned has also been advised that the undersigned may not sell, transfer or otherwise dispose of The Banc Corporation Securities issued to the undersigned in the Merger unless (i) such sale, transfer or other disposition has been registered under the 1933 Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act (as hereafter amended, “Rule 145”), or (iii) The Banc Corporation has received an opinion of counsel reasonably acceptable to The Banc Corporation (or other evidence reasonably acceptable to The Banc Corporation) that such sale, transfer or other disposition is otherwise exempt from registration under the Act.

(d) The undersigned understands that The Banc Corporation is under no obligation to register the sale, transfer or other disposition of the The Banc Corporation Securities by the undersigned or on the undersigned’s behalf under the 1933 Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

(e) The undersigned also understands that stop transfer instructions will be given to The Banc Corporation’s transfer agent with respect to the The Banc Corporation Securities and that there will be placed on the certificates for the The Banc Corporation Securities issued to the undersigned, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED AS OF MARCH 6, 2006 BETWEEN THE REGISTERED HOLDER HEREOF AND THE BANC CORPORATION, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF THE BANC CORPORATION.”

(f) The undersigned also understands that unless the transfer by the undersigned of the undersigned’s The Banc Corporation’s Securities has been registered under the 1933 Act or is a sale made in conformity with the provisions of Rule 145, The Banc Corporation reserves the right to put the following legend on the certificates issued to the undersigned’s transferee:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.”

(g) It is understood and agreed that the legends set forth in paragraphs (e) and (f) above shall be removed by delivery of substitute certificates without such legend and the related stop transfer instructions will be lifted forthwith, at such time as (i) the undersigned is not an affiliate of The Banc Corporation and a period of at least one year (as determined in accordance with paragraph (d) of Rule 144 under the 1933 Act) has elapsed since the date of consummation of the Merger, and The Banc Corporation meets the requirements of paragraph (c) of Rule 144 under the 1933 Act, (ii) the undersigned is not, and has not been for at least three months, an affiliate of The Banc Corporation, and a period of at least two years (as determined in accordance with paragraph (d) of Rule 144 under the 1933 Act) has elapsed since the date of consummation of the Merger or (iii) The Banc Corporation shall have received an opinion of counsel or other evidence, in each case reasonably acceptable to The Banc Corporation, that such legend and stop transfer instructions are not required for purposes of the Act.

Execution of this letter should not be considered an admission on the part of the undersigned that the undersigned is an “affiliate” of Kensington as described in the first paragraph of this letter, or as a waiver of any rights the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this letter.

Very truly yours,

[signature]

[typed or printed name]

Accepted this      day of          , by

THE BANC CORPORATION

By: _ _

Name: _ _

Title: _ _

ANNEX B

Appraisal Rights under the Florida Business Corporation Act

607.1301  Appraisal rights; definitions. —

The following definitions apply to §§ 607.1302-607.1333:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of § 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in § 607.1322-607.1333, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects.

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(c) For a corporation with 10 or fewer shareholders, without discounting for lack of marketability or minority status.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

607.1302  Right of shareholders to appraisal. —

(1) A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a) Consummation of a conversion of such corporation pursuant to § 607.1112 if shareholder approval is required for the conversion and the shareholder is entitled to vote on the conversion under §§ 607.1103 and 607.1112(6), or the consummation of a merger to which such corporation is a party if shareholder approval is required for the merger under § 607.1103 and the shareholder is entitled to vote on the merger or if such corporation is a subsidiary and the merger is governed by § 607.1104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to § 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) An amendment of the articles of incorporation with respect to the class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(e) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(f) With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1. Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2. Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b) The applicability of paragraph (a) shall be determined as of:

1. The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2. If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b. Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in § 607.0832; or

c. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e) For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4) A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a) Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b) Was procured as a result of fraud or material misrepresentation.

607.1303  Assertion of rights by nominees and beneficial owners. —

(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in § 607.1322(2)(b)2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

607.1320  Notice of appraisal rights. —

(1) If proposed corporate action described in § 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of §§ 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to § 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in § 607.1322.

(3) If the proposed corporate action described in § 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to § 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in § 607.1322.

607.1321  Notice of intent to demand payment. —

(1) If proposed corporate action requiring appraisal rights under § 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under § 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to § 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

607.1322  Appraisal notice and form. —

(1) If proposed corporate action requiring appraisal rights under § 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of § 607.1321. In the case of a merger under § 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a) Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1. The shareholder’s name and address.

2. The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3. That the shareholder did not vote for the transaction.

4. Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5. If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b) State:

1. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3. The corporation’s estimate of the fair value of the shares.

4. An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5. That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6. The date by which the notice to withdraw under § 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2. A copy of §§ 607.1301-607.1333.

607.1323  Perfection of rights; right to withdraw. —

(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to § 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to § 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to § 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

607.1324  Shareholder’s acceptance of corporation’s offer. —

(1) If the shareholder states on the form provided in § 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

607.1326  Procedure if shareholder is dissatisfied with offer. —

(1) A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to § 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to § 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in § 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to § 607.1322(2)(b)4.

607.1330  Court action. —

(1) If a shareholder makes demand for payment under § 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to § 607.1326 may commence the proceeding in the name of the corporation.

(2) The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3) All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5) Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.

(6) The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

607.1331  Court costs and counsel fees. —

(1) The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with §§ 607.1320 and 607.1322; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to § 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

607.1332  Disposition of acquired shares. —

Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

607.1333  Limitation on corporate payment. —

(1) No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of § 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a) Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b) Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2) The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

ANNEX C

March 6, 2006

Board of Directors
The Banc Corporation
17 North 20th Street
Birmingham, AL 35203

Ladies and Gentlemen:

The Banc Corporation (“TBNC”) and Kensington Bankshares, Inc. (“Kensington”) have entered into an Agreement and Plan of Merger, dated as of March 6, 2006 (the “Agreement”), pursuant to which Kensington will be merged with and into TBNC (the “Merger”), with TBNC as the surviving entity. Under the terms of the Agreement, at the Effective Time and as a result of the Merger, each outstanding share of Kensington common stock (the “Kensington Common Stock”), other then certain shares as specified in the Agreement, will be converted into the right to receive 1.60 shares of TBNC common stock (the “Exchange Ratio”). Cash will be paid in lieu of fractional shares. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to TBNC.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of TBNC that we deemed relevant; (iii) certain audited financial statements and other historical financial information of Kensington that we deemed relevant; (iv) earnings per share estimates for TBNC for the years ending December 31, 2006 and 2007 as provided by, and reviewed with, senior management of TBNC; (v) internal financial projections for Kensington for the years ending December 31, 2006 and 2007 as provided by and reviewed with senior management of Kensington; (vi) the pro forma financial impact of the Merger on TBNC, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of TBNC; (vii) the publicly reported historical price and trading activity for TBNC’s common stock, including a comparison of certain financial and stock market information for TBNC and Kensington and similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of TBNC, the business, financial condition, results of operations and prospects of TBNC and held similar discussions with certain members of senior management of Kensington regarding the business, financial condition, results of operations and prospects of Kensington.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or that was provided to us by TBNC and Kensington or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of TBNC and Kensington that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of TBNC or Kensington or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of TBNC and Kensington nor have we reviewed any individual credit files relating to TBNC and Kensington. We have assumed, with your consent, that the respective allowances for loan losses for both TBNC and Kensington are adequate to cover such losses.

C-1

With respect to the earnings estimates for TBNC and the internal financial projections of Kensington reviewed with the managements of TBNC and Kensington, respectively, and used by us in our analyses, TBNC’s and Kensington’s managements confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of TBNC and Kensington, respectively, and we assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments, cost savings and stock repurchases determined by and reviewed with the senior management of TBNC, management confirmed to us that they reflected the best currently available estimates and judgments of such management and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in TBNC’s or Kensington’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that TBNC and Kensington will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will be a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice TBNC has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of TBNC’s common stock will be when issued to Kensington’s shareholders pursuant to the Agreement or the prices at which TBNC’s common stock may trade at any time.

We have acted as TBNC’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. TBNC has also agreed to indemnify us against certain liabilities arising out of our engagement. As you are aware, we have provided certain other investment banking services to TBNC in the past and have received compensation for such services.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to TBNC and Kensington and their affiliates. We may also actively trade the equity or debt securities of TBNC and Kensington or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of TBNC in connection with its consideration of the Merger and is directed only to the fairness, from a financial point of view, of the Exchange Ratio to TBNC and does not address the underlying business decision of TBNC to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for TBNC or the effect of any other transaction in which TBNC might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair to TBNC from a financial point of view.

Very truly yours,

C-2

ANNEX D

March 3, 2006

Board of Directors
Kensington Bankshares, Inc.
13246 North Dale Mabry Highway
Tampa, Florida 33624

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Kensington Bankshares, Inc., a Florida corporation, (“KBI”) of the Agreement and Plan of Merger, as defined below, in the proposed merger between KBI and The Banc Corporation, Inc., a Delaware corporation, Birmingham, Alabama (the “Company”).

Pursuant to the Agreement and Plan of Merger dated on or about March 6, 2006 (the “Merger Agreement”), the Company has agreed to exchange 1.6 shares of common stock of the Company for all of outstanding shares of common stock of KBI (the “Exchange Ratio”). The outstanding options to purchase KBI common stock will be exchanged for shares of Company common stock determined by subtracting the exercise price for the options from $18.2880 and dividing the result by $11.43. The approximate value of stock to be received for the outstanding shares and options of KBI is $71,192,529. Collectively, the exchange of shares for the outstanding shares of KBI and for the outstanding options of KBI is the “Merger Consideration”. The value received and the composition of the Merger Consideration may be adjusted pursuant to the terms of the Merger Agreement.

Pursuant to the Merger Agreement, KBI will be merged with and into the Company.

Alex Sheshunoff & Co. Investment Banking, LP (“Sheshunoff”) is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. We are experienced in these activities and have performed assignments similar in nature to that requested by KBI on numerous occasions.

In connection with our opinion, we, among other things:

1. Reviewed a draft of the Merger Agreement;

2. Reviewed KBI’s audited financial statements for the period ending December 31, 2005;

3. Evaluated KBI’s subsidiary bank’s general ledger statements as of December 31, 2005;

4. Evaluated KBI’s consolidated results based upon a review of its regulatory reports for the five-year period ending December 31, 2005;

5. Reviewed publicly available financial statements and other business and financial information of the Company;

6. Reviewed certain internal business and other operating data of the Company;

7. Conducted conversations regarding recent and projected financial performance of KBI and the Company with respective members of executive management;

8. Compared KBI’s recent operating results with those of certain other banks in Florida that have recently been acquired;

Kensington Bankshares, Inc.
March 3, 2006

9. Compared the pricing multiples for KBI in the Merger to those of certain other banks in Florida that have recently been acquired;

10. Compared the pricing multiples for KBI in the Merger to those of certain other banks in the United States that have recently been acquired;

11. Analyzed the present value of the after-tax cash flows KBI could produce through the year 2010 based on projections provided by KBI’s management;

12. Reviewed the potential pro forma impact of the Merger on the combined company’s results and certain financial performance measures of KBI and the Company;

13. Reviewed the historical stock price data and trading volume of the Company’s common stock and the lack of an active market for the common stock of KBI;

14. Reviewed previous expressions of interest received by KBI from potential acquirers;

15. Held various on-site meetings with KBI’s management to discuss the potential sale of KBI; and

16. Performed such other analyses, as we deemed appropriate.

We assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by KBI for the purposes of this opinion. We have assumed that any projections provided by KBI were reasonably prepared on a basis reflecting the best currently available estimates and judgments of KBI management. In addition, where appropriate, we relied upon publicly available information that we believe to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

We did not make an independent evaluation of the assets or liabilities of KBI or the Company, nor were we furnished with any such appraisals. We are not experts in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for KBI and the Company, respectively, are, in the aggregate, adequate to cover such losses.

We assumed that all required regulatory and third-party approvals will be received in a timely fashion and without any conditions or requirements that could adversely affect KBI, the Company, the Merger or the Company’s operations following the Merger. We have also assumed that the executed Merger Agreement will conform in all material respects to the latest draft of the Merger Agreement that we have been provided.

Our opinion is necessarily based on economic, market, and other conditions as they existed on the date hereof, and the information made available to us as the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion and the resulting conclusion. KBI’s management has informed Sheshunoff that it knows of no additional information that would have a material effect on our opinion. Other than for the proxy statement and at the Effective Date as defined in the Merger Agreement, we are not obligated to update, revise, or affirm this opinion.

Our opinion is not an appraisal or opinion of value but is limited to the fairness of the Exchange Ratio and the Merger Consideration, from a financial point of view, to all holders of KBI common stock. We express no opinion on the underlying decision by KBI to engage in the Merger or the relative merits of the Merger as compared to the other transactions or business strategies that might be available to KBI. Moreover, this letter and the opinion expressed herein do not constitute a recommendation to any stockholder as to any approval of the Merger or the Merger Agreement.

It is understood that this opinion is for the information of the Board of Directors of KBI and may not be used for any other purpose without our prior written consent, except as may be required by law or by a court of competent jurisdiction and except that this opinion may be included in its entirety in any filing, if required, with respect to the Merger with the Securities and Exchange Commission or proxy statement sent to KBI shareholders.

Kensington Bankshares, Inc.
March 3, 2006

Based on the foregoing and such other matters we have deemed relevant, it is our opinion, as of the date hereof, that the Exchange Ratio and the Merger Consideration to be received by the KBI shareholders pursuant to the Merger is fair, from a financial point of view.

Very truly yours,

ALEX SHESHUNOFF & CO.
INVESTMENT BANKING, LP

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of directors and officers.

Superior Bancorp Section 102(b)(7) of Delaware General Corporation Law grants corporations the right to limit or eliminate the personal liability of their directors in certain circumstances in accordance with provisions therein set forth. Superior Bancorp’s restated certificate of incorporation contains a provision eliminating or limiting director liability to Superior Bancorp and its stockholders for monetary damages arising from acts or omissions in the director’s capacity as a director. The provision does not, however, eliminate or limit the personal liability of a director

•	for any breach of such director’s duty of loyalty to Superior Bancorp or its stockholders.

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

•	under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock purchases or redemptions.

•	for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the board of directors of Superior Bancorp protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above). As a result of this provision, the ability of Superior Bancorp or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director’s breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

Section 145 of the Delaware General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with the provisions therein set forth. Superior Bancorp’s bylaws provide for mandatory indemnification rights, subject to limited exceptions, to any director, officer, employee, or agent of Superior Bancorp who, by reason of the fact that he or she is a director, officer, employee, or agent of Superior Bancorp, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director, officer, employee, or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of Delaware law.

Superior Bancorp has entered into agreements with all of its directors and its executive officers pursuant to which Superior Bancorp has agreed to indemnify such directors and executive officers against liability incurred by them by reason of their services of a director to the fullest extent allowable under applicable law.

See Item 22 of this Registration Statement on Form S-4.

Item 21.	Exhibits.

Exhibits:

(2)	-1	—	Agreement and Plan of Merger between Kensington Bankshares, Inc. and The Banc Corporation, dated March 6, 2006, filed as Exhibit 10 to The Banc Corporation’s Current Report on Form 8-K dated March 6, 2006, is hereby incorporated herein by reference.
(2)	-2	—	Agreement and Plan of Merger between Community Bancshares and The Banc Corporation dated April 29, 2006, field as Exhibit 10 to The Banc Corporation’s Current Report on Form 8-K dated April 29, 2006, is hereby incorporated herein by reference.
(3)	-l	—	Restated Certificate of Incorporation of Superior Bancorp, filed as Exhibit 3 to the Corporation’s Current Report on Form 8-K dated May 18, 2006, is hereby incorporated herein by reference.
(3)	-2	—	Bylaws of The Banc Corporation, filed as Exhibit (3)-2 to The Banc Corporation’s Registration Statement on Form S-4 (Registration No. 333-58493), is hereby incorporated herein by reference.

(4)	-1	—	Amended and Restated Declaration of Trust, dated as of September 7, 2000, by and among State Street Bank and Trust Company of Connecticut, National Association, as Institutional Trustee, The Banc Corporation, as Sponsor, David R. Carter and James A. Taylor, Jr., as Administrators, filed as Exhibit (4)-1 to The Banc Corporation’s Annual Report on Form 10-K for the year ended December 31, 2000, is hereby incorporated herein by reference.
(4)	-2	—	Guarantee Agreement, dated as of September 7, 2000, by and between The Banc Corporation and State Street Bank and Trust Company of Connecticut, National Association, filed as Exhibit(4)-2 to The Banc Corporation’s Annual Report on Form 10-K for the year ended December 31, 2000, is hereby incorporated herein by reference.
(4)	-3	—	Indenture, dated as of September 7, 2000, by and among The Banc Corporation as issuer and State Street Bank and Trust Company of Connecticut, National Association, as Trustee, filed as Exhibit(4)-3 to The Banc Corporation’s Annual Report on Form 10-K for the year ended December 31, 2000, is hereby incorporated herein by reference.
(4)	-4	—	Placement Agreement, dated as of August 31, 2000, by and among The Banc Corporation, TBC Capital Statutory Trust II, Keefe Bruyette & Woods, Inc., and First Tennessee Capital Markets, filed as Exhibit (4)-4 to The Banc Corporation’s Annual Report on Form 10-K for the year ended December 31, 2000, is hereby incorporated herein by reference.
(4)	-5	—	Amended and Restated Declaration of Trust, dated as of July 16, 2001, by and among The Banc Corporation, The Bank of New York, David R. Carter, and James A. Taylor, Jr. filed as Exhibit(4)-5 to The Banc Corporation’s Registration Statement on Form S-4 (Registration No. 333-69734) is hereby incorporated herein by reference.
(4)	-6	—	Guarantee Agreement, dated as of July 16, 2001, by The Banc Corporation and The Bank of New York filed as Exhibit (4)-6 to The Banc Corporation’s Registration Statement on Form S-4 (Registration No. 333-69734) is hereby incorporated herein by reference.
(4)	-7	—	Indenture, dated as of July 16, 2001, by The Banc Corporation and The Bank of New York filed as Exhibit (4)-7 to The Banc Corporation’s Registration Statement on Form S-4 (Registration No. 333-69734) is hereby incorporated herein by reference.
(4)	-8	—	Placement Agreement, dated as of June 28, 2001, among TBC Capital Statutory Trust III, and The Banc Corporation and Sandler O’Neill & Partners, L.P. filed as Exhibit (4)-8 to The Banc Corporation’s Registration Statement on Form S-4 (Registration No. 333-69734) is hereby incorporated herein by reference.
(4)	-9	—	Stock Purchase Agreement, dated January 24, 2005, between The Banc Corporation and the investors named therein, filed as Exhibit 4-1 to The Banc Corporation’s Current Report on Form 8-K dated January 24, 2005, is hereby incorporated herein by reference.
(4)	-10	—	Registration Rights Agreement, dated January 24, 2005, between The Banc Corporation and the investors named therein, filed as Exhibit 4-2 to The Banc Corporation’s Current Report on Form 8-K dated January 24, 2005, is hereby incorporated herein by reference.
(5)		—	Form of Opinion of legality of issuance of shares*
(8)		—	Form of Tax Opinion*
(10)	-1	—	Third Amended and Restated 1998 Stock Incentive Plan of The Banc Corporation, filed as Exhibit (10)-1 to The Banc Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, is hereby incorporated herein by reference.
(10)	-2	—	Commerce Bank of Alabama Incentive Stock Compensation Plan, filed as Exhibit (4)-3 to The Banc Corporation’s Registration Statement on Form S-8, dated February 22, 1999 (Registration No. 333-72747), is hereby incorporated herein by reference.
(10)	-3	—	The Banc Corporation 401(k) Plan, filed as Exhibit (4)-2 to The Banc Corporation’s Registration Statement on Form S-8, dated January 21, 1999 (Registration No. 333-7953), is hereby incorporated herein by reference.
(10)	-4	—	Employment Agreement by and between The Banc Corporation and James A. Taylor, filed as Exhibit (10)-1 to The Banc Corporation’s Quarterly Report on Form 10-Q for quarter ended March 31, 2002 is hereby incorporated herein by reference.

(10)	-5	—	Deferred Compensation Agreement by and between The Banc Corporation and James A. Taylor, filed as Exhibit (10)-2 to The Banc Corporation’s Registration Statement on Form S-1 (Registration No. 333-67011), is hereby incorporated herein by reference.
(10)	-6	—	Employment Agreement, dated as of September 19, 2000, by and between The Banc Corporation and James A. Taylor, Jr., filed as Exhibit (10)-8 to The Banc Corporation’s Annual Report on Form 10-K for the year ended December 31, 2001, is hereby incorporated herein by reference.
(10)	-7	—	Form of Deferred Compensation Agreement by and between The Banc Corporation and the individuals listed on Schedule A attached thereto filed as Exhibit (10)-11 to The Banc Corporation’s Annual Report on Form 10-K for the year ended December 31, 1999, is hereby incorporated herein by reference.
(10)	-8	—	Form of Deferred Compensation Agreement by and between The Bank and the individuals listed on Schedule A attached thereto filed as Exhibit (10)-11 to The Banc Corporation’s Annual Report on Form 10-K for the year ended December 31, 1999, is hereby incorporated herein by reference.
(10)	-9	—	Agreement dated as of June 30, 2005, by and between The Banc Corporation and David R. Carter, filed as Exhibit 10-3 to The Banc Corporation’s Current Report on Form 8-K dated July 21, 2005, is hereby incorporated herein by reference.
(10)	-10	—	Agreement, dated as of June 30, 2005, by and between The Banc Corporation and F. Hampton McFadden, Jr., filed as Exhibit 10-4 to The Banc Corporation’s Current Report on Form 8-K dated July 21, 2005, is hereby incorporated herein by reference.
(10)	-11	—	The Banc Corporation and Subsidiaries Employee Stock Ownership Plan, filed as Exhibit (10)-13 to The Banc Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002, is hereby incorporated herein by reference.
(10)	-12	—	Agreement, dated January 24, 2005, between The Banc Corporation and James A. Taylor, Sr., filed as Exhibit 10-3 to The Banc Corporation’s Current Report on Form 8-K dated January 24, 2005, is hereby incorporated herein by reference.
(10)	-13	—	Agreement, dated January 24, 2005, between The Banc Corporation and James A. Taylor, Jr., filed as Exhibit 10-4 to The Banc Corporation’s Current Report on Form 8-K dated January 24, 2005, is hereby incorporated herein by reference.
(10)	-14	—	Employment Agreement, dated January 24, 2005, by and between The Banc Corporation, The Bank and C. Stanley Bailey, filed as Exhibit 10-5 to The Banc Corporation’s Current Report on Form 8-K dated January 24, 2005, is hereby incorporated herein by reference.
(10)	-15	—	Employment Agreement, dated January 24, 2005, by and between The Banc Corporation, The Bank and C. Marvin Scott, filed as Exhibit 10-6 to The Banc Corporation’s Current Report on Form 8-K dated January 24, 2005, is hereby incorporated herein by reference.
(10)	-16	—	Employment Agreement, dated January 24, 2005, by and between The Banc Corporation, The Bank and Rick D. Gardner, filed as Exhibit 10-7 to The Banc Corporation’s Current Report on Form 8-K dated January 24, 2005, is hereby incorporated herein by reference.
(16)		—	Letter from Ernst & Young LLP dated September 21, 2004, filed as Exhibit (16)-1 to The Banc Corporation’s Current Report on Form 8-K/A dated June 14, 2004, is hereby incorporated herein by reference.
(21)		—	Subsidiaries of The Banc Corporation, filed as Exhibit 21 to The Banc Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005, is hereby incorporated herein by reference.
(23)	-1	—	Consent of Carr, Riggs & Ingram, LLC.
(23)	-2	—	Consent of Ernst & Young LLP.
(23)	-3	—	Consent of Harper Pearson & Company, P.C.
(23)	-4	—	Consent of Alex Sheshunoff & Co. Investment Banking, L.P.
(23)	-5	—	Consent of Sandler O’Neill & Partners, L.P.

*	To be filed by Amendment.

Item 22.	Undertakings.

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the

Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) The undersigned Registrant hereby undertakes as follows: that prior to any public re-offering of the securities registered hereunder through use of a prospectus which is part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such re-offering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(3) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not subject of and included in the Registration Statement when it became effective.

(5) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Birmingham, Alabama, on July 10, 2006.

SUPERIOR BANCORP

By	/s/ C. Stanley Bailey
C. Stanley Bailey
Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints C. Stanley Bailey and Rick D. Gardner, and each of them, his attorney-in-fact with power of substitution for him in any and all capacities, to sign any amendments, supplements, subsequent registration statements relating to the offering to which this Registration relates, or other instruments he deems necessary or appropriate, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ C. Stanley Bailey C. Stanley Bailey	Chief Executive Officer (Principal Executive Officer) and Director	July 10, 2006

/s/ James C. Gossett James C. Gossett	Chief Accounting Officer (Principal Financial and Accounting Officer)	July 10, 2006

/s/ James A. Taylor James A. Taylor	Chairman of the Board	July 10, 2006

/s/ Roger Barker Roger Barker	Director	July 10, 2006

/s/ K. Earl Durden K. Earl Durden	Director	July 10, 2006

/s/ Rick D. Gardner Rick D. Gardner	Chief Operating Officer and Director	July 10, 2006

/s/ Thomas E. Jernigan, Jr. Thomas E. Jernigan, Jr.	Director	July 10, 2006

/s/ James Mailon Kent, Jr. James Mailon Kent, Jr.	Director	July 10, 2006

/s/ James M. Link James M. Link	Director	July 10, 2006

Signature	Title	Date

/s/ Barry Morton Barry Morton	Director	July 10, 2006

/s/ Robert R. Parrish, Jr. Robert R. Parrish, Jr.	Director	July 10, 2006

/s/ C. Marvin Scott C. Marvin Scott	President and Director	July 10, 2006

/s/ Michael E. Stephens Michael E. Stephens	Director	July 10, 2006

/s/ James C. White, Sr. James C. White, Sr.	Director	July 10, 2006